

2022
annual report













Your Catalyst for Positive Change™

Our Company

Ecovyst is an integrated and innovative global supplier of specialty catalysts and services. Our differentiated businesses support and benefit from a diverse number of sustainability trends, including more stringent fuel and emissions standards, renewable fuels, low carbon technologies, and plastics circularity. We have strong customer relationships developed through a long history of reliability, quality and value-added products and services, built on the foundation of our innovation culture and expertise in zeolite, silica and sulfuric acid technologies. Based on these competitive strengths, we believe we have a demonstrated track record of delivering financial stability and growth performance.



#1 or #2	10	~890	>80%
Positions in nearly all product lines	Manufacturing plants	Employees worldwide	of 2022 R&D projects linked to sustainability







Business Profile: 2022 Sales and Zeolyst JV Sales[1]



26%
Segment
74%
15%
14%
End Use
35%
36%
6%
6%
3%
Geography
85%

- Ecoservices
- Catalyst Technologies

- Industrial, Mining & Automotive
- Clean Fuels, Emission Control & Other
- Polymers & Engineered Plastics
- Regeneration & Treatment Services

- North America
- Europe
- Asia
- Rest of World

[1] Includes sales related to 50% share of the Zeolyst Joint Venture with Shell Catalysts & Technologies, an affiliate of Royal Dutch Shell. Excludes eliminations.

Financial Highlights

($ in millions)	2022	2021	2020
Sales[1]	820.2	611.2	495.9
Zeolyst Joint Venture Sales[2]	132.6	131.3	128.6
Adjusted EBITDA[3]	276.8	227.6	192.6
Cash From Operations	180.3	137.3	140.1

[1] Excludes sales related to 50% share of the Zeolyst Joint Venture with Shell Catalysts & Technologies, an affiliate of Royal Dutch Shell.
[2] Represents sales related to 50% share of the Zeolyst Joint Venture with Shell Catalysts & Technologies, an affiliate of Royal Dutch Shell.
[3] Refer to pages 51–52 and 58–59 of accompanying Form 10-K for reconciliations of net income to Adjusted EBITDA.

Ecoservices



100
50
200
400

We are the leading provider of sulfuric acid recycling services to North American refineries for the production of alkylate, an essential gasoline component for lowering vapor pressure and increasing octane rating to meet stringent gasoline specifications and fuel efficiency standards. We are also a leading North American producer of virgin sulfuric acid for industrial and advanced materials applications, mining, and lead acid batteries.

Catalyst Technologies



Silica Catalysts—Our silica-based catalysts and supports are critical catalyst components for the production of HDPE, a high strength and high stiffness plastic used in bottles, containers, and molded applications, and LLDPE, used predominantly for films.

Zeolyst Joint Venture—Develops critical high technology specialty zeolites and zeolite-based catalysts to customers for the following major end uses: refining (primarily hydrocracking and dewaxing catalysts), petrochemicals, renewable fuels, and emission control systems for both on-road and non-road diesel engines. We also supply custom zeolites to catalyst companies who compete in similar industries. We believe the Zeolyst Joint Venture is a first mover in zeolite fuels and emission control technology and we expect continued expansion as specialty zeolite catalysts are used in new applications and as environmental emission standards increase globally.

Key Investment Highlights

- Historical growth from diverse underlying secular macro trends
- High Adjusted EBITDA margins and strong historical free cash flow
- Strategic and extensive global manufacturing network
- Products sold represent a small portion of customer's total product cost
- Track record of innovation and customer collaboration
- Environmentally friendly end use applications and solutions

Letter from Kurt J. Bitting
Chief Executive Officer



Dear Stockholder—

2022 marked the completion of our first full year as a pure play specialty catalyst and services company. As a leading supplier of products and services that are critical for meeting the growing global demand for cleaner fuels and more sustainable technologies, Ecovyst continued to benefit from favorable demand trends in 2022 from a broad range of industries. Despite this past year's challenging inflationary and macroeconomic environment, positive demand fundamentals, in concert with Ecovyst's competitive business strengths and robust service and technology offerings, translated into strong organic growth and exceptional financial results. I want to acknowledge and thank all our Ecovyst colleagues across the globe for their dedication throughout the year and for their contributions to the many successes we achieved in 2022.

"In 2022 Ecovyst once again demonstrated the organic growth capability and resilience of our high-growth and high-margin businesses."

2022 Performance

Consistent with our ongoing commitment to the safety of our employees, customers, and the communities in which we operate, in 2022 we enhanced our efforts to ensure safe operational practices and to promote safety awareness across the organization. Primary initiatives during the year included transforming and adding resources to the Health, Safety, and Process Safety Management organization with the goal of further bolstering our strong culture of excellence in HSE performance.

In 2022 Ecovyst once again demonstrated the organic growth capability and resilience of our high-growth and high-margin businesses. Positive demand trends across the broad range of industries and end uses we serve, along with constructive pricing actions, contributed to a 34% increase in Sales[1], and a 22% increase in Adjusted EBITDA[2]. Ecovyst proudly reported full-year 2022 Adjusted EBITDA that was above our revised and increased guidance range, despite the adverse impact of Winter Storm Elliott late in the fourth quarter. Of note, while inflationary pressures were significant in 2022, contractual provisions for the pass-through of sulfur, energy, and other variable costs in our Ecoservices business offset these inflationary pressures, and increased sales volume and higher pricing contributed to unit margin expansion and higher profitability. In our Catalyst Technologies business, proactive pricing actions served to limit the impact of higher energy, transportation and raw materials costs on segment profitability.

In light of our exceptional financial results in 2022, cash generation was particularly strong. We generated $146 million in Adjusted Free Cash Flow. During the year we enabled increased shareholder value through $137 million of share repurchases, in both open market transactions and through participation in secondary offerings of a private equity owner. Concurrently, we reduced our net debt leverage ratio[3] from 3.3x at year-end 2021 to 2.8x at year-end 2022. Ecovyst ended the year with $171 million of liquidity, comprised of cash of $111 million and availability of $60 million under the ABL revolving credit facility. We believe that our substantial liquidity position and our proven cash generation capability provide for significant capital allocation flexibility as we aggressively pursue organic and inorganic growth opportunities in 2023.

Broadening our Focus on Sustainability

Global sustainability initiatives demand a stable and secure energy transition which requires both cleaner fuels and emissions coupled with the application of low carbon technologies. Ecovyst is uniquely positioned to support the

---

[1] Sales change percentage includes proportionate share of sales from our Zeolyst Joint Venture, although such sales are not consolidated with our results of operations.
[2] Refer to pages 51–52 and 58–59 of accompanying Form 10-K for reconciliations of net income to Adjusted EBITDA.
[3] Refer to page F-96 for a reconciliation of total debt to net debt and calculation of the net debt leverage ratio.

"Given the relevance of our portfolio in the ongoing clean energy transition and in the expansion of low-carbon and more sustainable technologies, we believe that secular trends will continue to provide positive business momentum for Ecovyst."

---

growing global demand for cleaner fuels and emissions and the expansion of sustainable technologies. As the leading provider of sulfuric acid regeneration services for the North American refining industry, we are an essential component in our customers' production of alkylate needed for higher-octane and cleaner-burning fuels. We are also a leading provider of virgin sulfuric acid used in a wide range of industrial processes including the production of advanced materials used in automotive lightweighting applications, mining for metals and minerals necessary to meet broader electrification objectives and applications such as semi-conductor production and lead acid batteries. Our silica catalysts enable the growing production of polyethylene and our zeolite-based technologies provide for higher yield and cleaner distillate products, reduced nitrous oxide emissions in heavy duty transportation, and catalyst materials for the rapidly growing renewable diesel industry. Looking to the future, we have technology offering and research and development resources that have positioned us for continued participation in strong secular growth trends associated with the expansion of low-carbon technologies, including advanced recycling processes and the conversion of biomass into valuable intermediates.

To support the attractive growth opportunities presented by these trends, our primary research and development focus today is on innovation and product development linked directly to sustainability. In 2022, more than 80% of our research and development projects were linked to sustainability. However, our commitment to a more sustainable future extends beyond our product and service offerings. We have set clear targets for meaningful reductions in greenhouse gas emissions and reductions in hazardous waste, and we are committed to process improvement and efficiency gains across our organization. Our commitment and progress in implementing more sustainable business practices to benefit all of Ecovyst's stakeholders was recently recognized through our achievement of a Gold Status rating from EcoVadis, which places Ecovyst in the 97th percentile of all companies rated in our peer group.

Focused on Growth and Shareholder Value

We are extremely proud of our achievements in 2022. We delivered strong financial results that demonstrated the stability and organic growth potential of our business, and we continued to advance our growth strategies as we help our customers meet the ever-increasing need for clean fuels and low carbon technologies. We expect 2023 to be another year of profitable growth for Ecovyst. Given the relevance of our portfolio in the ongoing clean energy transition and in the expansion of low-carbon and more sustainable technologies, we believe that secular trends will continue to provide positive business momentum for Ecovyst. In our Ecoservices business, we expect high refinery utilization and demand for alkylate will continue to support growth in our regeneration business, and we anticipate growth in virgin sulfuric acid sales associated with increasing demand from mining and the broad array of industrial applications that we serve. We also believe 2023 will be an inflection year for our Catalyst Technologies business, with expected strong sales growth in our silica-based polyethylene catalysts, as well as higher sales of zeolite catalysts for hydrocracking, renewable fuel and emission control. As was the case in 2022, we expect the cash generation dynamics of our business will continue to provide significant capital allocation flexibility as we execute on our long-term growth strategies.

In closing, I would like to recognize our customers, suppliers and employees for the ongoing role they play in Ecovyst's success, and I want to thank our stockholders for their continued support.



Kurt J. Bitting
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022
OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to
Commission File Number: 001-38221

Ecovyst Inc.

Delaware	**81-3406833**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

300 Lindenwood Drive	
Malvern, Pennsylvania	**19355**
(Address of principal executive offices)	(Zip Code)

(484) 617-1200

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common stock, par value $0.01 per share	ECVT	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   ☐ Yes ☒ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐ This check box has been left unanswered pending adoption of the underlying rules.

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐ This check box has been left unanswered pending adoption of the underlying rules.

The aggregate market value of Ecovyst Inc. voting and non-voting common equity held by non-affiliates as of June 30, 2022 (the last business day of the registrant's most recently completed second fiscal quarter) based on the closing sale price of $9.85 per share as reported on the New York Stock Exchange was $647,733,853.

The number of shares of common stock outstanding as of February 23, 2023 was 123,194,080.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Ecovyst Inc. Proxy Statement for the 2023 Annual Meeting of Stockholders are incorporated by reference into Part III of this report.

Ecovyst Inc.

INDEX—FORM 10-K
December 31, 2022

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PART I

Forward-looking Statements and Risk Factor Summary

This Annual Report on Form 10-K ("Form 10-K") includes "forward-looking statements" that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "should" and similar expressions are intended to identify these forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short- and long-term business operations and objections, and financial needs. Examples of forward-looking statements include, but are not limited to, statements we make regarding demand trends, and/or Russia's invasion of Ukraine and related economic effects on our operations and financial results and our liquidity, and our belief that our current level of operations, cash and cash equivalents, cash flow from operations and borrowings under our credit facilities and other lines of credit will provide us adequate cash to fund the working capital, capital expenditure, debt service and other requirements for our business for at least the next twelve months.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions. Moreover, we operate in a very competitive and rapidly changing environment and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed herein may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Some of the key factors that could cause actual results to differ from our expectations include the following risks related to our business:

- as a global business, we are exposed to local business risks in different countries;
- we are affected by general economic conditions and economic downturns;
- exchange rate fluctuations could adversely affect our financial condition, results of operations and cash flows;
- our international operations require us to comply with anti-corruption laws, trade and export controls and regulations of the U.S. government and various international jurisdictions in which we do business;
- alternative technology or other changes in our customers' products may reduce or eliminate the need for certain of our products;
- our new product development and research and development efforts may not succeed and our competitors may develop more effective or successful products;
- our substantial level of indebtedness could adversely affect our financial condition;
- if we are unable to manage the current and future inflationary environment and to pass on increases in raw material prices, including natural gas, or labor costs to our customers or to retain or replace our key suppliers, our results of operations and cash flows may be negatively affected;
- we face substantial competition in the industries in which we operate;
- we are subject to the risk of loss resulting from non-payment or non-performance by our customers;
- we rely on a limited number of customers for a meaningful portion of our business;
- multi-year customer contracts in our Ecoservices segment are subject to potential early termination and such contracts may not be renewed at the end of their respective terms;
- our quarterly results of operations are subject to fluctuations because the demand for some of our products is seasonal;
- our growth projects may result in significant expenditures before generating revenues, if any, which may materially and adversely affect our ability to implement our business strategy;
- we may be liable to damages based on product liability claims brought against us or our customers for costs associated with recalls of our or our customers' products;

- we are subject to extensive environmental, health and safety regulations and face various risks associated with potential non-compliance or releases of hazardous materials;

- existing and proposed regulations to address climate change by limiting greenhouse gas emissions may cause us to incur significant additional operating and capital expenses and may impact our business and results of operations;

- production and distribution of our products could be disrupted for a variety of reasons, including as a result of supply chain constraints, and such disruptions could expose us to significant losses or liabilities;

- the insurance that we maintain may not fully cover all potential exposures;

- we could be subject to damages based on claims brought against us by our customers or lose customers as a result of the failure of our products to meet certain quality specifications;

- our failure to protect our intellectual property and infringement on the intellectual property rights of third parties;

- disruption, failure or cyber security breaches affecting or targeting computers and infrastructure used by us or our business partners may adversely impact our business and operations;

- the impact of the COVID-19 pandemic on the global economy and financial markets, as well as on our business and our suppliers, and the response of governments and of our company to the outbreak including variants of the virus and associated containment, remediation and vaccination efforts; and

- the other risks and uncertainties discussed in "Item 1A—Risk Factors."

The forward-looking statements included herein are made only as of the date hereof. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Form 10-K to conform these statements to actual results or to changes in our expectations.

ITEM 1.   BUSINESS.

Ecovyst Inc. ("Ecovyst" or the "Company"), formerly PQ Group Holdings Inc. ("PQ Group Holdings") was incorporated in Delaware on August 7, 2015. We trace our roots to 1831, and our business has a nearly 200-year history of innovation, enabling environmental improvements in areas such as fuel efficiency and emissions, while improving the sustainability of our planet. On May 4, 2016, we consummated a series of transactions (the "Business Combination") to reorganize and combine the then-existing businesses with Eco Services Operations LLC under a new holdings company, then called PQ Group Holdings. On October 3, 2017, we completed our initial public offering ("IPO"). On August 1, 2021, we changed our name from "PQ Group Holdings Inc." to "Ecovyst Inc.," changed the ticker symbol of our common stock listed on the New York Stock Exchange from "PQG" to "ECVT" and rebranded our former segments from "Refining Services" to "Ecoservices" and "Catalysts" to "Catalyst Technologies." Our common stock is listed on the New York Stock Exchange under the stock ticker "ECVT." Unless the context otherwise indicates, the terms "Ecovyst Inc.," "we," "us," "our," or the "Company" mean Ecovyst Inc. and our subsidiaries.

On December 14, 2020, we completed the sale of our Performance Materials business to Potters Buyer, LLC (the "Purchaser"), an affiliate of The Jordan Company, L.P., for a purchase price of $650 million, which was subject to certain adjustments for indebtedness, working capital, and cash at the closing of the transaction. The results of operations, financial condition, and cash flows for the Performance Materials businesses are presented herein as discontinued operations. Except where noted, any tables, percentages or metrics included within this filing exclude the results of our former Performance Materials business. Additionally, our Board of Directors (the "Board") declared a special cash dividend of $1.80 per share, payable on December 14, 2020 to shareholders of record as of the close of business on December 21, 2020. Refer to Note 4 to our Consolidated Financial Statements for additional information.

Effective on August 1, 2021, we completed the sale of our Performance Chemicals business for $1.1 billion, subject to certain adjustments set forth in the agreement. We used a portion of the net cash proceeds to repay the entire 2018 Term Loan Facility (as defined below) of $231.4 million and the 5.75% Senior Unsecured Notes (as defined below) of $295.0 million. The 5.75% Senior Unsecured Notes were redeemed at a redemption price equal to the sum of 102.875% of the principal amount of the 5.75% Senior Unsecured Notes plus accrued and unpaid interest to, but excluding, August 2, 2021. Additionally, our Board declared a special cash dividend of $3.20 per share, payable on August 23, 2021 to shareholders of record as of the close of business on August 12, 2021. The results of operations, financial condition, and cash flows for the Performance Chemicals business are presented herein as discontinued operations. Refer to Note 5 to our Consolidated Financial Statements for additional information.

Our Company

We are a leading, integrated and innovative global provider of specialty catalysts and services. We believe that our products, which are predominantly inorganic, and services contribute to improving the sustainability of the environment. Our value-added products seek to address global demand trends that are often either the subject of significant environmental and safety regulations or are driven by consumer preferences for more sustainable products, which provides us with high-margin growth opportunities. We believe that our products contribute to lower emissions and cleaner air, higher fuel efficiency and cleaner fuels, and help advance the global transition to clean energy. Specifically, our products and solutions help companies in the production of renewable fuels and help to produce vehicles with improved fuel efficiency and cleaner emissions. Because our products are predominantly inorganic and carbon-free, we believe we contribute to improving the sustainability of our planet.

We believe we are a leader in each of our business segments, holding what we estimate to be a number one or number two supply share position for products that generated more than 90% of our 2022 sales and our proportionate 50% share of sales attributable to the Zeolyst JV, respectively. We believe that our global footprint and efficient network of strategically located manufacturing facilities provide us with a strong competitive advantage in serving our customers both regionally as well as globally.

We believe, with our long history of established partnerships with our customers and our reputation for providing reliable, quality of products and solutions, our products deliver significant value to our customers, as demonstrated by our profit margins. Our products typically constitute a small portion of our customers' overall end-product costs, yet are critical to product performance.

We have a long track record of innovation that is reflected in our technical and production expertise in silica, zeolites and catalyst technologies.

We are highly diversified by business, geography and end use. In 2022, the majority of our sales were for applications that have historically had relatively predictable, consistent demand patterns driven by consumption or frequent replacement cycles.

As a result of our competitive strengths, we have generally maintained stable margins through changing macro economic cycles.

In 2022, we served global customers across many end uses and as of December 31, 2022, operated out of ten strategically located manufacturing facilities.

2022 Sales including Zeolyst Joint Venture
Total Sales by End Use (1)


Industrial, Mining & Automotive 35%
Clean Fuels, Emission Control & Other 14%
Polymers & Engineered Plastics 15%
Regeneration and Treatment Services 36%

2022 Sales including Zeolyst Joint Venture
Total Sales by Destination Geography (1,2)


Asia 6%
Rest of World 3%
Europe 6%
North America 85%

2022 Sales including Zeolyst Joint Venture
Total Sales by Customer (1)


Top 20 Customers 79%
Other Customers 21%

(1) Percentage calculations include $132.6 million of sales attributable to the Zeolyst Joint Venture ("Zeolyst JV"), which represents 50% of its total sales for the year ended December 31, 2022. The Zeolyst JV sales are included in both the Clean Fuels, Emission Control & Others and Polymers & Engineered Plastics end uses. Refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations—Basis of Presentation" for a description of the treatment of the Zeolyst Joint Venture in our consolidated financial information.

(2) Based on the delivery destination for products sold in 2022.

Our Strategy

We intend to capitalize on our strong business foundation, sustainability driven innovation and customer partnerships to grow sales, maintain high margins, deploy capital efficiently and generate consistent free cash flow in order to create shareholder value. We believe that our long history of operational excellence and proven reliability, technology leadership, strong customer relationships, innovation track record and consistent business execution developed from our industry experience positions us well to execute our business strategy.

Our Industry

Our industry is characterized by constant development of new products and the need to support customers with new product innovation and technical services. This innovation is coupled with consistent product quality and a reliable source of supply, delivered in a safe and environmentally sustainable manner. Products sold to our customers can be high value-add even when they represent a small portion of the overall end product costs, and success can be achieved by helping customers improve their product performance, value, and quality. As a result, operating margins in this sector have historically been high and generally stable through economic cycles. In addition, many products in the specialty chemicals industry benefit from economics that favor incumbent producers because the capital cost to expand existing capacity is typically significantly less than the capital cost necessary to build a new plant. The combination of attractive operating margins and generally predictable maintenance capital expenditure requirements provides the ability to produce attractive cash flows.

Our Product End Uses

The table below summarizes our key end use applications and products, as well as the significant growth drivers in those applications.

Key End Uses	Sales including Zeolyst JV Total Sales[1]			Significant Growth Drivers	Key Products
	2022	**2021**	**2020**		
Clean Fuels, Emission Control & Other	14%	19%	18%	• Global regulatory requirements to: • Remove sulfur from diesel and gasoline • Remove nitrogen oxides from tailpipe emissions • Growing demand for renewable fuels • Growing demand for ex-situ catalyst activation to support traditional and renewable fuels production • Improve lubricant characteristics to improve fuel efficiencies • Municipal and industrial water treatment	• Refining hydrocracking catalysts • Emission control catalysts • Catalysts used in the production of renewable fuels • Catalyst activation • Aluminum sulfate solution • Ammonium bisulfite solution
Polymers & Engineered Plastics	15%	17%	19%	• Demand for high-density polyethylene used for strengthening and light weighting components • Demand for increased process efficiency and reduction of by-products in production chemicals • Growing demand for recycling of materials	• Catalysts for high-density polyethylene and chemicals syntheses • Antiblocks for film packaging • Niche custom catalyst
Regeneration and Treatment Services	36%	35%	38%	• Increase gasoline octane in order to improve fuel efficiency while lowering vapor pressure and sulfur to regulated levels • High industry utilization • Growing demand for applications in hazardous and non-hazardous waste	• Sulfuric acid regeneration services • Treatment services
Industrial, Mining & Automotive	35%	29%	25%	• Demand for metals and minerals for low carbon technologies and infrastructure • Demand for a wide range of products including construction materials, auto, consumer goods, and chemicals • Recovery in global oil drilling/U.S. copper production	• Sulfuric acid for mining • Sulfur derivatives for industrial production • Sulfur derivatives for nylon production

(1)   Percentage calculations include $132.6 million, $131.3 million and $128.6 million of sales attributable to the Zeolyst JV, which represents 50% of its total sales for each of the years ended December 31, 2022, 2021 and 2020, respectively. The Zeolyst JV sales are included in both the Clean Fuels, Emission Control & Other and Polymers & Engineered Plastics key end uses. Refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations—Basis of Presentation" for a description of the treatment of the Zeolyst Joint Venture in our consolidated financial information.

Competitive Business Strengths

Favorable Secular Growth Trends Across the Portfolio

We focus on serving end use applications where we believe significant growth potential exists. Our products and services address our customers' needs, which are typically driven either by regulatory requirements or consumer preferences, on a global basis. We believe that our products and services incorporate innovative environmental and safety solutions to address evolving customer demands, examples of which include the following:

- Increased use of plastics as a substitute for heavier and less versatile materials, such as glass and metal, is driving increased global demand for polyethylene capacity expansions and production. Further, we are seeing expansions shift towards silica-based technology, which we believe will drive growth for our Silica Catalysts product group within our Catalyst Technologies segment; and

- Light- and heavy-duty diesel engines are subject to a broad set of regulatory requirements and increasingly strict standards. We believe these trends present global opportunities for the Zeolyst Joint Venture to support our customers in meeting these standards through our sales of emission control catalysts. While the US Environmental Protection Agency and European Union have led other nations in terms of standards that limit the amount of nitrogen oxides, carbon dioxide and other emissions for diesel engines, other emerging regions are implementing similar standards, specifically China, with the China VI (equivalent to Euro VI) emission standard enacted in 2020.

We believe that stringent fuel efficiency standards that spur the use of high compression engines requiring higher-octane gasoline and continued stringent regulatory requirements for gasoline will continue to encourage strong alklyate production at our refining customers. We believe that our Ecoservices segment is well positioned to benefit from any related growth in demand for alkylate.

We also believe we have opportunities to displace other less environmentally friendly materials for industrial and consumer good applications through our business segments. Our Ecoservices segment is the largest North American recycler of sulfuric acid and one of the largest consumers of refinery by-products of sulfur, enabling them to be converted to other applications. In our Catalyst Technologies segment, we are helping our customers meet evolving regulatory requirements for the reduction of sulfur from diesel fuel and reduction of NOx emissions from diesel engines through our custom zeolites. Similarly, we believe our specialty zeolites and silica supported catalysts are enabling our customers to improve fuel economy and utilize renewable resources through development of improved lubricants, lightweight polymers and renewable transportation fuel.

Leading Supply Positions

We believe that we maintain a leading supply position for certain products sold within each of our segments, holding what we estimate to be the number one or two supply share position in 2022 for products that generated more than 90% of our sales and our proportionate 50% share of sales attributable to the Zeolyst JV, respectively. We believe that our global footprint and efficient network of strategically located manufacturing facilities provides us with a strong competitive advantage in serving our customers both globally and regionally, and that it would be costly for our competitors to replicate our network.

In our Catalyst Technologies segment, we primarily compete on a global basis. We are a leading supplier of zeolite-based catalyst used to remove sulfur in the refinery hydrocracking process, and emission control catalysts used in the heavy- and light-duty diesel industries to reduce nitrogen oxides emissions. We are also a global supplier of silica catalysts and supports for polyethylene manufacturers and other niche custom catalyst applications, including supplying catalyst used to produce methyl methacrylate ("MMA").

In our Ecoservices segment, we hold an estimated number one supply share position in the United States in sulfuric acid regeneration services based on 2022 sales volume of greater than 50%.***Innovation Track Record***

We believe a key competitive advantage is derived from our depth of expertise in silica, zeolites and catalysts technologies. Further, we have the ability to tailor and scale specialty grades to meet changing demands and technical support for large scale commercialization. Many of our products require close customer collaboration to address constantly evolving customer application challenges. Given the long lead-time required for product development and commercialization, which can be up to ten years, we work closely and build long-term relationships with our customers. In many cases, our relationships have spanned decades given our ability to meet customized specifications and performance characteristics while also maintaining strict quality standards.

These long-term relationships have allowed us to innovate together with our customers to meet evolving demands. For example, we have developed zeolite-based catalysts that are an effective and efficient method to reduce pollutants from heavy- and light-duty diesel engines and enable our customers to meet increasingly stringent vehicle emission standards worldwide. We also manufacture zeolite-based catalysts used in the production of renewable fuels to help advance the global transition to clean energy. In addition, our proprietary silica catalyst has enabled development of a high strength high-density polyethylene ("HDPE") resin that is used for making lightweight plastic gasoline tanks for automobiles.

Long-Term, High-Quality Customer Relationships

We collaborate with leading multinational companies that often seek global solutions. Our customers include large industrial companies such as Exxon Mobil, BASF and Chevron Products, and global catalyst producers such as Albemarle and Grace. We also supply catalysts to leading chemical and petrochemical producers such as BASF, Dow Chemical, Mitsubishi Chemical, LyondellBasell and Shell. We have long-term relationships with our top ten customers, based on 2022 sales, that average more than 50 years. In addition, our customer base is diversified, with our top ten customers in 2022 representing approximately 58% of our sales for the year ended December 31, 2022 (including our proportionate 50% share of sales attributable to the Zeolyst JV), and one customer representing 13% or $103.3 million of our sales in both our Ecoservices and Catalyst Technologies businesses during this period.

Secured Contractual Pass-through of Raw Material Costs Support Stable Margins

We have been able to mitigate the impact of raw material or energy price volatility using a variety of mechanisms, including hedging and raw material cost pass-through mechanisms in our sales contracts and other adjustment provisions. Most of our Ecoservices contracts feature minimum volume protection and/or quarterly price adjustments for items such as commodity inputs, labor, the Chemical Engineering Plant Cost Index and natural gas. In 2022, approximately 83% of our Ecoservices segment sales were sold under contracts that included some form of raw material pass-through clause. These price adjustments generally reflect our Ecoservices actual cost structure in producing sulfuric acid, and tend to provide us with some protection against volatility in labor, fixed costs and raw material pricing. Freight expenses are generally passed through directly to customers.

Our products are predominantly inorganic and carbon-free, and are produced from readily available raw materials. We also use natural gas in our manufacturing process where our North American facilities have benefited from the plentiful supplies of shale gas. In addition, we have long-term contracts and relationships with many of our key raw materials suppliers across all of our business segments.

Long Term Customer Contracts Enhance Sales Predictability and Stability

We partner with many of our customers under long-term contract agreements, 100% requirement arrangements and/or specified products for certain license production processes. In our Ecoservices segment, approximately 40% of our production capacity serves customers with staggered multi-year commitment contracts with potential for value pricing resets and cost pass-through for our regeneration services product line that enhances sales and margin predictability and stability. Excluding contracts with automatic evergreen provisions, approximately 30% of our sulfuric acid volume for the year ended December 31, 2022 was under contracts expiring at the end of 2023 or beyond.

In our Catalyst Technologies segment, we are either the sole or dual supplier to key global customers under various term agreements up to 10 years for each of polyethylene catalysts and silica catalysts supports. Further, we have a multi-year supply agreement for MMA catalyst with a leading global producer. In our zeolite catalysts product group, where we supply catalysts and zeolite powders for refining, renewable fuels, and emission controls applications, we operate with a mix of evergreen and various term contracts depending on the product customization. These terms, in line with industry standards, provide us with flexibility in satisfying customers.

Strategic and Differentiated Manufacturing Know-how and Supply Chain Global Network

Ecoservices' predecessor company, Stauffer Chemical, was a leader in pioneering the current sulfuric acid regeneration technology in the 1940s. Since then, we have leveraged our process technology expertise and ability to deliver our products by barge, rail, truck and pipeline to become the largest sulfuric acid regenerator in North America and a leading North American producer of high-quality virgin sulfuric acid. Ecoservices has also applied its expert knowledge in thermal decomposition to provide treatment services for hazardous/non-hazardous wastes, and most recently activate catalysts with our patented Chem32 technology.

Our Catalyst Technologies product development and manufacturing technology is customized based on deep silica based and zeolite based material science know-how. Our R&D centers seek to develop fit for purpose catalysts with customers. We believe we have a differentiated capability to develop such products and manufacture them consistently.

Stable Margins and Cash Flow Generation Across Changing Macroeconomic Cycles

The secular trends supporting many of our business segments has allowed us to maintain stable margins while continuing to grow in different macroeconomic environments. We believe that the stability of our margins and cash flows is also aided by long term sales contracts and material cost pass-through. Our ability to enter into favorable contracts and terms with customers is driven by our long history of collaborative relationships and track record of providing value-added products and services. We believe that our value-added products and services have proven to be critical to the performance of our customers' products, and typically represent only a small portion of our customers' overall end-product costs.

We believe our strong commercial contact structure enables our businesses to generate strong operating cash flow. In addition, our cash flow generation has been driven, in part, by lower debt levels, our disciplined capital investment, as well as tax attributes that provide us with cash flow benefits. As of December 31, 2022, we had $293.1 million of tax deductible intangibles and goodwill with respect to Eco Services Operations LLC, which provides us with cash tax savings as we generate taxable income.

Our Business Segments

We are a leading, integrated and innovative global provider of specialty catalysts and services. We believe that our products, which are predominantly inorganic, and services contribute to improving the sustainability of the environment. We conduct operations through two reporting segments: (1) Ecoservices and (2) Catalyst Technologies (including our 50% interest in the Zeolyst Joint Venture).

The table below summarizes certain information regarding our two reporting segments for the year ended December 31, 2022.

Segments and Product Groups	Sales	% of Total Sales	Zeolyst Joint Venture Sales[(1)]	% of Total Sales and Zeolyst Joint Venture Sales[(1)(2)]	Net Income	% of Net Income	Adjusted EBITDA[(1)]	% of Total Adjusted EBITDA[(1)(2)]
	Year ended December 31, 2022 (in millions, except percentages)							
Ecoservices	$ 702.5	85.6 %	$ —	73.7 %		73.8 %	$ 227.8	74.5 %
Catalyst Technologies	117.7	14.4 %	—	12.4 %		26.2 %	78.0	25.5 %
Zeolite Catalyst	—	— %	132.6	13.9 %				
Subtotal	$ 820.2	100.0 %	$ 132.6	100.0 %				
Corporate							(29.0)	
Total	$ 820.2	100.0 %	$ 132.6	100.0 %	$ 73.7	100.0 %	$ 276.8	100.0 %

(1) Percentage calculations include $132.6 million of sales attributable to the Zeolyst JV, which represents 50% of its total sales for the year ended December 31, 2022. The Adjusted EBITDA of our Catalyst Technologies segment includes our 50% portion of the Adjusted EBITDA of our Zeolyst JV. Refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations—Basis of Presentation" for a description of the treatment of the Zeolyst Joint Venture in our consolidated financial information. Refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators" for discussion of our use of non-GAAP financial measures and reconciliations.

(2) Percentage calculations exclude $29.0 million in corporate expenses.

Ecoservices

Our Ecoservices segment is a leading provider of sulfuric acid recycling ("Regeneration Services") and end-to-end logistics to North American refineries to support the production of alkylate, a high value gasoline blending component required for meeting gasoline specifications and producing premium grade fuel. We are also a leading North American producer of on-purpose virgin sulfuric acid for water treatment, mining, and industrial applications ("Virgin Sulfuric Acid"). We provide treatment services for hazardous/non-hazardous industrial wastes ("Treatment Services") and with the acquisition of Chem 32, LLC ("Chem32") in March 2021, and we are also a leader in ex situ sulfiding and pre-activation for hydro-processing catalysts, which are used in production of traditional and renewable fuels. By providing regeneration services, as well as purchasing by-product sulfur from customers for use in manufacturing virgin sulfuric acid, we believe that we provide our refining customers with a complete solution for their sulfuric acid needs.

Trends for increased alkylate production are being driven by: rising demand for premium gasoline used in smaller, more efficient turbocharged engines, which requires an alkylate content of approximately 35%-45%, as compared to the 12% alkylate content in regular gasoline; the need for more alkylate to meet the minimum octane ratings in regular gasoline following the continued significant share growth of shale oil refining in the U.S.; the full implementation of Tier 3 gasoline sulfur standards in the United States was enacted for 2020, which requires the blending of additional low sulfur high octane gasoline components such as alkylate; and rising gasoline exports, which generally contain no ethanol and will generally require more alkylate to replace the ethanol in order to meet the minimum octane requirements for the destination countries.

Our Ecoservices segment is mostly regional due to shipping costs and our customer integration requirements. Our network of facilities is concentrated in the Gulf Coast and the state of California, where more than 60% of the United States refining capacity is located. We believe that the strategic locations of our plants in these key refining regions contribute to our highly efficient supply chain networks with our customers, including in some cases captive pipelines connecting us to our refinery customers. Alternatively, product can be shipped by barge, rail and truck.

Primary Product Groups

Regeneration Services serves a critical need for refining customers. Sulfuric acid serves as a catalyst in the alkylation process. The resulting spent sulfuric acid needs to be regenerated or recycled, which is no longer a core competency of most refiners. Since storage space for fresh and spent sulfuric acid is typically limited, and the cost to refineries of interruption to their alkylation units would be significant, refineries seek to have a continuous and reliable source of supply for sulfuric acid regeneration services.

Our end-to-end regeneration service offering takes the spent acid from the refinery, through our network of plants and transportation systems, and recycles the sulfuric acid into high strength fresh sulfuric acid for reuse in the alkylation process. Because of the number and strategic locations of our plants, and the breadth of our transportation logistics, we believe we bring the highest reliability and flexibility to our refining customers, allowing them to focus on their core competency by optimizing their alkylation capacity.

Virgin sulfuric acid is created either through the incinerating sulfur in furnaces, or as a by-product of other industrial processes, primarily the smelting of copper and other base metals. Our sulfur-derived, high-quality virgin sulfuric acid products supply a diverse set of end uses. Sulfur derived acid is generally considered to be of higher purity and quality than smelter-produced acid and, as a result, smelter-produced acid is not suitable for some industrial users including several of our larger customers who require higher quality and differentiated sulfuric acid products, such as super-saturated sulfuric acid (oleum). Virgin sulfuric acid is produced at all of our facilities utilizing the same production equipment as our regeneration services.

Our Treatment Services business is a niche offering providing a thermal destruction solution for the management of bulk quantities of hazardous and non-hazardous by-products, co-products and waste materials. We specialize in handling sulfur-bearing materials, acidic materials, high-temperature molten materials and other hard to handle liquids. Our process provides a beneficial reuse alternative to traditional disposal by capturing the energy value and sulfur content of these materials, supplementing our processes, and offsetting the use of virgin raw materials.

Competition

Given our strategic presence on the Gulf Coast and in California, and our relationships with leading refineries, we estimate that our regenerated sulfuric acid supply share is substantially larger than our closest competitor. We compete in the North American refining services industry with competitors such as Chemtrade and Veolia. We compete on the basis of price, reliability, and responsiveness to changes in customer demand, which is a function of scale, proximity to customer locations and operational expertise. We believe that we benefit from industry economics that favor incumbent producers because the capital cost and regulatory challenges to expand existing capacity are typically significantly less than to build a new plant. In addition, existing robust supply chains, including captive pipeline connections and other transportation logistics add to the competitive advantages available to incumbent producers. As a result, we believe that our integrated and strategically located network of facilities and end-to-end logistics assets in the United States provide us with a significant competitive advantage and would be costly for our competitors to replicate.

Manufacturing

We produce regenerated sulfuric acid and virgin sulfuric acid through our furnace operations. Regenerated sulfuric acid is produced by thermally decomposing the spent acid in our furnace into a clean gas stream, which is converted into sulfuric acid. Virgin sulfuric acid is produced by burning sulfur and certain sulfur-rich components at high temperatures within a furnace to create a gas stream. The chart below summarizes the manufacturing platform for our Ecoservices segment.

Ecoservices Manufacturing Platform


Raw Materials
Precursors
Products
End Uses
Spent Sulfuric Acid
Industrial Waste (treatment services)
Sulfur
Aluminum Trihydrate
Sulfur-burned Sulfuric Acid
Aluminum Sulfate
Regenerated Sulfuric Acid
Virgin Acid
Alum
Refinery
Industrial Chemicals
Engineered Plastics
Agriculture
Mining
Paper
Water Treatment

Catalyst Technologies

We are a leading global provider of customized and innovative catalyst products and process solutions to leading producers and licensors of polyethylene, or PE, and methyl methacrylate, or MMA. Our finished silica-based catalysts and catalyst supports are necessary to produce high strength and high stiffness plastics used in packaging films, bottles, containers, and other molded applications. Global consumer demand for high strength lightweight plastics is expected to continue to grow in the near to medium term driving increased production capacity expansions. Our zeolite-based catalysts enable the removal of nitrogen oxides from diesel engine emissions as well as sulfur dioxide from fuels during the refining process. The continued expansion of stricter global regulations for reducing sulfur in fuels is expected to drive the ongoing demand for our products.

Our product groups include Silica Catalysts and Zeolite Catalysts. Zeolite Catalyst products are sold through the Zeolyst Joint Venture.

Silica Catalysts supplies both the finished catalyst and catalyst supports, which are critical catalyst components for the production of HDPE, a high strength and high stiffness plastic used in bottles, containers, and molded applications and LLDPE used predominately for films. We also produce a catalyst that is used globally for the production of MMA, the monomer for acrylic engineering resins, a clear scratch-resistant plastic used in sheet or molded form to replace glass and as a durable surface coating. Because these catalysts are highly technical and customized for our customers to produce resins with specific properties, they are often covered under long-term supply agreements and, in some cases, we are a customer's sole source supplier. In addition, we supply silica anti-blocking products that are used to prevent opposite faces of polyethylene and polyester films from adhering to one another during manufacturing and in use.

The Zeolyst Joint Venture, (formed in 1988 specifically as Zeolyst International and Zeolyst C.V., our 50% owned joint venture with Shell Catalysts & Technologies, an affiliate of Royal Dutch Shell plc. or "Shell"), supplies high technology specialty zeolites and zeolite-based catalysts to customers for the following major end uses: refining (primarily hydrocracking catalyst and dewaxing), petrochemicals, renewable fuels, and emission control systems for both on-road and non-road diesel engines. We also supply custom zeolites to catalyst companies who compete in similar industries. The Zeolyst Joint Venture leverages each partner's technology and production expertise, including Shell's expertise in hydrocracking catalyst to maximize liquid product yields, especially distillate while at the same time removing sulfur, and Ecovyst's expertise in zeolite technology. We also believe the Zeolyst Joint Venture is a first mover in zeolite fuels and emissions control technology and we expect continued expansion as environmental emissions standards increase globally.

To meet sulfur emission control standards, hydrocracking catalyst is the most economic method for refiners while maintaining yields for diesel, one of the most profitable product streams. The Zeolyst Joint Venture is the sole supplier of hydrocracking catalyst to Shell, but a majority of catalyst sales are to third-party refineries. We also provide precursor supports to many of the hydrocracking catalyst suppliers, positioning us as a leading supplier in the global hydrocracking catalyst supply chain.

To meet nitrogen oxides (“NOx”) emission control regulations that are expanding globally, many of our zeolite powders are used in an advanced emission control technology called selective catalytic reduction, largely focused on heavy duty diesel (“HDD”) transportation. This process uses ammonia to react with engine exhaust gases via our catalysts in order to convert NOx, a pollutant, into harmless nitrogen and water. We believe that our zeolite catalysts can enable selective catalytic reduction technology to reduce the amount of nitrogen oxides in such exhaust gases by more than 90% and is one of the most cost-effective methods to reduce diesel engine emissions.

Competition

Our Silica Catalysts product group primarily competes with Grace. The Zeolyst Joint Venture competes with global catalyst producers such as Grace, BASF, UOP, Axens, and Haldor Topsoe, while at the same time providing many of them customized zeolite solutions for their product offerings. Some direct competition with niche companies exists, including competitors such as Tosoh and Clariant. We typically compete on the basis of performance, product consistency, reliability, and responsiveness to changes in customer demand.

Manufacturing

We manufacture our catalyst products using sodium silicate to make specialty zeolite and silica products. These zeolites and silicas are either used directly to produce catalysts or are sold as precursors to other catalyst manufacturers.

The chart below summarizes the manufacturing platform for our Catalyst Technologies segment.

Silica Catalysts Manufacturing Platform


Raw Materials
Precursors
Products
End Uses
Metal compounds
Acid
Sodium Silicate Liquids
Specialty Silicas
Polyethylene Catalysts
Chemical Catalysts
Catalyst Supports
Anti-blocking Silica
HDPE
MMA
Petrochemical
Films

Zeolyst Joint Venture Manufacturing Platform



Raw Materials

Our products are predominantly inorganic and carbon-free, and are produced from readily available raw materials such as sodium silicate and sodium hydroxide ("caustic soda"), which prices have historically been less volatile than oil. We also use natural gas in our manufacturing process, with our North American facilities benefiting from the plentiful supplies of shale gas. In addition, we have long-term supply relationships with many of our key raw materials suppliers. We have also been able to mitigate the impact of raw material or energy price volatility using a variety of mechanisms, including cost pass-through clauses in our sales contracts and other adjustment provisions.

We are able to negotiate our supply agreements for our key raw materials based on our leading industry position and global scale in an effort to achieve competitive pricing. We also maintain a raw material quality audit and qualification program designed to ensure that the material we purchase satisfies stringent quality requirements. Key raw materials for our segments include:

Key Raw Materials	Segments
Sodium hydroxide ("caustic soda")	Ecoservices
Sulfur	Ecoservices
Sodium silicate	Catalyst Technologies

While natural gas is not a direct feedstock for any individual product, we use natural gas powered furnaces to heat raw materials and create the chemical reactions necessary to manufacture our products. We maintain multiple suppliers wherever possible and we seek to hedge our exposure to fluctuations in prices for natural gas. Where possible, we also utilize pass-through clauses for raw material and natural gas costs in our customer contracts. However, we may not be successful in passing through all increases in raw material costs or maintaining an uninterrupted supply of natural gas for all of our furnaces. See "Risk Factors—Risks Related to Our Business — If we are unable to pass on increases in raw material prices, including natural gas, to our customers or to retain or replace our key suppliers, our results of operations and cash flows may be negatively affected".

Zeolyst Joint Venture

The Zeolyst Joint Venture is a long-standing partnership with Shell Catalysts & Technologies, an affiliate of Royal Dutch Shell plc. or "Shell", that dates back to 1988 and is focused on the development, manufacture and sale of zeolite-containing catalysts through manufacturing facilities located in Kansas and the Netherlands. We combine our expertise in zeolite supply and technology with our partner's expertise in global refinery catalyst sales and technology. We have a 50% ownership stake in the Zeolyst Joint Venture. We produce specialty zeolites that are precursors for the production of hydrocracking catalyst and other refinery and renewable fuels catalysts. Our extensive expertise in zeolite production enables us to manage the production of specialty zeolites. Specialty zeolite catalysts include aromatic catalysts that upgrade aromatic by-product streams, dewaxing catalysts that improve lube oil performance and diesel cold flow performance, and paraffin isomerization catalysts that upgrade olefins to high octane gasoline blending components for refinery and petrochemical customers.

Research and Development

We benefit from the highly-skilled technical capabilities of our employees who are dedicated to new product development. We operate two research and development facilities: one in the United States and one in the United Kingdom. Our research and development activities are directed toward the development of new and improved products, processes, systems and applications for customers. Our research and development team is organized to support each of our operating businesses and staffed with experienced scientists, technical service representatives and process engineers with direct knowledge of our products. This business group and customer-oriented team structure provides strong links between our product development and manufacturing functions and our customer collaboration and specifications. These connections enable us to focus our development on timely and relevant products for our customers while remaining attentive to manufacturing considerations that enable us to produce new products profitably and in a timely manner. Product development activities are organized into research and development projects that are subject to regular reviews by the business teams in order to understand and address our customers' evolving needs and invest in our growth by prioritizing innovation driven by these identified needs. In addition, we hold senior-level project reviews to ensure best practices are shared and consistent metrics are used to determine a project's merit and the size of the potential opportunity.

Intellectual Property

We evaluate how best to use patents, trademarks, copyrights, trade secrets and other available intellectual property protections on a case by case base. This is done to protect our products and our critical investments in research and development, manufacturing and marketing. We focus on securing and maintaining patents for certain inventions such as composition-of-matter, while maintaining other inventions such as process improvements as trade secrets to maximize the value of our product portfolio and reinforce our competitive advantage. Our policy is to seek appropriate intellectual property protection for significant product and process developments in the major areas where the relevant products are manufactured or sold. Patents may cover products, processes, intermediate products and product uses. Patents extend for varying periods in accordance with the date of patent application filing and the legal life of patents in the various countries in which the patents are registered. The protection afforded, which may also vary from country to country, depends upon the type of subject matter covered by the patent and the scope of the claims of the patent.

In most industrial countries, patent protection may be available for new substances and formulations, as well as for unique applications and production processes. However, given the geographical scope of our business and our continued growth strategy, there are regions of the world in which we do business or may do business in the future where intellectual property protection may be limited and difficult to enforce. Moreover, we monitor our competitors' products and, if circumstances were to dictate that we do so, we would vigorously challenge the actions of others that conflict with our patents, trademarks and other intellectual property rights. We maintain appropriate information security policies and procedures reasonably designed to ensure the safeguarding of confidential information including, where appropriate, data encryption, access controls and employee awareness training.

We own or have rights to a number of patents relating to our products and processes. As of December 31, 2022, we owned 20 patented inventions in the United States, with 197 patents issued in countries around the world and 40 patent applications pending worldwide. As of December 31, 2022, we also had trademark rights in 50 trademark registrations worldwide, including 5 U.S. trademark registrations. We also have 16 pending trademark applications, which include applications in the United States and worldwide. In addition to our registered and applied-for intellectual property portfolio, we also claim ownership of certain trade secrets and proprietary know-how developed by and used in our business. Including our joint ventures, we are party to certain arrangements whereby we license in the right to use certain intellectual property rights in connection with our business.

Seasonality

Our Ecoservices segment typically experiences seasonal fluctuations as a result of higher demand for gasoline products in the summer and lower demand in the winter months. These demand fluctuations results in higher sales and working capital requirements in the second and third quarters.

Sustainability Overview

Sustainability is intertwined with our daily business and is reinforced through our strategy and values. We strive to create sustainable products that are safe for the environment, and to reduce waste and increase efficiencies for our customers and stakeholders. We believe that our products contribute to lower emissions and cleaner air, advance the global transition to clean energy, support the circular plastics economy and ensure clean, purified drinking water. We are committed to creating environmentally responsible products that we believe make a difference in people's daily lives and for our planet.

While offering products and services that help our customers to advance their own sustainability goals, we also work to advance our commitment to maintain sound environmental, social and governance ("ESG") practices, policies and procedures. For example, we:

- Were awarded a Gold Sustainability Score from EcoVadis for 2023, a third-party sustainability evaluation company. The Gold Medal rating score from EcoVadis places us in the 97th percentile of all companies ranked by EcoVadis in our sector peer group;

- Maintained an executive level position of Vice President – Environment and Sustainability that reports directly to our CEO;

- Created the position of Global Director of Health, Safety and Process Safety Management to oversee the company's goal-setting and improvement efforts in the areas of health, safety and process safety;

- Provided enhanced sustainability information on our website and published our 2021 Sustainability Report, our first as Ecovyst, in June 2022;

- Continued work towards our previously announced series of sustainability goals with respect to greenhouse gas emissions, waste management and reduction, product sustainability/R&D investment and company certifications by 2025 and 2030;

- Continued steps to implement additional improvements in a number of areas, including health, safety and environmental ("HSE") performance; commitment to diversity, inclusion and human rights both within our company and in our supply chain; and ethical and lawful business practices;

- Further integrated a corporate-wide sustainability software platform, which we are utilizing as an internal, real-time sustainability performance dashboard to enable improved analytics and greater visibility into our sustainability impacts; and

- Achieved a 90% performance in our flagship HSE Perfect Days program, which targets at-risk behaviors and celebrates positive HSE performance across the organization on a daily basis.

The sections that follow provide some highlights of our environmental, social, and governance programs and procedures.

Environmental Stewardship. Our products and technologies continue to address our customers' sustainability challenges, tightening global regulatory standards and changing consumer preferences. In our Ecoservices segment, we provide sulfuric acid regeneration services that avoid significant landfill or deep well disposal. In our Catalyst Technologies segment, our zeolite catalysts are used for cleaner air applications and our silica catalysts are key for light weighting and plastics recycling.

As part of our sustainability commitment regarding our own operations, we apply the principles of the Environmental Management standard of the International Organization for Standardization (ISO 14001) at our facilities throughout the world. For chemical facilities in the United States, we also adhere to the Responsible Care® RC14001 Technical Specifications of the American Chemistry Council ("ACC").

We maintain policies and procedures to monitor and control health, safety, and environmental risks, and to enable compliance with applicable state, national, and international health, safety, and environmental requirements. We have comprehensive health, safety and environmental compliance, auditing and management programs in place to assist in our compliance with applicable regulatory requirements and with internal policies and procedures, as appropriate. Each Ecovyst facility has developed and implemented specific critical occupational health, safety, environmental, security and loss control programs.

We also have a strong HSE organization staffed by professionals who are responsible for environmental, safety, health and product regulatory compliance. Our HSE organizational structure features executive management level leadership, active oversight by our Board and dedicated environmental and safety experts on staff. We have a Global Director of Health, Safety and Process Safety Management and also have Regional HSE Specialists and Managers who are embedded in the field and provide HSE expertise and support to operating sites. Certain, larger sites may have dedicated environmental or safety personnel.

As an ACC Responsible Care® member company, we continue to monitor and report our health, safety, and environmental metrics annually. Our sustainability metrics, including waste generation and water consumption for 2018 and 2019, were third party assured for the first time in 2020. In 2021, we reviewed our 2020 sustainability metrics and successfully underwent third party verification of this data as well. We included the assured 2020 data on our website and in our 2021 Sustainability Report, which we published in June 2022. The further information contained on our website is not incorporated herein by reference and is not a part of this Annual Report on Form 10-K.

We also have established a Product Safety and Product Stewardship management system that is compliant with the RC14001 technical specification and is supported by a highly skilled Product Stewardship Manager. We conduct Product Stewardship reviews as part of new product development and routinely evaluate product safety risk for raw materials, intermediates, and finished products.

Social Responsibility, including human capital discussions. We seek to act in a socially responsible manner through our various HSE programs as described above, our commitment to building a diverse and inclusive workforce, engagement with and support for the communities where we live and work, and advancement of socially responsible business practices through partnerships and other industry frameworks.

We are committed to providing equal employment opportunities for all employees and applicants for employment, and do not discriminate on the basis of race, color, religion, sex, sexual orientation, pregnancy, gender identity and expression, national origin, disability, age (40 or above), ancestry, genetic information, marital status, veteran status or any other classification protected by law. This commitment applies to all terms and conditions of employment including recruiting, hiring, placement, advancement, training, transfer, demotion, lay off and recall, termination, compensation and benefits.

It is our policy to comply with all applicable laws and regulations in each jurisdiction in which we operate in order to provide appropriate working conditions for our colleagues. This means that we comply with applicable laws regarding the employment relationship including those that (1) prohibit child labor, (2) set acceptable working conditions and working hours, (3) provide for fair wages, including minimum wages and overtime, (4) prohibit forced or bonded labor, (5) permit freedom of association and collective bargaining, and (6) prohibit discrimination, harassment and other forms of degrading or inhumane treatment. Using tools such as our Supplier Code of Conduct and contractual provisions, we also hold our business partners to these same standards.

Our flagship "Success through People" program furthers our strategy by acknowledging our workforce is key to our success. We offer highly competitive salaries, benefits, developmental opportunities and work/life balance. We proactively seek to attract, incentivize and retain a talented and motivated workforce. Our global succession planning process is designed to provide sufficient talented personnel to fill key leadership, innovation and manufacturing roles well into the future and to better prepare employees for their future at the Company. In order to enable a pipeline for our leadership, we maintain a robust Emerging Leaders program to identify and nurture top talent to build leadership capabilities and provide the fundamental skills we believe every leader needs to generate passion and productivity in their team. The program also provides an important networking opportunity that creates a connected community of leaders at the Company.

We review our compensation and benefits programs periodically to ensure continued competitiveness. In the US, our benefit program is designed to help protect the health and financial well-being of our full-time employees and their family members today, offering a choice of several medical & dental plans, as well as vision, flexible spending accounts, short-term and long-term disability insurance and an employee assistance program. To help them prepare for their future, we offer a defined contribution savings plan, which includes company contributions. Benefits outside the US are designed to supplement government-provided programs in each country.

We actively promote diversity within the Company and seek to have a workforce that reflects the diversity of the societies in which we operate.

We benefit from our talented, dedicated and diverse employee population. As of December 31, 2022, we had 890 employees worldwide, of which 754 were employed in the United States and the remainder outside of the United States. Further, as of December 31, 2022, approximately 23% of our U.S.-based executives, managers and professionals were females and 21% were non-white males. Our rate of hiring veterans increased from 7% in 2021 to 11% in 2022, which is double the federal government's national veterans hiring benchmark for 2022. As of December 31, 2022, approximately 45% of our employees were represented by a union, works council or other employee representative body. We believe we have good relationships with our employees and their respective works councils, unions or other bargaining representatives.

This international strength, supported by our core values of integrity and fairness, fosters a rich culture founded on diversity of thought. We firmly believe that success is achieved through the intellect and commitment of our people, so we employ a long-term human capital program to attract, retain and develop talent for the future. We are proud of our highly collaborative teams that enable an inclusive workplace where employees are encouraged to bring their own experiences to promote innovation from all levels of the organization. This constructive work environment has been re-enforced with the recent implementation of a fully integrated on-line performance management process that improves the communication of aligned goals, encourages consistent feedback and furthers employee engagement. Today, there are women on the leadership teams of each of our businesses as well as in all our functions: R&D, Finance, HSE and Human Resources.

In 2022, our sites continued to work to have a positive impact in the communities in which we operate. For example, for the holidays (a) our office in The Woodlands, Texas donated blankets, popcorn, and Christmas candy to the Montgomery County Community Center; (b) our Houston, Texas plant personnel provided gifts to five neighborhood families during the holiday season and also held a dinner for community members at their Community Advisory Panel meeting; (c) our Hammond, Indiana plant conducted a toiletry drive for needy people; (d) our Baytown, Texas plant supported two local families with household supplies, food, and Christmas gifts and also had 11 employees volunteer at the Houston Food to prepare Backpack Buddy meals; (e) employees at our Baton Rouge facility adopted 20 Angels through the Salvation Army for the holiday season; (f) our Martinez, California facility held a holiday dinner for the Community Advisory Panel; (g) our Dominguez, California plant personnel donated $1,000 to a local Rotary Club to subsidize food items for local families; and (h) our Malvern, Pennsylvania office personnel participated in the "Adopt a Child" program sponsored by a local church to provide holiday gifts for children whose families would not otherwise be able to afford gifts.

Governance. We maintain and consistently reinforce within our organization a series of policies and practices designed to ensure that decisions made on behalf of our company are properly made and executed. Our governance programs and policies start with a strong tone at the top and are summarized in our Executive Statement on Ethics and Compliance, which has been issued by our CEO and our Chief Compliance Officer and distributed throughout the organization.

The principles set forth in the Executive Statement are codified in our Code of Conduct, which sets forth the legal and ethical standards to which our employees must adhere, including (a) acting with integrity, (b) avoiding actual or apparent conflicts of interest, (c) complying with the rules and regulations of federal, state, provincial, local governments, and other appropriate regulatory agencies, (d) complying with all rules and regulations prohibiting fraud, bribery, corrupt practices, anti-competitive activities and trading with embargoed persons and countries, (e) complying with all company policies and procedures, and (f) actively promoting ethical behavior in the workplace. We provide annual training on our Code of Conduct to all our global employees and have enhanced our delivery with online learning modules.

Our governance programs and policies can be found in the Company's Ethics section of the sustainability webpages, which is routinely updated and includes a description of our enterprise risk management program and our policies on child labor, human trafficking, anti-harassment, antibribery, and cyber security all of which are evaluated by third-parties, including EcoVadis. In addition, the investors pages of our website contain additional materials regarding our corporate governance process, including our Board committee charters, our corporate governance guidelines, our Code of Conduct, our Supplier Code of Conduct and other documents.

Additional Sustainability Information: Further information about our sustainability programs can be found on our website at https://www.ecovyst.com/sustainability/. The information available at our sustainability web site includes our inaugural sustainability report, our sustainability goals (and how such goals map to the UN Sustainable Development Goals), materiality matrix, letters of assurance, Global Reporting Initiative (GRI) Disclosure and Sustainability Accounting Standards Board (SASB) Index, our HSES Policy Statement, our Corporate Code of Conduct, our Human Rights Policy Statement, a description of our Ethics & Compliance Complaint and Review Process and our Labor Policy. The further information contained on our website is not incorporated herein by reference and is not a part of this Annual Report on Form 10-K.

Environmental Regulations

We are subject to extensive, evolving and increasingly stringent national and local environmental laws and regulations, which address, among other things, the following:

- emissions to the air;

- discharges to soils and surface and subsurface waters;

- other releases into the environment;

- prevention and remediation of releases into the indoor or outdoor environment;

- generation, handling, storage, transportation, treatment and disposal of waste materials;

- maintenance of safe conditions in the workplace;

- registration and evaluation of chemicals;

- production, handling, labeling or use of chemicals used or produced by us; and

- stewardship of products after manufacture.

We apply the principles of the Environmental Management standard of the International Organization for Standardization (ISO 14001) at our facilities throughout the world. For chemical facilities in the United States, we also adhere to the Responsible Care RC14001 Technical Specifications of the American Chemistry Council.

We maintain policies and procedures to monitor and control health, safety, and environmental risks, and to monitor compliance with applicable state, national, and international health, safety, and environmental requirements. We have a strong health, safety, environmental organization. We maintain a staff of professionals who are responsible for environmental, safety, health and product regulatory compliance. We have implemented a corporate audit program for all of our facilities. However, we cannot provide assurance that we will be in full compliance at all times with all applicable environmental laws and regulations. We expect that stringent environmental regulations will continue to be imposed on us and our industry in general. Evolving chemical regulation programs throughout the world could impose testing requirements or restrictions on our chemical raw materials and products.

Environmental Remediation. Environmental laws and regulations require mitigation or remediation of the effects of the disposal or release of chemical substances. Under some of these regulations, as the current or former owner or operator of a property, we could be held liable for the costs of removal or remediation of hazardous substances on or under the property, without regard to whether we knew of or caused the contamination, and regardless of whether the practices that resulted in the contamination were permitted at the time they occurred. Many of our current or former production sites have an extended history of industrial use, and it is impossible to predict precisely what effect these laws and regulations will have on us in the future. Soil and groundwater contamination requiring investigation and remediation has been discovered at some of the sites, and might occur or be discovered at other sites. Several active and former facilities currently are undergoing investigation and remediation, including sites in Dominguez, CA and Martinez, CA.

Environmental Programs. We have comprehensive health, safety and environmental compliance, auditing and management programs in place to assist in our compliance with applicable regulatory requirements and with internal policies and procedures, as appropriate. Each facility has developed and implemented specific critical occupational health, safety, environmental, security and loss control programs.

We also have implemented a HSE organizational structure with executive committee level leadership and dedicated environmental experts. We have a Global Director of Health, Safety and Process Safety Management as well as Regional HSE Specialists and Managers who are embedded in the field and provide HSE expertise and support to operating sites. Certain, larger sites may have dedicated environmental or safety personnel.

Product Safety and Product Stewardship

We have established a Product Safety and Product Stewardship management system that is compliant with the RC14001 technical specification and is supported by two highly skilled Product Stewardship Managers, one of which is a REACH Specialist. We conduct Product Stewardship reviews as part of new product development and routinely evaluate product safety risk for raw materials, intermediates, and products.

As a chemical company, we are subject to extensive and evolving regulations regarding the manufacturing, processing, distribution, importing, exporting, and labeling of our products and their raw materials. In the European Union, the REACH regulations came into effect in 2007, with implementation rolling out over time. Registered chemicals then can be subject to further evaluation and potential restrictions. Our high-volume chemicals have been registered under REACH; lower-volume chemicals (mainly catalysts) were registered by the applicable 2018 deadline. To date, no further testing has been required.

Since the promulgation of REACH, other countries have enacted or are in the process of implementing similar comprehensive chemical regulations. These programs include the Korea REACH law, which is requiring registration and potential testing of chemicals, and similar programs under development in the UK, Taiwan, Turkey, India, and elsewhere. In the US, all pertinent chemicals have been designated as "active" under the US EPA Frank R. Lautenberg Chemical Safety for the 21st Century Act. At this time, none have been designated as chemicals which the EPA will prioritize and evaluate for regulation. Based on our chemicals and the various regulations promulgated to date, we do not anticipate costly testing requirements nor severe restrictions, but cannot guarantee that we will not be subject to requirements for our products or raw materials that could materially affect our operations. In particular, some of our products might be characterized as nanomaterials and then be subject to evolving, new nanomaterial regulations.

We remain alert for any regulatory changes which may impact our products and their end uses.

Available Information

Our website address is www.ecovyst.com. We make available free of charge through our website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934, as amended ("Exchange Act"), as well as reports on Forms 3, 4 and 5 filed pursuant to Section 16 of the Exchange Act, as soon as reasonably practicable after such documents are electronically filed with, or furnished to, the Securities and Exchange Commission ("SEC"). The SEC maintains an Internet website, *http://www.sec.gov,* which contains reports, proxy and information statements, and other information regarding our Company and other issuers that file electronically with the SEC. The information on our website is not, and shall not be deemed to be, a part of this report or incorporated into any other filings we make with the SEC.

Our Corporate Governance Guidelines, Code of Business Conduct and the charters of the Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and Health, Safety and Environment Committee of our Board of Directors are also available on our website and are available in print to any shareholder upon request by writing to Ecovyst Investor Relations, 300 Lindenwood Drive, Malvern, PA 19355. In accordance with SEC rules, we intend to disclose any amendment (other than any technical, administrative or other non-substantive) to the Code of Business Conduct, or any waiver of any provision thereof with respect to any of our executive officers, on our website within four business days following such amendment or waiver.

ITEM 1A. RISK FACTORS.

In addition to the other information contained in this Form 10-K, you should carefully consider the following risks that we believe are the material risks that we face. The risks described below could have a material adverse impact on our business, financial condition, cash flows and results of operations, and should be read together and in conjunction with the forward-looking statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 of this Form 10-K, and our consolidated financial statements and the accompanying notes thereto.

Risks Related to Our Business Operations

As a global business, we are exposed to local business risks in different countries, which could have a material adverse effect on our financial condition, results of operations and cash flows.

We have operations in several countries, including manufacturing sites, research and development facilities, sales personnel and customer support operations. As of December 31, 2022, we operated ten manufacturing facilities. For the year ended December 31, 2022, our foreign subsidiaries accounted for 6% of our sales. Our operations are affected directly and indirectly by global regulatory, economic, political and social conditions, including:

- new and different legal and regulatory requirements in local jurisdictions;

- export duties or import quotas;

- domestic and foreign customs and tariffs or other trade barriers, including the threat of escalating trade disputes that may result in higher tariffs;

- potential difficulties in staffing and labor disputes;

- potential difficulties in managing and obtaining support and distribution for local operations;

- increased costs of, and availability of, raw materials, energy, transportation or shipping;

- credit risk and financial condition of local customers and distributors;

- potential difficulties in protecting intellectual property rights;

- risk of nationalization of private enterprises by foreign governments;

- potential imposition of restrictions on investments;

- the imposition of withholding taxes or other taxes or royalties on our income, or the adoption of other restrictions on foreign trade or investment, including currency exchange controls;

- capital controls;

- potential difficulties in obtaining and enforcing legal judgments in jurisdictions outside the United States;

- potential difficulties in obtaining and enforcing relief in the United States against parties located outside the United States;

- potential difficulties in enforcing agreements and collecting receivables;

- risks relating to environmental, health and safety matters;

- regional conflicts, such as the invasion of Ukraine by Russia;

- risks relating to epidemics and pandemics, including effects caused by the spread of COVID-19 (coronavirus), variants thereof and other illnesses such as RSV and influenza; and

- local political, economic and social conditions, including the possibility of hyperinflationary conditions and political instability in certain countries.

We may not be successful in developing and implementing policies and strategies to address the foregoing factors in a timely and effective manner at each location where we do business. Consequently, the occurrence of one or more of the foregoing factors could have a material adverse effect on our international operations or upon our financial condition, results of operations and cash flows.

Our operations and financial results have been and may continue to be adversely affected by general economic conditions.

We sell catalysts and services that are used in manufacturing processes and as components of, or ingredients in, other products and, as a result, our sales are correlated with and affected by fluctuations in the level of industrial production and manufacturing output and by fluctuations in general economic activity. Demand for the products we manufacture often depends on trends in demand in the end uses our customers serve. General economic conditions and macroeconomic trends, including economic recessions and inflation, could affect overall demand for our products and any overall decline in such demand could significantly reduce our sales and profitability. In addition, volatility and disruption in financial markets could adversely affect our sales and results of operations by limiting our customers' ability to obtain the financing necessary to maintain or expand their own operations. For example, the COVID-19 pandemic and the associated economic downturn affected our financial results during 2020, and the prolonged continuation of the COVID-19 pandemic and the possible spread of COVID-19 variants could result in a sustained or further economic downturn that may continue to affect our operations and financial results.

Unfavorable global economic conditions could adversely affect our business, financial condition, and results of operations.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. For example, the global economy has experienced extreme volatility and disruptions, including significant volatility in commodity and market prices, including increasing energy prices, volatility in sulfur prices, declines in consumer confidence, declines in economic growth, supply chain interruptions, uncertainty about economic stability, record inflation globally, rising interest rates and the threat of recession. Unfavorable economic conditions could result in a variety of risks to our business, including demand and pricing for our products and difficulty in forecasting our financial results. A weak or declining economy also could strain our suppliers, possibly resulting in supply chain disruptions. In addition, inflation has increased our costs, which could impact our profitability. These and other economic factors could adversely impact our business and results of operations.

Exchange rate fluctuations could adversely affect our financial condition, results of operations and cash flows.

As a result of our international operations, for the year ended December 31, 2022, we generated 6% of our sales and associated expenses in currencies other than U.S. dollars. We incur currency transaction risk whenever we enter into either a purchase or sale transaction using a currency other than the local currency of the transacting entity. The main currencies to which we are exposed, besides the U.S. dollar, are the Euro and the British pound. The exchange rates between these currencies and the U.S. dollar have fluctuated significantly in recent years and may continue to do so in the future. In many cases, we sell exclusively in those jurisdictions and do not have the ability to mitigate our exposure to currency fluctuations through our operations. Accordingly, to the extent that we are unable to match sales made in such foreign currencies with costs paid in the same currency, exchange rate fluctuations could adversely affect our financial condition, results of operations and cash flows. In the past, we have experienced economic loss and a negative impact on earnings as a result of foreign currency exchange rate fluctuations and any future fluctuations may have similar impacts. We expect that the amount of our sales denominated in non-U.S. dollar currencies may increase in future periods. Given the volatility of exchange rates, there can be no assurance that we will be able to effectively manage our currency transaction risks or that any volatility in currency exchange rates will not have a material adverse effect on our financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk."

Additionally, because our consolidated financial results are reported in U.S dollars, the translation of sales or earnings generated in other currencies into U.S. dollars can result in a significant increase or decrease in the amount of those sales or earnings in our financial statements, which also affects the comparability of our results of operations and cash flows between financial periods.

Our international operations require us to comply with anti-corruption laws, economic sanctions, export controls and similar laws and regulations of the U.S. government and various international jurisdictions in which we do business.

Doing business on a worldwide basis requires us and our subsidiaries to comply with the laws and regulations of the U.S. government and various international jurisdictions, and our failure to successfully comply with these laws and regulations may restrict our operations, trade practices, investment decisions and partnering activities and may expose us to liabilities. Such laws and regulations apply to companies, individual directors, officers, employees and agents.

In particular, our international operations are subject to U.S. and foreign anti-corruption laws and regulations, such as the Foreign Corrupt Practices Act ("FCPA") and the U.K. Bribery Act. For example, the FCPA prohibits us from providing anything of value to foreign officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment, and requires us to maintain adequate record-keeping and internal accounting practices to accurately reflect our transactions. As part of our business, we may deal with state-owned business enterprises, the employees and representatives of which may be considered foreign officials for purposes of the FCPA. In addition, some of the international locations into which we sell our products lack a developed legal system and have elevated levels of corruption. As a result, we are exposed to corruption-related risk.

In addition, we are subject to applicable economic sanctions, export controls, and similar laws and regulations imposed by the U.S. government and other countries. These laws and regulations may restrict our business practices, or the counterparties or regions with which we can trade. In addition, these laws and regulations are subject to frequent change, and such changes may require us to adjust our business practices, including by ceasing business activities in newly sanctioned countries or regions or with newly sanctioned entities or individuals, or to modify our compliance program. For example, the invasion of Ukraine by Russia and the related sanctions, export controls or other actions that have been or may be initiated by nations—including the U.S., the European Union, the United Kingdom, and Russia— could disrupt or otherwise adversely impact our customers in those countries, as well as adversely impact our business or our supply chain, business partners or customers in other countries beyond Ukraine and Russia. Further, violations of these legal requirements are punishable by criminal fines and imprisonment, civil penalties, disgorgement of profits, injunctions, debarment from government contracts, loss of export privileges and other remedial measures.

We have established policies and procedures designed to assist us and our personnel in complying with applicable U.S. and international laws and regulations. These policies and procedures are codified in our Code of Conduct and other various policies. However, there can be no assurance that our policies and procedures will effectively prevent us from violating these laws and regulations in every transaction in which we may engage, and such a violation could subject us to governmental investigations and adversely affect our reputation, business, financial condition and results of operations.

Alternative technology or other changes in our customers' products may reduce or eliminate the need for certain of our products.

Many of the products that we sell are used in manufacturing processes and/or to produce other products and, as a result, changes in our customers' end products or processes or alternative technologies may enable our customers to reduce or eliminate consumption or use of our products. Additionally, shifting consumer preference could result in a significant reduction in the future use of fossil fuels, which would have a negative impact on our zeolite catalysts and Ecoservices businesses. If we are unable to respond appropriately to such new developments, such changes could seriously impair our ability to profitably market certain of our products.

Our new product development and research and development efforts may not succeed and our competitors may develop more effective or successful products.

The industries in which we operate are subject to periodic technological changes and ongoing product improvements. In order to maintain our margins and remain competitive, we must successfully develop, manufacture and market new or improved products. As a result, we must commit substantial resources each year to new product research and development. Ongoing investments in new product research and development could result in higher costs without a proportional increase in revenues. Additionally, for any new product program, there is a risk of technical or market failure, in which case we may need to commit additional resources to the program and may not be able to develop the new products needed to maintain our competitive position. Moreover, new products may have lower margins than the products they replace or may not successfully attract end users.

We also expect competition to increase as our competitors develop and introduce new and enhanced products. As such products are introduced, our products may become obsolete or our competitors' products may be marketed more effectively. If we fail to develop new products, maintain or improve our margins with our new products or keep pace with technological developments, our business, financial condition, results of operations and cash flows will suffer.

If we are unable to pass on increases in raw material prices, including natural gas, to our customers or to retain or replace our key suppliers, our results of operations and cash flows may be negatively affected.

We purchase significant amounts of raw materials, including precursor products in our Catalyst Technologies business and sulfur in our Ecoservices business, and we purchase significant amounts of natural gas to supply the energy required in our production process. The cost of these raw materials represents a substantial portion of our operating expenses and our results of operations have been, and could in the future be, significantly affected by increases in the costs of such raw materials. In addition, we obtain a significant portion of our raw materials from certain key suppliers. If any of those suppliers is unable to meet its obligations under current supply agreements, we may be forced to pay higher prices to obtain the necessary raw materials. Furthermore, if any of the raw materials that we use become unavailable within the geographic area from which we currently source them, we may not be able to obtain suitable and cost-effective substitutes. Any interruption of supply or any price increase of raw materials could adversely affect our profitability.

While we attempt to match raw material price increases with corresponding product price increases, our ability to pass on increases in the cost of raw materials to our customers is, to a large extent, dependent upon our contractual arrangements and market conditions. There may be periods of time during which we are not able to recover increases in the cost of raw materials due to our contractual arrangements or weakness in demand for, or oversupply of, our products. Specifically, timing differences between price adjustments of raw materials and adjustments to our product prices, which in many cases are adjusted quarterly or less often, have had and may continue to have a negative effect on our profitability. Even in periods during which raw material prices decline, we may suffer decreasing profits if customers seek relief in the form of lower sales prices or if the raw material price reductions occur at a slower rate than decreases in the selling prices of our products. Such volatility can result in commercial disputes with customers and suppliers with respect to interpretations of complex contractual arrangements, the adverse resolution of which could reduce our profitability.

In the past, we have entered into long-term supply contracts for certain of our raw materials. As these contracts expire, we may not be able to renegotiate or enter into new long-term supply contracts that will offer similar protection from price increases and other fluctuations on terms that are satisfactory to us or at all.

We face substantial competition in the industries in which we operate.

Our Catalyst Technologies segment primarily competes with other global producers in the petrochemicals and refining industries such as Grace, BASF, UOP, and Albemarle, as well as other niche competitors such as Tosoh, Axens, and Haldor Topsoe. In our Ecoservices segment, we compete in the North American refining services industry with competitors such as Chemtrade and Veolia. We believe that we typically compete on the basis of performance, product consistency, quality, reliability, and ability to innovate in response to customer demands.

Our competitors may improve their competitive position in our core end use applications by successfully introducing new products, improving their manufacturing processes, expanding their capacity or manufacturing facilities or responding more effectively than we do to new or emerging technologies and changes in customer requirements. Some of our competitors may be able to lower prices for products that compete with our products if their costs are lower. In addition, consolidation among our competitors or customers may result in reduced demand for our products or make it more difficult for us to compete. Some of our competitors' financial, technological and other resources may be greater than ours or they may have less debt than we do and, as a result, may be better able to withstand changes to industry conditions. The occurrence of any of these events could materially adversely affect our financial condition and results of operations.

We are subject to the risk of loss resulting from non-payment or non-performance by our customers.

Our credit procedures and policies may not be adequate to minimize or mitigate customer credit risk. Our customers may experience financial difficulties, including bankruptcies, restructurings and liquidations. These and other financial problems our customers may experience, as well as potential financial weakness in the industries in which we operate or general economic conditions, may increase our risk in extending trade credit to customers. A significant adverse change in a customer's financial position could cause us to limit or discontinue business with such customer, require us to assume more credit risk relating to such customer's receivables or limit our ability to collect accounts receivable from such customer, any of which could have a material adverse effect on our business, results of operations, financial condition and liquidity.

We rely on a limited number of customers for a meaningful portion of our business. A loss of one or more of these customers could adversely impact our profitability.

A loss of any significant customer, including a pipeline customer, or a decrease in the provision of products to any significant customer could have an adverse effect on our business until alternative arrangements are secured. Any alternative arrangement to replace the loss of a customer could result in increased variable costs relating to product shipment. In addition, any new customer agreement we enter into may not have terms as favorable as those contained in our current customer agreements, which could have a material adverse effect on our business, financial condition and results of operations. For the year ended December 31, 2022, our top ten customers represented approximately 58% of our sales (including our proportionate 50% share of sales attributable to the Zeolyst JV) and one single customer represented 13% or $103.3 million of our sales in both Ecoservices and Catalyst Technologies.

Refineries, which represent a sizable subset of our Ecoservices segment customer base, have undergone significant consolidation and additional consolidation is possible in the future. Such consolidation could further increase our reliance on a small number of customers and further increase our customers' leverage over us, resulting in downward pressure on prices and an adverse effect on our profitability.

Multi-year customer contracts in our Ecoservices segment are subject to potential early termination and such contracts may not be renewed at the end of their respective terms.

Many of the customer contracts in our Ecoservices segment are multi-year agreements. Sulfuric acid regeneration customer contracts are typically on five- to ten-year terms and virgin sulfuric acid customer contracts are typically on one- to five-year terms, with larger customers typically favoring longer terms. Excluding contracts with automatic evergreen provisions, approximately 30% of our sulfuric acid volume for the year ended December 31, 2022 was under contracts expiring at the end of 2023 or beyond. In addition, our sulfuric acid regeneration contracts with major refinery customers typically allow for termination with advance notice of one to two years. We cannot provide assurance that our existing contracts will not be subjected to early terminations or that our expiring contracts will be renewed at the end of their terms. If we receive a significant number of such contract terminations or experience non-renewals from key customers in our Ecoservices segment, our results of operations, financial condition and cash flows may be materially adversely affected.

Our quarterly results of operations are subject to fluctuations because the demand for some of our products is seasonal.

Our Ecoservices segment typically experiences seasonal fluctuations as a result of higher demand for gasoline products in the summer months. Because of the seasonality of some of our product groups, the results for any one quarter are not necessarily indicative of the results that may be achieved for any other quarter or for the full year.

Our growth projects may result in significant expenditures before generating revenues, if any, which may materially and adversely affect our ability to implement our business strategy.

We have made and continue to make significant investments in each of our businesses. These projects require us to commit significant capital to, among other things, implement engineering plans and obtain the necessary permits before we generate revenues related to our investments in these businesses. Such projects may take longer to complete or require additional unanticipated expenditures and may never generate profits. If we fail to recover our investment, or these projects never become profitable, our ability to implement our business strategy may be materially and adversely affected.

We may be liable for damages based on product liability claims brought against us or our customers for costs associated with recalls of our or our customers' products.

Even though we are generally a materials and services supplier rather than a manufacturer of finished goods, the sale of our products involves the risk of product liability claims and voluntary or government-ordered product recalls. For example, certain of the products that we manufacture are used in chemical manufacturing process in our customers' manufacturing operations and are used in and around other chemical manufacturing facilities and other locations where personal injury or property damage may occur. While we attempt to protect ourselves from product liability claims and exposures through our adherence to standards and specifications, quality control and assurance and through contractual negotiations and provisions, there can be no assurance that our efforts will ultimately protect us from such claims. A product liability claim or voluntary or government-ordered product recall could result in substantial and unexpected expenditures, affect customer confidence in our products and divert management's attention from other responsibilities.

A product recall or successful product liability claim or series of claims against us in excess of our insurance coverage and for which we are not otherwise indemnified could have a material adverse effect on our business, financial condition, results of operations or cash flows. We have product liability insurance in amounts that we believe are adequate to cover this product liability risk. However, our insurance may not provide adequate coverage against all potential liabilities, including product recall liabilities. If a claim is brought against us, we might be required to pay legal and other expenses to defend the claim, as well as pay uncovered damage awards resulting from a claim brought successfully against us and these damages could be significant and have a material adverse effect on our financial condition. Furthermore, whether or not we are ultimately successful in defending any such claims, we might be required to direct significant financial and managerial resources to such defense and adverse publicity is likely to result.

We are required to comply with a wide variety of laws and regulations, and are subject to regulation by various federal, state and foreign agencies, and our failure to comply with existing and future regulatory requirements could adversely affect our financial condition, results of operations and cash flows.

We compete in industries in which we and our customers are subject to federal, state, local, international and transnational laws and regulations. Such laws and regulations are numerous and sometimes conflicting, and any future changes to such laws and regulations could adversely affect us.

In order to obtain regulatory approval for certain of our new products, we must, among other things, demonstrate to the relevant authority that the product is safe and effective for its intended uses and that we are capable of manufacturing the product in accordance with current regulations. The process of seeking approvals can be costly, time-consuming and subject to unanticipated and significant delays. Any delay in obtaining, or any failure to obtain or maintain, these approvals would adversely affect our ability to introduce new products and to generate sales from those products, and could have an adverse effect on our business, financial condition, results of operations or cash flows.

Our products, including the raw materials we handle, are subject to rigorous chemical registration and industrial hygiene regulations and investigation. There is risk that a key raw material, chemical or substance, or one of the end products of which our products are a part, may be recharacterized as having a toxicological or health-related impact on the environment, our customers or our employees. Industrial hygiene regulations are continually strengthened and if such recharacterization occurs, the relevant raw material, chemical or product may be banned or we may incur increased costs in order to comply with new requirements. Changes in industrial hygiene regulations also affect the marketability of certain of our products, and future regulatory changes may have a material adverse effect on our business.

New laws and regulations, and changes in existing laws and regulations, may become effective in the future and could prevent or inhibit the development, distribution and sale of our products, including, but not limited to, the imposition of additional compliance costs, seizures, confiscation, recall or monetary fines. For example, as discussed in more detail in "Business-Environmental Regulations" and "Business-Chemical Product Regulation," we may be materially impacted by regulatory initiatives worldwide with respect to chemical product safety such as the 2016 amendments to the U.S. Toxic Substances Control Act, the E.U. regulation "Registration, Evaluation, Authorisation and Restriction of Chemicals" ("REACH"), and/or similar regulations being enacted in other countries (e.g., China REACH; Korea REACH). Additionally, the current U.S. administration may seek to tighten current environmental standards and regulations, including, but not limited to, the Corporate Average Fuel Economy standards, which could have a material adverse effect on our sales into the clean fuels, emission control and other industries.

We are subject to extensive environmental, health and safety regulations and face various risks associated with potential non-compliance or releases of hazardous materials.

Like other chemical companies, our operations and properties are subject to extensive and stringent federal, state, local and foreign environmental laws and regulations. U.S. federal environmental laws that affect us include the Resource Conservation and Recovery Act ("RCRA"), the Clean Air Act, the Clean Water Act and the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA"). These laws govern, among other things, emissions to the air, discharges or releases of hazardous substances to land, surface, subsurface strata and water, wastewater discharges and the generation, handling, storage, transportation, treatment, disposal and remediation of hazardous materials and petroleum products. We are also subject to other federal, state, local and foreign laws and regulations regarding chemical and product safety as well as employee health and safety matters, including process safety requirements. These laws and regulations may become more stringent over time and the failure to comply with such laws and regulations can result in significant fines or penalties.

We have in the past been and currently are the subject of investigations and enforcement actions pursuant to environmental laws, including the Clean Air Act. Some of these matters were resolved through the payment of significant monetary penalties and a requirement to implement corrective actions at our facilities. For instance, we remain subject to a 2007 Consent Decree that resolves certain alleged Clean Air Act violations at six Ecoservices operating locations involving New Source Review, Prevention of Significant Deterioration and New Source Performance Standard obligations under the U.S. federal rules for the pollutants sulfur dioxide and sulfuric acid mist. The Consent Decree required Solvay (the owner at the time) to pay a $2 million penalty and spend approximately $34 million on air pollution controls at our facilities, the majority of which was received from customers in contractual arrangements. Work under the Consent Decree has proceeded since 2007, and all of the significant capital improvements related to the Consent Decree have been completed. Three of our operating locations have been released from the scope of the Consent Decree and we are seeking release of the other locations covered by the Consent Decree; however, an agreement has been reached on language with all agencies pending issuance of New Source Review permit amendments at the remaining sites.

We are required by these environmental laws and regulations to obtain registrations, licenses, permits and other approvals in order to operate, to make disclosures to public authorities about our chemical handling and usage activities and to install expensive pollution control and spill containment equipment at our facilities, or to incur other capital expenditures aimed at achieving or maintaining compliance with such laws and regulations. We are in the process of completing a substantial environmentally-driven capital improvement project in 2023 and failure to complete this project or to timely identify and implement other capital projects required to achieve or maintain compliance could expose us to enforcement and penalty.

Under CERCLA and analogous statutes in local and foreign jurisdictions, current and former owners and operators of land impacted by releases of hazardous substances are strictly liable for the investigation and remediation of the contamination resulting from the release. Liability under CERCLA and analogous laws is strict, unlimited, joint, several and retroactive, may be imposed regardless of fault and may relate to historical activities or contamination not caused by the affected property's current owner or operator. We could be held responsible for all cleanup costs at a site, whether currently or formerly owned or operated, regardless of fault, knowledge, timing or cause of the contamination. Further, under CERCLA and analogous laws, we may be jointly and severally liable for contamination at third party sites where we or our predecessors in interest have sent waste for treatment or disposal, even if we complied with applicable laws. In addition, we may face liability for personal injury, property damage and natural resource damage resulting from environmental conditions attributable to hazardous substance releases at or from facilities we currently own or operate or formerly owned or operated or to which we sent waste. As such, a product spill or emission at one of our facilities or otherwise resulting from our operations could have adverse consequences on the environment and surrounding community and could result in significant liabilities with respect to investigation and remediation.

Our facilities have an extended history of industrial use, and soil and groundwater contamination exists at some of our sites. As of December 31, 2022, we had current remediation, monitoring and/or maintenance obligations at several of our current or former sites, including Dominguez, California and Martinez, California. As of December 31, 2022, we had established reserves of approximately $0.4 million to cover anticipated expenses at these sites, all of which have reached relatively mature stages of either the investigation, remediation or monitoring process. Actual costs to complete these projects may exceed our current estimates.

As of December 31, 2022, our total reserves associated with environmental remediation and enforcement matters were $0.4 million. In addition to the ongoing remediation and monitoring activities discussed above, there is risk that the long-term industrial use at our facilities may have resulted in, or may in the future result in, contamination that has yet to be discovered, which could require additional, unplanned investigation and remediation efforts by us for which no reserves have been established, potentially without regard to whether we knew of, or caused, the release of such contaminants. Discovery of additional or unknown conditions at our facilities could have an adverse impact on our business by substantially increasing our capital expenditures, including compliance, investigation and remediation costs. Such environmental liabilities attached to our properties, or for properties that we are otherwise responsible for, could have a material adverse effect on our results of operations or financial condition.

Existing and proposed regulations to address climate change by limiting greenhouse gas emissions may cause us to incur significant additional operating and capital expenses and may impact our business and results of operations.

Certain of our operations result in emissions of greenhouse gases ("GHGs"), such as carbon dioxide. Growing concern about the sources and impacts of global climate change has led to a number of domestic and foreign legislative and administrative measures, both proposed and enacted, to monitor, regulate and limit carbon dioxide and other GHG emissions. In the European Union, our emissions are regulated under the E.U. Emissions Trading System (the "E.U. ETS"), an E.U.-wide trading scheme for industrial GHG emissions. The E.U. ETS is anticipated to become progressively more stringent over time, including by reducing the number of allowances to emit GHGs that E.U. member states will allocate without charge to industrial facilities. In the United States, the EPA has promulgated federal GHG regulations under the Clean Air Act that affect certain sources. For example, the EPA has issued mandatory GHG reporting requirements, under which our Dominguez, California and Baton Rouge, Louisiana facilities currently report. Moreover, California has enacted the Global Warming Solutions Act of 2006 ("Assembly Bill 32"), a law that establishes a comprehensive program to reduce GHG emissions from all sources throughout the state and contains reporting requirements under which our Dominguez and Martinez facilities currently report. Our Dominguez facility also participates in the emissions trading market established under Assembly Bill 32. Although we believe it is likely that GHG emissions will continue to be regulated in at least some regions of the United States and in other countries (in addition to the European Union) in the future, we cannot yet predict the form such regulation will take (such as a cap-and-trade program, technology mandate, emissions tax or other regulatory mechanism) or, consequently, estimate the costs that we may be required to incur in respect of such requirements, which could, for example, require that we install emission control equipment, purchase emissions allowances, administer and manage our GHG emissions program or address other regulatory obligations. Such requirements could also adversely affect our energy supply or the costs and types of raw materials that we use for fuel. Accordingly, regulations controlling or limiting GHG emissions could have a material adverse effect on our business, financial condition or results of operations, including by reducing demand for our products.

Sustainability initiatives may result in operational changes and expenditures, reduced demand for our products and adversely affect our business.

We recognize that sustainability is a growing global environmental concern. Continuing political and social attention to the issue of sustainability has resulted in both existing and pending international agreements and national, regional or local legislation and regulatory measures to increase sustainability. As a result of heightened public awareness and attention to the issue of sustainability as well as continued regulatory initiatives, demand for certain of our products may be reduced, which may have an adverse effect on our sales volumes, revenues and margins.

Production and distribution of our products could be disrupted for a variety of reasons, and such disruptions could expose us to significant losses or liabilities.

Certain of the hazards and risks associated with our manufacturing processes and the related storage and transportation of raw materials, products and wastes may disrupt production at our manufacturing facilities and the distribution of products to our customers. These potentially disruptive risks include, but are not limited to, the following:

- pipeline and storage tank leaks and ruptures;

- explosions and fires;

- inclement weather and natural disasters;

- terrorist attacks;

- failure of mechanical, process safety and pollution control equipment;

- chemical spills and other discharges or releases of toxic or hazardous substances or gases;

- epidemics and pandemics, including effects caused by the spread of COVID-19 (coronavirus) and variants thereof; and

- exposure to toxic chemicals.

These hazards could expose employees, customers, the community and others to toxic chemicals and other hazards, contaminate the environment, damage property, result in personal injury or death, lead to an interruption or suspension of operations, damage our reputation and adversely affect the productivity and profitability of a particular manufacturing facility or our business as a whole. Such hazards could also result in the need for remediation, governmental enforcement, regulatory shutdowns, the imposition of government fines and penalties and claims brought by governmental entities or third parties. Legal claims and regulatory actions could subject us to both civil and criminal penalties, which could affect our product sales, reputation and profitability.

If disruptions at our manufacturing facilities or in our distribution channels occur, alternative options with sufficient capacity or capabilities may not be available, may cost substantially more or may require significant time to start production or distribution. Any of these scenarios could negatively affect our business and financial performance. If one of our manufacturing facilities or distribution channels is unable to produce or distribute our products for an extended period of time, our sales may be reduced by the shortfall caused by the disruption and we may not be able to meet our customers' needs, which could cause them to seek other suppliers. Furthermore, to the extent a production disruption occurs at a manufacturing facility that has been operating at or near full capacity, the resulting shortage of our product could be particularly harmful because production at the manufacturing facility may not be able to reach levels achieved prior to the disruption. Such risks are heightened in our Ecoservices segment, which has operations and customers primarily located in the Gulf Coast, which is susceptible to a heightened risk of hurricanes, and Northern California, which is susceptible to a heightened risk of earthquakes. For example, in December 2022, the operations of our Ecoservices' Houston and Hammond facilities were disrupted by Winter Storm Elliot. We are still in the process of analyzing the impact on earnings as a result of this operational interruption.

The insurance that we maintain may not fully cover all potential exposures.

We maintain property, business interruption, casualty and other types of insurance, but such insurance may not cover all risks associated with the operation of our business or our manufacturing process and the related use, storage and transportation of raw materials, products and wastes in or from our manufacturing sites or distribution centers. While we have purchased what we deem to be adequate limits of coverage and broadly worded policies, our coverage is subject to exclusions and limitations, including higher self-insured retentions or deductibles and maximum limits and liabilities covered. Notwithstanding diligent efforts to successfully procure specialty coverage for environmental liability and remediation, we may incur losses beyond the limits or outside the terms of coverage of our insurance policies, including liabilities for environmental remediation. In addition, from time to time, various types of insurance for companies in the industries in which we operate have not been available on commercially acceptable terms or, in some cases, at all. We are potentially at additional risk if one or more of our insurance carriers fail. Additionally, severe disruptions in the domestic and global financial markets could adversely impact the ratings and survival of some insurers. Future downgrades in the ratings of enough insurers could adversely impact both the availability of appropriate insurance coverage and its cost. In the future, we may not be able to obtain coverage at current levels, if at all, and our premiums may increase significantly on coverage that we maintain.

We could be subject to damages based on claims brought against us by our customers or lose customers as a result of the failure of our products to meet certain quality specifications.

If a product fails to perform in a manner consistent with quality specifications, or has a shorter useful life than that which was guaranteed, a customer could seek replacement of the product or damages for costs incurred as a result of the product failing to perform as guaranteed. A successful claim or series of claims against us could cause reputational harm and have a material adverse effect on our financial condition and results of operations and could result in a loss of one or more customers.

We may engage in strategic acquisitions or dispositions of certain assets or businesses that could affect our business, results of operations, financial condition and liquidity.

We may selectively pursue complementary acquisitions, such as the Chem32 acquisition, and joint ventures, such as the Zeolyst Joint Venture, each of which inherently involves a number of risks and presents financial, managerial and operational challenges, including:

- potential disruption of our ongoing business and distraction of management;

- difficulty with integration of personnel and financial and other systems;

- hiring additional management and other critical personnel; and

- increasing the scope, geographic diversity and complexity of our operations.

In addition, we may encounter unforeseen obstacles or costs in the integration of acquired businesses. For example, the presence of one or more material liabilities of an acquired company that are unknown to us at the time of acquisition may have a material adverse effect on our business. Our acquisition and joint venture strategy may not be received positively by customers, and we may not realize any anticipated benefits from acquisitions or joint ventures.

We may also opportunistically pursue dispositions of certain assets and businesses, which may involve material amounts of assets or lines of business, which could adversely affect our results of operations, financial condition and liquidity. If any such dispositions were to occur, under the terms of the agreements governing our outstanding indebtedness, we may be required to apply the proceeds of the sale to repay such indebtedness.

In addition, our strategic acquisitions and dispositions may also affect the diversity of our assets and our capital structure. As a result, our acquisitions and dispositions could affect our business, results of operations, financial condition, and liquidity. Further, all the risks associated with our acquisitions and dispositions may not be immediately known to us, and the anticipated benefits of such acquisition or disposition may not be fully realized.

On December 14, 2020, we completed the sale of our Performance Materials business to Potters Buyer, LLC, an affiliate of The Jordan Company, L.P., for a purchase price of $650.0 million, which was subject to certain adjustments for indebtedness, working capital, and cash at the closing of the transaction.

Effective on August 1, 2021, we completed the sale of our Performance Chemicals business to Cerberus Capital Management, L.P. and Koch Mineral & Trading LLC for a purchase price of $1.1 billion, which was subject to certain adjustments including for indebtedness, cash, working capital and transaction expenses at the closing of the transaction.

Our joint ventures may not operate according to their business plans if our partners fail to fulfill their obligations or differences in views among our partners results in delayed decisions or failures to agree on major issues, which may adversely affect our results of operations and force us to dedicate additional resources to these joint ventures.

We currently participate in a joint venture relating to the Zeolyst International business and may enter into additional joint ventures in the future. The nature of a joint venture requires us to share control with unaffiliated third parties and we sometimes have joint and several liability with our joint venture partners. If our joint venture partners do not fulfill their obligations, or if differences in views among the joint venture participants results in delayed decisions or failures to agree on major issues, the affected joint venture may not be able to operate according to its business plan. For example, the Zeolyst Joint Venture is structured as a general partnership in which we are equal partners with Shell Catalysts & Technologies, an affiliate of Royal Dutch Shell plc. or "Shell". Accordingly, we do not control the Zeolyst Joint Venture and cannot unilaterally undertake strategies, plans, goals and operations or determine when cash distributions will be made to us. Furthermore, we are liable on a joint and several basis with Shell for all of the partnership's liabilities if it does not have sufficient assets to satisfy such liabilities. Such factors may adversely affect our results of operation and force us to dedicate additional and unexpected resources to our joint ventures.

Our failure to protect our intellectual property rights could adversely affect our future performance and growth.

Protection of our proprietary processes, methods, compounds and other technologies is important to our business. We depend upon our ability to develop and protect our intellectual property rights to distinguish our products from those of our competitors. Failure to protect our existing intellectual property rights may allow our competitors to copy our products and may result in the loss of valuable proprietary technologies or other intellectual property. Failure to protect our innovations and trademarks by securing intellectual property rights could also result in our having to pay other companies for infringing on their intellectual property rights. We rely on a combination of patent, trade secret, trademark and copyright law as well as regulatory and judicial enforcement to protect such technologies and trademarks. In addition, the laws of many foreign countries do not protect our intellectual property rights to the same extent as the laws of the United States. As of December 31, 2022, we owned 20 patented inventions in the United States, with 197 patents issued in countries around the world and 40 patent applications pending worldwide covering such inventions. Some of these patents are licensed to others. In addition, we have acquired certain rights under patents and inventions of others through licenses. Should any of these licenses granted to us by third parties terminate prior to the expiration of the licensed intellectual property, we would need to cease using the licensed intellectual property, and either develop or license alternative technologies. In such a case, there can be no assurance that alternative technologies exist or that we would be able to obtain such a license on favorable terms.

Competitors and third parties may infringe on our patents or violate our intellectual property rights. Defending and enforcing our intellectual property rights can involve litigation and can be expensive and time consuming. Such proceedings could put our patents at risk of being invalidated and confidential information may be disclosed through the discovery process; these costs and diversion of resources could harm our business.

We cannot provide any assurances that any of our pending applications will mature into issued patents, or that any patents that have issued or may issue in the future do or will include claims with a scope sufficient to provide any competitive advantage. Patents involve complex legal and factual questions and, therefore, the issuance, scope, validity and enforceability of any patent claims we have or may obtain cannot be predicted with certainty. Patents may be challenged, deemed unenforceable, invalidated or circumvented. Patents may be challenged in the courts, as well as in various administrative proceedings before the United States Patent and Trademark Office or foreign patent offices. We are currently and may in the future be a party to various adversarial patent office proceedings involving our patents or the patents of third parties. Such challenges can result in some or all of the claims of the challenged patent being invalidated, deemed unenforceable, or interpreted narrowly which, in the case of challenges to our own patents, may be adverse to our interests. Accordingly, the issuance of patents is not conclusive of the validity, scope, or enforceability of such patents. Moreover, even if valid and enforceable, competitors may be able to design around our patents or use pre-existing technologies to compete with us.

We also rely upon unpatented proprietary know-how, continuing technological innovation and other trade secrets to develop and maintain our competitive position, which may not provide us with complete protection against competitors. Misappropriation or unauthorized disclosure of our proprietary know-how could harm our competitive position or have an adverse effect on our business. While it is our policy to enter into confidentiality agreements with our employees and third parties to protect our intellectual property rights and we strive to maintain the physical security of our properties and the security of our IT systems, there can be no assurances that:

- our confidentiality agreements will not be breached;

- our security measures will not be breached;

- such agreements will provide meaningful protection for our trade secrets or proprietary know-how; or

- adequate remedies will be available in the event of an unauthorized use or disclosure of such trade secrets and know-how.

In addition, there can be no assurances that others will not obtain knowledge of these trade secrets through independent development or other access by legal means.

Measures taken by us to protect these assets and rights may not provide meaningful protection for our trade secrets or proprietary manufacturing expertise and adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets or manufacturing expertise. In addition, as noted above, our patents and other intellectual property rights may be challenged, invalidated, circumvented or rendered unenforceable.

Furthermore, we cannot provide assurance that any pending patent or trademark application filed by us will result in an issued patent or registered trademark or, if patents are issued to us, that those patents will provide meaningful protection against competitors or against competitive technologies. The failure of our patents or other measures to protect our processes, apparatuses, technology, trade secrets and proprietary manufacturing expertise, methods and compounds or trademarks and provide us with freedom to exclude competition could have an adverse effect on our business, financial condition, results of operations and cash flows. See "Business-Intellectual Property."

Our products may infringe the intellectual property rights of others, which may cause us to incur unexpected costs or prevent us from selling our products.

Our industry is characterized by vigilant pursuit of intellectual property rights, particularly with respect to our silica catalysts and zeolite catalysts product groups. Like us, our competitors rely on intellectual property rights to maintain profitability and competitiveness. As the number of products and competitors has increased, the likelihood of intellectual property disputes has risen. Although it is our policy and intention not to infringe valid patents of which we are aware, our processes, apparatuses, technology, proprietary manufacturing expertise, methods, compounds and products may infringe on issued patents or infringe or misappropriate other intellectual property rights of others. Accordingly, we continually monitor third-party intellectual property to confirm our freedom to operate. Nevertheless, we may be subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of the patents or trademarks or infringement or misappropriation of other intellectual property rights of third parties by us or our licensees in connection with their use of our products. Intellectual property litigation is expensive and time-consuming, regardless of the merits of any claim, and could divert the attention of our management and technical personnel away from operating our business. If we were to discover that our processes, apparatuses, technology, products or trademarks infringe the valid intellectual property rights of others, we might need to obtain licenses from these parties or substantially reengineer or rebrand our products in order to avoid infringement. We may not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to reengineer our products successfully or at an acceptable cost. Moreover, if we are sued for infringement and lose the suit, we could be required to pay substantial damages and/or be enjoined from using or selling the infringing products or technology or using the infringing trademark. Additionally or alternatively, we may seek to challenge third-party patents in administrative proceedings before the United States patent office or one or more foreign patent offices. Any of the foregoing could cause us to incur significant costs and prevent us from selling our products, which could have an adverse effect on our business, financial condition, results of operations and cash flows. Even if we ultimately prevail, the existence of lawsuits could prompt our customers to switch to alternative products. In addition, we have agreed, and will continue to agree, to indemnify certain customers for certain intellectual property infringement claims related to intellectual property relating to our products and the manufacture thereof. Should there be infringement claims against our licensees, we could be required to indemnify them for losses resulting from such claims or to refund amounts they have paid to us.

Disruption, failure or cyber security breaches affecting or targeting computers and infrastructure used by us or our business partners may adversely impact our business and operations.

We use computers and telecommunication systems to analyze and store financial and operating data and to communicate within our company, with outside business partners, and across international borders. These systems can be subject to technical system flaws; power loss; cyber attacks, including viruses, malware, phishing, ransomware, terrorism, and surveillance; unauthorized access; malicious software; intentional or inadvertent data privacy breaches by employees or others with authorized access; hacktivism; ransomware; physical or electronic break-ins; fires or natural disasters; supply chain attacks; and other cyber security issues. We have no assurance that our systems are appropriately redundant to withstand these events. Accordingly, such events could cause adverse effects and material disruptions to our operations or systems or those of our business partners; compromise the security, integrity, availability, and confidentiality of customer information, employee information, strategic projects, product formulas and other trade secrets, other business or personal sensitive data, including third party confidential information in our possession. Release of third party confidential information could materially harm our reputation, affect our relationships with such parties and expose us to liability. Although we have introduced many security measures, including firewalls and information technology security policies, these measures may not offer the appropriate level of security. A security breach or other compromise of our information security safeguards could expose our confidential information, including third party confidential information in our possession (such as customer information) to theft and misuse, which could in turn adversely affect our relationships with such third parties and have an adverse effect on our business, financial condition, results of operations and cash flows. In addition, a disruption, blockage, failure or a cyber breach of software or operating systems we use, or of the networks and infrastructure on which they rely, could damage critical production, distribution and/or storage assets, delay or prevent delivery to markets, and make it difficult or impossible to accurately account for production and settle transactions.

These impacts may adversely affect our relationships with such employees and third parties and may have an adverse effect on our business reputation, competitiveness, financial condition, results of operations and cash flows, including damage to our operations, employees, or other third parties, resulting in remediation costs, litigation or regulatory actions. Although we have introduced many security measures, including firewalls and information technology security policies, these measures may not offer the appropriate level of security. We routinely experience attempts by external parties to penetrate and attack our networks and systems. Although such attempts to date have not resulted in any material breaches, disruptions, financial loss, or loss of business-critical information, our systems and procedures for protecting against such attacks and mitigating such risks may prove to be insufficient in the future. As technologies evolve and these cyber security attacks become more sophisticated, we may incur significant costs to upgrade or enhance our security measures to protect against such attacks, and we may face difficulties in fully anticipating or implementing adequate preventive measures or mitigating potential harm.

Risks Related to our Financial Condition

The non-GAAP financial information included in this Form 10-K is presented for informational purposes only and may not be an indication of our financial condition or results of operations in the future.

The non-GAAP financial information included in this Form 10-K includes information that we use to evaluate our past performance, but should not be considered in isolation or as an alternative to measures of our performance determined under GAAP.

Because our operations are conducted through our subsidiaries and joint ventures, we are dependent on the receipt of distributions and dividends or other payments from our subsidiaries and joint ventures for cash to fund our operations and expenses, including to make future dividend payments, if any.

Our operations are conducted through our subsidiaries and joint ventures. As a result, our ability to make future dividend payments, if any, is dependent on the earnings of our subsidiaries and joint ventures and the payment of those earnings to us in the form of dividends, loans or advances and through repayment of loans or advances from us. Payments to us by our subsidiaries and joint ventures will be contingent upon our subsidiaries' or joint ventures' earnings and other business considerations and may be subject to statutory or contractual restrictions. We have not paid regular dividends on our common stock; however, we paid a special cash dividend in December 2020 and in August 2021 that was financed with the cash proceeds from our sale of our Performance Materials and Performance Chemicals businesses, respectively. To the extent that we determine in the future to pay dividends on our common stock, the agreements governing our outstanding indebtedness significantly restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us.

We may need to recognize impairment charges related to goodwill, identified intangible assets and fixed assets.

We are required to test goodwill and any other intangible asset with an indefinite life for possible impairment on the same date each year and on an interim basis if there are indicators of a possible impairment. We are also required to evaluate indefinite-lived intangible assets and fixed assets for impairment if there are indicators of a possible impairment.

There is significant judgment required in the analysis of a potential impairment of goodwill, identified intangible assets and fixed assets. If, as a result of a general economic slowdown or deterioration in one or more of the industries in which we operate or in our financial performance or future outlook, or if the estimated fair value of our long-lived assets decreases, we may determine that one or more of our long-lived assets is impaired. An impairment charge would be determined based on the estimated fair value of the assets and any such impairment charge could have a material adverse effect on our results of operations and financial position.

We performed our annual impairment test on goodwill on October 1, 2022, and determined there was no goodwill impairment.

We may be subject to future changes in tax legislation or exposure to additional tax liabilities that may adversely affect our results of operations.

We are subject to taxes in the U.S. as well as foreign jurisdictions where our subsidiaries are organized. Due to economic and political conditions, tax rates, tax laws and other non-tax legislation, such as economic substance regulations, our business may experience significant impacts as a result of prospective changes. For example, the Inflation Reduction Act ("IRA") enacted in the U.S. on August 16, 2022 imposes several new taxes that become effective in 2023, including a 1% excise tax on stock repurchases. Our future effective tax rates may be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in available tax credits or tax deductions, as well as changes in tax and other non-tax laws or their interpretation. Additionally, our organization is engaged in a number of cross-border intercompany transactions, subject to local transfer pricing regimes currently in place. We believe the economics of these transactions have been clearly reported, and the appropriate local transfer pricing documentation is contemporaneously available, although tax authorities may propose and potentially sustain adjustments that could result in changes to our mix of earnings in countries with differing statutory tax rates. The Organization of Economic Cooperation and Development ("OECD"), which represents a coalition of member countries, is supporting changes to numerous long-standing tax principles through its base erosion and profit shifting ("BEPS") project. This project focuses on a number of issues, including the shifting of profits cross-border amongst affiliated entities. Given the scope of the Company's international operations and the fluid and uncertain nature of how the BEPS project might ultimately lead to future legislation, it is difficult to assess how any changes in tax laws would impact the Company's future income tax expense.

Our tax returns and other tax matters are subject to examination by local tax authorities and governmental bodies. We regularly assess the likelihood of an adverse outcome resulting from these examinations, in order to determine any resulting impact to our provision for taxes. There can be no assurance as to the outcome of these examinations. If our effective tax rates were to increase as a result of a tax examination, or if the ultimate determination of the taxes owed by us is for an amount in excess of amounts previously accrued, our operating results, cash flows and financial condition could be adversely affected.

We have underfunded pension plan liabilities. We will require current and future operating cash flow to fund these shortfalls. We have no assurance that we will generate sufficient cash flow to satisfy these obligations.

We maintain defined benefit pension plans covering employees who meet age and service requirements. While all of our plans have been frozen, our net pension liability and cost is materially affected by the discount rate used to measure pension obligations, the longevity and actuarial profile of our workforce, the level of plan assets available to fund those obligations and the actual and expected long-term rate of return on plan assets. Significant changes in investment performance or a change in the portfolio mix of invested assets can result in corresponding increases and decreases in the valuation of plan assets, particularly equity securities, or in a change in the expected rate of return on plan assets. Assets available to fund the pension obligations of our plans as of December 31, 2022 were approximately $60.6 million, or approximately $6.3 million less than the measured pension benefit obligation on a GAAP basis. In addition, any changes in the discount rate could result in a significant increase or decrease in the valuation of pension obligations, affecting the reported funded status of our pension plans as well as the net periodic pension cost in the following years. Similarly, changes in the expected return on plan assets can result in significant changes in the net periodic pension cost in the following years.

We also provide certain health care and life insurance benefits through an unfunded plan to a group of retirees in the United States who retired prior to the date on which these benefit programs were frozen. Current employees are not eligible for any post-retirement health care or life insurance benefits. Costs of these other post-employment benefit plans are dependent upon numerous factors, assumptions and estimates.

Risks Related to our Indebtedness

Our substantial level of indebtedness could adversely affect our financial condition.

We have substantial indebtedness, which as of December 31, 2022, totaled approximately $886.5 million. Our substantial indebtedness, combined with our other financial obligations and contractual commitments, could have important consequences, including:

- requiring us to dedicate a substantial portion of our cash flows from operations to payments on our indebtedness, thereby reducing funds available for working capital, capital expenditures, acquisitions, selling and marketing efforts, product development and other purposes;

- increasing our vulnerability to adverse economic and industry conditions, which could place us at a competitive disadvantage compared to our competitors that have relatively less indebtedness;

- limiting our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

- increasing our exposure to rising interest rates because certain of our borrowings are at variable interest rates;

- restricting us from making investments, strategic acquisitions or causing us to make non-strategic divestitures; and

- limiting our ability to borrow additional funds, or to dispose of assets to raise funds, if needed, for working capital, capital expenditures, acquisitions, product development and other corporate purposes.

Although the terms of the agreements governing our outstanding indebtedness contain restrictions on the incurrence of additional indebtedness, such restrictions are subject to a number of important exceptions and indebtedness incurred in compliance with such restrictions could be substantial. If we and our restricted subsidiaries incur significant additional indebtedness, the related risks that we face could increase.

The terms of our indebtedness restrict our current and future operations, particularly our ability to respond to change or to take certain actions.

The indentures governing our outstanding indebtedness contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest, including restrictions on our ability to incur additional indebtedness, make investments, acquisitions, loans and advances, sell, transfer or otherwise dispose of our assets or incur liens. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources—Debt." In addition, the restrictive covenants in the agreements governing our senior secured credit facilities require us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet these financial ratios and tests can be affected by events beyond our control.

A breach of such covenants could result in an event of default unless we obtain a waiver to avoid such default. If we are unable to obtain a waiver, such a default may allow our creditors to accelerate the related debt and may result in the acceleration of, or default under, any other debt to which a cross-acceleration or cross-default provision applies. In the event our lenders or noteholders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness.

Risks Related to our Common Stock

CCMP and INEOS continue to have influence over us, which could limit your ability to influence the outcome of key transactions, including a change of control.

As of December 31, 2022, investment funds affiliated with CCMP beneficially owned approximately 9% of our outstanding common stock and INEOS beneficially owned approximately 20% of our outstanding common stock. For as long as affiliates of CCMP and INEOS continue to beneficially own a substantial percentage of the voting power of our outstanding common stock, they will continue to have significant influence over us. For example, they will be able to strongly influence the election of all of the members of our board of directors and our business and affairs, including any determinations with respect to mergers or other business combinations, the acquisition or disposition of assets, the incurrence of additional indebtedness, the issuance of any additional shares of common stock or other equity securities, the repurchase or redemption of shares of our common stock and the payment of dividends.

Additionally, CCMP and INEOS are in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. CCMP and INEOS may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

Our stock price could be extremely volatile and, as a result, you may not be able to resell your shares at or above the price you paid for them.

Since launching our IPO in September 2017, the price of our common stock, as reported on the New York Stock Exchange, has ranged from a low of $8.20 on November 15, 2022 to a high of $18.90 on March 9, 2021. In addition, the stock market in general has been highly volatile. As a result, the market price of our common stock is likely to be similarly volatile, and investors in our common stock may experience a decrease, which could be substantial, in the value of their stock, including decreases unrelated to our operating performance or prospects, and could lose part or all of their investment. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including those described elsewhere herein and others such as:

- variations in our operating performance and the performance of our competitors;

- actual or anticipated fluctuations in our quarterly or annual operating results;

- publication of research reports by securities analysts about us, our competitors or our industry;

- our failure or the failure of our competitors to meet analysts' projections or guidance that we or our competitors may give to the market;

- additions or departures of key personnel;

- strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

- the passage of legislation or other regulatory developments affecting us or our industry;

- changes in legislation, regulation and government policy as a result of the U.S. presidential and congressional elections;

- speculation in the press or investment community;

- changes in accounting principles;

- terrorist acts, acts of war or periods of widespread civil unrest;

- natural disasters and other calamities; and

- changes in general market and economic conditions.

In addition, broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance, and factors beyond our control may cause our stock price to decline rapidly and unexpectedly. We are exposed to the impact of any global or domestic economic disruption that may occur, including the economic effects of COVID-19.

In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management's attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

Your percentage ownership in us may be diluted by future issuances of capital stock, which could reduce your influence over matters on which stockholders vote.

Our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon exercise of options, or shares of our authorized but unissued preferred stock. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock.

There may be sales of a substantial amount of our common stock by our current stockholders, and these sales could cause the price of our common stock to fall.

As of December 31, 2022, there were 122,186,238 shares of our common stock outstanding. Approximately 9% and 20% of our outstanding common stock is held by affiliates of CCMP and by INEOS, respectively.

Sales of substantial amounts of our common stock in the public market, or the perception that such sales will occur, could adversely affect the market price of our common stock and make it difficult for us to raise funds through securities offerings in the future.

Investment funds affiliated with CCMP may require us to register shares of our common stock held by them for resale under the federal securities laws, subject to reduction upon the request of the underwriter of the offering, if any. Registration of those shares would allow the investment funds affiliated with CCMP to immediately resell their shares in the public market. Any such sales or anticipation thereof could cause the market price of our common stock to decline.

In addition, we have registered shares of our common stock that are reserved for issuance under our 2016 Stock Incentive Plan and 2017 Omnibus Incentive Plan, as amended and restated.

Provisions in our charter documents and Delaware law may deter takeover efforts that may be beneficial to stockholder value.

In addition to INEOS's beneficial ownership of a substantial percentage of our common stock, provisions in our certificate of incorporation and bylaws and Delaware law could make it harder for a third party to acquire us, even if doing so might be beneficial to our stockholders. These provisions include a classified board of directors and the ability of our board of directors to issue preferred stock without stockholder approval that could be used to dilute a potential hostile acquiror. Our certificate of incorporation imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock other than INEOS and investment funds affiliated with CCMP. As a result, you may lose your ability to sell your stock for a price in excess of the prevailing market price due to these protective measures, and efforts by stockholders to change the direction or management of the company may be unsuccessful.

Our certificate of incorporation designates courts in the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware is the sole and exclusive forum for:

- any derivative action or proceeding brought on our behalf;

- any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders;

- any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware, our certificate of incorporation or our bylaws;

- any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws; or

- any other action asserting a claim against us that is governed by the internal affairs doctrine (each, a "Covered Proceeding").

In addition, our certificate of incorporation provides that if any action the subject matter of which is a Covered Proceeding is filed in a court other than the specified Delaware courts without the approval of our board of directors (each, a "Foreign Action"), the claiming party will be deemed to have consented to (i) the personal jurisdiction of the specified Delaware courts in connection with any action brought in any such courts to enforce the exclusive forum provision described above and (ii) having service of process made upon such claiming party in any such enforcement action by service upon such claiming party's counsel in the Foreign Action as agent for such claiming party.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to these provisions. These provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Our certificate of incorporation contains a provision renouncing our interest and expectancy in certain corporate opportunities, which could adversely impact our business.

Each of CCMP and INEOS, and the members of our board of directors who are affiliated with CCMP and INEOS, by the terms of our certificate of incorporation, are not required to offer us any corporate opportunity of which they become aware and can take any such corporate opportunity for themselves or offer it to other companies in which they have an investment. We, by the terms of our certificate of incorporation, expressly renounce any interest or expectancy in any such corporate opportunity to the extent permitted under applicable law, even if the opportunity is one that we or our subsidiaries might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. Our certificate of incorporation may not be amended to eliminate our renunciation of any such corporate opportunity arising prior to the date of any such amendment.

CCMP and INEOS are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects if CCMP or INEOS allocate attractive corporate opportunities to themselves or their affiliates instead of to us.

We may not pay additional dividends on our common stock and, consequentially, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

Although we paid special cash dividends in December 2020 and August 2021, our board of directors may decide to retain future earnings, if any, for future operations, expansion and debt repayment and may not pay any special or regular dividends for the foreseeable future. Any decision to declare and pay special or regular dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur, including our credit facilities and outstanding notes. See "Because our operations are conducted through our subsidiaries and joint ventures, we are dependent on the receipt of distributions and dividends or other payments from our subsidiaries and joint ventures for cash to fund our operations and expenses, including to make future dividend payments, if any." As a result, you may not receive any return on an investment in our common stock unless you sell your common stock for a price greater than that which you paid for it.

General Risk Factors

Significant trade developments stemming from the U.S. administration, U.S. courts' or the United Kingdom's exit from the European Union could have an adverse effect on us.

The United States has in recent years renegotiated a number of trade agreements, such as the United States-Mexico-Canada Agreement ("USMCA"), imposed tariffs on goods imported from China and certain other countries, and increasingly levied sanctions and export controls on China and other countries. All of these actions have resulted in retaliatory action, including retaliatory tariffs and other restrictions by China and other countries. These changes, as well as any other changes in social, political, regulatory and economic conditions, or further changes to foreign or domestic laws and policies governing foreign trade (including export, import and sanctions), manufacturing and development and foreign direct investment in the territories and countries where we or our customers operate could adversely affect our operating results and our business.

Additionally, in June 2016, the United Kingdom held a referendum and voted in favor of leaving the European Union and, on January 31, 2020, the United Kingdom exited the European Union and the implementation period or transition period ended on December 31, 2020. This referendum and exit has created political and economic uncertainty, particularly in the United Kingdom and the European Union, and this uncertainty may last for years. Our business could be affected during this period of uncertainty, and perhaps longer, by the impact of the United Kingdom's referendum and exit. In addition, our business could be negatively affected by new trade agreements between the United Kingdom and other countries, including the United States, and by the possible imposition of trade or other regulatory barriers in the United Kingdom. These possible negative impacts, and others resulting from the United Kingdom's withdrawal from the European Union, may adversely affect our customers' businesses and our operating results.

If we lose certain key personnel or are unable to hire additional qualified personnel, we may not be able to execute our business strategy and our business could be adversely affected.

Our success depends, in part, upon the continued services of our highly skilled personnel involved in management, research, production and distribution and, in particular, upon the efforts and abilities of our key officers. Although we believe that we are adequately staffed in key positions, we may not be able to retain such personnel on acceptable terms or at all, and such personnel may seek to compete with us in the future. If we lose the service of any of our key personnel, we may not be able to hire replacements with the same level of industry experience and knowledge necessary to execute our business strategy, which in turn could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We depend on good relations with our workforce, and any significant disruptions could adversely affect our operations.

As of December 31, 2022, we had 890 employees globally, approximately 45% of which were represented by a union, works council or other employee representative body. As of December 31, 2022, 138 of our U.S. unionized employees were covered under collective bargaining agreements that will expire on or before December 31, 2023. Failure to reach agreement with any of our unionized work groups regarding the terms of their collective bargaining agreements or annual pay increases may result in a labor strike, work stoppage or slowdown. In addition, a large number of our employees are employed in countries in which employment laws provide greater bargaining or other rights to employees than the laws of the United States. Such employment rights require us to work collaboratively with the legal representatives of the employees to effect any changes to labor arrangements. For example, many of our employees in Europe are represented by works councils that must approve any changes in conditions of employment, including salaries, benefits and staff changes, and may impede efforts to restructure our workforce. Although we believe that we have a good working relationship with our employees, a strike, work stoppage or slowdown by our employees or a dispute with our employees could result in a significant disruption to our operations or higher ongoing labor costs. In addition, our ability to make adjustments to control compensation and benefit costs, or otherwise adapt to changing business needs, may be limited by the terms and duration of our collective bargaining agreements.

We are subject to certain risks related to litigation filed by or against us, as well as administrative and regulatory proceedings, and adverse results may harm our business.

We cannot predict with certainty the cost of defense, the cost of prosecution or the ultimate outcome of litigation and other administrative and regulatory proceedings filed by or against us, including remedies or damage awards, and adverse results in any litigation or other administrative and regulatory proceedings may materially harm our business. Litigation and other administrative and regulatory proceedings may include, but are not limited to, actions relating to intellectual property, commercial arrangements, environmental, health and safety matters, joint venture agreements, labor and employment matters, domestic and foreign antitrust matters or other harms resulting from the actions of individuals or entities outside of our control. In the case of intellectual property litigation and proceedings, adverse outcomes could include the cancellation, invalidation or other loss of material intellectual property rights used in our business and injunctions prohibiting our use of our processes, apparatuses, technology, trade secrets and proprietary manufacturing expertise, methods and compounds that are subject to third-party patents or other third-party intellectual property rights. Litigation based on environmental matters or exposure to hazardous substances in the workplace or from our products could result in significant liability for us. For example, we are currently subject to various asbestos premises liability claims that relate to employee or contractor exposure to asbestos contained in certain building materials at our sites. Furthermore, our international operations expose us to potential administrative and regulatory proceedings in foreign jurisdictions. Adverse outcomes in any of the foregoing could have a material adverse effect on our business.

If we fail to maintain effective internal control over financial reporting and effective disclosure controls and procedures, we may not be able to accurately report our financial results in a timely manner or prevent fraud, which may adversely affect investor confidence in our company.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, as amended, our management is required to report on, and our independent registered public accounting firm is required to attest to, the effectiveness of our internal control over financial reporting. This assessment includes disclosure of any material weakness identified by our management in our internal control over financial reporting. In addition, we are required to comply with the SEC's rules implementing Section 302 of the Sarbanes-Oxley Act, which requires management to certify financial and other information in our quarterly and annual reports, and we are required to disclose significant changes made in our internal controls and procedures on a quarterly basis.

If we identify a material weakness in our internal control over financial reporting, we may not be able to remediate the material weakness identified in a timely manner or maintain all of the controls necessary to remain in compliance with our reporting obligations. If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of our internal control over financial reporting in future periods, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could be negatively affected, and we could become subject to investigations by the New York Stock Exchange, on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

Regulations related to conflict minerals could adversely impact our business.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 contains provisions to improve transparency and accountability concerning the supply of certain minerals, known as conflict minerals, originating from the Democratic Republic of Congo (the "DRC") and adjoining countries. The SEC requires annual disclosure and reporting requirements for those companies who use conflict minerals mined from the DRC and adjoining countries in their products. We incur costs associated with complying with these disclosure requirements, including for diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. These rules could adversely affect the sourcing, supply and pricing of materials used in our products. As there may be only a limited number of suppliers offering "conflict free" conflict minerals, we cannot be sure that we will be able to obtain necessary conflict minerals from such suppliers in sufficient quantities or at competitive prices.

ITEM 1B.   UNRESOLVED STAFF COMMENTS.

None.

ITEM 2.   PROPERTIES.

Our operating headquarters are located in Malvern, Pennsylvania and our primary research and development facility is in Conshohocken, Pennsylvania. As of December 31, 2022, we had ten manufacturing facilities in two countries. We also had five administrative facilities and two research and development facilities located in two countries. Our joint ventures operated out of two facilities located in two countries.

The table below presents summary information regarding our principal manufacturing facilities that we own as of December 31, 2022.

Location	Segment[1]
Baton Rouge, Louisiana, United States	ES
Baytown, Texas, United States	ES
Dominguez, California, United States	ES
Delfzijl, The Netherlands[2]	CAT
Hammond, Indiana, United States	ES
Houston, Texas, United States	ES
Kansas City, Kansas, United States[2]	CAT
Martinez, California, United States	ES
West Orange, Texas, United States	ES
Portland, Oregon, United States	ES

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[1]   ES: Ecoservices; CAT: Catalyst Technologies.

[2]   We lease a portion of the site to the Zeolyst Joint Venture.

ITEM 3.   LEGAL PROCEEDINGS.

From time to time we may be subject to various legal claims and proceedings incidental to the normal conduct of business, relating to such matters as personal injury, product liability and warranty claims, waste disposal practices, release of chemicals into the environment and other matters that may arise in the ordinary course of our business. We currently believe that there is no litigation pending that is likely to have a material adverse effect on our business. Regardless of the outcome, legal proceedings can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

ITEM 4.   MINE SAFETY DISCLOSURES.

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information, Holders and Dividends

Our common stock trades on the New York Stock Exchange ("NYSE") under the symbol "ECVT". As of February 23, 2023, there were 35 shareholders of record of our common stock. A substantially greater number of holders of our common stock hold their shares in "street name" through banks, brokers and other financial institutions.

We have not and do not currently intend to pay regular dividends on our common stock in the foreseeable future. The declaration and payment of any future dividends by our Board of Directors is subject to compliance with the covenants contained in the agreements governing our credit facilities, applicable law and other considerations. See Note 18 to our consolidated financial statements included in this Form 10-K for details regarding covenant restrictions on the payment of dividends under our debt agreements.

Stock Performance Graph

The graph below shows the cumulative total shareholder return of our common stock for the period from December 31, 2017 to December 31, 2022 as compared to the cumulative total return of the Russell 2000 Total Return Index and the S&P 1500 Specialty Chemicals Index, assuming an investment of $100 made at the respective closing prices on December 31, 2017. The information contained in the graph below is furnished and therefore not to be considered "filed" with the SEC, and is not incorporated by reference into any document that incorporates this Form 10-K by reference.


Comparison of Cumulative Total Return as of December 31, 2022
Assumes Initial Investment of $100 on December 31, 2017
$200
$150
$100
$50
December 31, 2017
December 31, 2018
December 31, 2019
December 31, 2020
December 31, 2021
December 31, 2022
ECVT (formerly PQG)
Russell 2000
SP 1500 Spec Chem

	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022
ECVT (formerly PQG)	$ 100	$ 90	$ 104	$ 99	$ 88	$ 76
Russell 2000	100	89	112	134	154	122
SP 1500 Spec Chem	100	94	111	129	165	124

Issuer Purchases of Equity Securities

2022 Stock Repurchase Program

The following table contains information about purchases of our common stock during the fourth quarter of 2022.

	Total Number of Shares of Common Stock Purchased [1]	Average Price Paid per Share of Common Stock [2]	Total Number of Shares of Common Stock Purchased as Part of Publicly Announced Plan or Programs	Maximum Number (or Dollar Value) of Shares of Common Stock that May Yet Be Purchased Under the Plans or Programs
October 1, 2022—October 31, 2022	—	$ —	—	$376,328
November 1, 2022—November 30, 2022	8,000,000	$ 7.88	—	$313,298
December 1, 2022—December 31, 2022	—	$ —	—	$313,298
Total	8,000,000			

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[1] In April 2022, our Board of Directors approved and announced a new stock repurchase program authorizing the repurchase of up to $450 million of the Company's outstanding common stock over the next four years. This program is expected to be funded using cash on hand and cash generated from operations. We primarily expect to conduct the repurchase program through negotiated transactions with the Company's equity sponsors, as well as through open market repurchases or other means, including through Rule 10b-18 trading plans or through the use of other techniques such as accelerated share repurchases. The actual timing, number and nature of shares repurchased will depend on a variety of factors, including stock, price, trading volume, and general business and market conditions. The repurchase program does not obligate us to acquire any number of shares in any specific period or at all and may be amended, suspended or discontinued at any time at our discretion.

On August 16, 2022, the Inflation Reduction Act of 2022, or IRA, was signed into law. Among other things, the IRA imposes a 15% corporate alternative minimum tax for certain large corporations with average annual adjusted financial statement income in excess of $1 billion for tax years beginning after December 31, 2022, levies a 1% excise tax on net stock repurchases after December 31, 2022, and provides tax incentives to promote clean energy. Historically the Company has made discretionary share repurchases under its share repurchase programs. Beginning in 2023, these transactions will be subject to the excise tax of the IRA. Based on the Company's historical net repurchase activity, the excise tax and the other provisions of the IRA are not expected to have a material impact on the Company's results of operations or financial position.

During the three months ended December 31, 2022, in connection with a secondary offering of the Company's common stock in November 2022, the Company repurchased 8,000,000 shares of its common stock sold in the offering from the underwriters at a price of $7.88 per share for a total of $63.0 million. As of December 31, 2022, $313.3 million was available for additional share repurchases under the program.

[2] Excludes brokerage commissions and other costs of execution.

Tax Withholdings

In connection with the vesting of restricted stock awards, restricted stock units and performance stock units, shares of common stock may be delivered to the Company by employees to satisfy withholding tax obligations at the instruction of the employee award holders. These transactions when they occur are accounted for as stock repurchases by the Company, with the shares returned to treasury stock at a cost representing the payment by the Company of the tax obligations on behalf of the employees in lieu of shares for the vesting unit. There were no such transactions during the three months ended December 31, 2022.

ITEM 6.   [Reserved]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Overview

We are a leading integrated and innovative global provider of specialty catalysts and services. We believe that our products, which are predominantly inorganic, and services contribute to improving the sustainability of the environment.

We conduct operations through two reporting segments: (1) Ecoservices and (2) Catalyst Technologies (including our 50% interest in the Zeolyst Joint Venture).

Ecoservices: We are a leading provider of sulfuric acid recycling services to North American refineries for the production of alkylate, an essential gasoline component for lowering vapor pressure and increasing octane to meet stringent gasoline specifications and fuel efficiency standards. We are also a leading North American producer of on-purpose virgin sulfuric acid for water treatment, mining, and industrial applications.

Catalyst Technologies: We are a global supplier of finished silica catalysts and catalyst supports necessary to produce high strength and high stiffness plastics used in packaging films, bottles, containers, and other molded applications. This segment includes our 50% interest in the Zeolyst Joint Venture, where we are a leading global supplier of zeolites used for catalysts that help produce renewable fuels, remove nitrogen oxides from diesel engine emissions as well as sulfur from fuels during the refining process.

In 2022, we served global customers across many end uses and, as of December 31, 2022, operated out of ten strategically located manufacturing facilities.

On December 14, 2020, we completed the sale of our Performance Materials business to Potters Buyer, LLC, an affiliate of The Jordan Company, L.P., for a purchase price of $650 million. Effective on August 1, 2021, we completed the sale of our Performance Chemicals business to Sparta Aggregator L.P., a partnership with Koch Minerals & Trading, LLC and Cerberus Capital Management, L.P. for $1.1 billion. Additionally, our Board of Directors (the "Board") declared a special cash dividend of $1.80 per share, paid on December 14, 2020 in connection with the sale of our Performance Materials business and declared a special cash dividend of $3.20 per share, paid on August 23, 2021 in connection with the sale of our Performance Chemicals business. The results of operations, financial condition, and cash flows for the Performance Materials and Performance Chemicals businesses are presented herein as discontinued operations. Refer to Note 4 and Note 5 of our Consolidated Financial Statements for additional information.

Impact of Russia's Invasion of Ukraine on our Business and Results

We are continuing to monitor the developments in Russia and Ukraine, as well as the related economic sanctions and export controls imposed on certain industry sectors. Although the current conflict has created global economic and political uncertainties and affected certain supply chain disruptions, we do not believe we have significant exposure in those countries. We have no operations in Russia or Ukraine. We had no sales to customers in Ukraine and our sales to a customer in Russia were immaterial for the year ended December 31, 2022 and have been discontinued. Sales to this customer in Russia represented 2% of total sales for the years ended December 31, 2021 and 2020, respectively. We also did not make any purchases from suppliers in Russia or Ukraine. As Russia's invasion of Ukraine continues to unfold, we will continue to monitor compliance with sanctions imposed by the U.S. government and other countries.

Recent Developments

Late in the fourth quarter of 2022, our Ecoservices business was adversely affected by Winter Storm Elliott. The storm disrupted operations at a number of our sites, impacting production and resulting in unplanned maintenance. While the storm had a modest impact on fourth quarter 2022 financial results, we expect the majority of the maintenance and repair costs incurred will be realized in the first quarter of 2023. In addition, we expect that the fourth quarter 2022 production outages will translate into lower availability and sales of virgin sulfuric acid in the first quarter of 2023.

Stock Repurchase Program

In April 2022, our Board of Directors approved and announced a new stock repurchase program authorizing the repurchase of up to $450 million of the Company's outstanding common stock over the next four years. This program is expected to be funded using cash on hand and cash generated from operations. We primarily expect to conduct the repurchase program through negotiated transactions with the Company's equity sponsors, as well as through open market repurchases or other means, including through Rule 10b-18 trading plans or through the use of other techniques such as accelerated share repurchases. The actual timing, number and nature of shares repurchased will depend on a variety of factors, including stock price, trading volume, and general business and market conditions. The repurchase program does not obligate us to acquire any number of shares in any specific period or at all and may be amended, suspended or discontinued at any time at our discretion.

On August 16, 2022, the Inflation Reduction Act of 2022, or IRA, was signed into law. Among other things, the IRA imposes a 15% corporate alternative minimum tax for certain large corporations with average annual adjusted financial statement income in excess of $1 billion for tax years beginning after December 31, 2022, levies a 1% excise tax on net stock repurchases after December 31, 2022, and provides tax incentives to promote clean energy. Historically we have made discretionary share repurchases under our share repurchase programs. Beginning in 2023, these transactions will be subject to the excise tax of the IRA. Based on our historical net repurchase activity, the excise tax and the other provisions of the IRA are not expected to have a material impact on our results of operations or financial position.

From the announcement date of the program in April 2022 through December 31, 2022, the Company repurchased 1,970,763 shares of its common stock on the open market at an average price of $9.82 per share, for a total of $19.4 million. Additionally, in connection with secondary offerings of the Company's common stock in August and November 2022, the Company repurchased 6,500,000 and 8,000,000 shares of its common stock sold in the offerings, respectively, from the underwriters at a price of $8.36 per share and $7.88 per share, respectively, simultaneous with the closing of the respective offerings, for a total of $117.3 million. As of December 31, 2022, $313.3 million was available for additional share repurchases under the program.

Basis of Presentation

Our zeolite catalysts product group operates through the Zeolyst Joint Venture, which we account for as an equity method investment in accordance with accounting principles generally accepted in the United States ("GAAP"). We do not record sales by the Zeolyst Joint Venture as revenue and such sales are not consolidated within our results of operations. However, Adjusted EBITDA reflects our share of the earnings of the Zeolyst Joint Venture that have been recorded as equity in net income from affiliated companies in our consolidated statements of income and includes Zeolyst Joint Venture adjustments on a proportionate basis based on our 50% ownership interest.

Key Performance Indicators

Adjusted EBITDA and Adjusted Net Income

Adjusted EBITDA and adjusted net income are financial measures that are not prepared in accordance with GAAP and that we use to evaluate our operating performance, for business planning purposes and to measure our performance relative to that of our competitors. Adjusted EBITDA and adjusted net income are presented as key performance indicators as we believe these financial measures will enhance a prospective investor's understanding of our results of operations and financial condition. EBITDA consists of net income (loss) attributable to continuing operations before interest, taxes, depreciation and amortization. Adjusted EBITDA consists of EBITDA adjusted for (i) non-operating income or expense, (ii) the impact of certain non-cash, nonrecurring or other items included in net income (loss) and EBITDA that we do not consider indicative of our ongoing operating performance, and (iii) depreciation, amortization and interest of our 50% share of the Zeolyst Joint Venture. Adjusted net income consists of net income (loss) attributable to Ecovyst Inc. adjusted for (i) non-operating income or expense and (ii) the impact of certain non-cash, nonrecurring or other items included in net income (loss) that we do not consider indicative of our ongoing operating performance. We believe that these non-GAAP financial measures provide investors with useful financial metrics to assess our operating performance from period-to-period by excluding certain items that we believe are not representative of our core business.

You should not consider Adjusted EBITDA or adjusted net income in isolation or as alternatives to the presentation of our financial results in accordance with GAAP. The presentation of Adjusted EBITDA and adjusted net income financial measures may differ from similar measures reported by other companies and may not be comparable to other similarly titled measures. In evaluating Adjusted EBITDA and adjusted net income, you should be aware that we are likely to incur expenses similar to those eliminated in this presentation in the future and that certain of these items could be considered recurring in nature. Our presentation of Adjusted EBITDA and adjusted net income should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items. Reconciliations of Adjusted EBITDA and adjusted net income to GAAP net income (loss) are included in the results of operations discussion that follows for each of the respective periods.

Key Factors and Trends Affecting Operating Results and Financial Condition

Sales

Our Ecoservices and Catalyst Technologies segments' sales have grown primarily due to increased demand for our products and services in the markets we serve, expansion into new end use applications, including catalysts used in the production of renewable fuels, polyethylene, and emission control, as well as continued supply share gains and customer contractual pass-through mechanisms. Sales in our Ecoservices and Catalyst Technologies segments are made on both a purchase order basis and pursuant to long-term contracts.

Overall economic demand has significantly rebounded since the 2020 lows that resulted from the impact of COVID-19. Refineries have seen demand return with increasing miles driven and a general increase in economic activity. Polyethylene demand remains strong driven by the growing consumer demand for films and packaging. Higher refinery utilization rates are increasing demand for catalyst and regeneration.

Cost of Goods Sold

Cost of goods sold consists of variable product costs, fixed manufacturing expenses, depreciation expense and freight expenses. Variable product costs include all raw materials, energy and packaging costs that are directly related to the manufacturing process. Fixed manufacturing expenses include all plant employment costs, manufacturing overhead and periodic maintenance costs.

The primary raw materials for our Ecoservices segment include spent sulfuric acid, sulfur, acids, bases (including sodium hydroxide, or "caustic soda"), and certain metals. Spent sulfuric acid for our Ecoservices segment is supplied by customers for a nominal charge as part of their contracts. The primary raw materials used in the manufacture of products in our Catalyst Technologies segment include sodium silicate and cesium hydroxide.

Most of our Ecoservices contracts feature take-or-pay volume protection and/or quarterly price adjustments for commodity inputs, labor, the Chemical Engineering Index (U.S. chemical plant construction cost index) and natural gas. Over 80% of our Ecoservices segment sales for the year ended December 31, 2022 were under contracts featuring quarterly price adjustments. The price adjustments generally reflect actual costs for producing acid and tend to protect us from volatility in labor, fixed costs and raw material pricing. The take-or-pay volume protection allows us to cover fixed costs through intermittent, temporary production issues at customer refineries.

While natural gas is not a direct feedstock for any product, natural gas powered machinery and equipment are used to heat raw materials and create the chemical reactions necessary to produce end-products. We maintain multiple suppliers wherever possible and structure our customer contracts when possible to allow for the pass-through of raw material and natural gas costs.

Joint Ventures

We account for our investments in our equity joint ventures under the equity method. Our joint venture, the Zeolyst Joint Venture, manufactures high performance, specialty, zeolite-based catalysts for use in the polymers and engineered plastics, emission control, refining and petrochemical industries and other areas of the broader chemicals industry. Demand for the Zeolyst Joint Venture products fluctuates based upon the timing of our customer's fixed bed catalyst replacements. We share proportionally in the management of our joint ventures with the other parties to each such joint venture.

Seasonality

Our regeneration services product group, which is a part of our Ecoservices segment, typically experiences seasonal fluctuations as a result of higher demand for gasoline products in the summer months and lower demand in the winter months. These demand fluctuations results in higher sales and working capital requirements in the second and third quarter.

Foreign Currency

As a global business, we are subject to the impact of gains and losses on currency translations, which occur when the financial statements of foreign operations are translated into U.S. dollars. Approximately 6% of our sales for the years ended December 31, 2022 and 2021 in currencies other than the U.S. dollar. Because our consolidated financial results are reported in U.S. dollars, sales or earnings generated in currencies other than the U.S. dollar can result in a significant increase or decrease in the amount of those sales and earnings when translated to U.S. dollars. The foreign currency to which we have the most significant exchange rate exposure is the British Pound.

Results of Operations

Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

Highlights

The following is a summary of our financial performance for the year ended December 31, 2022 compared with the year ended December 31, 2021.

Sales

Sales increased $209.0 million to $820.2 million. The increase in sales was primarily due to higher average selling prices, including the favorable pass-through of sulfur pricing and higher sales volumes, and increased demands for our products and services.

Gross Profit

Gross profit increased $48.0 million to $224.7 million. The increase in gross profit was primarily due to increased pricing and higher sales volumes across the portfolio. Inflationary factors increased through the year, namely from higher sulfur, freight and energy indexed costs, but customer contractual pass-through mechanisms preserved earnings in Ecoservices, while targeted price increases helped to mitigate cost pressures in Catalyst Technologies.

Operating Income

Operating income increased $49.8 million to $104.4 million. The increase in operating income was primarily due to an increase in gross profit and lower selling, general and administrative expenses, partially offset by higher other operating expenses.

Equity in Net Income from Affiliated Companies

Equity in net income of affiliated companies for the years ended December 31, 2022 and 2021 was $27.7 million.

The following is our consolidated statement of income and a summary of financial results for the years ended December 31, 2022 and 2021.

	Years ended December 31,		Change	
	2022	**2021**	**$**	**%**
	(in millions, except percentages)			
Sales	$ 820.2	$ 611.2	$ 209.0	34.2 %
Cost of goods sold	595.5	434.5	161.0	37.1 %
Gross profit	224.7	176.7	48.0	27.2 %
Gross profit margin	*27.4 %*	*28.9 %*		
Selling, general and administrative expenses	85.3	97.8	(12.5)	(12.8)%
Other operating expense, net	35.0	24.3	10.7	44.0 %
Operating income	104.4	54.6	49.8	91.2 %
Operating income margin	*12.7 %*	*8.9 %*		
Equity in net income from affiliated companies	(27.7)	(27.7)	—	— %
Interest expense, net	37.2	37.0	0.2	0.5 %
Debt extinguishment costs	—	26.9	(26.9)	(100.0)%
Other expense, net	0.2	4.5	(4.3)	(95.6)%
Income from continuing operations before income taxes and noncontrolling interest	94.7	13.9	80.8	581.3 %
Provision for income taxes	24.9	12.1	12.8	105.8 %
Effective tax rate	*26.3 %*	*87.1 %*		
Net income from continuing operations	69.8	1.8	68.0	NM
Net income (loss) from discontinued operations, net of tax	3.9	(141.4)	145.3	(102.8)%
Net income (loss)	73.7	(139.6)	213.3	(152.8)%
Less: Net income attributable to the noncontrolling interest - discontinued operations	—	0.3	(0.3)	(100.0)%
Net income (loss) attributable to Ecovyst Inc.	$ 73.7	$ (139.9)	$ 213.6	(152.7)%

Sales

	Years ended December 31,		Change	
	2022	**2021**	**$**	**%**
	(in millions, except percentages)			
Sales:				
Ecoservices	$ 702.5	$ 500.5	$ 202.0	40.4 %
Catalyst Technologies	117.7	110.7	7.0	6.3 %
Total sales	$ 820.2	$ 611.2	$ 209.0	34.2 %

Ecoservices: Sales in Ecoservices for the year ended December 31, 2022 were $702.5 million, an increase of $202.0 million, or 40.4%, compared to sales of $500.5 million for the year ended December 31, 2021. The increase in sales was primarily due to higher average selling price of $178.4 million, including pass-through of higher sulfur costs of $84.8 million, and higher sales volumes of $23.6 million.

The increase in average selling price was due to favorable pricing, which was primarily driven by pass-through of higher sulfur costs and higher labor, freight and energy indexed costs. The increase in volumes was due to a higher demand for regeneration services during the year and higher sales of virgin sulfuric acid used in mining and industrial uses.

Catalyst Technologies: Sales in Catalyst Technologies for the year ended December 31, 2022 were $117.7 million, an increase of $7.0 million, or 6.3%, compared to sales of $110.7 million for the year ended December 31, 2021. The increase in sales was primarily due to the contribution from higher sales volume of $7.1 million and higher average selling prices of $4.6 million, partially offset by the unfavorable effects of foreign currency translation of $4.7 million.

The increase in sales volume was attributable to the continued strong customer demand for polyethylene catalysts and higher sales of niche custom catalysts.

Gross Profit

Gross profit for the year ended December 31, 2022 was $224.7 million, an increase of $48.0 million, or 27.2%, compared with $176.7 million for the year ended December 31, 2021. The increase in gross profit was due to higher average selling prices of aggregating $183.0 million and the contribution from higher sales volume of $22.8 million which were partially offset by unfavorable raw material and manufacturing costs of $152.1 million and a $5.7 million impact associated with a less-favorable product mix.

The unfavorable change in raw materials was driven by higher sulfur costs of approximately $85.0 million and higher natural gas. The unfavorable change in manufacturing costs were driven by the timing of plant maintenance projects, and higher variable, transportation and fixed costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2022 were $85.3 million, a decrease of $12.5 million compared with $97.8 million for the year ended December 31, 2021. The decrease in selling, general and administrative expenses was mainly due to a decrease in compensation related costs of $5.2 million and a decrease in stock-based compensation expense of $11.2 million, which consisted of $4.0 million of incremental cost recognized during the year ended December 31, 2021 in connection with the modifications of our equity incentive awards and stock options associated with the special dividend and sale of the Performance Chemicals business in August 2021, with the remaining decrease driven by forfeitures of equity incentive awards in 2022 by former Company executives and employees of the Performance Chemicals business. This was mostly offset by $3.7 million of income generated during the year ended December 31, 2021 from the transition service agreements entered into as part of the sales of the Performance Materials and Performance Chemicals businesses.

Other Operating Expense, Net

Other operating expense, net for the year ended December 31, 2022 was $35.0 million, an increase of $10.7 million, or 44.0%, compared with $24.3 million for the year ended December 31, 2021. The increase in other operating expense, net was mainly driven by increases of $5.3 million in severance charges associated with former executives and $5.0 million in residual costs from the Performance Chemicals divestiture and other transactions costs.

Equity in Net Income from Affiliated Companies

Equity in net income from affiliated companies for the year ended December 31, 2022 was $27.7 million, in line with the year ended December 31, 2021. The Zeolyst Joint Venture during the year ended December 31, 2022 as compared to the year ended December 31, 2021, continued to have high demands for hydrocracking and specialty catalyst.

Interest Expense, Net

Interest expense, net for the year ended December 31, 2022 was $37.2 million, an increase of $0.2 million, as compared with $37.0 million for the year ended December 31, 2021. The increase in interest expense was due to higher interest rates on our variable rate debt.

Debt Extinguishment Costs

Debt extinguishment costs for the year ended December 31, 2021 was $26.9 million.

Effective on August 1, 2021, we completed the sale of our Performance Chemicals business which triggered an obligation to provide partial payment under our 2018 Term Loan Facility and pay in full our 5.75% Senior Unsecured Notes. As a result of the required payments, previous unamortized deferred financing costs of $3.1 million and original issue discount of $3.6 million were written off as debt extinguishment costs.

Concurrent with, and using a portion of the net cash proceeds from, the divestiture of the Performance Chemicals business in August 2021, we repaid the remaining balance on our 2016 Term Loan Facility and redeemed the 5.75% Senior Unsecured Notes. In connection with the redemption of the 5.75% Senior Unsecured Notes, we paid a redemption premium of $8.5 million, which was recorded as debt extinguishment costs during the nine months ended September 30, 2021. We wrote off $0.8 million of unamortized deferred financing costs and $2.4 million of original issue discount related to the 2016 Term Loan Facility and $2.3 million of unamortized deferred financing costs and $1.2 million of original issue discount related to the 5.75% Senior Unsecured Notes as debt extinguishment costs during the nine months ended September 30, 2021.

In June 2021, we entered into an agreement for a new senior secured term loan facility and used the proceeds to repay a portion of our existing term loan facilities. As a result of this transaction, we recorded $5.7 million of new creditor and third-party financing costs as debt extinguishment costs during the three months ended September 30, 2021. In addition, previous unamortized deferred financing costs of $1.7 million and original issue discount of $3.7 million associated with the previously outstanding debt were written off as debt extinguishment costs.

In June 2021, we amended our ABL Credit Agreement to decrease the aggregate amount of revolving loan commitments and extend the maturity date. As a result of the amendment, we wrote off $0.6 million of unamortized deferred financing costs as debt extinguishment costs.

Other Expense, Net

Other expense, net was $0.2 million for the year ended December 31, 2022, a favorable change of $4.3 million, compared to $4.5 million for the year ended December 31, 2021. The change primarily related to $0.5 million in pension plan benefit and $3.7 million favorable change in foreign currency losses in the current year on the non-permanent intercompany debt denominated in local currency and translated to U.S. dollars.

Provision for Income Taxes

The provision for income taxes for the year ended December 31, 2022 was a $24.9 million provision compared to a $12.1 million provision for the year ended December 31, 2021. The effective income tax rate for the year ended December 31, 2022 was 26.3% compared to 87.1% for the year ended December 31, 2021. The difference between the U.S. federal statutory income tax rate and our effective income tax rate for the year ended December 31, 2022 was mainly due to the impact of the Section 162(m) deduction limitation for "covered" employees with compensation in excess of $1 million, along with the tax deductibility of stock compensation. The difference between the U.S. federal statutory income tax rate and our effective income tax rate for the year ended December 31, 2021 was mainly due to GILTI, foreign tax credit benefit and the impact of intra-period allocation as a result of the Performance Chemicals and Performance Materials businesses being classified as held for sale.

Net Income (Loss) Attributable to Ecovyst Inc.

For the foregoing reasons and after the effect of the non-controlling interest in earnings of subsidiaries for each period presented, net income attributable to Ecovyst Inc. was $73.7 million for the year ended December 31, 2022 as compared to net loss of $139.9 million for the year ended December 31, 2021.

Adjusted EBITDA

Summarized EBITDA and Adjusted EBITDA information is shown below in the following table:

	Years ended December 31,		Change	
	2022	2021	$	%
	(in millions, except percentages)			
Adjusted EBITDA[1]:				
Ecoservices	$ 227.8	$ 177.7	$ 50.1	28.2 %
Catalyst Technologies[2]	78.0	88.0	(10.0)	(11.4)%
Unallocated corporate expenses	(29.0)	(38.1)	9.1	(24.0)%
Total	$ 276.8	$ 227.6	$ 49.2	21.6 %

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[1] We define Adjusted EBITDA as EBITDA adjusted for certain items as noted in the reconciliation below. Our management evaluates the performance of our segments and allocates resources based primarily on Adjusted EBITDA. Adjusted EBITDA does not represent cash flow for periods presented and should not be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flows as a source of liquidity. Adjusted EBITDA may not be comparable with EBITDA or Adjusted EBITDA as defined by other companies.

[2] The Adjusted EBITDA from the Zeolyst Joint Venture included in the Catalyst Technologies segment is $50.3 million for the year ended December 31, 2022, which includes $27.9 million of equity in net income, excluding $6.4 million of amortization of investment in affiliate step-up, plus $16.0 million of joint venture depreciation, amortization and interest. The Adjusted EBITDA from the Zeolyst Joint Venture included in the Catalyst Technologies segment is $49.9 million for the year ended December 31, 2021, which includes $27.8 million of equity in net income, excluding $6.5 million of amortization of investment in affiliate step-up, plus $15.6 million of joint venture depreciation, amortization and interest.

Ecoservices: Adjusted EBITDA for the year ended December 31, 2022 was $227.8 million, an increase of $50.1 million, or 28.2%, compared to $177.7 million for the year ended December 31, 2021. The increase in Ecoservices' Adjusted EBITDA was the result of higher sales volumes for regeneration services and for virgin sulfuric acid, and higher average selling prices that more than covered higher variable costs.

Catalyst Technologies: Adjusted EBITDA for the year ended December 31, 2022 was $78.0 million, a decrease of $10.0 million, or 11.4%, compared with $88.0 million for the year ended December 31, 2021. Adjusted EBITDA decreased due higher variable costs arising from inflation and supply chain pressures, along with less-favorable product mix during the year. This was only partially offset by increased volume and higher average selling prices.

A reconciliation of net income attributable to Ecovyst Inc. to Adjusted EBITDA is as follows:

	Years ended December 31,	
	2022	2021
	(in millions)	
Reconciliation of net income attributable to Ecovyst Inc. to Adjusted EBITDA		
Net income from continuing operations	$ 69.8	$ 1.8
Provision for income taxes	24.9	12.1
Interest expense, net	37.2	37.0
Depreciation and amortization	79.2	79.7
EBITDA	211.1	130.6
Joint venture depreciation, amortization and interest[a]	16.0	15.6
Amortization of investment in affiliate step-up[b]	6.4	6.5
Debt extinguishment costs	—	26.9
Net loss on asset disposals[c]	3.6	5.7
Foreign currency exchange loss[d]	1.4	4.7
LIFO benefit[e]	(0.2)	(1.9)
Transaction and other related costs[f]	7.0	2.0
Equity-based compensation	20.6	31.8
Restructuring, integration and business optimization expenses[g]	11.6	3.9
Other[h]	(0.7)	1.8
Adjusted EBITDA	$ 276.8	$ 227.6

[a] We use Adjusted EBITDA as a performance measure to evaluate our financial results. Because our Catalyst Technologies segment includes our 50% interest in the Zeolyst Joint Venture, we include an adjustment for our 50% proportionate share of depreciation, amortization and interest expense of the Zeolyst Joint Venture.

[b] Represents the amortization of the fair value adjustments associated with the equity affiliate investment in the Zeolyst Joint Venture as a result of the combination of the businesses of PQ Holdings Inc. and Eco Services Operations LLC in May 2016 (the "Business Combination"). We determined the fair value of the equity affiliate investment and the fair value step-up was then attributed to the underlying assets of the Zeolyst Joint Venture. Amortization is primarily related to the fair value adjustments associated with fixed assets and intangible assets, including customer relationships and technical know-how.

[c] When asset disposals occur, we remove the impact of net gain/loss of the disposed asset because such impact primarily reflects the non-cash write-off of long-lived assets no longer in use.

[d] Reflects the exclusion of the foreign currency transaction gains and losses in the statements of income related to the non-permanent intercompany debt denominated in local currency translated to U.S. dollars.

[e] Represents non-cash adjustments to the Company's LIFO reserves for certain inventories in the U.S. that are valued using the LIFO method, which we believe provides a means of comparison to other companies that may not use the same basis of accounting for inventories.

[f] Relates to certain transaction costs, including debt financing, due diligence and other costs related to transactions that are completed, pending or abandoned, that we believe are not representative of our ongoing business operations.

[g] Includes the impact of restructuring, integration and business optimization expenses which are incremental costs that are not representative of our ongoing business operations.

(h)   Other costs consist of adjustments for defined benefit pension plan (benefit) costs and certain expenses that are not core to our ongoing business operations, including environmental remediation-related costs, capital and franchise taxes. All of our defined benefit pension plan obligations are under defined benefit pension plans that are frozen. Included in this line-item are rounding discrepancies that may arise from rounding from dollars (in thousands) to dollars (in millions).

Adjusted Net Income

Summarized adjusted net income information is shown below in the following table:

	Years ended December 31,					
	2022			2021		
	Pre-tax	Tax expense (benefit)	After-tax	Pre-tax	Tax expense (benefit)	After-tax
	(in millions)					
Reconciliation of net income attributable to Ecovyst Inc. to Adjusted Net Income [1][2]						
Net income from continuing operations	$ 94.7	$ 24.9	$ 69.8	$ 13.9	$ 12.1	$ 1.8
Amortization of investment in affiliate step-up[b]	6.4	1.5	4.9	6.5	1.6	4.9
Debt extinguishment costs	—	—	—	26.9	6.6	20.3
Net loss on asset disposals[c]	3.6	0.9	2.7	5.7	1.4	4.3
Foreign currency exchange loss[d]	1.4	0.4	1.0	4.7	1.0	3.7
LIFO benefit[e]	(0.2)	(0.1)	(0.1)	(1.9)	(0.5)	(1.4)
Transaction and other related costs[f]	7.0	1.1	5.9	2.0	0.5	1.5
Equity-based compensation	20.6	(0.1)	20.7	31.8	7.7	24.1
Restructuring, integration and business optimization expenses[g]	11.6	2.8	8.8	3.9	0.7	3.2
Other[h]	(0.7)	(0.2)	(0.5)	1.8	0.7	1.1
Adjusted Net Income, including Impact of Discrete Tax Items	144.4	31.2	113.2	95.3	31.8	63.5
Impact of Discrete Tax Items[3]	—	—	—	—	(6.1)	6.1
Adjusted Net Income	$ 144.4	$ 31.2	$ 113.2	$ 95.3	$ 25.7	$ 69.6

(1)   We define adjusted net income as net income attributable to Ecovyst Inc. adjusted for non-operating income or expense and the impact of certain non-cash or other items that are included in net income that we do not consider indicative of our ongoing operating performance. Adjusted net income is presented as a key performance indicator as we believe it will enhance a prospective investor's understanding of our results of operations and financial condition. Adjusted net income may not be comparable with net income or adjusted net income as defined by other companies.

(2)   Refer to the Adjusted EBITDA notes above for more information with respect to each adjustment.

(3)   Represents intra-period allocation rules related to a change in the UK legislature, which increased the UK corporate rate as well as an uncertain tax position related to a foreign entity.

The adjustments to net income attributable to Ecovyst Inc. are shown net of each applicable statutory tax rates.

Results of Operations

Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

Highlights

The following is a summary of our financial performance for the year ended December 31, 2021 compared with the year ended December 31, 2020.

Sales

Sales increased $115.3 million to $611.2 million. The increase in sales was primarily due to higher sales volumes and pass-through of higher sulfur pricing. The higher volumes were primarily the result of stronger demand for polyethylene catalysts and higher volume for regeneration services. The global macroeconomic recovery supported demand across both business segments.

Gross Profit

Gross profit increased $25.8 million to $176.7 million. The increase in gross profit was primarily due to higher sales volumes across the portfolio and favorable product mix. These factors more than offset headwinds from higher variable costs and elevated fixed costs driven by Winter Storm Uri in early 2021. Inflationary factors increased through the year, namely from higher sulfur and energy costs, but customer contractual pass-through mechanisms preserved earnings in Ecoservices, while targeted price increases served to mitigate cost pressures in Catalyst Technologies.

Operating Income

Operating income increased by $3.0 million to $54.6 million. The increase in operating income was primarily due to an increase in gross profit for the year ended December 31, 2021.

Equity in Net Income from Affiliated Companies

Equity in net income from affiliated companies for the year ended December 31, 2021 was $27.7 million, compared with net income of $21.0 million for the year ended December 31, 2020. The increase was due to higher earnings of $6.4 million generated by the Zeolyst Joint Venture during the year ended December 31, 2021 as compared to the year ended December 31, 2020.

The following is our consolidated statement of income and a summary of financial results for the years ended December 31, 2021 and 2020.

| | Years ended December 31, | | Change | |
	2021	2020	$	%
		(in millions, except percentages)		
Sales	$ 611.2	$ 495.9	$ 115.3	23.3 %
Cost of goods sold	434.5	345.0	89.5	25.9 %
Gross profit	176.7	150.9	25.8	17.1 %
Gross profit margin	28.9 %	30.4 %		
Selling, general and administrative expenses	97.8	81.5	16.3	20.0 %
Other operating expense, net	24.3	17.8	6.5	36.5 %
Operating income	54.6	51.6	3.0	5.8 %
Operating income margin	8.9 %	10.4 %		
Equity in net income from affiliated companies	(27.7)	(21.0)	(6.7)	31.9 %
Interest expense, net	37.0	50.4	(13.4)	(26.6)%
Debt extinguishment costs	26.9	25.0	1.9	7.6 %
Other expense (income), net	4.5	(5.0)	9.5	(190.0)%
Income from continuing operations before income taxes and noncontrolling interest	13.9	2.2	11.7	531.8 %
Provision (benefit) for income taxes	12.1	(52.1)	64.2	(123.2)%
Effective tax rate	87.1 %	(2,350.6)%		
Net income from continuing operations	1.8	54.3	(52.5)	(96.7)%
Net loss from discontinued operations, net of tax	(141.4)	(336.0)	194.6	(57.9)%
Net loss	(139.6)	(281.7)	142.1	(50.4)%
Less: Net income (loss) attributable to the noncontrolling interest - discontinued operations	0.3	(2.9)	3.2	(110.3)%
Net loss attributable to Ecovyst Inc.	$ (139.9)	$ (278.8)	$ 138.9	(49.8)%

Sales

| | Years ended December 31, | | Change | |
	2021	2020	$	%
		(in millions, except percentages)		
Sales:				
Ecoservices	$ 500.5	$ 401.9	$ 98.6	24.5 %
Catalyst Technologies	110.7	94.0	16.7	17.8 %
Total sales	$ 611.2	$ 495.9	$ 115.3	23.3 %

Ecoservices: Sales in Ecoservices for the year ended December 31, 2021 were $500.5 million, an increase of $98.6 million, or 24.5%, compared to sales of $401.9 million for the year ended December 31, 2020. The increase in sales was primarily due to the contribution from higher sales volumes of $29.2 million and higher average selling prices aggregating $69.4 million, including pass-through of higher sulfur costs of $49.0 million.

The increase in volumes was due to a higher demand for regeneration services on the recovery from the global pandemic and improved virgin sulfuric acid used in mining and industrial uses, as well as sales related to the Chem32 acquisition. The favorable pricing was primarily driven by pass-through of higher sulfur costs and higher labor and energy indexed costs.

Catalyst Technologies: Sales in Catalyst Technologies for the year ended December 31, 2021 were $110.7 million, an increase of $16.7 million, or 17.8%, compared to sales of $94.0 million for the year ended December 31, 2020. The increase in sales was primarily due to higher sales volumes of $14.0 million, higher average selling price from product mix of $1.1 million and the favorable effects of foreign currency translation of $1.6 million.

The increase in volumes was due to continued strong customer demand for polyethylene catalysts.

Gross Profit

Gross profit for the year ended December 31, 2021 was $176.7 million, an increase of $25.8 million, or 17.1%, compared with $150.9 million for the year ended December 31, 2020. The increase in gross profit was due to higher average selling prices aggregating $119.5 million and the contribution from higher sales volume of $22.1 million, which was partially offset by unfavorable manufacturing costs of $123.9 million, including approximately $49.0 million of higher sulfur costs.

Favorable customer pricing was primarily a result of higher average selling prices from pass-through costs and product mix. The increase in volumes was due to an increase in regeneration services, virgin sulfuric acid sales and increased demand for polyethylene catalysts. The unfavorable change in raw materials were driven by higher sulfur costs of $49.0 million. The unfavorable change in manufacturing costs were driven by the timing of plant maintenance projects and higher fixed costs arising from the impact of Winter Storm Uri in the Gulf Coast.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2021 were $97.8 million, an increase of $16.3 million compared with $81.5 million for the year ended December 31, 2020. The increase in selling, general and administrative expenses was due to an increase in stock compensation expense and compensation related expenses, partially offset by lower discretionary spending.

Other Operating Expense, Net

Other operating expense, net for the year ended December 31, 2021 was $24.3 million, an increase of $6.5 million, or 36.5%, compared with $17.8 million for the year ended December 31, 2020. The increase in other operating expense, net was primarily due to an increase in amortization expense from the Chem32 acquisition.

Equity in Net Income of Affiliated Companies

Equity in net income of affiliated companies for the year ended December 31, 2021 was $27.7 million, an increase of $6.7 million, compared with income of $21.0 million for the year ended December 31, 2020. The increase was primarily due to $33.0 million of earnings generated by the Zeolyst Joint Venture during the year ended December 31, 2021 as compared to $26.7 million for the year ended December 31, 2020 which was a result of higher demand for catalyst used in renewable fuels and emission control catalysts, partially offset by lower specialty and hydrocracking catalyst on timing of customer fixed bed change-outs.

Interest Expense, Net

Interest expense, net for the year ended December 31, 2021 was $37.0 million, a decrease of $13.4 million, as compared with $50.4 million for the year ended December 31, 2020. The decrease in interest expense was due to lower interest rates on our variable rate debt along with lower average debt balances.

Debt Extinguishment Costs

Debt extinguishment costs for the years ended December 31, 2021 and 2020 were $26.9 million and $25.0 million, respectively.

Effective on August 1, 2021, we completed the sale of our Performance Chemicals business which triggered an obligation to provide partial payment under our 2018 Term Loan Facility and pay in full our 5.75% Senior Unsecured Notes. As a result of the required payments, previous unamortized deferred financing costs of $3.1 million and original issue discount of $3.6 million were written off as debt extinguishment costs.

On December 14, 2020, we completed the sale of our Performance Materials business which triggered an obligation to provide partial payment under our existing senior secured term loan facilities. As a result of the required payments, previous unamortized deferred financing costs of $2.7 million and original issue discount of $5.8 million were written off as debt extinguishment costs.

On July 22, 2020, we entered into an agreement for a new senior secured term loan facility in an aggregate principal amount of $650.0 million, which was used to repay the remaining outstanding balance of $625.0 million on the 6.75% Senior Secured Notes due 2022. In conjunction with the issuance of the senior secured term loan facility, we paid $10.6 million in prepayment premiums and recorded $0.1 million of new creditor and third-party financing fees as debt extinguishment costs. In addition, previous unamortized deferred financing costs of $2.1 million and original issue discount of $1.2 million associated with the 6.75% Senior Secured Notes due 2022 were written off as debt extinguishment costs.

On February 7, 2020, we amended our 2018 Term Loan Facility to reduce the applicable interest rates and extend the maturity of the facility to February 2027. We recorded $2.2 million of new creditor and third-party financing fees as debt extinguishment costs. In addition, previously unamortized deferred financing costs of $0.1 million and original issue discount of $0.2 million associated with the 2018 Term Loan Facility were written off as debt extinguishment costs.

During the year ended December 31, 2020, we prepaid $466.1 million of outstanding principal balance on the 2018 Term Loan Facility and a redemption premium of $10.6 million on the 6.75% Senior Secured Notes. In connection with the 2018 Term Loan Facility prepayment, we wrote off $0.2 million of previously unamortized deferred financing costs and original issue discount of $12.8 million as debt extinguishment costs. In connection with the 6.75% Senior Secured Notes, we wrote off $2 million of previously unamortized deferred financing costs and original issue discount of $1 million as debt extinguishment costs.

Other Expense (Income), Net

Other expense (income), net was expense of $4.5 million for the year ended December 31, 2021, an unfavorable change of $9.5 million, compared with income of $5.0 million for the year ended December 31, 2020. The change primarily consisted of $4.7 million of foreign currency losses on the non-permanent intercompany debt denominated in local currency and translated to U.S. dollars and transactional currency translation in the current year period as compared to foreign currency gain of $5.3 million in the prior year period.

Provision (Benefit) for Income Taxes

The provision (benefit) for income taxes for the year ended December 31, 2021 was $12.1 million provision compared to a $52.1 million benefit for the year ended December 31, 2020. The effective income tax rate for the year ended December 31, 2021 was 87.1% compared to (2,350.6)% for the year ended December 31, 2020. The difference between the U.S. federal statutory income tax rate and our effective income tax rate for the year ended December 31, 2021 was mainly due to the impact of the Global Intangible Low Taxed Income ("GILTI") provisions of U.S. tax reform and the impact of intra-period allocation as a result of the Performance Chemicals business being classified as held for sale. The difference between the U.S. federal statutory income tax rate and our effective income tax rate for the year ended December 31, 2020 was mainly due to state and local taxes, GILTI, foreign tax credit benefit and the impact of intra-period allocation as a result of the Performance Chemicals and Performance Materials businesses being classified as held for sale.

Net Loss Attributable to Ecovyst Inc.

For the foregoing reasons and after the effect of the non-controlling interest in earnings of subsidiaries for each period presented, net loss attributable to Ecovyst Inc. was $139.9 million for the year ended December 31, 2021 as compared to a net income of $278.8 million for the year ended December 31, 2020.

Adjusted EBITDA

Summarized EBITDA and Adjusted EBITDA information is shown below in the following table:

| | Years ended December 31, | | Change | |
	2021	2020	$	%
	(in millions, except percentages)			
Adjusted EBITDA[1]:				
Ecoservices	$ 177.7	$ 157.2	$ 20.5	13.0 %
Catalyst Technologies[2]	88.0	74.5	13.5	18.1 %
Unallocated corporate expenses	(38.1)	(39.1)	1.0	(2.6)%
Total	$ 227.6	$ 192.6	$ 35.0	18.2 %

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[1] We define Adjusted EBITDA as EBITDA adjusted for certain items as noted in the reconciliation below. Our management evaluates the performance of our segments and allocates resources based primarily on Adjusted EBITDA. Adjusted EBITDA does not represent cash flow for periods presented and should not be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flows as a source of liquidity. Adjusted EBITDA may not be comparable with EBITDA or Adjusted EBITDA as defined by other companies.

[2] The Adjusted EBITDA from the Zeolyst Joint Venture included in the Catalyst Technologies segment is $49.9 million for the year ended December 31, 2021, which includes $27.8 million of equity in net income, excluding $6.5 million of amortization of investment in affiliate step-up plus $15.6 million of joint venture depreciation, amortization and interest. The Adjusted EBITDA from the Zeolyst Joint Venture included in the Catalyst Technologies segment is $42.5 million for the year ended December 31, 2020, which includes $21.2 million of equity in net income, excluding $6.6 million of amortization of investment in affiliate step-up, plus $14.7 million of joint venture depreciation, amortization and interest.

Ecoservices: Adjusted EBITDA for the year ended December 31, 2021 was $177.7 million, an increase of $20.5 million, or 13.0%, compared with $157.2 million for the year ended December 31, 2020. Ecoservices adjusted EBITDA increased due to higher regeneration services, favorable pricing, improved cost efficiencies and the benefit of the Chem32 acquisition.

Catalyst Technologies: Adjusted EBITDA for the year ended December 31, 2021 was $88.0 million, an increase of $13.5 million, or 18.1%, compared with $74.5 million for the year ended December 31, 2020. Adjusted EBITDA increased due to improved volume on the continued strong demand for polyethylene catalysts, increased demand for catalysts used in renewable fuel applications and higher sales of emission control catalysts and more favorable product mix.

A reconciliation of net income attributable to Ecovyst Inc. to Adjusted EBITDA is as follows:

	Years ended December 31,	
	2021	2020
	(in millions)	
Reconciliation of net income attributable to Ecovyst Inc. to Adjusted EBITDA		
Net income from continuing operations	$ 1.8	$ 54.3
Provision (benefit) for income taxes	12.1	(52.1)
Interest expense, net	37.0	50.4
Depreciation and amortization	79.7	76.9
EBITDA	130.6	129.5
Joint venture depreciation, amortization and interest[a]	15.6	14.7
Amortization of investment in affiliate step-up[b]	6.5	6.6
Debt extinguishment costs	26.9	25.0
Net loss on asset disposals[c]	5.7	4.7
Foreign currency exchange loss (gain)[d]	4.7	(5.3)
LIFO benefit[e]	(1.9)	(5.3)
Transaction and other related costs[f]	2.0	1.1
Equity-based compensation	31.8	17.2
Restructuring, integration and business optimization expenses[g]	3.9	2.0
Other[h]	1.8	2.4
Adjusted EBITDA	$ 227.6	$ 192.6

[a] We use Adjusted EBITDA as a performance measure to evaluate our financial results. Because our Catalyst Technologies segment includes our 50% interest in the Zeolyst Joint Venture, we include an adjustment for our 50% proportionate share of depreciation, amortization and interest expense of the Zeolyst Joint Venture.

[b] Represents the amortization of the fair value adjustments associated with the equity affiliate investment in the Zeolyst Joint Venture as a result of the combination of the businesses of PQ Holdings Inc. and Eco Services Operations LLC in May 2016 (the "Business Combination"). We determined the fair value of the equity affiliate investment and the fair value step-up was then attributed to the underlying assets of the Zeolyst Joint Venture. Amortization is primarily related to the fair value adjustments associated with fixed assets and intangible assets, including customer relationships and technical know-how.

[c] When asset disposals occur, we remove the impact of net gain/loss of the disposed asset because such impact primarily reflects the non-cash write-off of long-lived assets no longer in use.

[d] Reflects the exclusion of the foreign currency transaction gains and losses in the statements of income related to the non-permanent intercompany debt denominated in local currency translated to U.S. dollars.

[e] Represents non-cash adjustments to the Company's LIFO reserves for certain inventories in the U.S. that are valued using the LIFO method, which we believe provides a means of comparison to other companies that may not use the same basis of accounting for inventories.

[f] Relates to certain transaction costs, including debt financing, due diligence and other costs related to transactions that are completed, pending or abandoned and that we believe are not representative of our ongoing business operations.

[g] Includes the impact of restructuring, integration and business optimization expenses which are incremental costs that are not representative of our ongoing business operations.

Other costs consist of adjustments for defined benefit pension plan (benefit) costs and certain expenses that are not core to our ongoing business operations, including environmental remediation-related costs, capital and franchise taxes. All of our defined benefit pension plan obligations are under defined benefit pension plans that are frozen. Included in this line-item are rounding discrepancies that may arise from rounding from dollars (in thousands) to dollars (in millions)

Adjusted Net Income

Summarized adjusted net income information is shown below in the following table:

	Years ended December 31,					
	2021			2020		
	Pre-tax	Tax expense (benefit)	After-tax	Pre-tax	Tax expense (benefit)	After-tax
	(in millions)					
Reconciliation of net (loss) income attributable to Ecovyst Inc. to Adjusted Net Income [1][2]						
Net income attributable to Ecovyst Inc.	$ 13.9	$ 12.1	$ 1.8	$ 2.2	$ (52.1)	$ 54.3
Amortization of investment in affiliate step-up[b]	6.5	1.6	4.9	6.6	1.7	4.9
Debt extinguishment costs	26.9	6.6	20.3	25.0	6.3	18.7
Net loss on asset disposals[c]	5.7	1.4	4.3	4.7	1.2	3.5
Foreign currency exchange loss (gain)[d]	4.7	1.0	3.7	(5.3)	(0.6)	(4.7)
LIFO benefit[e]	(1.9)	(0.5)	(1.4)	(5.3)	(1.3)	(4.0)
Transaction and other related costs[f]	2.0	0.5	1.5	1.1	0.3	0.8
Equity-based compensation	31.8	7.7	24.1	17.2	4.0	13.2
Restructuring, integration and business optimization expenses[g]	3.9	0.7	3.2	2.0	0.5	1.5
Other[h]	1.8	0.7	1.1	2.4	0.5	1.9
Adjusted Net Income, including Impact of Discrete Tax Items	95.3	31.8	63.5	50.6	(39.5)	90.1
Impact of Discrete Tax Items[3]	—	(6.1)	6.1	—	—	—
Adjusted Net Income	$ 95.3	$ 25.7	$ 69.6	$ 50.6	$ (39.5)	$ 90.1

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[1] We define adjusted net income as net (loss) income attributable to Ecovyst Inc. adjusted for non-operating income or expense and the impact of certain non-cash or other items that are included in net income that we do not consider indicative of our ongoing operating performance. Adjusted net income is presented as a key performance indicator as we believe it will enhance a prospective investor's understanding of our results of operations and financial condition. Adjusted net income may not be comparable with net income or adjusted net income as defined by other companies.

[2] Refer to the Adjusted EBITDA notes above for more information with respect to each adjustment.

[3] Represents intraperiod allocation rules related to a change in the UK legislature, which increased the UK corporate rate as well as an uncertain tax position related to a foreign entity.

The adjustments to net income attributable to Ecovyst Inc. are shown net of each applicable statutory tax rates.

Financial Condition, Liquidity and Capital Resources

Our primary sources of liquidity consist of cash flow from operations, existing cash balances as well as funds available under our asset based lending revolving credit facility ("ABL Facility"). We expect that ongoing requirements for debt service and capital expenditures will be funded from these sources of funds. Our primary liquidity requirements include funding working capital requirements (primarily inventory and accounts receivable, net of accounts payable and other accrued liabilities), debt service requirements and capital expenditures. Our capital expenditures include both maintenance of business, which includes spending on maintenance and health, safety and environmental initiatives as well as growth, which includes spending to drive organic sales growth and cost savings initiatives.

We believe that our existing cash, cash equivalents and cash flows from operations, combined with availability under our ABL Facility, will be sufficient to meet our presently anticipated future cash needs for at least the next 12 months. We may also pursue strategic acquisition opportunities, which may impact our future cash requirements. We may, from time to time, increase borrowings under our ABL Facility to meet our future cash needs. As of December 31, 2022, we had cash and cash equivalents of $110.9 million and availability of $59.7 million under our ABL Facility, after giving effect to $4.0 million of outstanding letters of credit and no revolving credit facility borrowings, for a total available liquidity of $170.6 million.

Our ABL Facility has one financial covenant to maintain. The first ratio compares the total ABL availability against a threshold: the greater of 10% of the line cap (which is defined as the lesser of our revolving loan commitments and the value of our assets) or $20.0 million. The greater of this threshold cannot be greater than the total availability of the ABL Facility. The second ratio compares the ABL Facility availability of the U.S. revolving credit facility against a $15.0 million threshold. As of December 31, 2022, we were in compliance with all covenants under our debt agreements.

The 2021 Term Loan Facility and the ABL Facility contain various non-financial restrictive covenants. Each limits the ability of the Borrower and its restricted subsidiaries to incur certain indebtedness or liens, merge, consolidate or liquidate, dispose of certain property, make investments or declare or pay dividends, make optional payments, modify certain debt instruments, enter into certain transactions with affiliates, enter into certain sales and leasebacks, and certain other non-financial restrictive covenants. During such time, the Company is required to maintain a fixed-charge coverage ratio of at least 1.0 to 1.0. The Company is in compliance with all debt covenants as of December 31, 2022 and 2021, respectively.

Included in our cash and cash equivalents balance as of December 31, 2022 was $17.6 million of cash and cash equivalents held in foreign jurisdictions. We repatriate cash held outside of the United States from certain foreign subsidiaries in order to meet domestic liquidity needs. Depending on domestic and foreign cash balances, we have certain flexibility to repatriate funds in order to meet domestic liquidity needs. In certain cases, the repatriation of foreign cash under previous U.S. tax law had generally been subject to U.S. income taxes at the time of cash distribution. Due to the enactment of the TCJA in December 2017, our overseas earnings repatriation will generally no longer be subject to U.S. federal income taxes at the time of cash distribution. However, future earnings may still be taxed for foreign and state income tax purposes.

Over the course of the next twelve months and beyond, we anticipate making significant cash payments for known contractual and other obligations, including:

Principal and interest on long-term debt

As of December 31, 2022, our total indebtedness was $886.5 million, with up to $59.7 million of available borrowings under our ABL. Our liquidity requirements are significant, primarily due to debt service requirements. As reported, our cash interest expense for the years ended December 31, 2022, 2021 and 2020 was approximately $35.4 million, $59.0 million and $90.3 million, respectively. Before any impact of hedges, a one percent change in assumed interest rates for our variable interest credit facilities would have an annual impact of approximately $8.9 million on interest expense. The principal balance due in the next twelve months is $9.0 million.

Interest payments due within the next twelve months are $59.5 million using the interest rate effective as of December 31, 2022 on our variable interest credit facilities. Interest on long-term debt excludes amortization of deferred financing fees and original issue discount. The actual interest payments may differ materially based on actual amounts of long-term debt outstanding and actual interest rates in future periods, as well as the hedging impact from our interest rate cap agreements.

Subject to approval by our board of directors, we may raise additional capital or borrowings from time to time or seek to refinance our existing debt. There can be no assurances that future capital or borrowings will be available to us, and the cost and availability of new capital or borrowings could be materially impacted by market conditions. Further, the decision to refinance our existing debt is based on a number of factors, including general market conditions and our ability to refinance on attractive terms at any given point in time. Any attempts to raise additional capital or borrowings or refinance our existing debt could cause us to incur significant charges. Such charges could have a material impact on our financial position, results of operations, or cash flows.

Cash Flow

	Years ended December 31,		
	2022	**2021**	**2020**
	(in millions)		
Continuing Operations			
Net cash provided by (used in)			
Operating activities	$ 180.4	$ 137.3	$ 140.1
Investing activities	(63.0)	875.7	571.8
Financing activities	(148.1)	(963.1)	(720.2)
Discontinued Operations			
Net cash provided by (used in)			
Operating activities	6.3	(7.4)	83.5
Investing activities	—	(40.0)	(20.3)
Financing activities	—	(1.1)	(2.6)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(5.5)	2.3	11.1
Net change in cash, cash equivalents and restricted cash	(29.9)	3.7	63.4
Cash, cash equivalents and restricted cash at beginning of period	140.9	137.2	73.9
Cash, cash equivalents and restricted cash at end of period	$ 111.0	$ 140.9	$ 137.3

	Years ended December 31,		
	2022	**2021**	**2020**
	(in millions)		
Continuing Operations			
Net income	$ 69.8	$ 1.8	$ 54.3
Non-cash and non-operating activities[1]	114.3	156.6	74.6
Changes in working capital	(2.2)	(18.1)	14.5
Other operating activities	(1.5)	(3.0)	(3.3)
Net cash provided by operating activities, continuing operations	$ 180.4	$ 137.3	$ 140.1

[1] Includes depreciation, amortization, amortization of deferred financing costs and original issue discount, debt extinguishment costs, foreign currency exchange gains and losses, pension and postretirement healthcare benefit expense and funding, deferred income tax benefit and provision, net losses on asset disposals, stock compensation, equity in net income and dividends received from affiliated companies.

	Years ended December 31,		
	2022	**2021**	**2020**
	(in millions)		
Continuing Operations			
Working capital changes that provided (used) cash:			
Receivables	$ 5.4	$ (33.5)	$ 7.0
Inventories	9.9	0.6	(3.0)
Prepaids and other current assets	—	(7.8)	(1.4)
Accounts payable	(10.1)	10.0	6.9
Accrued liabilities	(7.4)	12.6	5.0
	$ (2.2)	$ (18.1)	$ 14.5

	Years ended December 31,		
	2022	**2021**	**2020**
	(in millions)		
Continuing Operations			
Purchases of property, plant and equipment	$ (58.9)	$ (60.0)	$ (54.8)
Proceeds from business divestitures, net of cash	—	978.4	624.3
Payments for business divestiture	(3.7)	—	—
Proceeds from sale of assets	—	—	2.4
Business combinations, net of cash acquired	(0.5)	(42.6)	—
Other, net	0.1	(0.1)	(0.1)
Net cash (used in) provided by investing activities, continuing operations	$ (63.0)	$ 875.7	$ 571.8

	Years ended December 31,		
	2022	**2021**	**2020**
	(in millions)		
Continuing Operations			
Net cash repayments on debt obligations	(9.0)	(542.9)	(470.3)
Dividends paid to stockholders	—	(435.6)	(243.7)
Other financing activities	(139.1)	15.4	(6.2)
Net cash used in financing activities, continuing operations	$ (148.1)	$ (963.1)	$ (720.2)

The following discussions related to our cash flows are presented on a continuing operations basis, which excludes the cash flows from our former Performance Chemicals and Performance Materials businesses, which are accounted for as discontinued operations.

Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

Net cash provided by operating activities was $180.4 million for the year ended December 31, 2022, compared to $137.3 million provided for the year ended December 31, 2021. Cash generated by net income and non-working capital related activities was higher during the year ended December 31, 2022 by $27.2 million compared to the prior year. Cash used by working capital during the year ended December 31, 2022 was $2.2 million, favorable compared to cash used of $18.1 million for the year ended December 31, 2021.

The increase in cash generated by net income and non-working capital related activities of $27.2 million as compared to the prior year period was primarily due to an increase in gross profit driven by higher sales volumes and higher average selling price. In the year ended December 31, 2021, the non-working capital activity included debt extinguishment costs.

The $15.9 million increase in cash from working capital as compared to the prior year was primarily due to favorable changes in accounts receivable, inventories, and prepaids, which were offset by unfavorable changes in accounts payable and accrued liabilities.

The favorable change in accounts receivable was driven by the increase in sales volumes and higher pass-through pricing within our Ecoservices segment and the timing of sales within our Catalyst Technologies segment. The favorable change in prepaid and other current assets relates to the timing of receivables from related parties, the timing of insurance prepayments, an employee retention credit, and interest receivable on our interest rate caps. The increase in cash provided by inventory was due to the increase in sales within our Ecoservices and Catalyst Technologies segment in the current year period. The unfavorable change in accounts payable is due to the increase in sulfur costs and higher purchase volume. The unfavorable change in accrued liabilities relates to changes in various accruals.

Net cash used in investing activities was $63.0 million for the year ended December 31, 2022, compared to net cash provided of $875.7 million during the year ended December 31, 2021. Cash used in investing activities consisted of $58.9 million and $60.0 million to fund capital expenditures during the years ended December 31, 2022 and 2021, respectively. During the year ended December 31, 2021, we divested our Performance Chemicals business and received $978.4 million in net proceeds and acquired Chem32 LLC for $42.6 million.

Net cash used in financing activities was $148.1 million for the year ended December 31, 2022, compared to $963.1 million used during the year ended December 31, 2021. During the year ended December 31, 2021, as a result of the sale of the Performance Chemicals business, net cash used in financing activities was driven by $542.9 million in net repayments of our debt and revolving credit facility and a dividend payment of $3.20 per common share, which resulted in a cash outflow of $435.6 million.

Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

Net cash provided by operating activities was $137.3 million for the year ended December 31, 2021, compared to $140.1 million provided for the year ended December 31, 2020. Cash generated by net income and non-working capital related activities was higher during the year ended December 31, 2021 by $29.8 million compared to the prior year. Cash used by working capital during the year ended December 31, 2021 was unfavorable compared to the year ended December 31, 2020. Working capital for the year ended December 31, 2021 used cash of $18.1 million, compared to cash provided of $14.5 million for the year ended December 31, 2020.

The increase in cash generated by net income and non-working capital related activities of $29.8 million as compared to the prior year period was primarily due to an increase in gross profit driven by higher sales volumes.

The $32.6 million decrease in cash from working capital as compared to the prior year was primarily due to favorable changes in accrued liabilities, inventories, and accounts payables, which were offset by unfavorable changes in accounts receivable and prepaids.

The unfavorable change in accounts receivable was driven by the increase in sales volumes and higher pass-through pricing within our Ecoservices segment and the timing of sales within our Catalyst Technologies segment. The unfavorable change in prepaid and other current assets relates to the timing of receivables from related parties and the timing of insurance prepayments. The increase in cash provided by inventory was due to the increase in sales within our

Catalyst Technologies segment in the current year period. The favorable change in accounts payable is due to the timing of vendor payments as well as capital spending. The favorable change in accrued liabilities relates to changes in various accruals.

Net cash provided by investing activities was $875.7 million for the year ended December 31, 2021, compared to net cash provided of $571.8 million during the year ended December 31, 2020. Cash used in investing activities consisted of $60.0 million and $54.8 million to fund capital expenditures during the years ended December 31, 2021 and 2020, respectively. During the year ended December 31, 2021, we divested our Performance Chemicals business and received $978.4 million in net proceeds and acquired Chem32 LLC for $42.6 million. During the year ended December 31, 2020, we divested our Performance Materials business and received $624.3 million in net proceeds. We received proceeds of $2.4 million related to the sale of non-core assets during the year ended December 31, 2020.

Net cash used in financing activities was $963.1 million for the year ended December 31, 2021, compared to net cash used of $720.2 million during the year ended December 31, 2020. Net cash used in financing activities was primarily driven by $542.9 million and $470.3 million in net repayments of our debt and revolving credit facility made during the years ended December 31, 2021 and 2020, respectively, as a result of our sales of the Performance Chemicals and Performance Material businesses. During the year ended December 31, 2021, we paid a dividend of $3.20 per common share, which resulted in a cash outflow of $435.6 million, from the sale of the Performance Chemicals business. During the year ended December 31, 2020, we paid a dividend of $1.80 per common share, which resulted in a cash outflow of $243.7 million, from the sale of the Performance Materials business.

Debt

	December 31,	
	2022	**2021**
	(in millions)	
Senior Secured Term Loan Facility due June 2028 (the "2021 Term Loan Facility")	$ 886.5	$ 895.5
ABL Facility	—	—
Total debt	886.5	895.5
Original issue discount	(7.5)	(8.8)
Deferred financing costs	(4.1)	(4.9)
Total debt, net of original issue discount and deferred financing costs	874.9	881.8
Less: current portion	(9.0)	(9.0)
Total long-term debt, excluding current portion	$ 865.9	$ 872.8

As of December 31, 2022 our total debt was $886.5 million excluding the original issue discount of $7.5 million and deferred financing fees of $4.1 million for our senior secured credit facilities and notes. Our net debt was $775.6 million, including cash of $110.9 million. Our total available liquidity as of December 31, 2022 was $170.6 million, which represents our cash on hand of $110.9 million plus our excess availability under our ABL of $59.7 million, after giving effect to $4.0 million of outstanding letters of credit and no revolving credit facility borrowings. We may seek, subject to market conditions and other factors, opportunities to repurchase, refinance or otherwise reprice our debt.

ABL Facility

On May 4, 2016, we entered a $200.0 million senior secured ABL facility, which provided for $200.0 million in revolving credit commitment (the "ABL Facility").

On March 20, 2020, we amended the ABL Facility to increase the aggregate amount of the revolving loan commitments available by $50.0 million to $250.0 million, consisting of up to $195.0 million in U.S. commitments, up to $15.0 million in Canadian commitments and up to $40.0 million in European commitments. The maturity of the facility was extended to March 20, 2025. In addition, there was annual commitment fee equal to 0.375%, with a step-down to 0.25% based on average usage of the revolving credit borrowings available.

On June 9, 2021, we amended the ABL Facility to decrease the aggregate amount of revolving loan commitments available to $100.0 million, consisting of $90.0 million in U.S. commitments and $10.0 million in European commitments and extended the maturity date to August 2, 2026.

As of December 31, 2022, there were no revolving credit borrowings under the ABL Facility. Revolving credit borrowings are payable at our option throughout the term of the ABL Facility with the balance due August 2, 2026. We were in compliance with all debt covenants as of December 31, 2022 and 2021, respectively. We have the availability to request letters of credit under the ABL Facility. We had $4.0 million of letters of credit outstanding as of December 31, 2022, which reduce available borrowings under the ABL Facility by such amounts.

On February 17, 2023, we amended the ABL Facility to replace LIBOR with a secured overnight financing rate ("SOFR") as the benchmark interest rate with respect to U.S. dollar-denominated borrowings. Following this amendment, U.S. dollar-denominated borrowings under the ABL Facility bear interest at a rate equal to an adjusted SOFR rate or the base rate plus a margin of between 1.25% and 1.75% or 0.25% to 0.75%, respectively.

2021 Term Loan Facility

On June 9, 2021, we entered into an agreement for a senior secured term loan facility (the "2021 Term Loan Facility") for an aggregate principal amount of $900.0 million, with an original issue discount of 0.25% and interest at a floating rate of LIBOR (with a 0.50% minimum LIBOR floor) plus 2.75% per annum, with a maturity date of June 9, 2028. The proceeds from the 2021 Term Loan Facility were used to repay the 2020 Term Loan Facility (as defined below) in full and partially repay the 2018 Term Loan Facility (as defined below).

On February 9, 2023, we amended the 2021 Term Loan Facility to replace LIBOR with SOFR as the benchmark interest rate. Following this amendment, the 2021 Term Loan Facility bears interest at an adjusted SOFR rate (with a 0.50% minimum floor) plus 2.75% per annum (or, depending on the Borrower's first lien net leverage ratio, 2.50%).

2020 Term Loan Facility – Repaid in 2021

On July 22, 2020, we entered into an agreement for a senior secured term loan facility (the "2020 Term Loan Facility") for an aggregate principal amount of $650.0 million. The proceeds were used to redeem our existing $625.0 million of 6.75% Senior Secured Notes due 2022 and pay the associated early redemption premiums. The 2020 Term Loan Facility was fully repaid with the proceeds of the 2021 Term Loan Facility.

2018 Term Loan Facility – Repaid in 2021

On February 8, 2018, we entered into an agreement for a senior secured term loan facility (the "2018 Term Loan Facility") for an aggregate principal amount of $1,267.0 million. The 2018 Term Loan Facility was amended on February 7, 2020, partially repaid on June 9, 2021 with a portion of the proceeds of the 2021 Term Loan Facility, and fully repaid on August 1, 2021 with a portion of the proceeds from the sale of our Performance Chemicals business.

5.75% Senior Unsecured Notes due 2025 - Redeemed in 2021

On December 11, 2017, we issued $300.0 million aggregate principal amount of 5.75% Senior Unsecured Notes due 2025 (the "5.75% Senior Unsecured Notes"). The 5.750% Senior Notes were redeemed at a redemption price equal to the sum of 102.875% of the principal amount outstanding plus accrued and unpaid interest to, but excluding, August 2, 2021.

Capital Expenditures

Maintenance capital expenditures include spending on maintenance of business, health, safety and environmental initiatives. Growth capital expenditures include spending to drive organic sales growth and cost savings initiatives. These capital expenditures represent our "book" capital expenditures for which the company has recorded, but not necessarily paid for the capital expenditures.

	Years ended December 31,		
	2022	**2021**	**2020**
	(in millions)		
Maintenance capital expenditures	$ 46.9	$ 42.8	$ 36.0
Growth capital expenditures	9.0	19.6	10.2
Total capital expenditures	$ 55.9	$ 62.4	$ 46.2

Capital expenditures remained at a level sufficient for required maintenance and certain expansion growth initiatives during these periods. Maintenance capital expenditures were higher in the year ended December 31, 2022 as compared to December 31, 2021 due to higher turnaround expenditures. Growth capital expenditures are lower in the year ended December 31, 2022 as compared to December 31, 2021 due to the completion of several expansion projects in 2021.

Pension Funding

We paid an immaterial amount in cash contributions into our defined benefit pension plans and other postretirement plans in December 31, 2022 and 2021, respectively and $3.3 million in 2020. The net periodic pension and postretirement expense was $1.0 million, $0.3 million, and $0.4 million for those same periods, respectively.

As of December 31, 2022 and 2021, our pension plans and other post-retirement benefit plans were underfunded by $6.7 million and $4.2 million, respectively.

Off-Balance Sheet Arrangements

We had $4.0 million and $17.5 million of outstanding letters of credit on our revolver facility as of December 31, 2022 and 2021, respectively.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with GAAP and our significant accounting policies are described in Note 2 to our consolidated financial statements. The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect reported amounts and related disclosures. We base our estimates and judgments on historical experience and other relevant factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We review these matters and reflect changes in estimates as appropriate. We have identified below the accounting policies, estimates and critical judgment areas that we believe could have a material effect on our financial position, liquidity or results of operations.

Revenue Recognition

In determining the appropriate amount of revenue to be recognized as we fulfill our obligations under our agreements, we perform the following steps: (i) identify the contract with the customer; (ii) determine whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measure the transaction price; (iv) allocate the transaction price to the performance obligations based on estimated selling prices; and (v) recognize revenue when (or as) we satisfy each performance obligation.

We identify a contract when an agreement with a customer creates legally enforceable rights and obligations, which occurs when a contract has been approved by both parties, the parties are committed to perform their respective obligations, each party's rights and payment terms are clearly identified, commercial substance exists and it is probable that we will collect the consideration to which we are entitled.

Evidence of a contract with a customer may take the form of a master service agreement ("MSA"), a MSA in combination with an underlying purchase order, a combination of a pricing quote with an underlying purchase order or an individual purchase order received from a customer. Certain of our customers enter into MSAs that establish the terms, including prices, under which orders to purchase goods may be placed. In cases where the MSA contains a distinct order for goods or contains an enforceable minimum quantity to be purchased by the customer, we consider the MSA to be evidence of a contract with a customer as the MSA creates enforceable rights and obligations. In cases where the MSA does not contain a distinct order for goods, evidence of a contract with a customer is the purchase order issued under the MSA. Our customers may also negotiate orders via pricing quotes, which typically detail product pricing, delivery terms and payment information. When a customer procures goods under this method, we consider the combination of the pricing quote and the purchase order to create enforceable rights and obligations. Absent either a MSA or pricing quote, we consider an individual purchase order to create enforceable rights and obligations.

We identify a performance obligation in a contract for each promised good that is separately identifiable from other promises in the contract and for which the customer can benefit from the good. The majority of our contracts have a single performance obligation, which is the promise to transfer individual goods to the customer. Certain of our contracts include multiple performance obligations under which the purchase price for each distinct performance obligation is defined in the contract. These distinct performance obligations may include stand-ready provisions, which are arrangements to provide a customer assurance that they will have access to output from our manufacturing facilities, or monthly reservations of capacity fees. We consider stand-ready provisions and reservation of capacity fees to be performance obligations satisfied over time. Revenues related to stand-ready provisions and reservation of capacity fees are recognized on a ratable basis throughout the contract term and billed to the customer on a monthly basis.

As described above, our MSAs with our customers may outline prices for individual products or contract provisions. MSAs in the our Ecoservices segment may contain provisions whereby raw materials costs are passed-through to the customer per the terms of their contract. Our exposure to fluctuations in raw materials prices is limited, as the majority of pass-through contract provisions reset based on fluctuations in the underlying raw material price. MSAs in our Ecoservices segment also contain take-or-pay arrangements, whereby the customer would incur a penalty in the form of a shortfall volume fee. Currently there is no history in which customers fail to meet the contractual minimum. Revenue from product sales are recorded at the sales price, which includes estimates of variable consideration for which reserves are established and which result from discounts, returns or other allowances that are offered within contracts with our customers.

We recognize revenues when performance obligations under the terms of a contract with our customer are satisfied, which generally occurs at a point in time by transferring control of a product to the customer. We determine the point in time when a customer obtains control of a product and we satisfy the performance obligation by considering factors including when we have a right to payment for the product, the customer has legal title to the product, we have transferred possession of the product, the customer has assumed the risks and rewards of ownership of the product and the customer has accepted the product. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring goods. We do not have any significant payment terms as payment is received at, or shortly after, the point of sale.

Goodwill and Intangible Assets

Assets and liabilities of acquired businesses are measured at their estimated fair values at the dates of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired, including identified intangibles, is recorded as goodwill. The determination and allocation of fair value to the assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment, including estimates based on historical information, current market data and future expectations.

Goodwill and intangible assets with indefinite lives are not amortized, but are tested for impairment annually or more frequently if events or circumstances exist that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

Goodwill is tested for impairment at the reporting unit level. In performing tests for goodwill impairment, we are able to use our discretion to first perform an optional qualitative assessment about the likelihood of the carrying value of a reporting unit exceeding its fair value. The qualitative assessment need not be applied to all reporting units. If we determine that it is more likely than not that the fair value of a reporting unit is less than its carrying amount based on the qualitative assessment, we perform a quantitative goodwill impairment test to identify the potential goodwill impairment and measure the amount of the goodwill impairment loss, if any, to be recognized for that reporting unit. For the annual assessments in 2022 and 2021, we bypassed the option to perform the qualitative assessment and proceeded directly to performing the quantitative goodwill impairment test for each of our reporting units. The quantitative test identifies both the potential existence of impairment and the amount of impairment loss.

In applying the quantitative test, the Company calculates and compares the reporting unit's estimated fair value to its carrying value, including goodwill. If the fair value of a reporting unit exceeds its carrying value, goodwill is not impaired. If the carrying value of a reporting unit exceeds its fair value, an impairment loss is recognized for the amount by which the carrying value exceeds the reporting unit's fair value. An impairment loss cannot exceed the carrying value of goodwill assigned to a reporting unit and the loss establishes a new basis in the goodwill. Subsequent reversal of an impairment loss is not permitted.

For the purposes of the quantitative goodwill impairment test, we determine the fair value of our reporting units using a combination of a market approach and an income, or discounted cash flow, approach. Estimating the fair value of a reporting unit requires various assumptions including the use of projections of future cash flows and discount rates that reflect the risks associated with achieving those cash flows. The key assumptions used in estimating the fair value are operating margin growth rates, revenue growth rates, the weighted average cost of capital, the perpetual growth rate, and the estimated earnings market multiples of each reporting unit. The market value is estimated using publicly traded comparable company values by applying their most recent annual adjusted EBITDA multiples to the reporting unit's adjusted EBITDA for the trailing twelve months. The income approach value is estimated using a discounted cash flow approach. The assumptions about future cash flows and growth rates are based on our assessment of a number of factors including the reporting unit's recent performance against budget as well as management's ability to execute planned future strategic initiatives. Discount rate assumptions are based on an assessment of the risk inherent in those future cash flows.

For intangible assets other than goodwill, definite-lived intangible assets are amortized over their respective estimated useful lives. Intangible assets with indefinite lives are not amortized, but rather are tested for impairment at least annually or more frequently if events occur or circumstances change that would more likely than not reduce the fair value of the intangible asset below its carrying amount. Our indefinite-lived intangible assets include trade names and certain trademarks. Similar to the goodwill impairment test, we may first assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test. If we choose to bypass the qualitative assessment, or if the qualitative assessment indicates that the indefinite-lived intangible asset is more likely than not impaired, a quantitative impairment test must be performed. The quantitative test for indefinite-lived intangible assets is a one-step test comparing the fair value of the asset to its carrying amount. If the fair value of the indefinite-lived intangible asset is less than the carrying amount, an impairment loss is recognized in an amount equal to the difference.

The unit of accounting used to test our indefinite-lived intangible assets for impairment is at the reporting unit level. The fair values of our indefinite-lived trade names and trademarks are determined for impairment testing purposes based on an income approach using a discounted cash flow valuation model under a relief from royalty methodology. Significant assumptions under the relief from royalty method include the royalty rate a market participant may assume, projected sales and the discount rate applied to the estimated cash flows.

For definite-lived intangible assets, we amortize technical know-how over periods that range from fourteen to twenty years, customer relationships over periods that range from seven to fifteen years, trademarks over a fifteen year period, contracts over periods that range from two to sixteen years, and permits over five years. We perform an impairment review of definite-lived intangible assets when facts and circumstances indicate that the carrying value of an asset may not be recoverable from its undiscounted future cash flows. The impairment test for definite-lived intangible assets is consistent with the test applied to property, plant and equipment as described in our policy.

Assessment of the potential impairment of goodwill and intangible assets is an integral part of our normal ongoing review of operations. Testing for potential impairment of these assets is significantly dependent on numerous assumptions and reflects management's best estimates at a particular point in time. Estimates based on these assumptions may differ significantly from actual results. Changes in factors and assumptions used in assessing potential impairments can have a significant impact on the existence and magnitude of impairments, as well as the time in which such impairments are recognized.

In addition, we continually review our diverse portfolio of assets to ensure they are achieving their greatest potential and are aligned with our growth strategy. Strategic decisions involving a particular group of assets may trigger an assessment of the recoverability of the related assets. Such an assessment could result in impairment losses.

For further information see Note 16 Goodwill and Other Intangible Assets.

Income Taxes

We operate within multiple taxing jurisdictions and are subject to tax filing requirements and potential audits within these jurisdictions. Our operations and the global complexity of tax regulations require assessments of uncertainties and judgments in estimating taxes we will ultimately pay. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions, outcomes of tax litigation and resolution of disputes arising from federal, state and international tax audits in the normal course of business. The resolution of these uncertainties may result in adjustments to our tax assets and tax liabilities. We use the asset and liability method in accounting for income taxes. Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, using statutory tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. We evaluate our deferred tax assets each period to ensure that estimated future taxable income will be sufficient in character (e.g., capital gain versus ordinary income treatment), amount and timing, to result in their realizability. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets, unless it is more likely than not that those assets will be realized. Considerable judgments are required in establishing deferred tax valuation allowances. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and carryforward deferred tax assets become deductible or utilized. We consider the scheduled reversal of taxable temporary differences, projected future taxable income and tax-planning strategies in making this assessment. As events and circumstances change, valuation allowances are adjusted within results from operations when applicable.

Generally, APB 23 of ASC Topic 740, Income Taxes ("ASC 740"), provides guidance with respect to establishing deferred income taxes on earnings from foreign subsidiaries, to the extent that these earnings are considered to be available for repatriation. Further, ASC 740-30 requires that deferred taxes be established with respect to the earnings of a foreign subsidiary, unless existing tax law provides a means by which the investment in a subsidiary can be recovered tax-free. We have determined that we are able repatriate the non-permanently reinvested earnings of our foreign subsidiaries in a tax-free manner. As such, we are able to assert for purposes of ASC 740-30 that no deferred income taxes are needed with respect to earnings from foreign subsidiaries.

We recognize net tax benefits under the recognition and measurement criteria of ASC 740, which prescribes requirements and other guidance for financial statement recognition and measurement of positions taken or expected to be taken on tax returns. We recognize a financial statement benefit for positions taken for tax return purposes when it will be more likely than not (i.e. greater than 50%) that the positions will be sustained upon tax examination, based solely on the technical merits of the tax positions. Otherwise, no tax benefit is recognized. The tax benefits recognized are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. We recognize potential accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. Tax examinations are often complex as tax authorities may disagree with the treatment of items reported by us and may require several years to resolve. These accrued liabilities represent a provision for taxes that are reasonably expected to be incurred on the basis of available information but which are not certain.

Stock-Based Compensation

We grant stock-based compensation awards in connection with our stock incentive plans. Under the terms of the incentive plans, we are authorized to issue equity awards to our employees, directors and affiliates. The grants have taken the form of restricted stock awards, restricted stock units, performance stock units and stock options. Restricted stock awards provide the recipient with shares of our stock subject to certain vesting requirements. Restricted stock units and performance stock units provide the recipient with the right to receive shares of our stock at a future date if certain vesting conditions are met. Stock option awards provide the recipient the ability to purchase shares of our stock at a given strike price upon the satisfaction of certain vesting requirements.

The vesting requirements associated with the awards include a mix of both service and/or performance conditions. Depending on the award and recipient, the service condition may reflect a cliff vesting provision (e.g., 100% vested upon four years of service) or a graded vesting provision (e.g., 33.3% vested each year over a period of three years). Restricted stock awards and stock options issued with performance conditions vest based on the occurrence of a defined liquidity event upon which certain investment funds affiliated with CCMP receive proceeds exceeding certain thresholds. Although achievement of the performance condition is subject to continued service with us, the terms of awards issued with performance conditions stipulate that the performance vesting condition can be attained for a period of six months following separation from service under certain circumstances, depending on the means of separation from the Company and subject to other factors such as individual separation agreements. The same performance vesting condition for our restricted stock awards also governs the achievement of the performance vesting condition for our stock options. The value of the restricted stock awards granted was based on the average of the high and low trading prices of our common stock on the NYSE on the preceding trading day, in accordance with our policy for valuing such awards.

In addition to restricted stock awards, we have granted restricted stock units and performance stock units as part of our equity incentive compensation program. Each restricted stock unit provides the recipient with the right to receive a share of common stock subject to graded vesting terms based on service, which generally requires one year of service for members of our board of directors and three years of service for employees. Performance stock units vest upon the achievement of Company-specific financial performance targets and the provision of service through the vesting date.

We recognize compensation expense related to our equity awards with service conditions on a straight-line basis over the stated vesting period for each award. Expense related to our equity awards with performance conditions is recognized in the period in which it becomes probable that the performance target will be achieved. No compensation expense has been recognized to-date on any of our restricted stock awards and stock options subject to vesting based on performance conditions, since a liquidity event triggering vesting of the awards has not occurred, nor is it considered probable.

The grant date fair value of restricted stock awards, restricted stock units and performance stock units is based on the value of our common stock as traded on the New York Stock Exchange. The grant date fair value of stock option awards is estimated using a Black-Scholes option pricing model. Determining the fair value of stock option awards at the grant date requires judgment, including estimates of the average risk-free interest rate, dividend yield, volatility and expected term. Since we have limited experience with respect to historical exercise and forfeiture rates or patterns, we have estimated certain assumptions using acceptable simplified methods and through benchmarking to our peer group of companies.

Recently Issued Accounting Standards

See Note 3 to our consolidated financial statements for a discussion of recently issued accounting standards and their effect on us.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Our major market risk exposure is potential losses arising from changing rates and prices regarding foreign currency exchange rate risk, interest rate risk and credit risk. The audit committee of our board of directors regularly reviews foreign exchange and interest rate hedging activity, and monitors compliance with our hedging policy. We do not use financial instruments for speculative purposes, and we limit our hedging activity to the underlying economic exposure.

Foreign Exchange Risk

Our financial results are subject to the impact of gains and losses on currency translations, which occur when the financial statements of foreign operations are translated into U.S. dollars. We operate a geographically diverse business with approximately 6% of our sales during the years ended December 31, 2022 and 2021, respectively, coming from our international operations in currencies other than the U.S. dollar. Because consolidated financial results are reported in U.S. dollars, sales or earnings generated in currencies other than the U.S. dollar can result in a significant increase or decrease in the amount of those sales and earnings when translated to U.S. dollars. The financial statements of our operations outside the United States, where the local currency is considered to be the functional currency, are translated into U.S. dollars using the exchange rate in effect at each balance sheet date for assets and liabilities and the average exchange rate for each period for sales, expenses, gains, losses and cash flows. The exchange rates between these currencies and the U.S. dollar in recent years have fluctuated significantly and may continue to do so in the future. The foreign currency to which we have the most significant exchange rate exposure is the British pound. Sales in this currency represented approximately 5% of our sales during the year ended December 31, 2022. A 10% change in the average British pound to U.S. dollar exchange rate during the year ended December 31, 2022 would have impacted sales by approximately $3.8 million over the same period, or 0.5% of our total sales, assuming product pricing remained constant. The effect of translating foreign subsidiaries' balance sheets into U.S. dollars is included in other comprehensive income. The impact of gains and losses on transactions denominated in currencies other than the functional currency of the relevant operations are included in other expense (income), net in the consolidated statements of income. Income and expense items are translated at average exchange rates during the year. Net foreign currency exchange gains and losses included in other expense (income), net was a $1.0 million loss for the year ended December 31, 2022. The foreign currency loss realized in the year ended December 31, 2022 was primarily driven by the non-permanent intercompany debt denominated in local currency and translated to U.S. dollars, and was principally non-cash in nature.

Interest Rate Risk

We are exposed to fluctuations in interest rates on our Senior Secured Credit Facilities. Changes in interest rates will not affect the market value of such debt but will affect the amount of our interest payments over the term of the loans. Likewise, an increase in interest rates could have a material impact on our cash flow. As of December 31, 2022, a 100 basis point increase in assumed interest rates for our variable interest credit facilities, before impact of any hedges, would have an annual impact of approximately $8.9 million on interest expense.

We hedge the interest rate fluctuations on debt obligations through interest rate cap agreements. We record the fair value of these hedges as assets or liabilities and the related unrealized gains or losses are deferred in stockholders' equity as a component of other comprehensive income (loss), net of tax. The interest rate caps had a fair value net asset of $32.3 million and $(0.2) million at December 31, 2022 and 2021, respectively. Fair value is determined based on estimated amounts that would be received or paid to terminate the contracts at the reporting date based on quoted market prices.

In July 2016, we entered into interest rate cap agreements, paying a premium of $1.6 million to mitigate interest rate volatility from July 2016 through July 2020 by employing varying cap rates ranging from 1.50% to 3.00% on $1.0 billion of notional variable debt. In November 2018, the Company entered into additional interest rate cap agreements to mitigate interest rate volatility from July 2020 through July 2022, with a cap rate of 3.50% on $500.0 million of notional variable-rate debt and a $0.5 million premium annuitized during the effective period.

In February 2020, we restructured our $500.0 million notional interest rate cap agreements from July 31, 2020 through July 31, 2022 to lower the interest cap rate to 2.50% with a $0.1 million premium annuitized during the effective period. In March 2020, we further restructured our $500.0 million notional interest rate cap agreements from July 31, 2020 through July 31, 2022 to lower the interest rate cap to 0.84% with a $0.9 million premium annuitized during the effective period. Including premiums on the original November 2018 agreement and the February and March 2020 restructurings, the total cumulative annuitized premium of $4.4 million will be paid through July 31, 2022 on our interest rate cap agreements.

In July 2020, we entered into additional interest rate cap agreements to mitigate interest rate volatility from August 2020 to August 2023, with a cap rate of 1.00% on $400.0 million of notional variable-rate debt.

In August 2021, PQ Corporation novated $900.0 million of its interest rate caps to Ecovyst Catalyst Technologies LLC.

In January 2022, the Company entered into two new interest rate cap agreements, with notional amounts of $250.0 million each and cap rates of 1.00% and paid $4.5 million in premiums. The term for one of the interest rate caps is August 2022 through October 2024 and the term for the other is September 2023 through October 2025.

In November 2022, the Company entered into a new interest rate cap agreement to mitigate interest rate volatility from July 2023 through July 2024, with a cap rate of 1.00% on $150.0 million of notional variable-rate debt and annuitized premium of $5.3 million during the effective period, and mitigate interest rate volatility from July 2024 through July 2026, with a cap rate of 1.00% and 175.0 million notional variable-rate debt and annuitized premium of $6.1 million during the effective period.

Credit Risk

We are exposed to credit risk on financial instruments to the extent our counterparty fails to perform certain duties as required under the provisions of an agreement. We only transact with counterparties having an appropriate credit rating for the risk involved. Credit exposure is managed through credit approval and monitoring procedures.

Concentration of credit risk can result primarily from trade receivables, for example, with certain customers operating in the same industry or customer groups located in the same geographic region. Credit risk related to these types of receivables is managed through credit approval and monitoring procedures. In the year ended December 31, 2022, we wrote off a nominal amount of bad debt on total sales of $820.2 million.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The consolidated financial statements, supplementary information and financial statement schedules of the Company are set forth beginning on page F-1 of this report.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A.   CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2022. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at a reasonable assurance level.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process, designed by, or under the supervision of the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions and dispositions of assets; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures are made only in accordance with management and board authorizations; and providing reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria for effective internal control over financial reporting described in the "Internal Control-Integrated Framework" (2013) set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on the assessment, management concluded that, as of December 31, 2022, our internal control over financial reporting was effective based on those criteria.

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included in Item 8.

Changes in Internal Control Over Financial Reporting

No changes in our internal control over financial reporting occurred during the quarter ended December 31, 2022 that materially affected, or which are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.


PART III


ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by this Item 10 will be included in our 2023 Proxy Statement, which we intend to file with the SEC within 120 days of our December 31, 2022 fiscal year end, and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this Item 11 will be included in our 2023 Proxy Statement, which we intend to file with the SEC within 120 days of our December 31, 2022 fiscal year end, and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this Item 12 will be included in our 2023 Proxy Statement, which we intend to file with the SEC within 120 days of our December 31, 2022 fiscal year end, and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by this Item 13 will be included in our 2023 Proxy Statement, which we intend to file with the SEC within 120 days of our December 31, 2022 fiscal year end, and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required by this Item 14 will be included in our 2023 Proxy Statement, which we intend to file with the SEC within 120 days of our December 31, 2022 fiscal year end, and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBIT AND FINANCIAL STATEMENT SCHEDULES.

(a) The following documents are filed as part of this report:

(1) and (2) The response to this portion of Item 15 is submitted as a separate section of this report beginning on page F-1. All other schedules have been omitted as inapplicable or are not required, or because the required information is included in the consolidated financial statements or accompanying notes. (3) The exhibits filed as part of this report are listed in the accompanying index.

Exhibit No.	Exhibit Description	Filed Herewith	Incorporated by Reference			
			Form	File No.	Exhibit	Filing Date
2.1	Stock Purchase Agreement, dated as of October 15, 2020, by and among PQ Corporation and Potters Buyer, LLC		8-K	001-38221	2.1	10/16/2020
2.2	Stock Purchase Agreement, dated as of February 28, 2021, by and among PQ Group Holdings Inc. and Sparta Aggregator L.P.		8-K	001-38221	2.1	03/04/2021
2.3	Amendment No. 1 to Stock Purchase Agreement, dated as of June 24, 2021, by and among PQ Group Holdings Inc. and Sparta Aggregator L.P.		8-K	001-38221	2.1	6/30/2021
2.4	Amendment No. 2 to Stock Purchase Agreement, dated as of July 12, 2021, by and among PQ Group Holdings Inc. and Sparta Aggregator L.P.		8-K	001-38221	2.1	7/15/2021
3.1	Second Restated Certificate of Incorporation		10-Q	001-38221	3.1	11/14/2017
3.2	Certificate of Amendment of Certificate of Incorporation		8-K	001-38221	3.1	8/3/2021
3.3	Certificate of Correction of Certificate of Amendment of Certificate of Incorporation		10-Q	001-38221	3.3	11/9/2021
3.4	Second Amended and Restated Bylaws of Ecovyst Inc.		8-K	001-38221	3.2	8/3/2021
4.1	Indenture, dated as of May 4, 2016, among PQ Corporation, as Issuer, the Guarantors from time to time party thereto and Wells Fargo Bank, National Association, as Trustee and Collateral Agent, including the form of Global Note attached as Exhibit A thereto		S-1	333-218650	4.2	6/9/2017
4.2	Indenture, dated as of December 11, 2017, among PQ Corporation, as Issuer, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee		8-K	001-38221	4.1	12/13/2017
4.3	Description of Ecovyst Inc.'s common stock		10-K	001-38221	4.3	3/1/2022
10.1	Partnership Agreement, dated as of February 1, 1988, by and between PQ Corporation and Shell Polymers and Catalysts Enterprises Inc.		S-1/A	333-218650	10.10	8/14/2017
10.2	First Amendment to Partnership Agreement, dated January 1, 1993, by and among PQ Corporation, Shell Catalyst Ventures Inc. and CRI Zeolites Inc.		S-1/A	333-218650	10.11	8/14/2017
10.3	Second Amendment to Partnership Agreement, dated October 18, 2002, by and between PQ Corporation and Shell Catalyst Ventures Inc.		S-1/A	333-218650	10.12	8/14/2017
10.4	Third Amendment to Partnership Agreement, dated January 1, 2005, by and between PQ Corporation and CRI Zeolites Inc.		S-1/A	333-218650	10.13	8/14/2017
10.5	Form of Amended and Restated Stockholders Agreement between PQ Group Holdings Inc. and certain stockholders of PQ Group Holdings Inc.		S-1/A	333-218650	10.5	9/1/2017

				Incorporated by Reference			
Exhibit No.	Exhibit Description	Filed Herewith	Form	File No.	Exhibit	Filing Date
10.6*	Ecovyst Inc. 2017 Omnibus Incentive Plan, as Amended and Restated		S-8	333-262180	4.1	1/14/2022
10.7*	Form of Stock Option Award Agreement under the Ecovyst Inc. 2017 Omnibus Incentive Plan, as Amended and Restated		10-K	001-38221	10.7	3/1/2022
10.8*	Form of Restricted Stock Award Agreement under the Ecovyst Inc. 2017 Omnibus Incentive Plan, as Amended and Restated		10-K	001-38221	10.8	3/1/2022
10.9*	Form of Restricted Stock Unit Award Agreement under the Ecovyst Inc. 2017 Omnibus Incentive Plan, as Amended and Restated		10-K	001-38221	10.9	3/1/2022
10.10*	Form of 2019 Performance Stock Unit Award Agreement under the Ecovyst Inc. 2017 Omnibus Incentive Plan, as Amended and Restated		10-K	001-38221	10.1	3/1/2022
10.11*	Form of 2020 Performance Stock Unit Award Agreement under the Ecovyst Inc. 2017 Omnibus Incentive Plan, as Amended and Restated		10-K	001-38221	10.11	3/1/2022
10.12*	PQ Group Holdings Inc. Stock Incentive Plan		S-1	333-218650	10.6	6/9/2017
10.13*	Form of Nonqualified Stock Option Award Agreement under the PQ Group Holdings Inc. Stock Incentive Plan		S-1	333-218650	10.7	6/9/2017
10.14*	Form of Restricted Stock Agreement under the PQ Group Holdings Inc. Stock Incentive Plan		S-1	333-218650	10.8	6/9/2017
10.15*	Form of Director and Officer Indemnification Agreement		S-1/A	333-218650	10.9	9/1/2017
10.16*	Severance Agreement, dated August 9, 2018, by and between PQ Corporation and Belgacem Chariag		8-K	001-38221	10.2	8/9/2018
10.17*	Severance Agreement, dated September 25, 2017, by and between PQ Corporation and Joseph S. Koscinksi		10-K	001-38221	10.37	2/27/2020
10.18	Term Loan Credit Agreement, dated as of June 9, 2021 among CPQ Midco I Corporation, PQ Corporation, Ecovyst Catalyst Technologies LLC, Eco Services Operations Corp., Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent, and the lenders from time to time party thereto, with Citibank, N.A., Credit Suisse Loan Funding LLC, BofA Securities, Inc., Deutsche Bank Securities Inc., Goldman Sachs Bank USA, KeyBanc Capital Markets Inc. and Truist Securities, Inc., as Joint Lead Arrangers and Joint Bookrunners		8-K	001-38221	10.1	6/11/2021
10.19	Third Amendment Agreement, dated as of June 9, 2021, to the ABL Credit Agreement, dated as of May 4, 2016, by and among PQ Corporation, CPQ Midco I Corporation, the Canadian Borrowers from time to time party thereto, the European Borrowers from time to time party thereto, the Lenders from time to time party thereto and Citibank, N.A., as Administrative Agent and Issuing Bank, with Citigroup Global Markets Inc., Credit Suisse Loan Funding LLC, Bank of America, N.A., Deutsche Bank Securities Inc., Goldman Sachs Bank USA, KeyBanc Capital Markets Inc. and Truist Securities, Inc., as Joint Lead Arrangers and Joint Bookrunners		8-K	001-38221	10.2	6/11/2021
10.20*	Amendment to Form of Director and Officer Indemnification Agreement		10-Q	001-38221	10.3	8/9/2021

Exhibit No.	Exhibit Description	Filed Herewith	Incorporated by Reference			
			Form	File No.	Exhibit	Filing Date
10.21*	Form of Ecovyst Inc. Director and Officer Indemnification Agreement		10-Q	001-38221	10.4	8/9/2021
10.22*	Form of 2021 Performance Stock Unit Award Agreement under the Ecovyst Inc. 2017 Omnibus Incentive Plan, as Amended and Restated		10-K	001-38221	10.38	3/1/2022
10.23*	General Release and Waiver of Claims, dated April 25, 2022, between Ecovyst Inc., Ecovyst Catalyst Technologies LLC and Belgacem Chariag		8-K	001-38221	10.1	4/29/2022
10.24*	Severance Agreement, dated December 16, 2022, between Ecovyst Catalyst Technologies LLC and Kurt J. Bitting		8-K	001-38221	10.1	12/16/2022
10.25*	Severance Agreement, dated December 16, 2022, between Ecovyst Catalyst Technologies LLC and Michael Feehan		8-K	001-38221	10.2	12/16/2022
10.26*	Amended and Restated Severance Agreement, dated December 16, 2022, between Ecovyst Catalyst Technologies LLC and Joseph S. Koscinski		8-K	001-38221	10.3	12/16/2022
10.27	First Amendment Agreement, dated February 9, 2023 to the Term Loan Credit Agreement, dated June 9, 2021, by and among Ecovyst Catalyst Technologies LLC , Ecovyst Midco II Inc, Eco Services Operations Corp and Credit Suisse AG	X				
10.28	Fourth Amendment, dated February 17, 2023 to the ABL Credit Agreement, dated May 4, 2016 by and among Ecovyst Catalyst Technologies LLC, Ecovyst Catalyst Technologies UK Limited, Ecovyst Midco II Inc. and Citibank, N.A.	X				
10.29*	Letter of employment, dated November 25, 2019, between PQ Corporation and Thomas Schneberger	X				
10.30*	Letter of employment, dated July 19, 2022, between Ecoservices and George L. Vann	X				
10.31*	Letter of employment, dated November 28, 2022, between Ecovyst Catalyst Technologies LLC and Paul Whittleston	X				
21.1	Subsidiaries of Ecovyst Inc.	X				
23.1	Consent of PricewaterhouseCoopers LLP related to the consolidated financial statements and financial statement schedule of Ecovyst Inc. as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022	X				
23.2	Consent of PricewaterhouseCoopers LLP related to the financial statements of Zeolyst International as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022	X				
31.1	Certification of Chief Executive Officer of Ecovyst Inc. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X				
31.2	Certification of Chief Financial Officer of Ecovyst Inc. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X				
32.1	Certification of Chief Executive Officer of Ecovyst Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X				

Exhibit No.	Exhibit Description	Filed Herewith		Incorporated by Reference		
			Form	File No.	Exhibit	Filing Date
32.2	Certification of Chief Financial Officer of Ecovyst Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X				
101	The following financial statements from the Annual Report on Form 10-K of Ecovyst Inc. for the year ended December 31, 2022, formatted in Inline XBRL: (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Stockholders' Equity, (v) Consolidated Statements of Cash Flows, and (vi) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags	X				
104	The cover page from the Annual Report on Form 10-K of Ecovyst Inc. for the year ended December 31, 2022, formatted in Inline XBRL	X				

* Management contract or compensatory plan

ITEM 16.   FORM 10-K SUMMARY.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECOVYST INC.

Date: February 28, 2023 By: /s/ MICHAEL FEEHAN

Michael Feehan

Vice President and Chief Financial Officer

(Duly Authorized Officer and Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ KURT J. BITTING Kurt J. Bitting	Chief Executive Officer and Director (Principal Executive Officer)	February 28, 2023
/s/ MICHAEL FEEHAN Michael Feehan	Vice President and Chief Financial Officer	February 28, 2023
/s/ KEVIN M. FOGARTY Kevin M. Fogarty	Chairperson of the Board	February 28, 2023
/s/ DAVID A. BRADLEY David A. Bradley	Director	February 28, 2023
/s/ BRYAN K. BROWN Bryan K. Brown	Director	February 28, 2023
/s/ ANNA CATALANO Anna Catalano	Director	February 28, 2023
/s/ ROBERT COXON Robert Coxon	Director	February 28, 2023
/s/ JONNY GINNS Jonny Ginns	Director	February 28, 2023
/s/ KYLE VANN Kyle Vann	Director	February 28, 2023
/s/ TIMOTHY WALSH Timothy Walsh	Director	February 28, 2023
/s/ SUSAN F. WARD Susan F. Ward	Director	February 28, 2023

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

ECOVYST INC. AND SUBSIDIARIES

Audited Consolidated Financial Statements

ZEOLYST INTERNATIONAL

Audited Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Ecovyst Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Ecovyst Inc. and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of income, of comprehensive income (loss), of stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Assessment - Catalyst Technologies Reporting Unit

As described in Notes 2 and 16 to the consolidated financial statements, goodwill associated with the Company's Catalyst Technologies reporting unit was $76.6 million as of December 31, 2022. Management is required to test goodwill associated with each of its reporting units for impairment at least annually and whenever events or circumstances indicate that it is more likely than not that goodwill may be impaired. Management performs its annual goodwill impairment test as of October 1. Goodwill is tested for impairment at the reporting unit level. If the carrying value of a reporting unit exceeds its implied fair value, an impairment charge is recognized. Management determined the fair value of its reporting units using a split between a market approach and an income, or discounted cash flow, approach. In applying the market approach, management estimates reporting unit market approach fair value using publicly traded comparable company values and applies the selected market multiples to each reporting unit's trailing twelve months adjusted EBITDA. Management estimates reporting unit income-based fair value using the discounted cash flow approach, which requires use of significant assumptions including revenue growth rates and discount rate.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the Catalyst Technologies reporting unit is a critical audit matter are (i) the significant judgment by management when determining the fair value of the Catalyst Technologies reporting unit; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to market multiples, revenue growth rates, and discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment assessment, including controls over the valuation of the Catalyst Technologies reporting unit. These procedures also included, among others, (i) testing management's process for determining the fair value of the reporting unit; (ii) evaluating the appropriateness of the market and income approaches; (iii) evaluating the reasonableness of the significant assumptions used by management related to market multiples, revenue growth rates, and discount rate; and (iv) testing the completeness and accuracy of the underlying data used in the market and income approaches. Evaluating management's significant assumptions related to revenue growth rates involved evaluating whether the assumption was reasonable considering (i) the current and past performance of the Catalyst Technologies reporting unit; (ii) consistency with external market and industry data; and (iii) whether the assumption was consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the market and income approaches and (ii) the reasonableness of the market multiples and discount rate significant assumptions.

/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
February 28, 2023

We have served as the Company's auditor since 2015.

ECOVYST INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share and per share amounts)

		Years ended December 31,				
		2022		**2021**		**2020**
Sales	$	820,159	$	611,201	$	495,920
Cost of goods sold		595,529		434,540		344,967
Gross profit		224,630		176,661		150,953
Selling, general and administrative expenses		85,334		97,781		81,545
Other operating expense, net		34,911		24,273		17,842
Operating income		104,385		54,607		51,566
Equity in net income from affiliated companies		(27,725)		(27,737)		(21,065)
Interest expense, net		37,217		36,990		50,409
Debt extinguishment costs		—		26,902		25,028
Other expense (income), net		158		4,511		(5,021)
Income from continuing operations before income taxes and noncontrolling interest		94,735		13,941		2,215
Provision (benefit) for income taxes		24,940		12,147		(52,065)
Net income from continuing operations		69,795		1,794		54,280
Net income (loss) from discontinued operations, net of tax		3,902		(141,410)		(335,984)
Net income (loss)		73,697		(139,616)		(281,704)
Less: Net income (loss) attributable to the noncontrolling interest - discontinued operations		—		333		(2,933)
Net income (loss) attributable to Ecovyst Inc.	$	73,697	$	(139,949)	$	(278,771)
Income from continuing operations attributable to Ecovyst Inc.	$	69,795	$	1,794	$	54,280
Income (loss) from discontinued operations attributable to Ecovyst		3,902		(141,743)		(333,051)
Net income (loss) attributable to Ecovyst Inc.	$	73,697	$	(139,949)	$	(278,771)
Net income (loss) per share:						
Basic income per share—continuing operations	$	0.52	$	0.01	$	0.40
Diluted income per share—continuing operations	$	0.52	$	0.01	$	0.40
Basic income (loss) per share—discontinued operations	$	0.03	$	(1.04)	$	(2.46)
Diluted income (loss) per share—discontinued operations	$	0.03	$	(1.03)	$	(2.44)
Basic income (loss) per share	$	0.55	$	(1.03)	$	(2.06)
Diluted income (loss) per share	$	0.55	$	(1.02)	$	(2.04)
Weighted average shares outstanding:						
Basic		133,601,322		136,167,384		135,528,977
Diluted		135,088,172		137,708,931		136,450,953

See accompanying notes to consolidated financial statements.

ECOVYST INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Years ended December 31,		
	2022	**2021**	**2020**
Net income (loss)	$ 73,697	$ (139,616)	$ (281,704)
Other comprehensive income (loss), net of tax:			
Pension and postretirement benefits	(2,676)	9,530	1,710
Net gain from hedging activities	24,382	2,914	1,177
Foreign currency translation	(9,922)	(2,248)	(4,467)
Total other comprehensive income (loss)	11,784	10,196	(1,580)
Comprehensive income (loss)	85,481	(129,420)	(283,284)
Less: Comprehensive income (loss) attributable to noncontrolling interests	—	333	(4,596)
Comprehensive income (loss) attributable to Ecovyst Inc.	$ 85,481	$ (129,753)	$ (278,688)

See accompanying notes to consolidated financial statements.

ECOVYST INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	December 31, 2022	December 31, 2021
ASSETS		
Cash and cash equivalents	$ 110,920	$ 140,889
Accounts receivable, net	74,758	80,802
Inventories, net	44,362	53,813
Derivative assets	18,510	—
Prepaid and other current assets	19,154	16,165
Total current assets	267,704	291,669
Investments in affiliated companies	436,013	446,074
Property, plant and equipment, net	584,889	596,231
Goodwill	403,163	406,139
Other intangible assets, net	129,932	145,617
Right-of-use lease assets	28,265	30,115
Other long-term assets	34,587	15,374
Total assets	$ 1,884,553	$ 1,931,219
LIABILITIES		
Current maturities of long-term debt	$ 9,000	$ 9,000
Accounts payable	40,019	51,860
Operating lease liabilities—current	8,155	8,306
Accrued liabilities	72,229	75,915
Total current liabilities	129,403	145,081
Long-term debt, excluding current portion	865,870	872,839
Deferred income taxes	136,184	126,749
Operating lease liabilities—noncurrent	20,021	21,719
Other long-term liabilities	25,846	24,094
Total liabilities	1,177,324	1,190,482
Commitments and contingencies (Note 25)		
EQUITY		
Common stock ($0.01 par); authorized shares 450,000,000; issued shares 139,571,272 and 137,820,971 on December 31, 2022 and 2021, respectively; outstanding shares 122,186,238 and 136,938,758 on December 31, 2022 and 2021, respectively	1,396	1,378
Preferred stock ($0.01 par); authorized shares 50,000,000; no shares issued or outstanding on December 31, 2022 and 2021, respectively	—	—
Additional paid-in capital	1,091,475	1,073,409
Accumulated deficit	(242,010)	(315,707)
Treasury stock, at cost; shares 17,385,034 and 882,213 on December 31, 2022 and 2021, respectively	(149,624)	(12,551)
Accumulated other comprehensive (loss) income	5,992	(5,792)
Total equity	707,229	740,737
Total liabilities and equity	$ 1,884,553	$ 1,931,219

See accompanying notes to consolidated financial statements.

ECOVYST INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share data)

	Shares of Common stock	Common stock	Additional paid-in capital	Retained earnings (Accum. deficit)	Shares of Treasury stock	Treasury stock, at cost	Accum. other comp. income (loss)	Non-controlling interest	Total
Balance, December 31, 2019	136,861,382	$ 1,369	$ 1,696,899	$ 103,013	(396,421)	$ (6,483)	$(15,348)	$ 5,868	$1,785,318
Net loss	—	—	—	(278,771)	—	—	—	(2,933)	(281,704)
Other comprehensive income (loss)	—	—	—	—	—	—	83	(1,663)	(1,580)
Repurchases of common shares	—	—	—	—	(211,700)	(2,059)	—	—	(2,059)
Tax withholdings on equity award vesting	—	—	—	—	(175,465)	(2,539)	—	—	(2,539)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(1,219)	(1,219)
Dividends paid on common stock ($1.80 per share)	—	—	(243,749)	—	—	—	—	—	(243,749)
Stock compensation expense	—	—	24,366	—	—	—	—	—	24,366
Shares issued under equity incentive plan, net of forfeitures	240,761	2	343	—	—	—	—	—	345
Balance, December 31, 2020	137,102,143	1,371	1,477,859	(175,758)	(783,586)	(11,081)	(15,265)	53	1,277,179
Net (loss) income	—	—	—	(139,949)	—	—	—	333	(139,616)
Other comprehensive income	—	—	—	—	—	—	9,473	723	10,196
Tax withholdings on equity award vesting	—	—	—	—	(98,627)	(1,470)	—	—	(1,470)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(1,109)	(1,109)
Dividends paid on common stock ($3.20 per share)	—	—	(435,593)	—	—	—	—	—	(435,593)
Stock compensation expense	—	—	30,404	—	—	—	—	—	30,404
Shares issued under equity incentive plan, net of forfeitures	718,828	7	739	—	—	—	—	—	746
Balance, December 31, 2021	137,820,971	1,378	1,073,409	(315,707)	(882,213)	(12,551)	(5,792)	—	740,737
Net income (loss)	—	—	—	73,697	—	—	—	—	73,697
Other comprehensive income	—	—	—	—	—	—	11,784	—	11,784
Repurchases of common shares	—	—	—	—	(16,470,763)	(136,741)	—	—	(136,741)
Tax withholdings on equity award vesting	—	—	—	—	(32,058)	(332)	—	—	(332)
Stock compensation expense	—	—	17,469	—	—	—	—	—	17,469
Shares issued under equity incentive plan, net of forfeitures	1,750,301	18	597	—	—	—	—	—	615
Balance, December 31, 2022	139,571,272	$ 1,396	$ 1,091,475	$ (242,010)	(17,385,034)	$ (149,624)	$ 5,992	$ —	$ 707,229

See accompanying notes to consolidated financial statements.

ECOVYST INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years ended December 31,		
	2022	**2021**	**2020**
Cash flows from operating activities:			
Net income (loss)	$ 73,697	$ (139,616)	$ (281,704)
Net (income) loss from discontinued operations	(3,902)	141,410	335,984
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	65,121	65,955	65,333
Amortization	14,042	13,786	11,593
Amortization of deferred financing costs and original issue discount	2,031	1,907	2,515
Debt extinguishment costs	—	21,166	22,658
Foreign currency exchange loss (gain)	978	4,716	(5,264)
Pension and postretirement healthcare (benefit) expense	(1,015)	(302)	416
Pension and postretirement healthcare benefit funding	—	—	(3,264)
Deferred income tax (benefit) provision	1,652	4,548	(60,060)
Net loss on asset disposals	3,594	5,666	4,722
Stock compensation	20,632	31,838	17,194
Equity in net income from affiliated companies	(27,725)	(27,737)	(21,065)
Dividends received from affiliated companies	35,000	35,000	40,000
Other, net	(1,645)	(2,930)	(3,478)
Working capital changes that provided (used) cash, excluding the effect of acquisitions and dispositions:			
Receivables	5,503	(33,476)	6,971
Inventories	9,902	631	(2,976)
Prepaids and other current assets	5	(7,827)	(1,359)
Accounts payable	(10,127)	10,006	6,868
Accrued liabilities	(7,448)	12,597	5,015
Net cash provided by operating activities, continuing operations	180,295	137,338	140,099
Net cash provided by (used in) operating activities, discontinued operations	6,311	(7,420)	83,499
Net cash provided by operating activities	186,606	129,918	223,598
Cash flows from investing activities:			
Purchases of property, plant and equipment	(58,870)	(60,045)	(54,837)
Proceeds from business divestitures, net of cash	—	978,449	624,256
Payments for business divestiture	(3,744)	—	—
Proceeds from sale of assets	—	—	2,375
Business combinations, net of cash acquired	(488)	(42,639)	—
Other, net	81	(12)	—
Net cash (used in) provided by investing activities, continuing operations	(63,021)	875,753	571,794
Net cash used in investing activities, discontinued operations	—	(40,021)	(20,322)
Net cash (used in) provided by investing activities	(63,021)	835,732	551,472

	Years ended December 31,		
	2022	2021	2020
Cash flows from financing activities:			
Draw down of revolving credit facilities	—	—	126,500
Repayments of revolving credit facilities	—	—	(126,500)
Issuance of long-term debt, net of original issue discount and financing fees	—	897,750	640,340
Debt issuance costs	—	(1,293)	(8,987)
Repayments of long-term debt	(9,000)	(1,430,863)	(1,091,134)
Debt prepayment fees	—	(8,481)	(10,550)
Proceeds from financing obligation	—	16,005	—
Dividends paid to stockholders	—	(435,593)	(243,749)
Repurchases of common shares	(136,741)	—	(2,059)
Tax withholdings on equity award vesting	(332)	(1,470)	(2,539)
Proceeds from stock options exercised	611	746	373
Repayments of financing obligation	(2,692)	(1,435)	—
Other, net	(32)	1,545	(1,875)
Net cash used in financing activities, continuing operations	(148,186)	(963,089)	(720,180)
Net cash used in financing activities, discontinued operations	—	(1,144)	(2,640)
Net cash used in financing activities	(148,186)	(964,233)	(722,820)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(5,368)	2,253	11,052
Net change in cash, cash equivalents and restricted cash	(29,969)	3,670	63,302
Cash, cash equivalents and restricted cash at beginning of period	140,889	137,219	73,917
Cash, cash equivalents and restricted cash at end of period	110,920	140,889	137,219
Less: cash, cash equivalents and restricted cash of discontinued operations	—	—	(22,202)
Cash, cash equivalents and restricted cash at end of period of continuing operations	$ 110,920	$ 140,889	$ 115,017

For supplemental cash flow disclosures, see Note 28.
See accompanying notes to consolidated financial statements.

(Dollars in thousands, except share and per share amounts)

1. Background and Basis of Presentation:

Description of Business

Ecovyst Inc. and subsidiaries (the “Company” or “Ecovyst”) is a leading integrated and innovative global provider of specialty catalysts and services. The Company supports customers globally through its strategically located network of manufacturing facilities. The Company believes that its products, which are predominantly inorganic, and services contribute to improving the sustainability of the environment.

Basis of Presentation

On December 14, 2020, the Company completed the sale of its Performance Materials business for $650,000 and on August 1, 2021, completed the sale of its Performance Chemicals business for $1,100,000. The financial results of these business are presented as discontinued operations in the consolidated financial statements for the 2021 and 2020 periods presented. See Note 4 and Note 5 for more information on these transactions.

The Company has two uniquely positioned specialty businesses: Ecoservices provides sulfuric acid recycling to the North American refining industry for the production of alkylate and provides on-purpose virgin sulfuric acid for water treatment, mining, and industrial applications; and Catalyst Technologies provides finished silica catalysts and catalyst supports necessary to produce high strength and high stiffness plastics and, through its Zeolyst joint venture, supplies zeolites used for catalysts that help produce renewable fuels, remove nitric oxide from diesel engine emissions as well as sulfur from fuels during the refining process.

The Company’s regeneration services product group, which is a part of the Company’s Ecoservices segment, typically experiences seasonal fluctuations as a result of higher demand for gasoline products in the summer months and lower demand in the winter months. These demand fluctuations result in higher sales and working capital requirements in the second and third quarters.

The notes to the consolidated financial statements, unless otherwise indicated, are on a continuing operations basis.

2. Summary of Significant Accounting Policies:

Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its controlled subsidiaries. Investments in affiliated companies are recorded at cost plus the Company’s equity in their undistributed earnings. All intercompany transactions have been eliminated.

Foreign Currency Translation. All assets and liabilities of foreign subsidiaries and affiliated companies are translated to U.S. dollars using exchange rates in effect at the balance sheet date. Adjustments resulting from translation of the balance sheets are included in stockholders’ equity as part of accumulated other comprehensive income (loss). Adjustments resulting from translation of certain intercompany loans, which are not considered permanent and are denominated in foreign currencies, are included in other expense (income), net in the consolidated statements of income. The Company considers intercompany loans to be of a permanent or long-term nature if management expects and intends that the loans will not be repaid. For the years ended December 31, 2022, 2021 and 2020, all intercompany loan arrangements were determined to be non-permanent based on management’s intention as well as actual lending and repayment activity. Therefore, the foreign currency transaction gains or losses associated with the intercompany loans were recorded in the consolidated statements of income for the years ended December 31, 2022, 2021 and 2020.

Income and expense items are translated at average exchange rates during the year. Net foreign currency exchange (gains) and losses included in other expense (income), net were $978, $4,716 and $(5,264) for the years ended December 31, 2022, 2021 and 2020, respectively. The net foreign currency (gains) and losses realized during these years were primarily driven by the non-permanent intercompany debt denominated in local currency and translated to U.S. dollars.

Cash and Cash Equivalents. Cash and cash equivalents include highly liquid investments with original terms to maturity of 90 days or less from the time of purchase.

(Dollars in thousands, except share and per share amounts)

Restricted Cash. Restricted cash, which is restricted as to withdrawal or usage, is classified separately from cash and cash equivalents on the Company's consolidated balance sheets. The Company had no restricted cash balances as of December 31, 2022 and 2021.

Accounts Receivable and Allowance for Credit Losses. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for credit losses is the Company's best estimate of the amount of probable credit losses in its existing accounts receivable and is reviewed during each reporting period over their contractual life. The Company recognizes an allowance for credit losses based on historical collection experience, current regional economic and market conditions, the aging of accounts receivable and assessments of current creditworthiness of customers. Account balances are charged against the allowance when the Company believes it is probable that the associated receivables will not be recovered. If the financial condition of the Company's customers were to deteriorate resulting in an impairment of their ability to make payments, additional allowances may be required. The Company does not have any off-balance sheet credit exposure related to its customers. The Company's allowance for credit losses was not material as of December 31, 2022 and 2021.

Inventories. Certain domestic inventories are stated at the lower of cost or market and valued using the last-in, first-out ("LIFO") method. All other inventories are stated at the lower of cost or net realizable value and valued using the weighted average cost or first-in, first-out ("FIFO") methods.

Property, Plant and Equipment. Property, plant and equipment are carried at cost and include expenditures for new facilities, major renewals and betterments. The Company capitalizes the cost of furnace rebuilds as part of property, plant and equipment. Maintenance, repairs and minor renewals are charged to expense as incurred. The Company capitalizes certain internal costs associated with the implementation of purchased software. When property, plant and equipment is retired or otherwise disposed of, the net carrying amount is eliminated with any gain or loss on disposition recognized in earnings at that time.

Depreciation is provided on the straight-line method based on the estimated useful lives of the assets, which generally range from 15 to 33 years for buildings and improvements and 3 to 10 years for machinery and equipment. Leasehold improvements are depreciated using the straight-line method based on the shorter of the useful life of the improvement or remaining lease term.

The Company capitalizes the interest cost associated with the development and construction of significant new plant and equipment and depreciates that amount over the lives of the related assets. Capitalized interest recorded during the years ended December 31, 2022, 2021 and 2020 was $1,442, $1,235 and $1,788, respectively.

Leases. The Company has operating and finance lease agreements with remaining lease terms as of December 31, 2022 of up to 23 years, including leases of land, buildings, railcars, vehicles, manufacturing equipment and general office equipment. Some leases include options to terminate or extend for one or more years. These options are incorporated in the Company's lease term when it is reasonably certain that the option will be exercised. Some leases include options to purchase, which the Company assesses under the guidance to determine if these leases should be classified as finance lease agreements.

When the Company enters into an arrangement, at inception, the Company determines if the arrangement contains a lease and whether that lease meets the classification criteria of a finance or operating lease. Some of the Company's lease arrangements contain lease components (e.g. minimum rent payments) and non-lease components (e.g. maintenance). The Company accounts for the lease and non-lease components separately based on the estimated standalone price of each component. Certain of the Company's lease agreements include rental payments that are adjusted periodically for an index or rate and these are initially measured using the index or rate in effect at the commencement date. Variable lease expense is recognized in the period in which the obligation for those payments is incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company recognizes a right-of-use lease asset and lease liability at the lease commencement date based on the present value of the remaining lease payments over the lease term. The Company assesses its leasing arrangements to determine the rate implicit in the lease arrangement. Historically, the Company's leasing arrangements do not contain the information necessary to determine the rate implicit in the lease. As such, the Company utilizes its incremental borrowing rate over the relevant lease term, which is the rate of interest that it would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. The incremental borrowing rate is determined at the lease commencement date and is developed utilizing a readily available market interest rate curve adjusted for the Company's credit quality. The Company has elected to use a portfolio approach to apply its incremental borrowing rate to individual leases based on lease term and geographic jurisdiction. Short-term leases, which have an initial term of twelve months or less, are not recorded on the Company's balance sheet.

Lease expense for operating leases is recognized on a straight-line basis over the lease term. Lease expense for financing leases is bifurcated into two components, with the amortization expense component of the right-of-use asset recognized on a straight-line basis and the interest expense component recognized using the effective interest method over the lease term. The amortization expense component of the right-of-use lease asset is included in cost of goods sold and in selling, general and administrative expenses and the interest expense component is included in interest expense, net on the consolidated statements of income.

Spare Parts. Spare parts are maintained by the Company's facilities to keep machinery and equipment in working order. Spare parts are capitalized and included in other long-term assets. Spare parts are measured at cost and are not depreciated or expensed until utilized; however, reserves may be provided on aged spare parts. When a spare part is utilized as part of an improvement to property, plant and equipment, the carrying value is depreciated over the applicable life once placed in service. Otherwise, the spare part is expensed and charged as a cost of production when utilized.

Investments in Affiliated Companies. Investments in affiliated companies are accounted for using the equity method of accounting if the investment provides the Company with the ability to exercise significant influence, but not control, over the investee. Significant influence is generally deemed to exist if the Company's ownership interest in the voting stock of the investee ranges between 20% and 50%, although other factors, such as representation on the investee's board of directors and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. Under the equity method of accounting, the investments in equity-method investees are recorded in the consolidated balance sheets as investments in affiliated companies, and the Company's share of the investees' earnings or losses, together with other than temporary impairments in value, is recorded as equity in net income from affiliated companies in the consolidated statements of income. Any differences between the Company's cost of an equity method investment and the underlying equity in the net assets of the investment, such as fair value step-ups resulting from acquisitions, are accounted for according to their nature and impact the amounts recognized as equity in net income from affiliated companies in the consolidated statements of income.

The Company evaluates all distributions received from its equity method investments using the nature of distribution approach. Under this approach, the Company evaluates the nature of activities of the investee that generated the distribution. The distributions received are either classified as a return on investment, which is presented as a component of operating activities on the Company's consolidated statements of cash flows, or as a return of investment, which is presented as a component of investing activities on the Company's consolidated statements of cash flows.

The Company evaluates its equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may be impaired. If a decline in the value of an equity method investment is determined to be other than temporary, a loss is recorded in earnings in the current period.

Goodwill and Intangible Assets. Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. The Company is required to test goodwill associated with each of its reporting units for impairment at least annually and whenever events or circumstances indicate that it is more likely than not that goodwill may be impaired. The Company performs its annual goodwill impairment test as of October 1.

Goodwill is tested for impairment at the reporting unit level. In performing tests for goodwill impairment, the Company is able to use its discretion to first perform an optional qualitative assessment about the likelihood of the carrying value of a reporting unit exceeding its fair value. The qualitative assessment need not be applied to all reporting units. If the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount based on the qualitative assessment, the Company will perform a quantitative goodwill impairment test to identify the potential goodwill impairment and measure the amount of the goodwill impairment loss, if any, to be recognized for that reporting unit. For the annual assessments in 2022 and 2021, the Company bypassed the option to perform the qualitative assessment and proceeded directly to performing the quantitative goodwill impairment test for each of its reporting units. The quantitative test identifies both the potential existence of impairment and the amount of impairment loss.

In applying the quantitative test, the Company calculates and compares the reporting unit's estimated fair value to its carrying value, including goodwill. If the fair value of a reporting unit exceeds its carrying value, goodwill is not impaired. If the carrying value of a reporting unit exceeds its fair value, an impairment loss is recognized for the amount by which the carrying value exceeds the reporting unit's fair value. An impairment loss cannot exceed the carrying value of goodwill assigned to a reporting unit and the loss establishes a new basis in the goodwill. Subsequent reversal of an impairment loss is not permitted.

For intangible assets other than goodwill, definite-lived intangible assets are amortized over their respective estimated useful lives. Intangible assets with indefinite lives are not amortized, but rather are tested for impairment at least annually or more frequently if events occur or circumstances change that would more likely than not reduce the fair value of the intangible asset below its carrying amount. The Company tests its indefinite-lived intangible assets as of October 1 of each year in conjunction with its annual goodwill impairment test.

Impairment Assessment of Long-Lived Assets. The Company performs an impairment review of property, plant and equipment and definite-lived intangible assets when facts and circumstances indicate that the carrying value of an asset or asset group may not be recoverable from its undiscounted future cash flows. When evaluating long-lived assets for impairment, if the carrying amount of an asset or asset group is found not to be recoverable, a potential impairment loss may be recognized. An impairment loss is measured by comparing the carrying amount of the asset or asset group to its fair value. Fair value is determined using quoted market prices when available, or other techniques including discounted cash flows. The Company's estimates of future cash flows involve assumptions concerning future operating performance, economic conditions and technological changes that may affect the future useful lives of the assets.

Derivative Financial Instruments. The Company utilizes certain derivative financial instruments to enhance its ability to manage risk, including exposure to interest rate fluctuations that exist as part of ongoing business operations. Derivative instruments are entered into for periods consistent with the related underlying exposures and do not constitute positions independent of those exposures.

All derivatives designated as hedges are recognized on the consolidated balance sheets at fair value. The Company may designate a derivative as a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge), a foreign currency fair-value or cash-flow hedge (foreign currency hedge), or a hedge of a net investment in a foreign operation (net investment hedge). The Company's hedging strategies include derivatives designated as cash flow hedges and net investment hedges.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income and subsequently reclassified into earnings in the same period(s) in which the hedged transaction affects earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a hedge of a net investment in a foreign operation are recorded in the foreign currency translation adjustment account within accumulated other comprehensive income, where the associated gains and losses will remain until such time that the hedged net investment (foreign subsidiary) is sold or liquidated.

Changes in the fair value of a derivative that is not designated or does not qualify as a hedge are recorded in the consolidated statements of income. Cash flows from derivative instruments are reported in the same cash flow category as the cash flows from the items being hedged.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. The Company also formally assesses whether each hedging relationship is highly effective in achieving offsetting changes in fair values or cash flows of the hedged item during the period, both at the inception of the hedge and on an ongoing basis. If it is determined that a derivative is not highly effective as a hedge, or if a derivative ceases to be a highly-effective hedge, hedge accounting is discontinued with respect to that derivative prospectively.

Fair Value Measurements. The Company measures fair value using the guidelines under U.S. generally accepted accounting principles ("GAAP"). An asset's fair value is defined as the price at which the asset could be exchanged in a current transaction between market participants. A liability's fair value is defined as the amount that would be paid to transfer the liability to a market participant, not the amount that would be paid to settle the liability with the creditor. The carrying values of cash, accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short-term nature of these items. See Note 8 to these consolidated financial statements regarding the application of fair value measurements and Note 18 regarding the fair value of debt.

Treasury Stock. The Company records repurchases of its common stock for treasury at cost. Upon the reissuance of the Company's common stock from treasury, differences between the proceeds from reissuance and the average cost of the treasury stock are credited or charged to capital in excess of par value to the extent of prior credits related to the reissuance of treasury stock. If no such credits exist, the differences are charged to retained earnings. See Note 9 of these consolidated financial statements regarding the Company's treasury stock repurchases.

Revenue Recognition. In determining the appropriate amount of revenue to be recognized as the Company fulfills its obligations under its agreements, the Company performs the following steps: (i) identification of the contract with the customer; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company identifies a contract when an agreement with a customer creates legally enforceable rights and obligations, which occurs when a contract has been approved by both parties, the parties are committed to perform their respective obligations, each party's rights and payment terms are clearly identified, commercial substance exists and it is probable that the Company will collect the consideration to which it is entitled.

The Company may offer rebates to customers who have reached a specified volume of optional purchases. The Company recognizes rebates given to customers as a reduction of revenue based on an allocation of the cost of honoring rebates earned and claimed to each of the underlying revenue transactions that result in progress by the customer toward earning the rebate. Rebates are recognized at the time revenue is recorded. The Company measures the rebate obligation based on the estimated amount of sales that will result in a rebate at the adjusted sales price per the respective sales agreement.

Shipping and Handling. Amounts billed to a customer in a sale transaction related to shipping and handling, if any, represent revenues earned for the goods provided and are classified as revenue. Costs related to shipping and handling of products shipped to customers are classified as cost of goods sold. See Note 7 of these consolidated financial statements for disclosures regarding the recognition of revenue for shipping and handling costs that are billed to customers.

Research and Development. Research and development costs of $7,232, $7,499 and $7,137 for the years ended December 31, 2022, 2021 and 2020, respectively, were expensed as incurred and reported in selling, general and administrative expenses in the consolidated statements of income.

Income Taxes. The Company operates within multiple taxing jurisdictions and is subject to tax filing requirements and potential audits within these jurisdictions. The Company uses the asset and liability method in accounting for income taxes. Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, using statutory tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. The Company evaluates its deferred tax assets each period to ensure that estimated future taxable income will be sufficient in character (e.g., capital gain

(Dollars in thousands, except share and per share amounts)

versus ordinary income treatment), amount and timing, to result in their realizability. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets, unless it is more likely than not that those assets will be realized.

Generally, APB 23 of ASC Topic 740, Income Taxes ("ASC 740"), provides guidance with respect to establishing deferred income taxes on earnings from foreign subsidiaries, to the extent that these earnings are considered to be available for repatriation. Further, ASC 740-30 requires that deferred taxes be established with respect to the earnings of a foreign subsidiary, unless existing tax law provides a means by which the investment in a subsidiary can be recovered tax-free. The Company has determined that it is able to repatriate the non-permanently reinvested earnings of its foreign subsidiaries in a tax-free manner. As such, the Company is able to asset, for purposes of ASC 740-30, that no deferred income taxes are needed with respect to earnings from foreign subsidiaries.

The Company recognizes a financial statement benefit for positions taken for tax return purposes when it will be more likely than not (i.e. greater than 50%) that the positions will be sustained upon tax examination, based solely on the technical merits of the tax positions. Otherwise, no tax benefit is recognized. The tax benefits recognized are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. Tax examinations are often complex as tax authorities may disagree with the treatment of items reported by the Company and may require several years to resolve. These accrued liabilities represent a provision for taxes that are reasonably expected to be incurred on the basis of available information but which are not certain.

Environmental Expenditures. Environmental expenditures that pertain to current operations or to future revenues are expensed or capitalized consistent with the Company's capitalization policy for property, plant and equipment. Expenditures that result from the remediation of an existing condition caused by past operations and that do not contribute to current or future revenues are expensed. Liabilities are recognized for remedial activities when the remediation is probable and the cost can be reasonably estimated. Recoveries of expenditures for environmental remediation are recognized as assets only when recovery is deemed probable. See Note 25 to these consolidated financial statements regarding commitments and contingencies.

Deferred Financing Costs. Financing costs incurred in connection with the issuance of long-term debt are deferred and presented as a direct reduction from the related debt instruments on the Company's consolidated balance sheets. Deferred financing costs are amortized as interest expense using the effective interest method over the respective terms of the associated debt instruments.

Stock-Based Compensation. The Company applies the fair value based method to account for stock options, restricted stock awards, restricted stock units and performance stock units issued in connection with its equity incentive plans. Stock-based compensation expense is recognized on a straight-line basis over the vesting periods of the respective awards, and the Company accounts for forfeitures of equity incentive awards as they occur. In connection with the vesting of restricted stock awards, restricted stock units and performance stock units, shares of common stock may be delivered to the Company by employees to satisfy withholding tax obligations at the instruction of the employee award holders. These transactions when they occur are accounted for as stock repurchases by the Company, with the shares returned to treasury stock at a cost representing the payment by the Company of the tax obligations on behalf of the employees in lieu of shares for the vesting event. See Note 23 to these consolidated financial statements regarding compensation expense associated with the Company's equity incentive awards.

Pensions and Postretirement Benefits. The Company sponsors two funded defined benefit pension plans that cover certain employees. Benefits for the plans are generally based on average final pay and years of service. The Company's funding policy is to fund the minimum required contributions consistent with statutory requirements based on actuarial computations utilizing the projected unit credit method of calculation. The pension plans' assets include equity and fixed income securities. Certain assumptions are made regarding the occurrence of future events affecting pension costs, such as mortality, withdrawal, disablement and retirement, changes in compensation and benefits, and discount rates to reflect the time value of money.

(Dollars in thousands, except share and per share amounts)

The major elements in determining pension income and expense are pension liability discount rates and the expected return on plan assets. The Company references rates of return on high-quality, fixed income investments when estimating the discount rate, and the expected period over which payments will be made based upon historical experience. The long-term rate of return used to calculate the expected return on plan assets is the average rate of return estimated to be earned on invested funds for providing pension benefits.

In addition to pension benefits, the Company provides certain health care benefits for employees who meet age, participation and length of service requirements at retirement. The Company uses explicit assumptions using the best estimates available of the plan's future experience. Principal actuarial assumptions include: discount rates, present value factors, retirement age, participation rates, mortality rates, cost trend rates, Medicare reimbursement rates and per capita claims cost by age. Current interest rates as of the measurement date are used for discount rates in present value calculations.

The Company also has defined contribution plans covering domestic employees of the Company and certain subsidiaries.

Contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a loss has been incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company's financial statements. If the assessment indicates that a loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed, including the approximate term, how the guarantee arose, and the events or circumstances that would require the guarantor to perform under the guarantee.

Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification and Correction of an Error. Certain reclassifications and correction of an error have been made to the historical presentation of the consolidated financial statements and the notes accompanying the consolidated financial statements.

During the preparation of the condensed consolidated financial statements for the period ended September 30, 2022, the Company identified a presentation error in the condensed consolidated statements of comprehensive income for the 2021 comparable periods presented. The presentation of comprehensive income (loss) inadvertently omitted the release of accumulated other comprehensive income (loss) related to foreign currency translation and deferred pension and postretirement benefit plan losses in conjunction with the sale of the Company's Performance Chemicals business. The presentation of other comprehensive income (loss) for the year ended December 31, 2021, was corrected for the additional comprehensive loss of $9,123, of which $723 of comprehensive income was attributed to noncontrolling interest. This presentation error in other comprehensive income (loss) was also corrected for the year ended December 31, 2020, which resulted in additional comprehensive income of $13,835, of which $740 was attributed to noncontrolling interest. Additionally, Note 9 was corrected for this presentation error. The Company assessed the materiality of the error and concluded it was not material to the Company's previously issued financial statements for the years ended December 31, 2021 and 2020. There was no impact on the consolidated statements of income, consolidated balance sheets and consolidated statements of cash flows for the years ended December 31, 2021 and 2020.

The previously disclosed disposal of business presented in accumulated other comprehensive income (loss) has been reclassified to other comprehensive income (loss) in the condensed consolidated statement of stockholders' equity.

(Dollars in thousands, except share and per share amounts)

3. New Accounting Standards:

Recently Adopted Accounting Standards

In November 2021, the Financial Accounting Standards Board ("FASB") issued guidance that requires entities to provide certain disclosures when they (1) have received government assistance and (2) use a grant or contribution accounting model by analogy to other accounting guidance. Previously, there was no guidance under GAAP on recognizing or measuring government grants to business entities. The new guidance does not provide any additional guidance on this topic; rather, it only provides guidance on required disclosures for business entities that receive government assistance and apply another grant or contribution accounting framework by analogy. The new guidance is effective for fiscal years beginning after December 15, 2021, with early adoption permitted, and can be applied either prospectively or retrospectively. The Company adopted the new guidance as required on January 1, 2022; the Company has not identified any significant government assistance or grants subject to the scope of the guidance upon adoption.

In March 2020 and January 2021, the FASB issued guidance to address certain accounting consequences from the anticipated transition from the use of the London Interbank Offered Rate ("LIBOR") and other interbank offered rates to alternative reference rates. The new guidance contains practical expedients for reference rate reform related activities that impact debt, leases, derivatives and other contracts. The guidance is optional and may be elected over time as reference rate reform activities occur. The time period through which the practical expedients provided in the guidance is available was set to expire on December 31, 2022, but was extended through December 31, 2024 by the FASB in December 2022. During the year ended December 31, 2020, the Company elected to apply the hedge accounting expedients related to probability and the assessments of effectiveness for future LIBOR-indexed cash flows to assume that the index upon which future hedged transactions will be based on matches the index of the corresponding derivatives. Application of these expedients preserves the presentation of derivatives consistent with past presentation. In February 2023, the Company amended the 2021 Term Loan Facility, the ABL Facility and all existing interest rate caps agreements to replace LIBOR with a secured overnight financing rate ("SOFR") as the benchmark interest rate. See Notes 18 and 20 to these consolidated financial statements for additional information. The Company plans to utilize the practical expedients under the guidance with respect to the transition of its debt facilities and interest rate hedging arrangements to SOFR, with no material impact to its consolidated financial statements anticipated.

Accounting Standards Not Yet Adopted as of December 31, 2022

In October 2021, the FASB issued guidance that requires contract assets and contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with revenue recognition guidance. Under current GAAP, contract assets and contract liabilities acquired in a business combination are recorded by the acquirer at fair value. The new guidance creates an exception to the general recognition and measurement principles related to business combinations, and is expected to result in the acquirer recognizing contract assets and liabilities at the same amounts recorded by the acquiree. The new guidance is effective for business combinations occurring during fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. The Company adopted the new guidance effective January 1, 2023 as required, and will apply the guidance prospectively to business combinations that occur after the adoption date.

4. Performance Materials Divestiture:

On December 14, 2020, the Company completed the sale of its Performance Materials business to Potters Buyer, LLC (the "Purchaser"), an affiliate of The Jordan Company, L.P., for a purchase price of $650,000. The net cash proceeds to the Company from the sale were $624,256 after certain customary adjustments for indebtedness, working capital and cash at the closing of the transaction. The Company classified the proceeds within net cash provided by (used in) investing activities – continuing operations in the consolidated statements of cash flows and used the net proceeds from the sale as well as cash on hand to pay down debt and issue a special cash dividend of $1.80 per share to stockholders.

In the fourth quarter of 2020, the Performance Materials business met the criteria set forth in Accounting Standards Codification 205-20, Presentation of Financial Statements – Discontinued Operations ("ASC 205-20"), as the sale represents a strategic shift that will have a major effect on the Company's operations and financial results. As a result, the Company's consolidated financial statements for all periods presented reflect the Performance Materials business as a

(Dollars in thousands, except share and per share amounts)

discontinued operation. The divested business was historically reported in the Performance Materials reportable segment, with the exception of certain Australian operations that were historically reported in the Performance Chemicals reportable segment.

The total transaction costs incurred in connection with the sale were approximately $13,161 for the year ended December 31, 2020. The Company recorded a pre-tax loss on sale of $70,878, which is included in net (loss) income from discontinued operations, net of tax in the Company's consolidated statements of income for the year ended December 31, 2020. The following is a reconciliation of the loss recorded on the sale:

Net proceeds received from the sale of Performance Materials	$	624,256
Transaction costs		(13,161)
Net assets derecognized		(681,973)
Loss on sale of Performance Materials	$	(70,878)

In connection with the sale of Performance Materials and the related loss, as noted above, the Company has recognized a tax expense of $58,008 within discontinued operations for the year ended December 31, 2020.

The following table summarizes the results of discontinued operations for the periods presented:

		Year ended December 31, 2020
Sales	$	342,738
Cost of goods sold		251,917
Selling, general and administrative expenses		33,195
Other operating expense, net		18,289
Operating income		39,337
Equity in net income from affiliated companies		(37)
Interest expense, net [(1)]		16,210
Other income, net		(3,481)
Loss on sale of Performance Materials		70,878
Loss from discontinued operations before income tax		(44,233)
Provision for income taxes		58,008
Loss from discontinued operations, net of tax	$	(102,241)

(1) The closing of the transaction triggered the Company's obligation to provide partial repayment under both its Amended and Restated Term Loan Credit Agreement, dated May 4, 2016, and its New Term Loan Credit Agreement, dated as of July 22, 2020. As such, interest expense has been allocated to discontinued operations on the basis of the Company's required refinancing of debt repayment provision of $275,787 of the 2018 Term Loan Facility and its required repayment of $188,722 of the 2020 Term Loan Facility.

During the year ended December 31, 2021, the Company incurred transaction costs of $2,054 and stock-based compensation expense of $1,970, and an associated tax benefit of $988 related to the Performance Materials divestiture, as well as a provision to return benefit of $5,429 related to the filing of the 2020 tax returns filed in the fourth quarter of 2021, which is included in loss from discontinued operations, net of tax.

(Dollars in thousands, except share and per share amounts)

Net income attributable to the noncontrolling interest related to the Performance Materials business, net of tax was $265 for the year ended December 31, 2020.

Upon the close of the transaction, the Company entered into a Transition Services Agreement with the Purchaser pursuant to which the Purchaser was receiving certain services to provide for the orderly transition of various functions and processes after the closing of the transaction. The services under the Transition Services Agreement include information technology, accounting, tax, financial services, human resources, facilities, and other administrative support services. These services were provided at cost for a period of nine months following the close of the transaction. The Company billed $3,314 under the Transition Services Agreement to the Purchaser during the year ended December 31, 2021. Those billings are included in selling, general and administrative expenses on the consolidated financial statements.

Additionally, in connection with the transaction, the Company entered into various supply agreements with the Purchaser. Cash flows associated with these transition services and supply agreements were not material to the Company's results of operations.

5. Performance Chemicals Divestiture:

On February 28, 2021, the Company entered into a definitive agreement to sell its Performance Chemicals business to Sparta Aggregator L.P. (the "Buyer"), a partnership established by Koch Minerals & Trading, LLC and Cerberus Capital Management, L.P. for a purchase price of $1,100,000 subject to certain adjustments including indebtedness, cash, working capital and transaction expenses. The Company completed the sale of its Performance Chemicals business effective on August 1, 2021. The net cash proceeds to the Company from the sale were $978,449 after certain customary adjustments for indebtedness, working capital and cash at the closing of the transaction. The Company classified the proceeds within net cash provided by (used in) investing activities – continuing operations in the consolidated statements of cash flows and used the net proceeds from the sale as well as cash on hand to pay down debt and issue a special cash dividend of $3.20 per share to stockholders.

Prior to the closing of the transaction, the disposal group was tested for recoverability as of each of the balance sheet dates since meeting the discontinued operations criteria, and the Company recognized an estimated disposal loss of $109,584 during the year ended December 31, 2021, which was included in net loss from discontinued operations, net of tax on the consolidated statements of income for the respective periods.

During the year ended December 31, 2021, the Company incurred transaction costs of $35,402 and stock-based compensation expense of $5,691 in connection with the sale, which is included in loss from discontinued operations, net of tax. The final pre-tax loss on the sale of the Performance Chemicals business was $150,230, which is included in net (loss) income from discontinued operations, net of tax in the Company's consolidated statements of income for the year ended December 31, 2021. The following is a reconciliation of the loss recorded on the sale:

Net proceeds received from the sale of the Performance Chemicals business	$	978,449
Transaction costs		(35,402)
Net assets derecognized		(1,093,277)
Loss on sale of the Performance Chemicals business	$	(150,230)

In connection with the sale of the Performance Chemicals business and the related loss, as noted above, the Company has recognized a tax benefit of $37,255 within net loss from discontinued operations, net of tax on the consolidated statement of income for the year ended December 31, 2021.

During the year ended December 31, 2022, the Company recognized $3,902 of net income from discontinued operations, net of tax, related to the sale of the Performance Chemicals business for an income tax benefit upon the finalization of the Company's U.S. income tax returns, partially offset by a tax indemnity claim resulting from the transaction.

(Dollars in thousands, except share and per share amounts)

The following table summarizes the results of discontinued operations related to Performance Chemicals for the periods presented:

	Years ended December 31,		
	2022	2021	2020
Sales	$ —	$ 389,870	$ 614,704
Cost of goods sold	—	284,220	492,302
Selling, general and administrative expenses	—	29,856	43,749
Goodwill impairment charge	—	75,080	260,000
Other operating expense, net[(1)]	2,409	14,765	33,144
Loss on sale of the Performance Chemicals business	—	150,230	—
Operating loss	(2,409)	(164,281)	(214,491)
Equity in net income from affiliated companies	—	(111)	(172)
Interest expense, net [(2)]	—	10,730	16,570
Other income, net	—	(6,210)	(1,089)
Loss from discontinued operations before income	(2,409)	(168,690)	(229,800)
(Benefit) Provision for income taxes	(6,311)	(24,886)	3,943
Loss from discontinued operations, net of tax	$ 3,902	$ (143,804)	$ (233,743)

(1) The Company reclassified transaction costs that were previously recorded to this line item and included those charges in the line item Loss on sale of the Performance Chemicals business during the years ended December 31, 2021 and 2020.

(2) Upon the close of the transaction, the Company used a portion of the net proceeds to repay a portion of its outstanding debt amounting to $526,363. Refer to Note 18 for additional details on the repayment of outstanding debt. Prior to the Company's debt refinancing in June 2021, the Company's outstanding term loan facilities had required refinancing of debt with repayment provisions. As a result, interest expense has been allocated to discontinued operations on the basis of the Company's total repayment of $526,363.

Net income (loss) attributable to the noncontrolling interest related to the Performance Chemicals business, net of tax was $333 and $(3,198) for the years ended December 31, 2021 and 2020, respectively. Net loss attributable to Ecovyst Inc., related to the Performance Chemicals business, net of tax was $(144,137) and $(230,545) for the years ended December 31, 2021 and 2020, respectively.

In connection with the divestiture of the Performance Chemicals business, the Company entered into a five year contract manufacturing agreement effective on August 2, 2021 with PQ Silicas UK Ltd., a subsidiary of the Buyer, related to a facility in Warrington, United Kingdom. Pursuant to this agreement, the Buyer will manufacture and sell silica catalyst finished good products to the Company, which are finished good products sold within the Company's Catalyst Technologies segment. Additionally, certain machinery, equipment, and other tangible personal property assets identified in the Agreement ("Catalyst Production Assets") owned by the Buyer will be used exclusively in the manufacture of silica catalyst products for the Company. The Company did not meet the requirements for a sale-leaseback transaction as described in Accounting Standards Codification 842-40, Leases - Sale-Leaseback Transactions. Under the failed-sale-leaseback accounting model, the Company is deemed under GAAP to still own the Catalyst Production Assets, which the Company must continue to reflect in its consolidated balance sheet and depreciate over the assets' remaining useful lives. For the year ended December 31, 2021, the Company recorded a financing obligation of £11,648 (equivalent $16,005). The current portion of the obligation is included in accrued liabilities and the long-term portion in other long-term liabilities on the consolidated balance sheets.

(Dollars in thousands, except share and per share amounts)

Based on the estimated fair market value of the Catalyst Production Assets, the failed-sale-leaseback accounting treatment resulted in an allocation of $16,005 of the cash proceeds from the sale to cash flows from financing activities in the consolidated statement of cash flows for the year ended December 31, 2021, due to the requirement to treat this portion of the proceeds as though it were the result of a financing obligation. The agreement has an initial term of five years, with an option to renew, as well as an “Option Bill of Sale” which provides for the transfer from the Buyer to the Company of the Catalyst Production Assets upon the Company’s exercise of a one-dollar purchase option. Payments made to the Buyer under the contact manufacturing agreement were $7,872 and $3,395 for the years ended December 31, 2022 and 2021, respectfully.

In addition to the contract manufacturing agreement noted above, the Company also entered into certain supply agreements with the Buyer, as well as a Transition Services Agreement, pursuant to which the Buyer was receiving and performing certain services to provide for the orderly transition of various functions and processes after the closing of the transaction. The services under the Transition Services Agreement include information technology, accounting, tax, financial services, human resources, facilities, and other administrative support services. These services were provided for a period of six months, which ended in January 2022. Billings under the Transition Services Agreement to the Buyer during the years ended December 31, 2022 and 2021 were immaterial. Those billings are included in selling, general and administrative expenses on the consolidated financial statements for the years ended December 31, 2022 and 2021.

6. Acquisition:

On March 1, 2021 (the “Closing Date”), the Company completed the acquisition of Chem32, LLC (“Chem32”) as part of a stock transaction (the “Acquisition”) for $44,000 in cash. Based in Orange, Texas, Chem32 is a leader in ex situ sulfiding and pre-activation for hydro-processing catalysts. The net cash paid by the Company was $42,639, after certain customary adjustments for indebtedness, working capital, cash and a holdback amount pursuant to the agreement. A portion of the holdback was settled in September 2022 for $488, with $512 of the holdback remaining as of December 31, 2022.

Chem32 is reported as part of the Ecoservices segment. The Company’s consolidated financial statements include Chem32’s results of operations from the Closing Date through December 31, 2021. Net sales and net income attributable to Chem32 during this period are included in the Company’s consolidated statement of income for the year ended December 31, 2021 and totaled $14,419 and $4,755, respectively. Acquisition and integration costs were $1,235 for the year ended December 31, 2021 and are included in other operating expense, net in the Company’s consolidated statements of income.

The Company believes that the Acquisition will offer a more robust portfolio of services within the refining industry by leveraging the Company’s existing relationships, therefore contributing to a total purchase price that resulted in the recognition of $14,778 of goodwill, which was deductible for tax purposes during the year ended December 31, 2021. The Acquisition was accounted for using the acquisition method of accounting. Under the acquisition method, the purchase price was allocated to the identifiable net assets acquired based on the fair values of the identifiable assets acquired and liabilities assumed as of the Closing Date. The excess of the purchase price over fair values of the identifiable net assets acquired was recorded to goodwill. During the year ended December 31, 2022, the Company recorded an immaterial adjustment between goodwill and deferred tax liabilities related to the final tax purchase price allocation. See Note 16 to these consolidated financial statements for further information.

(Dollars in thousands, except share and per share amounts)

The following table sets forth the calculation and allocation of the purchase price to the identifiable net assets acquired with respect to the Acquisition, which was complete as of December 31, 2021:

	Purchase Price Allocation
Cash paid, net of cash acquired	$ 42,639
Holdback	1,000
Total consideration, net of cash acquired	$ 43,639
Recognized amounts of identifiable assets acquired and liabilities assumed:	
Receivables	$ 1,368
Inventories	204
Prepaid and other current assets	351
Property, plant and equipment	5,046
Other intangible assets	22,100
Other long-term assets	187
Fair value of assets acquired	29,256
Accounts payable	207
Accrued liabilities	188
Fair value of net assets acquired	28,861
Goodwill	14,778
	$ 43,639

In accordance with the requirements of the purchase method of accounting for acquisitions, accounts receivable and inventories were recorded at fair market value. As of the Closing Date, the fair value of accounts receivable approximated historical cost. The gross contractual amount of accounts receivable at the Closing Date was $1,368, of which there was no amount deemed uncollectible. Fair value of inventory is defined as estimated selling prices less the sum of (a) costs of disposal and (b) a reasonable profit allowance for the selling effort of the acquiring entity, which the Company determined acquired cost equaled fair value of the inventory acquired.

The valuation of the intangible assets acquired and the related weighted-average amortization periods were as follows:

	Amount	Weighted-Average Expected Useful Life (in years)
Intangible assets subject to amortization:		
Customer relationships	$ 16,000	10
Technical know-how	3,800	10
Non-compete agreements	700	5
Trade names	1,600	10
Total intangible assets subject to amortization	$ 22,100	

The Company's cost of goods sold for the year ended December 31, 2021 includes a pre-tax charge of $317 of additional amortization expense related to identified intangible assets, which would have been recorded during the reporting period if the adjustments to the provisional amounts had been recognized as of the Closing Date. The Company's other operating expense, net for the year ended December 31, 2021 includes a pre-tax charge of $1,583 of additional amortization expense related to identified intangible assets, which would have been recorded during the reporting period if the adjustments to the provisional amounts had been recognized as of the Closing Date.

Pro forma financial information has not been presented as it is immaterial for the year ended December 31, 2021.

7. Revenue from Contracts with Customers:

Revenue Recognition Model

As described in Note 2, the Company applies the five-step revenue recognition model to each contract with its customers.

Evidence of a contract between the Company and its customers may take the form of a master service agreement ("MSA"), a MSA in combination with an underlying purchase order, a combination of a pricing quote with an underlying purchase order or an individual purchase order received from a customer. The Company and certain of its customers enter into MSAs that establish the terms, including prices, under which orders to purchase goods may be placed. In cases where the MSA contains a distinct order for goods or contains an enforceable minimum quantity to be purchased by the customer, the Company considers the MSA to be evidence of a contract between the Company and its customer as the MSA creates enforceable rights and obligations. In cases where the MSA does not contain a distinct order for goods, the Company's contract with a customer is the purchase order issued under the MSA. Customers of the Company may also negotiate orders via pricing quotes, which typically detail product pricing, delivery terms and payment information. When a customer procures goods under this method, the Company considers the combination of the pricing quote and the purchase order to create enforceable rights and obligations. Absent either a MSA or pricing quote, the Company considers an individual purchase order remitted by a customer to create enforceable rights and obligations.

The Company identifies a performance obligation in a contract for each promised good that is separately identifiable from other promises in the contract and for which the customer can benefit from the good. The majority of the Company's contracts have a single performance obligation, which is the promise to transfer individual goods to the customer. Single performance obligations are satisfied according to the shipping terms noted within the MSA or purchase order. The Company has certain contracts that include multiple performance obligations under which the purchase price for each distinct performance obligation is defined in the contract. These distinct performance obligations may include stand-ready provisions, which are arrangements to provide a customer assurance that they will have access to output from the Company's manufacturing facilities, or monthly reservations of capacity fees. The Company considers stand-ready provisions and reservation of capacity fees to be performance obligations satisfied over time. Revenues related to stand-ready provisions and reservation of capacity fees are recognized on a ratable basis throughout the contract term and billed to the customer on a monthly basis.

Revenue from product sales are recorded at the sales price, which includes estimates of variable consideration for which reserves are established and which result from discounts, returns or other allowances that are offered within contracts between the Company and its customers.

The Company recognizes revenues when performance obligations under the terms of a contract with its customer are satisfied, which generally occurs at a point in time by transferring control of a product to the customer. The Company determines the point in time when a customer obtains control of a product and the Company satisfies the performance obligation by considering factors including when the Company has a right to payment for the product, the customer has legal title to the product, the Company has transferred possession of the product, the customer has assumed the risks and rewards of ownership of the product and the customer has accepted the product. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods. The Company does not have any significant payment terms as payment is received at, or shortly after, the point of sale.

Ecoservices

Contracts between the Company's Ecoservices segment and its customers are typically evidenced by entering into a MSA which generally has a term in excess of one year. Though each MSA is unique, the terms may include performance obligations such as stand-ready provisions and minimum purchase requirements.

MSAs within the Ecoservices segment may contain raw material pricing adjustments which are typically based on a commodity index or Ecoservices' cost to acquire the commodity. The Company's exposure to fluctuations in raw material prices is limited, as the majority of pass-through contract provisions reset based on fluctuations in the underlying raw material price. These raw material pass-through provisions reset on a periodic basis and prospectively adjust the raw material cost component of the goods sold to the customer. The Company accounts for the raw material costs on a prospective basis, as the price changes affect the future consideration of the sale of goods.

Stand-ready provisions within these contracts are billed on a monthly basis, as the performance obligation resets on a monthly basis and does not carry-over to the following month. Certain of the Company's Ecoservices MSAs contain minimum purchase requirements that expire within the calendar year. The Company reviews each contract with minimum purchase requirements to determine if the customer will meet the provisions within the current calendar year. During the years ended December 31, 2022 and 2021, there have been no material issues in which Ecoservices customers failed to meet their contractual obligations. During the year ended December 31, 2020, some customers fell short of monthly orders due to the pandemic and take-or-pay provisions within contracts were acted upon.

Catalyst Technologies

The Company's Catalyst Technologies segment sells customized products to its customers through its Silica Catalysts product group. These customized products are reformulations of existing Catalyst Technologies products, tailored to meet individual customer specifications. Prior to entering into an arrangement, the Company will allow a customer to obtain a sample of goods to ensure that it meets their needs. The customer will enter into a long-term supply arrangement that outlines the specification of the products to be sold and contains terms and conditions under which purchase orders are issued. These supply arrangements typically have a duration from one to ten years. Although the duration of these supply arrangements are in excess of one year, a contract is formed between the Company and its customer upon receipt of a purchase order.

Contract Assets and Liabilities

A contract asset is a right to consideration in exchange for goods that the Company has transferred to a customer when that right is conditional on something other than the passage of time. A contract liability exists when the Company receives consideration in advance of the fulfillment of its performance obligations. The Company has no contract assets or material contract liabilities recorded on its consolidated balance sheets as of December 31, 2022 and 2021, respectively.

Practical Expedients and Accounting Policy Elections

The Company has elected to use certain practical expedients and has made certain accounting policy elections as permitted under the revenue recognition guidance. The majority of the Company's contracts with customers are based on an individual purchase order; thus, the duration of these contracts are for one year or less. As described above, the Company's performance obligations reset either monthly or at the end of the calendar year. The Company has made an accounting policy election to omit certain disclosures related to these performance obligations, as the initial term of the Company's performance obligations are for a term of one year or less.

The Company uses an output method to recognize revenues related to performance obligations satisfied over time. These performance obligations, as described above, are satisfied within a calendar year. As such, the Company has elected to utilize the "as-invoiced" practical expedient, which permits the Company to recognize revenue in the amount to which it has a right to invoice the customer, provided that the amount corresponds directly with the value provided by the performance obligation as completed to date.

When the Company performs shipping and handling activities after the transfer of control to the customer (e.g. when control transfers prior to delivery), they are considered fulfillment activities as opposed to separate performance obligations, and the Company recognizes revenue upon the transfer of control to the customer. Accordingly, the costs associated with these shipping and handling activities are accrued when the related revenue is recognized under the Company's policy election. The Company does not utilize sales-based commissions plans, and as a result, the Company does not capitalize any costs which could be considered incremental costs of obtaining a contract. Sales, value added and other taxes the Company collects concurrent with revenue producing activities are excluded from revenues.

Disaggregated Revenue

The Company's primary means of disaggregating revenues is by reportable segment, which can be found in Note 15 to these consolidated financial statements.

The Company's portfolio of products are integrated into a variety of end uses, which are described in the table below:

Key End Uses	Key Products
Clean fuels, emission control & other	• Refining hydrocracking catalysts
	• Emission control catalysts
	• Catalysts used in production of renewable fuels
	• Catalyst activation
	• Aluminum sulfate solution
	• Ammonium bisulfite solution
Polymers & engineered plastics	• Catalysts for high-density polyethylene and chemicals syntheses
	• Antiblocks for film packaging
	• Niche custom catalyst
Regeneration and treatment services	• Sulfuric acid regeneration services
	• Treatment services
Industrial, mining, & automotive	• Sulfur derivatives for industrial production
	• Sulfuric acid for mining
	• Sulfuric derivatives for nylon production

(Dollars in thousands, except share and per share amounts)

The following table disaggregates the Company's sales, by segment and end use, for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31, 2022		
	Ecoservices	Catalyst Technologies [2]	Total
Clean fuels, emission control & other	$ 28,966	$ —	$ 28,966
Polymers & engineered plastics	—	117,687	117,687
Regeneration and treatment services[1]	342,645	—	342,645
Industrial, mining & automotive	330,861	—	330,861
Total segment sales	$ 702,472	$ 117,687	$ 820,159

	Year ended December 31, 2021		
	Ecoservices	Catalyst Technologies [2]	Total
Clean fuels, emission control & other	$ 25,673	$ —	$ 25,673
Polymers & engineered plastics	—	110,688	110,688
Regeneration and treatment services[1]	262,026	—	262,026
Industrial, mining & automotive	212,814	—	212,814
Total segment sales	$ 500,513	$ 110,688	$ 611,201

	Year ended December 31, 2020		
	Ecoservices	Catalyst Technologies [2]	Total
Clean fuels, emission control & other	$ 11,955	$ —	$ 11,955
Polymers & engineered plastics	—	94,007	94,007
Regeneration and treatment services[1]	233,122	—	233,122
Industrial, mining & automotive	156,836	—	156,836
Total segment sales	$ 401,913	$ 94,007	$ 495,920

---

(1) As described in Note 1, the Company experiences seasonal sales fluctuations to customers in the regeneration and treatment services end use.

(2) Excludes the Company's proportionate share of sales from the Zeolyst International and Zeolyst C.V. joint ventures (collectively, the "Zeolyst Joint Venture") accounted for using the equity method (see Note 12 to these condensed consolidated financial statements for further information).

(Dollars in thousands, except share and per share amounts)

8. Fair Value Measurements:

Fair values are based on quoted market prices when available. When market prices are not available, fair values are generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality. In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair values using methods, models and assumptions that management believes a hypothetical market participant would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgment that becomes significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

The Company's financial assets and liabilities carried at fair value have been classified based upon a fair value hierarchy. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). The classification of an asset or a liability is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

- Level 1—Values are unadjusted quoted prices for identical assets and liabilities in active markets accessible at the measurement date. Active markets provide pricing data for trades occurring at least weekly and include exchanges and dealer markets.
- Level 2—Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices from those willing to trade in markets that are not active, or other inputs that are observable or can be corroborated by market data for the term of the instrument. Such inputs include market interest rates and volatilities, spreads and yield curves.
- Level 3—Certain inputs are unobservable (supported by little or no market activity) and significant to the fair value measurement. Unobservable inputs reflect the Company's best estimate of what hypothetical market participants would use to determine a transaction price for the asset or liability at the reporting date.

The following table presents information about the Company's assets and liabilities that were measured at fair value on a recurring basis as of December 31, 2022 and 2021, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

	December 31, 2022	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Derivative assets:				
Interest rate caps (Note 20)	$ 34,374	$ —	$ 34,374	$ —
Derivative liabilities:				
Interest rate caps (Note 20)	$ 2,071	$ —	$ 2,071	$ —

	December 31, 2021	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Derivative assets:				
Interest rate caps (Note 20)	$ 1,080	$ —	$ 1,080	$ —
Derivative liabilities:				
Interest rate caps (Note 20)	$ 1,288	$ —	$ 1,288	$ —

(Dollars in thousands, except share and per share amounts)

Derivative contracts

Derivative assets and liabilities can be exchange-traded or traded over-the-counter ("OTC"). The Company generally values exchange-traded derivatives using models that calibrate to market transactions and eliminate timing differences between the closing price of the exchange-traded derivatives and their underlying instruments. OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market transactions, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. When models are used, the selection of a particular model to value an OTC derivative depends on the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices and rates, forward curves, measures of volatility, and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as forward contracts, swaps and options, model inputs can generally be corroborated by observable market data by correlation or other means, and model selection does not involve significant management judgment.

As of December 31, 2022, the Company had interest rate caps that were fair valued using Level 2 inputs. In addition, the Company applies a credit valuation adjustment to reflect credit risk which is calculated based on credit default swaps. To the extent that the Company's net exposure under a specific master agreement is an asset, the Company utilizes the counterparty's default swap rate. If the net exposure under a specific master agreement is a liability, the Company utilizes a default swap rate comparable to Ecovyst. The credit valuation adjustment is added to the discounted fair value to reflect the exit price that a market participant would be willing to receive to assume the Company's liabilities or that a market participant would be willing to pay for the Company's assets.

9. Stockholders' Equity:

Accumulated Other Comprehensive Income (Loss)

The stockholders' equity footnote disclosures have been revised to include the impact of discontinued operations on pensions and postretirement benefits and foreign currency translation for the year ended December 31, 2021 in other comprehensive income (loss) and accumulated other comprehensive income (loss). See Note 1 to these consolidated financial statements for further information on the reclassification and correction of errors in historical presentation.

The following table presents the components of accumulated other comprehensive income (loss), net of tax, as of December 31, 2022 and 2021:

	December 31,	
	2022	2021
Amortization and unrealized gains on pension and postretirement plans, net of tax of $(4,078) and $(4,957)	$ 12,132	$ 14,808
Net changes in fair values of derivatives, net of tax of $(9,057) and $(759)	26,636	2,254
Foreign currency translation adjustments, net of tax of $8,177 and $8,177	(32,776)	(22,854)
Accumulated other comprehensive income (loss)	$ 5,992	$ (5,792)

(Dollars in thousands, except share and per share amounts)

The following table presents the tax effects of each component of other comprehensive income (loss) for the years ended December 31, 2022, 2021 and 2020:

	Years ended December 31,								
	2022			2021			2020		
	Pre-tax amount	Tax benefit/ (expense)	After-tax amount	Pre-tax amount	Tax benefit/ (expense)	After-tax amount	Pre-tax amount	Tax benefit/ (expense)	After-tax amount
Defined benefit and other postretirement plans:									
Amortization of net gains and (losses)	$ (3,383)	$ 836	$ (2,547)	$ 10,917	$ (2,757)	$ 8,160	$ 2,627	$ (791)	$ 1,836
Amortization of prior service cost	(210)	52	(158)	(232)	58	(174)	(232)	58	(174)
Settlement gain (loss)	39	(10)	29	2,059	(515)	1,544	64	(16)	48
Benefit plans, net	(3,554)	878	(2,676)	12,744	(3,214)	9,530	2,459	(749)	1,710
Net gain from hedging activities	33,194	(8,812)	24,382	3,885	(971)	2,914	1,569	(392)	1,177
Foreign currency translation[(1)]	(9,922)	—	(9,922)	(9,202)	6,954	(2,248)	1,784	(6,251)	(4,467)
Other comprehensive income (loss)	$ 19,718	$ (7,934)	$ 11,784	$ 7,427	$ 2,769	$ 10,196	$ 5,812	$ (7,392)	$ (1,580)

(1) The income tax benefit or expense included in other comprehensive income is attributed to the portion of foreign currency translation associated with the Company's cross-currency interest rate swaps, for which the tax effect is based on the applicable U.S. deferred income tax rate. See Note 20 to these consolidated financial statements for information regarding the Company's cross currency interest rate swaps.

The following table presents the changes in accumulated other comprehensive income (loss), net of tax, by component for the years ended December 31, 2022 and 2021:

	Defined benefit and other postretirement plans	Net gain (loss) from hedging activities	Foreign currency translation	Total
December 31, 2020	$ 5,278	$ (660)	$ (19,883)	$ (15,265)
Other comprehensive income before reclassifications	5,622	2,580	11,043	19,245
Amounts reclassified from accumulated other comprehensive income[(1)]	3,908	334	(14,014)	(9,772)
Net current period other comprehensive income (loss)	9,530	2,914	(2,971)	9,473
December 31, 2021	14,808	2,254	(22,854)	(5,792)
Other comprehensive income (loss) before reclassifications	(2,832)	23,868	(9,922)	11,114
Amounts reclassified from accumulated other comprehensive income[(1)]	156	514	—	670
Net current period other comprehensive income (loss)	(2,676)	24,382	(9,922)	11,784
December 31, 2022	$ 12,132	$ 26,636	$ (32,776)	$ 5,992

(1) See the following table for details about these reclassifications. Amounts in parentheses indicate debits.

(Dollars in thousands, except share and per share amounts)

The following table presents the reclassifications out of accumulated other comprehensive income for the years ended December 31, 2022 and 2021.

Details about Accumulated Other Comprehensive Income Components	Amount Reclassified from Accumulated Other Comprehensive Income[1] Years ended December 31, 2022	2021	Affected Line Item in the Statements of Income
Amortization of defined benefit and other postretirement plans:			
Prior service credit	$ (210)	$ (232)	Other (expense) income[2]
Actuarial losses	3	5	Other (expense) income[2]
Release of actuarial losses	—	(3,737)	Net loss from discontinued operations, net of tax
	(207)	(3,964)	Total before tax
	51	56	Tax benefit
	$ (156)	$ (3,908)	Net of tax
Gains and losses on cash flow hedges:			
Interest rate caps	$ (683)	$ (444)	Interest expense
	169	110	Tax benefit
	(514)	(334)	Net of tax
Release of foreign currency translation	—	14,014	Net loss from discontinued operations, net of tax
Total reclassifications for the period	$ (670)	$ 9,772	Net of tax

(1) Amounts in parentheses indicate debits to profit/loss.

(2) These accumulated other comprehensive income (loss) components are components of net periodic pension and other postretirement cost (see Note 22 to these consolidated financial statements for additional details).

Treasury Stock Repurchases

2020 Stock Repurchase Program

On March 12, 2020, the Company’s Board of Directors (the “Board”) approved a plan to purchase up to $50,000 of the Company’s common stock under a stock repurchase program approved by the Board. Under the plan, the Company could repurchase shares from time to time for cash in open market transactions or in privately negotiated transactions in accordance with applicable federal securities laws. The Company determined the timing and the amount of any repurchases based on its evaluation of market conditions, share price and other factors. The stock repurchase program expired in March 2022, with no repurchases made in 2022 through the expiration of the program, nor during the year ended December 31, 2021.

2022 Stock Repurchase Program

On April 27, 2022, the Board approved a stock repurchase program that permits the Company to purchase up to $450,000 of the Company’s common stock over the next four years. Under the plan, the Company can repurchase shares from time to time for cash in open market transactions or in privately negotiated transactions in accordance with applicable federal securities laws. The Company will determine the timing and the amount of any repurchases based on its evaluation of market conditions, share price and other factors.

(Dollars in thousands, except share and per share amounts)

During the year ended December 31, 2022, the Company repurchased 1,970,763 shares of its common stock on the open market at an average price of $9.82 per share, for a total of $19,356. Additionally, in connection with secondary offerings of the Company's common stock, the Company repurchased 6,500,000 shares of its common stock sold in the August 2022 offering from the underwriters at a price of $8.36 per share and 8,000,000 shares of its common stock sold in the November 2022 offering from the underwriters at a price of $7.88 per share, for a total of $117,346.

As of December 31, 2022, $313,298 was available for additional share repurchases under the program.

Tax Withholdings on Equity Award Vesting

In connection with the vesting of restricted stock awards, restricted stock units and performance stock units, shares of common stock may be delivered to the Company by employees to satisfy withholding tax obligations at the instruction of the employee award holders. These transactions, when they occur, are accounted for as stock repurchases by the Company, with the shares returned to treasury stock at a cost representing the payment by the Company of the tax obligations on behalf of the employees in lieu of shares for the vesting unit. The fair value of the shares withheld to cover tax payments were $332 and $1,470 for the years ended December 31, 2022 and 2021, respectively.

Dividends Paid

On December 14, 2020, the Company's Board of Directors declared a special cash dividend of $1.80 per share, using after tax cash proceeds and cash on hand from the sale of the Performance Materials business. The dividend was paid to our stockholders of record at the close of business on December 31, 2020. See Note 4 of these consolidated financial statements for additional details.

On August 4, 2021, the Company's Board declared a special cash dividend of $3.20 per share, using after tax cash proceeds from the sale of the Performance Chemicals business. The dividend was paid on August 23, 2021 to the Company's stockholders of record at the close of business on August 12, 2021. See Note 5 of these consolidated financial statements for additional details.

10. Other Operating Expense, Net:

A summary of other operating expense, net is as follows:

	Years ended December 31,		
	2022	2021	2020
Amortization expense	$ 10,562	$ 10,321	$ 8,689
Transaction and other related costs	6,988	2,268	1,033
Restructuring, integration and business optimization costs [(1)]	11,566	3,866	1,994
Net loss on asset disposals	3,594	5,666	4,722
Other, net	2,201	2,152	1,404
	$ 34,911	$ 24,273	$ 17,842

(1) During the year ended December 31, 2022, the Company's results were impacted by costs associated with severance charges for certain executives and employees. The severance charges were not related to a specific restructuring plan of the Company, but rather were incurred primarily in connection with the leadership transition in April 2022 and the retirement of several executives.

(Dollars in thousands, except share and per share amounts)

11. Inventories, Net:

Inventories, net are classified and valued as follows:

	December 31,	
	2022	2021
Finished products and work in process	$ 39,909	$ 46,894
Raw materials	4,453	6,919
	$ 44,362	$ 53,813
Valued at lower of cost or market:		
LIFO basis	$ 25,258	$ 33,330
Valued at lower of cost and net realizable value:		
FIFO or average cost basis	19,104	20,483
	$ 44,362	$ 53,813

The domestic inventory acquired as part of a previous business combination is valued based on the LIFO method. Therefore, the fair value allocated to the acquired LIFO inventory was treated as the new base inventory value. If inventories valued under the LIFO basis had been valued using the FIFO method, inventories would have been $7,002 and $6,837 lower than reported as of December 31, 2022 and 2021, respectively, driven primarily by the purchase accounting fair value step-up of the LIFO inventory base value associated with the business combination.

12. Investments in Affiliated Companies:

The Company accounts for investments in affiliated companies under the equity method. Affiliated companies accounted for on the equity basis as of December 31, 2022 are as follows:

Company	Country	Percent Ownership
Zeolyst International	USA	50%
Zeolyst C.V.	Netherlands	50%

Following is summarized information of the combined investments[(1)]:

	December 31,	
	2022	2021
Current assets	$ 278,330	$ 245,859
Noncurrent assets	196,775	223,982
Current liabilities	47,407	43,337
Noncurrent liabilities	16,000	7,471

	Years ended December 31,		
	2022	2021	2020
Sales	$ 306,511	$ 296,416	$ 275,621
Gross profit	105,693	101,069	88,616
Operating income	67,169	66,978	53,500
Net income	68,255	68,433	55,328

(Dollars in thousands, except share and per share amounts)

(1) Summarized information of the combined investments is presented at 100%; the Company's share of the net assets and net income of affiliates is calculated based on the percent ownership specified in the table above.

The Company's investments in affiliated companies balance as of December 31, 2022 and 2021 includes net purchase accounting fair value adjustments of $231,017 and $237,419, respectively, related to a prior business combination, consisting primarily of goodwill and intangible assets such as customer relationships, technical know-how and trade names. Consolidated equity in net income from affiliates is net of $6,403, $6,480 and $6,634 of amortization expense related to purchase accounting fair value adjustments for the years ended December 31, 2022, 2021 and 2020, respectively.

The following table summarizes the activity related to the Company's investments in affiliated companies balance on the consolidated balance sheets:

	Years ended December 31,	
	2022	2021
Balance at beginning of period	$ 446,074	$ 458,128
Equity in net income of affiliated companies	34,128	34,216
Charges related to purchase accounting fair value adjustments	(6,402)	(6,480)
Dividends received	(35,000)	(35,000)
Foreign currency translation adjustments	(2,787)	(4,790)
Balance at end of period	$ 436,013	$ 446,074

The Company had net receivables due from affiliates of $3,539 and $6,739 as of December 31, 2022 and 2021, respectively, which are included in prepaid and other current assets. Net receivables due from affiliates are generally non-trade receivables. Sales to affiliates were $5,915, $3,643 and $7,042 for the years ended December 31, 2022, 2021 and 2020, respectively. The Company did not purchase goods from affiliates during the years ended December 31, 2022, 2021 and 2020.

On December 18, 2013, the Company and its joint venture, Zeolyst International, entered into a ten year real estate tax abatement agreement with the Unified Government of Wyandotte County, Kansas. The agreement utilizes an Industrial Revenue Bond ("IRB") financing structure to achieve a 75% real estate tax abatement on the value of the improvements that were constructed during the expansion of the Company and Zeolyst International's facilities at the jointly-operated Kansas City, Kansas plant. A similar tax abatement agreement has been executed on an annual basis since December 18, 2013 with respect to additional plant expansions during those years.

During the year ended December 31, 2019, the original IRB financing structure from December 2013 was exhausted. In order to fund future plant expansions, the Company entered into an additional IRB financing structure on December 19, 2019 with similar terms and conditions, which also provides for 75% real estate tax abatement on the value of future improvements. The financing obligations and the industrial bonds receivable have been presented net, as the financing obligations and the industrial bonds meet the criteria for right of set off conditions under GAAP.

(Dollars in thousands, except share and per share amounts)

13. Property, Plant and Equipment:

A summary of property, plant and equipment, at cost, and related accumulated depreciation is as follows:

	December 31, 2022	December 31, 2021
Land	$ 96,659	$ 97,047
Buildings and improvements	82,061	77,851
Machinery and equipment	751,145	714,435
Construction in progress	56,448	45,952
	986,313	935,285
Less: accumulated depreciation	(401,424)	(339,054)
	$ 584,889	$ 596,231

Depreciation expense was $65,121, $65,955 and $65,333 for the years ended December 31, 2022, 2021 and 2020, respectively.

14. Leases:

Operating lease costs of $10,318 and $9,825 are included in cost of goods sold and in selling, general and administrative expenses on the consolidated statement of income for the year ended December 31, 2022 and 2021, respectively. Finance lease and financing obligation costs of $3,400 and $1,656 are included in cost of goods sold and in selling, general, and administrative expenses on the consolidated statement of income for the years ended December 31, 2022 and 2021. Lease income is not material to the results of operations for the years ended December 31, 2022 and 2021.

The table below presents the operating leases, finance leases, and financing obligation right-of-use assets and liabilities recognized on the consolidated balance sheet as of December 31, 2022 and 2021:

	Classification	December 31, 2022	December 31, 2021
Assets			
Operating lease assets	Right-of-use lease assets	$ 28,265	$ 30,115
Finance lease and financing obligation assets	Property, plant and equipment, net	21,506	29,737
Total leased assets		$ 49,771	$ 59,852
Liabilities			
Current:			
Operating lease liabilities	Operating lease liabilities—current	$ 8,155	$ 8,306
Finance lease and financing obligation liabilities	Accrued liabilities	2,855	3,181
Noncurrent:			
Operating lease liabilities	Operating lease liabilities—noncurrent	20,021	21,719
Finance lease and financing obligation liabilities	Other long-term liabilities	7,633	11,667
Total leased liabilities		$ 38,664	$ 44,873

(Dollars in thousands, except share and per share amounts)

The Company's weighted average remaining lease term and weighted average discount rate for operating and financing leases as of December 31, 2022 are as follows:

	December 31, 2022	December 31, 2021
Weighted average remaining lease term (in years):		
Operating leases	4.45	4.79
Finance leases and financing obligation	3.57	4.69
Weighted average discount rate:		
Operating leases	5.24 %	5.02 %
Finance leases and financing obligation	2.86 %	2.86 %

Maturities of lease liabilities as of December 31, 2022 are as follows:

Year	Operating Leases	Finance Leases and Financing Obligation
2023	$ 9,339	$ 3,063
2024	7,748	3,063
2025	5,797	3,036
2026	4,166	1,878
2027	2,770	—
Thereafter	1,979	—
Total lease payments	31,799	11,040
Less: Interest	(3,623)	(552)
Total lease liabilities (1)	$ 28,176	$ 10,488

(1) Refer to the above table regarding the Company's right-of-use lease assets and lease liabilities for the presentation of the lease liabilities in the Company's consolidated balance sheet as of December 31, 2022.

The following table presents other information related to the Company's operating leases, finance leases and financing obligation and the impact on the Company's consolidated statement of cash flows:

	Years ended December 31, 2022	Years ended December 31, 2021
Cash paid for amounts included in the measurement of lease liabilities:		
Payments on operating leases included in operating cash flows	$ 10,327	$ 9,755
Interest payments under finance leases and financing obligation included in operating cash flows	339	189
Principal payments under finance leases and financing obligation included in financing cash flows	2,724	1,466
Right-of-use assets obtained in exchange for new lease liabilities (non-cash):		
Operating leases	7,462	9,526

15. Reportable Segments:

The Company has organized its business around two operating segments based on the review of discrete financial results for each of the operating segments by the Company's chief operating decision maker (the Company's Chief Executive Officer), or CODM, for performance assessment and resource allocation purposes. Each of the Company's operating segments represents a reportable segment under GAAP. The Company's reportable segments are organized based on the nature and economic characteristics of the Company's products. The Company's two reportable segments are as follows: (1) Ecoservices provides sulfuric acid recycling to the North American refining industry for the production of alkylate and provides on-purpose virgin sulfuric acid for water treatment, mining, and industrial applications; and (2) Catalyst Technologies serves the polymers and engineered plastics and the global refining, petrochemical and emissions control industries.

The Catalyst Technologies segment includes equity in net income from Zeolyst International and Zeolyst C.V. (collectively, the "Zeolyst Joint Venture"), each of which are 50/50 joint ventures with CRI Zeolites Inc. (a wholly-owned subsidiary of Royal Dutch Shell). The Zeolyst Joint Venture is accounted for using the equity method in the Company's consolidated financial statements (see Note 12 to these consolidated financial statements for further information). Company management evaluates the Catalyst Technologies segment's performance, including the Zeolyst Joint Venture, on a proportionate consolidation basis. Accordingly, the revenues and expenses used to compute the Catalyst Technologies segment's adjusted earnings before interest, income taxes, depreciation and amortization ("Adjusted EBITDA") include the Zeolyst Joint Venture's results of operations on a proportionate basis based on the Company's 50% ownership level. Since the Company uses the equity method of accounting for the Zeolyst Joint Venture, these items are eliminated when reconciling to the Company's consolidated results of operations.

The Company's management evaluates the operating results of each reportable segment based upon Adjusted EBITDA. Adjusted EBITDA consists of EBITDA, which is a measure defined as net income before interest, income taxes, depreciation and amortization (each of which is included in the Company's consolidated statements of income), and adjusted for certain items as discussed below.

(Dollars in thousands, except share and per share amounts)

Summarized financial information for the Company's reportable segments is shown in the following table:

	Years ended December 31,		
	2022	2021	2020
Sales:			
Ecoservices	$ 702,472	$ 500,513	$ 401,913
Catalyst Technologies[(1)]	117,687	110,688	94,007
Total	$ 820,159	$ 611,201	$ 495,920
Adjusted EBITDA:[(2)]			
Ecoservices	$ 227,760	$ 177,672	$ 157,198
Catalyst Technologies[(3)]	77,978	88,028	74,504
Adjusted EBITDA from reportable segments	$ 305,738	$ 265,700	$ 231,702

(1) Excludes the Company's proportionate share of sales from the Zeolyst Joint Venture accounted for using the equity method. The proportionate share of sales is $132,588, $131,332 and $128,623 for the years ended December 31, 2022, 2021 and 2020, respectively.

(2) The Company defines Adjusted EBITDA as EBITDA adjusted for certain items as noted in the reconciliation below. Management evaluates the performance of its segments and allocates resources based on several factors, of which the primary measure is Adjusted EBITDA. Adjusted EBITDA should not be considered as an alternative to net income as an indicator of the Company's operating performance. Adjusted EBITDA as defined by the Company may not be comparable with EBITDA or Adjusted EBITDA as defined by other companies.

(3) The Adjusted EBITDA from the Zeolyst Joint Venture included in the Catalyst Technologies segment is $50,331 for the year ended December 31, 2022, which includes $27,931 of equity in net income plus $6,403 of amortization of investment in affiliate step-up plus $15,997 of joint venture depreciation, amortization and interest.

The Adjusted EBITDA from the Zeolyst Joint Venture included in the Catalyst Technologies segment is $49,872 for the year ended December 31, 2021, which includes $27,827 of equity in net income plus $6,480 of amortization of investment in affiliate step-up plus $15,565 of joint venture depreciation, amortization and interest.

The Adjusted EBITDA from the Zeolyst Joint Venture included in the Catalyst Technologies segment is $42,515 for the year ended December 31, 2020, which includes $21,157 of equity in net income plus $6,634 of amortization of investment in affiliate step-up plus $14,724 of joint venture depreciation, amortization and interest.

(Dollars in thousands, except share and per share amounts)

A reconciliation of income from continuing operations before income taxes to Adjusted EBITDA from reportable segments is as follows:

	Years ended December 31,		
	2022	2021	2020
Reconciliation of income from continuing operations before income taxes to Adjusted EBITDA from reportable segments			
Income from continuing operations before income taxes	$ 94,735	$ 13,941	$ 2,215
Interest expense, net	37,217	36,990	50,409
Depreciation and amortization	79,163	79,741	76,926
Unallocated corporate expenses	29,042	38,089	39,087
Joint venture depreciation, amortization and interest	15,997	15,565	14,724
Amortization of investment in affiliate step-up	6,402	6,480	6,634
Debt extinguishment costs	—	26,902	25,028
Net loss on asset disposals	3,594	5,666	4,722
Foreign currency exchange loss (gain)	1,388	4,716	(5,264)
LIFO benefit	(165)	(1,931)	(5,262)
Transaction and other related costs	6,988	2,009	1,118
Equity-based compensation	20,632	31,838	17,194
Restructuring, integration and business optimization expenses	11,566	3,866	1,994
Other	(821)	1,828	2,177
Adjusted EBITDA from reportable segments	$ 305,738	$ 265,700	$ 231,702

The Company's consolidated results include equity in net income from affiliated companies of $27,725, $27,737 and $21,065 for the years ended December 31, 2022, 2021, and 2020, respectively. This is primarily comprised of equity in net income of $27,931, $27,827 and $21,157 in the Catalyst Technologies segment from the Zeolyst Joint Venture for the years ended December 31, 2022, 2021 and 2020, respectively. The Company's equity in net income from affiliated companies in the consolidated results includes amortization expense related to purchase accounting fair value adjustments associated with the Zeolyst Joint Venture as a result of a prior business combination.

Capital expenditures for the Company's reportable segments are shown in the following table:

	Years ended December 31,		
	2022	2021	2020
Capital expenditures:			
Ecoservices	$ 47,770	$ 43,561	$ 31,799
Catalyst Technologies[(1)]	8,194	15,997	11,177
Corporate[(2)]	2,906	487	11,861
Capital expenditures per the consolidated statements of cash flows	$ 58,870	$ 60,045	$ 54,837

(1) Excludes the Company's proportionate share of capital expenditures from the Zeolyst Joint Venture.

(2) Includes corporate capital expenditures, the cash impact from changes in capital expenditures in accounts payable and capitalized interest.

(Dollars in thousands, except share and per share amounts)

Total assets by segment are not disclosed by the Company because the information is not prepared or used by the CODM to assess performance and to allocate resources.

Sales by geographic area are presented in the following table. Sales are attributed to countries based upon location of products shipped.

	Years ended December 31,		
	2022	2021	2020
Sales[(1)]:			
United States	$ 774,119	$ 571,587	$ 443,682
Other foreign countries	46,040	39,614	52,238
Total	$ 820,159	$ 611,201	$ 495,920

(1) Except for the United States, no sales in an individual country exceeded 10% of the Company's total sales.

The Company sold products through its Ecoservices and Catalyst Technologies segments to customer A, which accounted for 12.3%, 12.6% and 10.4% of the Company's total sales as of December 31, 2022, 2021, and 2020 respectively.

Long-lived assets by geographic area is presented in the following table. Long-lived assets includes property, plant and equipment, net and right-of-use lease assets.

	December 31,	
	2022	2021
Long-lived assets:		
United States	$ 587,726	$ 597,506
Other foreign countries	25,428	28,840
Total	$ 613,154	$ 626,346

(Dollars in thousands, except share and per share amounts)

16. Goodwill and Other Intangible Assets:

The changes in the carrying amount of goodwill for the years ended December 31, 2022 and 2021 is summarized as follows:

	Ecoservices	Catalyst Technologies	Total
Balance as of December 31, 2020	$ 311,892	$ 79,673	$ 391,565
Goodwill recognized (Note 6)	14,778	—	14,778
Foreign exchange impact	—	(204)	(204)
Balance as of December 31, 2021	326,670	79,469	406,139
Goodwill adjustments [(1)]	(81)	—	(81)
Foreign exchange impact	—	(2,895)	(2,895)
Balance as of December 31, 2022	$ 326,589	$ 76,574	$ 403,163

(1) During the year ended December 31, 2022, the Company recorded an adjustment of $81 between goodwill and deferred tax liabilities related to the final tax purchase price allocation for the Chem32 acquisition.

The Company completed its annual goodwill impairment assessments as of October 1, 2022 and 2021. For the annual assessments, the Company bypassed the option to perform the qualitative assessment and proceeded directly to performing the quantitative goodwill impairment test for each of its reporting units. The quantitative test identifies both the potential existence of impairment and the amount of impairment loss. For each of the October 1, 2022 and 2021 assessments, the Company identified two reporting units, which align with the Company's operating segments.

The Company determined the fair value of its reporting units using a split between a market approach and an income, or discounted cash flow, approach. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company estimates reporting unit market approach fair value using publicly traded comparable company values and applies the selected market multiples to each reporting unit's trailing twelve months adjusted EBITDA. The Company estimates reporting unit income-based fair value using the discounted cash flow approach. This approach requires use of significant assumptions about future cash flows and based on management's assessment of a number of factors. Such factors include reporting unit revenue growth rates from implementation of strategic plans, operating margin growth rates, the perpetual growth rate, and the weighted average cost of capital, as well as the reporting unit's recent performance and management's ability to execute on planned future strategic initiatives. Discount rate assumptions are based on an assessment of the risk inherent in those future cash flows.

As of October 1, 2022, the fair values of each of the Company's reporting units exceeded their respective carrying values and therefore, no goodwill impairment exists for the year ended December 31, 2022.

In addition to the annual goodwill impairment assessment, the Company also performed the annual impairment test over its other indefinite-lived intangible assets as of October 1, 2022 and 2021. The fair values of the Company's indefinite-lived trade names and trademarks were in excess of their carrying amounts as of the respective testing dates, and as such, there was no further impairment of the Company's indefinite-lived intangible assets for the years ended December 31, 2022 and 2021.

(Dollars in thousands, except share and per share amounts)

Gross carrying amounts and accumulated amortization for intangible assets other than goodwill are as follows:

	December 31, 2022			December 31, 2021		
	Gross Carrying Amount	Accumulated Amortization	Net Balance	Gross Carrying Amount	Accumulated Amortization	Net Balance
Technical know-how	$ 54,880	$ (23,822)	$ 31,058	$ 55,922	$ (20,648)	$ 35,274
Customer relationships	130,636	(66,669)	63,967	131,248	(57,262)	73,986
Non-compete agreements	700	(257)	443	700	(117)	583
Trademarks	7,387	(3,283)	4,104	7,682	(2,902)	4,780
Trade names	1,600	(293)	1,307	1,600	(133)	1,467
Total definite-lived intangible assets	195,203	(94,324)	100,879	197,152	(81,062)	116,090
Indefinite-lived trade names	25,153	—	25,153	25,627	—	25,627
In-process research and development	3,900	—	3,900	3,900	—	3,900
Total intangible assets	$ 224,256	$ (94,324)	$ 129,932	$ 226,679	$ (81,062)	$ 145,617

The Company amortizes technical know-how over periods that range from ten years to twenty years, customer relationships over periods that range from ten years to fifteen years, non-compete agreements over five years, trademarks over fifteen years, and trade names over ten years. In-process research and development intangible assets are considered indefinite-lived until such time as the associated projects are completed, at which time amortization commences on the assets, or abandoned, which results in the impairment of the assets.

Amortization expense related to technical know-how is included in cost of goods sold in the consolidated statements of income and was $3,480, $3,465 and $3,111 for the years ended December 31, 2022, 2021 and 2020, respectively. Amortization expense related to customer relationships, non-compete agreements, trademarks, and tradenames is included in other operating expense, net in the consolidated statements of income and was $10,562, $10,321 and $8,678 for the years ended December 31, 2022, 2021 and 2020, respectively.

Estimated future aggregate amortization expense of intangible assets is as follows:

Year	Amount
2023	$ 14,023
2024	14,023
2025	14,023
2026	12,881
2027	12,346
Thereafter	33,583
Total estimated future aggregate amortization expense	$ 100,879

(Dollars in thousands, except share and per share amounts)

17. Accrued Liabilities:

The following table summarizes the components of accrued liabilities as follows:

	December 31,	
	2022	2021
Compensation and bonus	$ 30,890	$ 30,079
Interest	10,493	5,650
Property tax	2,123	2,144
Income taxes	4,412	9,864
Finance lease and financing obligation liabilities	2,855	3,181
Dividends payable	4,062	8,574
Accrued closing adjustments for Performance Chemicals divestiture (Note 5)	—	3,745
Other	17,394	12,678
	$ 72,229	$ 75,915

18. Long-term Debt:

The summary of long-term debt is as follows:

	December 31,	
	2022	2021
Senior Secured Term Loan Facility due June 2028 (the "2021 Term Loan Facility")	$ 886,500	$ 895,500
ABL Facility	—	—
Total debt	886,500	895,500
Original issue discount	(7,472)	(8,762)
Deferred financing costs	(4,158)	(4,899)
Total debt, net of original issue discount and deferred financing costs	874,870	881,839
Less: current portion	(9,000)	(9,000)
Total long-term debt, excluding current portion	$ 865,870	$ 872,839

ABL Facility

On May 4, 2016, PQ Corporation (“PQ Corp”), an indirect, wholly owned subsidiary of the Company prior to the closing of the sale of the Performance Chemical business entered into a $200,000 senior secured asset-based revolving credit facility (the “ABL Facility”), which provided for $200,000 revolving credit commitments.

On March 20, 2020, PQ Corp amended its existing ABL Facility to increase the aggregate amount of the revolving loan commitments available by $50,000 to $250,000, consisting of up to $195,000 in U.S. commitments, up to $15,000 in Canadian commitments and up to $40,000 in European commitments. The maturity of the facility was extended to March 20, 2025. In addition, there was an annual commitment fee equal to 0.375%, with a step-down to 0.25% based on average usage of the revolving credit borrowings available

Following the amendment, the borrowings under the amended ABL Facility bore interest at a rate equal to the LIBOR rate or the base rate plus a margin of between 1.25% to 1.75% or 0.25% to 0.75%, respectively.

(Dollars in thousands, except share and per share amounts)

On June 9, 2021, PQ Corp and Ecovyst LLC (as defined below) entered into a third amendment agreement (the "ABL Amendment"), which amended its ABL Credit Agreement, dated as of May 4, 2016 (the "ABL Credit Agreement" and, as amended by the ABL Amendment, the "Amended ABL Credit Agreement"). The ABL Amendment, among other things, following the sale of Performance Chemicals, decreased the aggregate amount of revolving loan commitments available to the borrowers thereunder by an aggregate amount of $150,000 to $100,000, consisting of $90,000 in U.S. commitments and $10,000 in European commitments and extended the maturity date with respect to borrowings under the Amended ABL Credit Agreement to August 2, 2026.

On February 17, 2023, the Company amended the ABL Facility to replace LIBOR with a SOFR as the benchmark interest rate with respect to U.S. dollar-denominated borrowings. Following these amendments, U.S. dollar-denominated borrowings under the ABL Facility will bear interest at a rate equal to an adjusted SOFR rate or the base rate plus a margin of between 1.25% and 1.75% or 0.25% to 0.75%, respectively.

As of December 31, 2022, there were no revolving credit borrowings outstanding under the ABL Facility. Revolving credit borrowings are payable at the option of the Borrower throughout the term of the ABL Facility with the balance due August 2, 2026. The Company has the ability to request letters of credit under the ABL Facility. The Company had $4,043 of letters of credit outstanding as of December 31, 2022, which reduce available borrowings under the ABL Facility by such amounts.

The obligations of the Borrower under the ABL Facility are guaranteed by the same U.S. subsidiary guarantors that guarantee the 2021 Term Loan Facility (as described below) and the obligations of the European Borrowers under the ABL Facility are guaranteed by a certain European subsidiary of the Borrower. The obligations of the borrowers and guarantors under the ABL Facility are secured (i) by a first-priority security interest in, among other things, substantially all of their receivables, inventory, deposit accounts and other collateral securing the ABL Facility on a first-priority basis and (ii) by a second-priority security interest in the property and assets of the Borrower and the U.S. subsidiary guarantors that secure the 2021 Term Loan Facility. In addition, the ABL Facility is secured by the equity interests in, and substantially all of the assets of, certain foreign guarantors in connection with the Euro-denominated availability.

The ABL Facility and the 2021 Term Loan Facility contain various non-financial restrictive covenants. The ABL Facility also contains one financial covenant which applies when minimum availability under the ABL Facility exceeds a certain threshold. During such time, the Company is required to maintain a fixed-charge coverage ratio of at least 1.0 to 1.0. The Company is in compliance with all debt covenants as of December 31, 2022 and 2021, respectively.

2021 Term Loan Facility

On June 9, 2021, PQ Corp and Ecovyst Catalyst Technologies LLC ("Ecovyst LLC" and, following the closing of the sale of the Performance Chemicals business, the "Borrower"), an indirect, wholly owned subsidiary of the Company, entered into an agreement (the "2021 Credit Agreement") for the 2021 Term Loan Facility in an aggregate principal amount of $900,000 with an original issue discount of 0.25% and interest at a floating rate of LIBOR (with a 0.50% minimum LIBOR floor) plus 2.75% per annum (or, depending on the Borrower's first lien net leverage ratio, 2.50%). The 2021 Term Loan Facility requires scheduled quarterly amortization payments, each equal to 0.25% of the original principal amount of the loans under the 2021 Term Loan Facility. The proceeds of the 2021 Term Loan Facility were used to pay in full the 2020 Term Loan Facility, partially pay the 2018 Term Loan Facility (each as described below) and pay the associated fees and expenses.

As of December 31, 2022, the 2021 Term Loan Facility accrued interest at a floating rate of LIBOR plus 2.75% per annum and is scheduled to mature in June 2028.

On February 9, 2023, the Company amended the 2021 Term Loan Facility to replace LIBOR with SOFR as the benchmark interest rate. Following this amendments, the 2021 Term Loan Facility bears interest at an adjusted SOFR rate (with a 0.50% minimum floor) plus 2.75% per annum (or, depending on the Borrower's first lien net leverage ratio, 2.50%).

(Dollars in thousands, except share and per share amounts)

The Company may at any time or from time to time voluntarily prepay loans under the 2021 Term Loan Facility in whole or in part without premium or penalty.

The 2021 Term Loan Facility requires mandatory prepayments from (i) 50% of "Excess Cash Flow" (as defined in the 2021 Credit Agreement) on an annual basis with step downs to lower percentages based on the Borrower's leverage ratio, if applicable, (ii) net cash proceeds from the issuance or incurrence of certain indebtedness and (iii) net cash proceeds received from certain non-ordinary course disposition of assets and casualty events to the extent such net cash proceeds were not reinvested in the Company's business within a certain specified time period. Prepayments are applied to remaining amortization installments in direct order of maturity. The remaining principal balance of the term loans are due upon maturity.

The 2021 Term Loan Facility is guaranteed by Ecovyst Catalyst Technologies LLC and Ecoservices Operations Corp, subsidiaries of the Company. The obligations under the Term Facility are secured (i) by a first-priority security interest in, among other things, a pledge of substantially all of the Borrower's and the guarantors' assets (other than collateral securing the ABL Facility on a first-priority basis) and (ii) by a second-priority security interest in receivables, inventory, deposit accounts and other collateral of the Borrower and the U.S. subsidiary guarantors securing the ABL Facility.

2018 Term Loan Facility - Repaid in 2021

On February 8, 2018, PQ Corp entered in an agreement for a senior secured term loan facility (the "2018 Term Loan Facility") for an aggregate principal amount of $1,267,000. The 2018 Term Loan Facility was amended on February 7, 2020 and partially repaid on June 9, 2021 with a portion of the proceeds of the 2021 Term Loan Facility.

On August 1, 2021, the Company used a portion of the net cash proceeds from the sale of the Performance Chemicals business to repay the entire 2018 Term Loan Facility balance of $231,363. As a result, Ecovyst LLC wrote off $849 of unamortized deferred financing costs and $2,395 of original issue discount as debt extinguishment costs during the year ended December 31, 2022.

2020 Term Loan Facility - Repaid in 2021

On July 22, 2020, PQ Corp entered into an agreement for a new senior secured term loan facility (the "2020 Term Loan Facility") in an aggregate principal amount of $650,000. The proceeds were used to redeem its existing $625,000 of 6.75% Senior Secured Notes due 2022 and pay the associated early redemption premiums. The 2020 Term Loan Facility was fully repaid with the proceeds of the 2021 Term Loan Facility.

5.75% Senior Unsecured Notes due 2025 - Redeemed in 2021

On December 11, 2017, PQ Corp issued $300,000 aggregate principal amount of 5.75% Senior Unsecured Notes due 2025 (the "5.75% Senior Unsecured Notes"). Concurrent with, and using a portion of the net proceeds from, the divestiture of the Performance Chemicals business on August 1, 2021, the Company redeemed the remaining principal balance of $295,000 of its 5.75% Senior Unsecured Notes due 2025. In connection with the redemption of the 5.75% Senior Unsecured Notes, PQ Corp paid a redemption premium of $8,481 which was recorded as debt extinguishment costs during the year ended December 31, 2021. In addition, previous unamortized deferred financing costs of $2,262 and original issue discount of $1,198 associated with the previously outstanding debt were written off as debt extinguishment costs during the year ended December 31, 2021.

Fair Value of Debt

The fair value of a financial instrument is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. As of December 31, 2022 and 2021, the fair value of the senior secured term loan was $870,986 and $894,381, respectively. The fair value is classified as Level 2 based upon the fair value hierarchy (see Note 8 to these consolidated financial statements for further information on fair value measurements).

(Dollars in thousands, except share and per share amounts)

Debt extinguishment costs resulting from Term Loan amendments

As a result of amending the term loan facilities during the year ended December 31, 2021, Ecovyst LLC recorded $5,736 of new creditor and third-party financing costs as debt extinguishment costs. In addition, previous unamortized deferred financing costs of $1,725 and original issue discount of $3,664 associated with the previously outstanding debt were written off as debt extinguishment costs during the year ended December 31, 2021. As a result of the ABL Amendment, unamortized deferred financing costs of $485 and original issue discount of $107 associated with the ABL Credit Agreement were written off as debt extinguishment costs during the year ended December 31, 2021.

Aggregate Long-term Debt Maturities

The aggregate long-term debt maturities are:

Year	Amount
2023	$ 9,000
2024	9,000
2025	9,000
2026	9,000
2027	9,000
Thereafter	841,500
	$ 886,500

19. Other Long-term Liabilities:

The following table summarizes the components of other long-term liabilities as follows:

	December 31, 2022	December 31, 2021
Pension plan liabilities	$ 6,250	$ 3,551
Other postretirement benefit plan liabilities	428	607
Derivative liabilities	2,071	—
Finance lease and financing obligation liabilities	7,633	11,667
Reserve for uncertain tax positions	8,215	7,658
Other	1,249	611
	$ 25,846	$ 24,094

20. Financial Instruments:

The Company uses interest rate related derivative instruments to manage its exposure to changes in interest rates on its variable-rate debt instruments. The Company does not speculate using derivative instruments.

By using derivative financial instruments to hedge exposures to changes in interest rates, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is an asset, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative contract is a liability, the Company owes the counterparty and therefore, the Company is not exposed to the counterparty’s credit risk in those circumstances. The Company minimizes counterparty credit risk in derivative instruments by entering into transactions with high quality counterparties. The derivative instruments entered into by the Company do not contain credit-risk-related contingent features.

(Dollars in thousands, except share and per share amounts)

Market risk is the adverse effect on the value of a derivative instrument that results from a change in interest rates. The market risk associated with the Company's derivative instruments is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Use of Derivative Financial Instruments to Manage Interest Rate Risk. The Company is exposed to fluctuations in interest rates on its senior secured credit facilities. Changes in interest rates will not affect the market value of such debt but will affect the Company's interest payments over the term of the loans. Likewise, an increase in interest rates could have a material impact on the Company's cash flow. The Company hedges the interest rate fluctuations on debt obligations through interest rate cap agreements. The Company records these agreements at fair value as assets or liabilities in its consolidated balance sheet. As the derivatives are designated and qualify as cash flow hedges, the gains or losses on the interest rate cap agreements are recorded in stockholders' equity as a component of OCI, net of tax. Reclassifications of the gains and losses on the interest rate cap agreements into earnings are recorded as part of interest expense in the consolidated statements of income as the Company makes its interest payments on the hedged portion of its senior secured credit facilities. Fair value is determined based on estimated amounts that would be received or paid to terminate the contracts at the reporting date based on quoted market prices.

In July 2016, the Company entered into interest rate cap agreements, paying a premium of $1,551 to mitigate interest rate volatility from July 2016 through July 2020 by employing varying cap rates, ranging from 1.50% to 3.00% on $1,000,000 of notional variable-rate debt.

In November 2018, the Company entered into additional interest rate cap agreements to mitigate interest rate volatility from July 2020 through July 2022, with a cap rate of 3.50% on $500,000 of notional variable-rate debt and a $3,380 premium annuitized during the effective period. In February 2020, the Company restructured these agreements to lower the interest cap rate to 2.50% with an incremental $130 premium annuitized during the effective period. In March 2020, the Company again amended such interest rate cap agreements to lower the cap rate to 0.84% and paid an additional $900 premium annuitized during the effective period. The term and notional amount remained unchanged, and the total cumulative annuitized premium on the $500,000 of notional variable-rate debt was $4,410.

Upon the expiration of the July 2016 interest rate cap agreements in July 2020, the Company entered into additional interest rate cap agreements to mitigate interest rate volatility from August 2020 to August 2023, with a cap rate of 1.00% on $400,000 of notional variable-rate debt. The total annuitized premium on the $400,000 of notional variable-rate debt was $137.

In August 2021, PQ Corporation novated $900,000 of its interest rate caps to Ecovyst Catalyst Technologies LLC. Other than the novation, there were no other changes to the interest rate caps in connection with the novation.

In January 2022, the Company entered into two new forward starting interest rate cap agreements, with notional amounts of $250,000 each and with a cap rate of 1.00%. The term for one of the interest rate caps is July 2022 through October 2024 and the term for the other is September 2023 through October 2025. The total cumulative annuitized premium is $4,450. The cap rate in effect at December 31, 2022 was 1.00%.

In November 2022, the Company entered into a new interest rate cap agreement to mitigate interest rate volatility from July 2023 through July 2024, with a cap rate of 1.00% on $150,000 of notional variable-rate debt and annuitized premium of $5,268 during the effective period, and mitigate interest rate volatility from July 2024 through July 2026, with a cap rate of 1.00% and 175,000 notional variable-rate debt and annuitized premium of $6,145 during the effective period.

On February 21, 2023, we amended all existing interest rate cap agreements to replace LIBOR with SOFR as the benchmark interest rate, with all other terms of the agreements remaining the same.

Use of Derivative Financial Instruments to Manage Foreign Currency Risk. The Company is exposed to risks related to its net investments in foreign operations due to fluctuations in foreign currency exchange rates, and prior to the sale of the Performance Materials and Performance Chemicals businesses, particularly between the United States dollar and the Euro.

The Company entered into multiple cross-currency interest rate swap arrangements with an aggregate notional amount of €280,000 in October 2019 to hedge the exposure on the net investments of certain of its Euro-denominated

(Dollars in thousands, except share and per share amounts)

subsidiaries in its Performance Materials and Performance Chemicals businesses. The Company recorded these swap agreements at fair value as assets or liabilities in its consolidated balance sheet. In March 2021, as a result of the Performance Materials and Performance Chemicals divestitures, the Company settled its cross-currency swaps. At the date of settlement, the total notional value of the cross-currency swaps was $311,380. The Company paid $13,170 in cash to settle the swaps, which is included in net cash used in investing activities, discontinued operations in the Company's consolidated statement of cash flows for the year ended December 31, 2021, as the underlying subsidiary subject to the net investment hedging relationship was part of the Performance Chemicals business.

As the derivatives were designated and qualified as net investment hedges, changes in the fair value of the swaps attributable to changes in the spot exchange rates are recognized in cumulative translation adjustment ("CTA") within OCI and are held there until the hedged net investments are sold or substantially liquidated. Changes in the fair value of the swaps attributable to the cross currency basis spread were excluded from the assessment of hedge effectiveness and were recorded in current period earnings. Upon such sale or liquidation, the amount recognized in CTA was reclassified to earnings and reported in the same line item as the gain or loss on the liquidation of the net investments. In connection with the sales of the Performance Materials business in December 2020 and Performance Chemicals business in August 2021, amounts deferred in CTA related to the cross-currency swaps were reclassified from accumulated other comprehensive income and recognized as part of the respective losses on sale.

The fair values of derivative instruments held as of December 31, 2022 and 2021 are shown below:

	Balance sheet location	December 31, 2022	December 31, 2021
Derivative assets:			
Derivatives designated as cash flow hedges:			
Interest rate caps	Prepaid and other current assets	$ 18,510	$ —
Interest rate caps	Other long-term assets	15,864	1,080
Total derivative assets		$ 34,374	$ 1,080
Derivative liabilities:			
Derivatives designated as cash flow hedges:			
Interest rate caps	Accrued liabilities	$ —	$ 1,288
Interest rate caps	Other long-term liabilities	2,071	—
Total derivative liabilities		$ 2,071	$ 1,288

The following table shows the effect of the Company's derivative instruments designated as hedges on accumulated other comprehensive income (loss) ("AOCI") and the statements of income for the years ended December 31, 2022, 2021 and 2020:

		Years ended December 31,					
		2022		2021		2020	
	Location of gain (loss) reclassified from AOCI into income	Amount of gain (loss) recognized in OCI on derivatives	Amount of gain (loss) reclassified from AOCI into income	Amount of gain (loss) recognized in OCI on derivatives	Amount of gain (loss) reclassified from AOCI into income	Amount of gain (loss) recognized in OCI on derivatives	Amount of gain (loss) reclassified from AOCI into income
Interest rate caps	Interest (expense) income	$ 32,510	$ (683)	$ 3,441	$ (444)	$ 167	$ (54)

(Dollars in thousands, except share and per share amounts)

The following table shows the effect of the Company's cash flow hedge accounting on the consolidated statements of income for the years ended December 31, 2022, 2021 and 2020:

	Location and amount of gain (loss) recognized in income on cash flow hedging relationships					
	Years ended December 31,					
	2022		2021		2020	
	Cost of goods sold	Interest (expense) income	Cost of goods sold	Interest (expense) income	Cost of goods sold	Interest (expense) income
Total amounts of income and expense line items presented in the statement of income in which the effects of cash flow hedges are recorded	$ (595,529)	$ (37,217)	$ (434,540)	$ (36,990)	$ (344,967)	$ (50,409)
The effects of cash flow hedging:						
Gain (loss) on cash flow hedging relationships:						
Interest contracts:						
Amount of gain (loss) reclassified from AOCI into income	—	(683)	—	(444)	—	(54)

The amount of unrealized losses in AOCI related to the Company's cash flow hedges that is expected to be reclassified to the consolidated statement of income over the next twelve months is $214 as of December 31, 2022.

The following table shows the effect of the Company's net investment hedges on AOCI and the consolidated statements of income for the years ended December 31, 2021 and 2020, respectively:

	Amount of pre-tax gain (loss) recognized in OCI on derivative		Location of gain (loss) reclassified from AOCI into income	Amount of gain (loss) reclassified from AOCI into income		Location of gain (loss) recognized in income on derivative (amount excluded from effectiveness testing)	Amount of gain (loss) recognized in income on derivative (amount excluded from effectiveness testing)	
	Years ended December 31,			Years ended December 31,			Years ended December 31,	
	2021	2020		2021	2020		2021	2020
Cross currency swaps	$ 9,787	$(23,622)	Net (loss) income from discontinued operations, net of tax[(1)]	$ 9,754	$ 1,967	Interest (expense) income	$ 545	$ 5,090

(1) Includes the gain (loss) on the sale of the underlying subsidiary.

21. Income Taxes:

Income (loss) before income taxes and noncontrolling interest within or outside the United States are shown below:

	Years ended December 31,		
	2022	2021	2020
Domestic	$ 86,695	$ 6,185	$ (10,454)
Foreign	8,040	7,756	12,669
Total	$ 94,735	$ 13,941	$ 2,215

(Dollars in thousands, except share and per share amounts)

The provision (benefit) for income taxes as shown in the accompanying consolidated statements of income consists of the following:

	Years ended December 31,		
	2022	**2021**	**2020**
Current:			
Federal	$ 18,210	$ 2,469	$ —
State	3,100	1,813	1,982
Foreign	1,978	3,317	6,013
	23,288	7,599	7,995
Deferred:			
Federal	4,544	(1,813)	(58,125)
State	(2,288)	2,551	(2,596)
Foreign	(604)	3,810	661
	1,652	4,548	(60,060)
Provision (benefit) for income taxes	$ 24,940	$ 12,147	$ (52,065)

A reconciliation of income tax expense (benefit) at the U.S. federal statutory income tax rate to actual income tax expense is as follows:

	Years ended December 31,		
	2022	**2021**	**2020**
Tax at statutory rate	$ 19,894	$ 2,928	$ 314
State income taxes, net of federal income tax benefit	248	3,942	(401)
Changes in uncertain tax positions	558	877	164
Rate changes	—	5,209	4,274
Stock compensation	1,876	197	318
Compensation Disallowance under 162(m)	3,146	466	206
Foreign tax credits	—	(759)	(56,359)
Research and development tax credits	(366)	(620)	(717)
Other, net	(416)	(93)	136
Provision (benefit) for income taxes	$ 24,940	$ 12,147	$ (52,065)

(Dollars in thousands, except share and per share amounts)

Deferred tax assets (liabilities) are comprised of the following:

	December 31,	
	2022	2021
Deferred tax assets:		
Net operating loss carryforwards	$ 13,705	$ 24,107
Interest disallowance carryforward	228	24
Pension	879	227
Operating lease liability	6,873	7,362
Other	10,653	14,732
State credits	13,773	13,110
Foreign withholding tax credits	9,083	9,083
Valuation allowance	(30,615)	(39,857)
	$ 24,579	$ 28,788
Deferred tax liabilities:		
Depreciation	$ (70,400)	$ (71,815)
Inventory	(3,039)	(2,899)
Intangibles	(63,873)	(62,557)
Operating lease right-of-use assets	(6,763)	(7,384)
Other	(15,910)	(10,713)
	$ (159,985)	$ (155,368)
Net deferred tax liabilities	$ (135,406)	$ (126,580)

Under the tax laws of various jurisdictions in which we operate, deductions or credits that cannot be fully utilized for tax purposes during the year may be carried forward, subject to statutory limitations, to reduce taxable income or taxes payable in a future year. As of December 31, 2022, the Company has indefinite carryforwards of $9,083 foreign withholding tax credits. The Company has recorded a full valuation allowance against the foreign withholding tax credits as it is more likely than not that the benefit from these foreign tax credits will never be realized. The Company has $13,773 of deferred tax assets related to state tax credits, which are subject to a 16-year carryforward period. A partial valuation allowance of $10,203 has been recorded due to the expected expiration of these credits before they are able to be utilized. The Company has $13,705 of deferred tax assets related to state net operating losses, which are subject to various carryforward periods of 5 to 20 years or an indefinite carryforward period. A partial valuation allowance of $10,752 has been recorded due to the expected expiration of these state net operating losses before they are able to be utilized.

The change in net deferred tax liabilities for the years ended December 31, 2022 and 2021 was primarily related to activity connected to book amortization of intangible assets with no corresponding tax basis reducing those deferred tax liabilities, activity with respect to tax deductible goodwill, activity with respect to interest rate caps recorded against other comprehensive income, and activity with respect to stock compensation.

(Dollars in thousands, except share and per share amounts)

The net change in the total valuation allowance was a decrease of $9,242 in 2022. The valuation allowance at December 31, 2022 was related to state net operating loss carryforwards and tax credits that, in the judgment of management, are not more likely than not to be realized. In assessing the ability to realize deferred tax assets, management considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considered the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax-planning strategies that are prudent in making this assessment. In order to fully realize deferred tax assets, the Company will need to generate future taxable income prior to the expiration of the net operating loss and credit carryforwards. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The cumulative unremitted earnings of foreign subsidiaries outside the United States are considered permanently reinvested, for which no withholding taxes have been provided. Such earnings are expected to be reinvested indefinitely and, as a result, no deferred tax liability has been recognized with regard to such earnings. Determination of the deferred withholding tax liability on these unremitted earnings is not practicable.

The Company had total unrecognized tax benefits of $7,787 as of December 31, 2022 and 2021, respectively, and there was no activity related to these balances during the year then ended. If these amounts are recognized in future periods, it would affect the effective tax rate on income from continuing operations for the years in which they are recognized.

To the extent interest and penalties are not assessed with respect to uncertain tax positions, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision in the period for which the event occurs requiring the adjustment. The Company recorded accrued interest and penalties amounting to $558 as of December 31, 2022 in other long-term liabilities on its consolidated balance sheets. The Company did not record accrued interest and penalties in December 31, 2021.

The Company files numerous consolidated and separate income tax returns in the U.S. federal jurisdiction and in many state and foreign jurisdictions. The following describes the open tax years, by significant tax jurisdiction, as of December 31, 2022:

Jurisdiction	Period
United States-Federal	2011-2022
United States-State	2011-2022

Given that the Company has utilized state net operating loss in the current and prior years, the statute for examination by the state taxing authorities will typically remain open for a period following the use of such net operating loss carryforwards, extending the period for examination beyond the years indicated above.

(Dollars in thousands, except share and per share amounts)

As of December 31, 2022 and 2021, the Company does not believe that there are any positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next twelve months.

As of December 31, 2022 and 2021, the Company no longer has a federal net operating loss or foreign tax credit carryforward.

Cash payments for income taxes, net of refunds, are as follows:

	Years ended December 31,		
	2022	2021	2020
Domestic	$ 13,277	$ 549	$ 1,894
Foreign	359	69	29
	$ 13,636	$ 618	$ 1,923

On August 16, 2022, the Inflation Reduction Act of 2022, or IRA, was signed into law. Among other things, the IRA imposes a 15% corporate alternative minimum tax for certain large corporations with average annual adjusted financial statement income in excess of $1 billion for tax years beginning after December 31, 2022, levies a 1% excise tax on net stock repurchases after December 31, 2022, and provides tax incentives to promote clean energy. Historically the Company has made discretionary share repurchases under its share repurchase programs. Beginning in 2023, these transactions will be subject to the excise tax of the IRA. Based on the Company’s historical net repurchase activity, the excise tax and the other provisions of the IRA are not expected to have a material impact on the Company’s results of operations or financial position.

22. Benefit Plans:

The Company sponsors two funded defined benefit pension plans that cover certain employees. Benefits for the plans are generally based on average final pay and years of service. The Company’s funding policy is to fund the minimum required contributions consistent with statutory requirements based on actuarial computations utilizing the projected unit credit method of calculation.

The Company sponsors an unfunded plan to provide health care benefits to certain retired employees. The plan pays a stated percentage of medical expenses reduced by deductibles and other coverage and obligations are paid out of the Company’s operations.

The Company uses a December 31 measurement date for all of its defined benefit pension and postretirement medical plans. Of the Company’s two defined benefit pension plans, the Eco Services Hourly Pension Plan was frozen to future accruals as of December 31, 2020, and the Eco Services Pension Equity Plan was frozen to future accruals as of December 31, 2016. The retiree healthcare plan was closed to new retirees effective July 1, 2017. The Company no longer has a defined benefit pension plan covering its employees at a foreign subsidiary, as the plan was converted to a defined contribution plan during the year ended December 31, 2021.

(Dollars in thousands, except share and per share amounts)

Defined Benefit Pension Plans

The following tables summarize changes in the benefit obligation, plan assets and funded status of the Company's defined benefit pension plans as well as the components of net periodic benefit cost, including key assumptions:

	U.S.		Foreign
	December 31,		December 31,
	2022	2021	2021
Change in benefit obligation:			
Benefit obligation at beginning of period	$ 86,465	$ 91,937	$ 22,210
Interest cost	2,569	2,210	255
Plan settlements	(862)	(1,795)	(21,622)
Benefits paid	(2,552)	(2,069)	—
Actuarial gains	(18,741)	(3,818)	—
Translation adjustment	—	—	(843)
Benefit obligation at end of the period	$ 66,879	$ 86,465	$ —
Change in plan assets:			
Fair value of plan assets at beginning of period	$ 82,914	$ 80,395	$ 22,210
Actual return on plan assets	(18,871)	6,383	255
Plan settlements	(862)	(1,795)	(21,622)
Benefits paid	(2,552)	(2,069)	—
Translation adjustment	—	—	(843)
Fair value of plan assets at end of the period	$ 60,629	$ 82,914	$ —
Funded status of the plans (underfunded)	$ (6,250)	$ (3,551)	$ —

The total actuarial gains for the year ended December 31, 2022 was $18,741, which was driven by declines in the discount rates of $18,641 and declines in general experience of $100.

The total actuarial gains for the year ended December 31, 2021 was $3,818, which was driven by declines in the discount rates of $3,989 and changes in the lump sum conversion of $545 offset by changes in mortality assumptions of $204 and declines in general experience of $512.

(Dollars in thousands, except share and per share amounts)

Amounts recognized in the consolidated balance sheets consist of:

	December 31, 2022	December 31, 2021
Noncurrent liability	$ (6,250)	$ (3,551)
Accumulated other comprehensive income (loss)	(509)	(672)
Net amount recognized	$ (6,759)	$ (4,223)

Amounts recognized in accumulated other comprehensive income (loss) consist of:

	December 31, 2022	December 31, 2021
Net (loss) gain	$ (1,039)	$ 2,486
Gross amount recognized	(1,039)	2,486
Deferred income taxes	530	(3,158)
Net amount recognized	$ (509)	$ (672)

Components of net periodic benefit cost consist of:

	U.S. Years ended December 31,			Foreign Years ended December 31,	
	2022	2021	2020	2021	2020
Service cost	$ —	$ —	$ 769	$ —	$ 1,080
Interest cost	2,569	2,210	2,665	255	299
Expected return on plan assets	(3,433)	(4,360)	(3,898)	(255)	(287)
Amortization of net loss	—	—	—	—	95
Settlement loss (gain) recognized	38	(26)	78	2,084	—
Net periodic (benefit) expense	$ (826)	$ (2,176)	$ (386)	$ 2,084	$ 1,187

All components of net periodic benefit cost other than service cost are presented within other expense (income), net in the Company's consolidated statements of income.

Components of other changes in plan assets and benefit obligations recognized in other comprehensive income consists of:

	December 31, 2022	December 31, 2021
Net loss (gain)	$ 3,563	$ (5,841)
Translation adjustment	—	(82)
Amortization or settlement recognition of net gain (loss)	(38)	(2,058)
Total recognized in other comprehensive income	3,525	(7,981)
Total recognized in net periodic benefit cost and other comprehensive income	$ 2,699	$ (7,991)

The net amount of projected benefit obligation and plan assets for all underfunded plans was $6,250 and $3,551 as of December 31, 2022 and 2021, respectively, and was classified as noncurrent liabilities.

(Dollars in thousands, except share and per share amounts)

The following table presents selected information about the Company's pension plans with projected benefit obligations and accumulated benefit obligations in excess of plan assets:

	December 31,	
	2022	2021
Projected benefit obligation	$ 66,879	$ 86,465
Accumulated benefit obligation	66,879	86,465
Fair value of plan assets	60,629	82,914

Significant weighted average assumptions used in determining the pension obligations include the following:

	December 31,	
	2022	2021
Discount rate	5.40 %	2.90 %
Rate of compensation increase[(1)]	N/A	N/A

Significant weighted average assumptions used in determining net periodic benefit cost include the following:

	U.S.			Foreign	
	Years ended December 31,			Years ended December 31,	
	2022	2021	2020	2021	2020
Discount rate	2.90 %	2.50 %	3.40 %	1.20 %	1.50 %
Rate of compensation increase[(1)]	N/A	N/A	3.00 %	1.75 %	1.75 %
Expected return on assets	4.90 %	5.60 %	5.70 %	1.20 %	1.50 %

(1) Includes only plans not frozen to benefit accruals for the respective periods.

The discount rate was determined by utilizing a yield curve model. The model develops a spot rate curve based on the yields available from a broad-based universe of high quality corporate bonds. The discount rate is then set as the weighted average spot rate, using the respective plan's expected benefit cash flows as the weights.

The investment objective for the plans is to generate returns sufficient to meet future obligations. The strategy to meet the objective includes generating attractive returns using higher returning assets such as equity securities and balancing risk using less volatile assets such as fixed income securities. The plans invest in an allocation of assets across the two broadly-defined financial asset categories of equity and fixed income securities. The target allocations for the plan assets across the two U.S. plans are as follows: 35% equity securities and 65% fixed income investments for the Eco Services Pension Equity Plan; and 30% equity securities and 70% fixed income investments for the Eco Services Hourly Pension Plan.

The Company classifies plan assets based upon a fair value hierarchy (see Note 8 to these consolidated financial statements for further information). The classification of each asset within the hierarchy is based on the lowest level input that is significant to its measurement. The fair value hierarchy consists of three levels as follows:

- Level 1—Values are unadjusted quoted prices for identical assets and liabilities in active markets accessible at the measurement date. Active markets provide pricing data for trades occurring at least weekly and include exchanges and dealer markets. Level 1 assets primarily include investments in publicly traded equity securities and mutual funds. These securities (or the underlying investments of the funds) are actively traded and valued using quoted prices for identical securities from the market exchanges.
- Level 2—Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices from those willing to trade in markets that are not active, or other inputs that are observable or can be corroborated by market data for the term of the instrument. Such inputs include market interest rates and volatilities,

(Dollars in thousands, except share and per share amounts)

spreads and yield curves. Level 2 assets primarily consist of fixed-income securities and commingled funds that are not actively traded or whose underlying investments are valued using observable marketplace inputs. The fair value of plan assets invested in fixed-income securities is generally determined using valuation models that use observable inputs such as interest rates, bond yields, low-volume market quotes and quoted prices for similar assets. Plan assets that are invested in commingled funds are valued using a unit price or net asset value ("NAV") that is based on the underlying investments of the fund.

- Level 3—Certain inputs are unobservable (supported by little or no market activity) and significant to the fair value measurement. Unobservable inputs reflect the Company's best estimate of what hypothetical market participants would use to determine a transaction price for the asset or liability at the reporting date. Level 3 assets include investments covered by insurance contracts and real estate funds valued using significant unobservable inputs.

The following tables set forth by level, within the fair value hierarchy, plan assets at fair value:

	December 31, 2022			
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 244	$ 244	$ —	$ —
Equity securities:				
U.S. investment funds	11,435	11,435	—	—
International investment funds	7,803	7,803	—	—
Fixed income securities:				
Government securities	16,209	16,209	—	—
Corporate bonds	24,938	24,938	—	—
Total	$ 60,629	$ 60,629	$ —	$ —

	December 31, 2021			
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 202	$ 202	$ —	$ —
Equity securities:				
U.S. investment funds	12,150	12,150	—	—
International investment funds	7,816	7,816	—	—
Fixed income securities:				
Government securities	28,869	28,869	—	—
Corporate bonds	33,877	33,877	—	—
Total	$ 82,914	$ 82,914	$ —	$ —

(Dollars in thousands, except share and per share amounts)

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Year	Amount
2023	$ 4,751
2024	4,518
2025	4,336
2026	4,419
2027	4,473
Years 2028-2032	22,937

The Company does not expect to contribute to its pension plans in 2023.

Other Postretirement Benefit Plan

The following tables summarize changes in the benefit obligation, plan assets and funded status of the Company's other postretirement benefit plan as well as the components of net periodic benefit cost, including key assumptions:

	December 31,	
	2022	2021
Change in benefit obligation:		
Benefit obligation at beginning of period	$ 624	$ 650
Interest cost	18	17
Benefits paid	(1)	(1)
Premiums paid	(3)	(2)
Actuarial gains	(192)	(40)
Benefit obligation at end of period	$ 446	$ 624
Change in plan assets:		
Employer contributions	$ 4	$ 3
Benefits paid	(1)	(1)
Premiums paid	(3)	(2)
Fair value of plan assets at end of period	$ —	$ —
Funded status of the plan (underfunded)	$ (446)	$ (624)

The total actuarial gains for the year ended December 31, 2022 was $192, which was driven by increases in the discount rates.

The total actuarial gains for the year ended December 31, 2021 was $40, which was driven by increases in the discount rates of $27, changes in mortality assumptions of $1, and general experience of $12.

Amounts recognized in the consolidated balance sheets consist of:

	December 31,	
	2022	2021
Current liability	$ (18)	$ (17)
Noncurrent liability	(428)	(607)
Accumulated other comprehensive income	(299)	(59)
Net amount recognized	$ (745)	$ (683)

(Dollars in thousands, except share and per share amounts)

Amounts recognized in accumulated other comprehensive income consist of:

	December 31, 2022	December 31, 2021
Prior service credit	$ 154	$ 364
Net gain (loss)	80	(114)
Gross amount recognized	234	250
Deferred income taxes	(533)	(309)
Net amount recognized	$ (299)	$ (59)

Components of net periodic benefit cost consist of:

	Years ended December 31, 2022	2021	2020
Interest cost	$ 18	$ 17	$ 19
Amortization of prior service credit	(210)	(232)	(232)
Amortization of net loss	3	5	1
Net periodic benefit	$ (189)	$ (210)	$ (212)

All components of net periodic benefit cost other than service cost are presented within other expense (income), net in the Company's consolidated statements of income.

Components of other changes in plan assets and benefit obligations recognized in other comprehensive income consists of:

	December 31, 2022	December 31, 2021
Net gain	$ (192)	$ (40)
Amortization of prior service credit	210	232
Amortization or settlement recognition of net loss	(3)	(5)
Total recognized in other comprehensive income	$ 15	$ 187
Total recognized in net periodic benefit cost and other comprehensive income	$ (174)	$ (23)

The discount rate used in determining the other postretirement benefit plan obligation was 5.50% and 2.90% as of December 31, 2022 and 2021, respectively. The discount rate used in determining net periodic benefit cost was 2.90%, 2.60% and 3.50% for the years ended December 31, 2022, 2021 and 2020, respectively. There was no rate of interest crediting rate, as there are no cash balance accounts associated with this plan.

(Dollars in thousands, except share and per share amounts)

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Year	Amount
2023	$ 18
2024	19
2025	20
2026	21
2027	22
Years 2028-2032	138

The Company expects to contribute $18 to the retiree health plan in 2023. There are no expected Medicare subsidy receipts expected in future periods.

Defined Contribution Plans

The Company also has defined contribution plans covering domestic employees of the Company and a foreign subsidiary. The Company recorded expenses of $7,113, $7,097 and $6,467 related to these plans for the years ended December 31, 2022, 2021 and 2020, respectively.

23. Stock-Based Compensation:

The Company has an equity incentive plan under which it grants common stock awards to employees, directors and affiliates of the Company. As of December 31, 2022, 10,065,830 shares of common stock were available for issuance under the plan. The Company settles these awards through the issuance of new shares.

Modifications

Sale of Performance Chemicals

As described in Note 9 to these consolidated financial statements, the Company's Board of Directors declared a special cash dividend of $3.20 per share to stockholders of record as of the close of business on August 12, 2021. The dividend declaration also included a dividend equivalent for all unvested restricted stock units, performance stock units and restricted stock awards (collectively, the "awards") as of August 23, 2021 equal to $3.20 per award. Additionally, the Company's Board of Directors approved a reduction in the strike price on all outstanding vested and unvested stock options by the amount of the dividend payment.

Further, with respect to stock options and awards held by employees of Performance Chemicals at the time of the sale (see Note 5 to these consolidated financial statements), the Company's Board of Directors approved modifications to the post-termination stock option exercise, and stock option and award vesting periods. The modifications provided that all stock options held by Performance Chemicals employees that were vested as of the date of the sale are eligible to be exercised for a period of one year from the date of the sale. Additionally, modifications to unvested stock options and awards allowed holders to continue to vest in those instruments under the original terms of the instruments for a period of up to one year from the date of sale, depending on the award. The terms of the modifications to the Performance Chemicals awards are contingent upon the employee providing continued service to the Buyer.

The modifications impacted all holders of the Company's stock options and awards, and along with modifications for a retired executive during the same period, resulted in incremental stock-based compensation expense recognized at the time of the modifications of $6,667 during the year ended December 31, 2021. Of this amount, $2,635 was included in loss from discontinued operations, net of tax on the Company's consolidated statements of income.

(Dollars in thousands, except share and per share amounts)

Sale of Performance Materials

As described in Note 9 to these consolidated financial statements, the Company's Board of Directors declared a special cash dividend of $1.80 per share to stockholders of record as of the close of business on December 21, 2020. The dividend declaration also included a dividend equivalent for all unvested awards as of December 21, 2020 equal to $1.80 per award. Additionally, the Company's Board of Directors approved a reduction in the strike price on all outstanding vested and unvested stock options by the amount of the dividend payment.

Further, with respect to stock options and awards held by employees of Performance Materials at the time of the sale (see Note 4 to these consolidated financial statements), the Company's Board of Directors approved modifications to the post-termination stock option exercise, and stock option and award vesting periods. The modifications provided that all stock options held by Performance Materials employees that were vested as of the date of the sale are eligible to be exercised for a period of one year from the date of the sale. Additionally, modifications to unvested stock options and awards allowed holders to continue to vest in those instruments under the original terms of the instruments for a period of one year from the date of sale. The terms of the modifications to the Performance Materials awards are contingent upon the employee providing continued service to the Purchaser.

The modifications impacted all holders of the Company's stock options and awards, and resulted in incremental stock-based compensation expense recognized at the time of the modifications of $2,144 during the year ended December 31, 2020. Of this amount, $654 was included in loss from discontinued operations, net of tax on the Company's consolidated statements of income.

Stock Options

The Company has issued stock options to purchase Ecovyst Inc. common stock as part of its equity incentive compensation program. There are various vesting conditions associated with stock options issued prior to the launch of the Company's initial pubic offering ("IPO") in September 2017, including satisfaction of certain service and/or performance based conditions. Subsequent to the IPO, the Company's stock option grants have been subject to graded vesting conditions based on service. The maximum contractual term of the Company's stock options is ten years.

The following table summarizes the activity of common stock options for the period from December 31, 2019 through the year ended December 31, 2022:

	Number of Options		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)		Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2019	2,374,357	$	11.44			
Exercised	(43,250)	$	8.64			
Forfeited	(157,776)	$	9.23			
Outstanding at December 31, 2020	2,173,331	$	9.84 [1]			
Exercised	(208,500)	$	3.56			
Forfeited	(39,996)	$	3.53			
Expired	(40,484)	$	14.52			
Outstanding at December 31, 2021	1,884,351	$	6.99 [2]			
Exercised	(199,970)	$	3.06			
Forfeited	(51,860)	$	3.98			
Expired	(111,524)	$	11.97			
Outstanding at December 31, 2022	1,520,997	$	7.24	3.36	$	4,720
Exercisable at December 31, 2022	1,236,041	$	8.13	3.30	$	3,171

[1] Reflects the impact of the reduction in the strike price on all outstanding vested and unvested stock options by $1.80 per share as described above.

[2] Reflects the impact of the reduction in the strike price on all outstanding vested and unvested stock options by $3.20 per share as described above.

The aggregate intrinsic value per the above table represents the difference between the fair value the Company's common stock on the last trading day of the reporting period (determined in accordance with the plan terms) and the exercise price of in-the-money stock options multiplied by the respective number of stock options as of that date. The total intrinsic value of stock options exercised during the years ended December 31, 2022 and 2021 and the resulting tax benefits recognized by the Company were $1,306 and $1,767, respectively, and were not material for the year ended December 31, 2020. Additionally, cash proceeds received by the Company from the exercise of stock options were not material for the years ended December 31, 2022, 2021, and 2020.

There were no stock option awards granted during the years ended December 31, 2022, 2021 and 2020. The Company uses the Black-Scholes option pricing model to determine the fair value of its stock option grants.

Restricted Stock Awards, Restricted Stock Units and Performance Stock Units

Restricted Stock Awards

The Company has granted restricted stock awards subject to vesting conditions based on (1) service only, (2) performance only, or (3) a combination of service and performance conditions, dependent on which event occurs first. The vesting requirements for the majority of these awards were based upon the achievement of a performance condition. As defined in the award agreements, each award subject to the performance condition fully vests upon the occurrence of a defined liquidity event upon which certain investment funds affiliated with CCMP receive proceeds exceeding certain thresholds. Although achievement of the performance condition is subject to continued service with the Company, the terms of awards issued with performance conditions stipulate that the performance vesting condition can be attained for a period of six months following separation from service under certain circumstances, depending on the means of separation from the Company and subject to other factors such as individual separation agreements. The same

(Dollars in thousands, except share and per share amounts)

performance vesting condition for the Company's restricted stock awards also governs the achievement of the performance vesting condition for the Company's stock options. As of December 31, 2022, all of the Company's outstanding unvested restricted stock awards were subject to the performance vesting condition.

In addition to restricted stock awards, the Company has granted restricted stock units and performance stock units as part of its equity incentive compensation program.

Restricted Stock Units

Each restricted stock unit provides the recipient with the right to receive a share of common stock subject to graded vesting terms based on service, which generally requires one year of service for members of the Company's board of directors and three years of service for employees. The value of the restricted stock units granted by the Company is based on the average of the high and low trading prices of the Company's common stock on the NYSE on the preceding trading day, in accordance with the Company's policy for valuing such awards. Compensation expense related to the restricted stock units is recognized on a straight-line basis over the respective vesting period.

Performance Stock Units

2019 Grants

During the year ended December 31, 2022, the Compensation Committee of the Company's Board of Directors ("Compensation Committee") certified the achievement of the performance metrics for the three-year period ended December 31, 2021, related to the performance stock units granted during the year ended December 31, 2019. These awards provided the recipients with the right to receive shares of common stock dependent on the achievement of two Company-specific financial performance targets and the provision of service through the vesting date, with each award holder eligible to earn a percentage of the target number of shares granted to the holder, ranging from zero to 200%. The awards vested during the year ended December 31, 2022 at 100% of target.

2020 Grants

The Company granted 456,311 performance stock units (at target) during the year ended December 31, 2020. The performance stock units granted in 2020 provide the recipients with the right to receive shares of common stock dependent 50% on the achievement of a Company-specific financial performance target and 50% on a total shareholder return ("TSR") goal, and are generally subject to the provision of service through the vesting date of the award. The Company-specific financial performance target and the TSR goal are measured independently of each other, but achievement of both of the metrics is measured based on the same three-year performance period from January 1, 2020 through December 31, 2022. The TSR goal is based on the Company's relative TSR performance against the companies included in the Russell 2000 Index over the performance period. Achievement of the Company-specific financial performance target is measured based on the average levels of achievement across the performance period. Depending on the Company's performance against the predetermined thresholds for achievement, each performance stock unit award recipient is eligible to earn a percentage of the target number of shares granted to the recipient, ranging from zero to 200%. The performance stock units, to the extent earned, will vest on the date the Compensation Committee certifies the achievement of the performance metrics for the three-year period ending December 31, 2022, which will occur subsequent to the end of the performance period and after the Company files its annual consolidated financial statements for the year ended December 31, 2022. As of December 31, 2022, the Company adjusted the anticipated vesting amount of these awards to approximately 37% of target based on actual performance.

The value of the portion of the performance stock units granted during the year ended December 31, 2020 eligible to be earned based on the achievement of the Company-specific financial performance target was measured on the same basis as that of the restricted stock units, and based on the target number of shares granted; because the performance vesting conditions affect the ability of the recipients to vest in the awards, they are not factored into the fair value measure of the award. Compensation expense related to such performance stock units is recognized ratably over the requisite service period, and the Company must assess the probability that the performance conditions will be met each reporting period and the level at which they are estimated to be attained. Should the probability assessment change during a given reporting period, the total compensation cost (both recognized and unrecognized) will be adjusted to reflect the revised assessment.

(Dollars in thousands, except share and per share amounts)

The TSR goal, which determines how much of the 50% of the performance stock units granted during 2020 may be earned, is considered a market condition as opposed to a vesting condition. Because a market condition is not considered a vesting condition, it is reflected in the grant date fair value of an award and the associated compensation cost based on the fair value of the award is recognized over the performance period, regardless of whether the Company actually achieves the market condition or the level of achievement, as long as service is provided by the recipient. The Company used a Monte Carlo simulation to estimate the $24.11 weighted average fair value of the portion of the awards subject to the TSR goal, with the following weighted average assumptions:

Expected dividend yield	— %
Risk-free interest rate	1.56 %
Expected volatility	28.57 %
Expected term (in years)	2.95

2021 Grants

The Company granted 211,985 performance stock units (at target) during the year ended December 31, 2021 that provide the recipients with the right to receive shares of common stock dependent on the achievement of a TSR goal, and are generally subject to the provision of service through the vesting date of the award. The performance period for the TSR goal is measured based on a three-year performance period from January 1, 2021 through December 31, 2023. The TSR goal is based on the Company's actual TSR percentage increase over the performance period. Depending on the Company's performance relative to the TSR goal, each performance stock unit award recipient is eligible to earn a percentage of the target number of shares granted to the recipient, ranging from zero to 200%. The performance stock units, to the extent earned, will vest on the date the Compensation Committee certifies the achievement of the performance metric for the three-year period ending December 31, 2023, which will occur subsequent to the end of the performance period and after the Company files its annual consolidated financial statements for the year ending December 31, 2023. The Company used a Monte Carlo simulation to estimate the $13.21 weighted average fair value of the awards, with the following weighted average assumptions:

Expected dividend yield	— %
Risk-free interest rate	0.20 %
Expected volatility	41.70 %
Expected term (in years)	2.95

(Dollars in thousands, except share and per share amounts)

2022 Grants

During the year ended December 31, 2022, the Company granted 295,132 performance stock units (at target) under its equity incentive plan. The performance stock units granted during the year ended December 31, 2022 provide the recipients with the right to receive shares of common stock dependent on the achievement of a TSR goal, and are generally subject to the provision of service through the vesting date of the award. The performance period for the TSR goal is measured based on a three-year performance period from January 1, 2022 through December 31, 2024. The TSR goal is based on the Company's actual TSR percentage increase over the performance period. Depending on the Company's performance relative to the TSR goal, each performance stock unit award recipient is eligible to receive a percentage of the target number of shares granted to the recipient, ranging from zero to 200%. The performance stock units, to the extent earned, will vest on the date the Compensation Committee certifies the achievement of the performance metric for the three-year period ending December 31, 2024, which will occur subsequent to the end of the performance period and after the Company files its annual consolidated financial statements for the year ending December 31, 2024.

The Company used a Monte Carlo simulation to estimate the $8.82 weighted average fair value of the awards, with the following weighted average assumptions:

Expected dividend yield	— %
Risk-free interest rate	1.51 %
Expected volatility	44.51 %
Expected term (in years)	2.91

Award Activity

The following table summarizes the activity of restricted stock awards, restricted stock units and performance stock units for the period from December 31, 2019 through the year ended December 31, 2022:

	Restricted Stock Awards		Restricted Stock Units		Performance Stock Units	
	Number of Shares	Weighted Average Grant Date Fair Value (per share)	Number of Units	Weighted Average Grant Date Fair Value (per share)	Number of Units	Weighted Average Grant Date Fair Value (per share)
Nonvested as of December 31, 2019	1,546,130	$ 8.17	1,628,436	$ 15.83	550,676 (2)	$ 15.41
Granted	—	$ —	1,158,605	$ 16.60	456,311	$ 20.29
Vested	(29,760)	$ 12.32	(816,866)	$ 16.17	—	$ —
Forfeited	(619,355)	$ 8.04	(129,036)	$ 16.28	(41,251)	$ 15.95
Nonvested as of December 31, 2020	897,015	$ 13.80 (1)	1,841,139	$ 16.14	965,736 (2)	$ 17.69
Granted	—	$ —	1,697,623	$ 15.39	211,985	$ 13.21
Vested	—	$ —	(773,619)	$ 16.00	—	$ —
Forfeited	(263,291)	$ 15.31 (1)	(257,722)	$ 16.03	(60,166)	$ 17.11
Nonvested as of December 31, 2021	633,724	$ 15.84 (1)	2,507,421	$ 15.68	1,117,555 (2)	$ 16.91
Granted	—	$ —	2,779,690	$ 10.28	295,132	$ 8.82
Vested	(84,903)	$ 8.83	(1,550,969)	$ 15.08	(496,442)	$ 15.41
Forfeited	(271,765)	$ 15.84	(1,271,424)	$ 12.27	(276,713)	$ 12.33
Nonvested as of December 31, 2022	277,056	$ 15.66	2,464,718	$ 11.73	639,532 (2)	$ 16.32

(1) Reflects the impact of the modification on all unvested restricted stock awards as described above.

(2) Based on target.

(Dollars in thousands, except share and per share amounts)

The total fair value of restricted stock awards that vested during the years ended December 31, 2022, 2021 and 2020 was $749, $0 and $510, respectively. The total fair value of restricted stock units that vested during the years ended December 31, 2022, 2021 and 2020 was $15,579, $11,507 and $11,269, respectively. The total fair value of performance stock units that vested during the years ended December 31, 2022, 2021 and 2020 was $5,277, $0 and $0, respectively.

Total Stock-Based Compensation Expense

For the years ended December 31, 2022, 2021 and 2020, total stock-based compensation expense for the Company on a continuing operations basis was $20,632, $31,838 and $17,194, respectively. The associated income tax benefit recognized in the statements of income for the years ended December 31, 2022, 2021 and 2020 was $2,799, $7,735 and $3,933, respectively.

As of December 31, 2022, there was no unrecognized compensation cost related to nonvested stock options or nonvested restricted stock awards subject to service vesting conditions. As of December 31, 2022, unrecognized compensation cost was $13,966 for restricted stock units and $1,650 for performance stock units considered probable of vesting. The weighted-average period over which these costs are expected to be recognized at December 31, 2020 is 1.24 years for the restricted stock units and 1.03 years for the performance stock units. No expense has been recognized for any stock options subject to the performance condition for the years ended December 31, 2022, 2021 and 2020, and no expense has been recognized for any restricted stock awards subject to the performance condition for the years ended December 31, 2021 and 2020, as the performance-based criteria was not achieved nor considered probable of achievement. During the year ended December 31, 2022, $749 of stock-based compensation expense was recognized for a modification to a set of restricted stock awards subject to the performance condition for an individual whose awards immediately vested in connection with a separation agreement.

Restricted stock awards and stock options issued with performance conditions vest based on the occurrence of a defined liquidity event upon which certain investment funds affiliated with CCMP receive proceeds exceeding certain thresholds. If an exit event occurs that exceeds the defined threshold, then all of these restricted stock awards and stock options of the Company vest 100%, with no potential for partial vesting or excess achievement. If an exit event or events occur with no further possibility of meeting the defined threshold, then all of the Company's restricted stock awards and stock options subject to the performance vesting condition will be forfeited. In addition to the defined liquidity event, subsequent to the Company's IPO, the performance vesting condition can also be achieved if the average closing trading price of the Company's common stock on the NYSE over any consecutive ten-day trading period equals or exceeds a price that would be equivalent to the achievement of the threshold proceeds to CCMP. See Note 24 to these consolidated financial statements for further information on the number of restricted stock awards and stock options outstanding subject to performance-based vesting.

24. Earnings per Share:

Basic earnings per share is calculated as income (loss) available to common stockholders, divided by the weighted average number of common shares outstanding during the period. The weighted average number of common shares outstanding during the period for the computation of basic earnings per share excludes restricted stock awards that have legally been issued but are nonvested during the period, as the sale of these shares is prohibited pending satisfaction of certain vesting conditions by the award recipients in order to earn the rights to the shares (see Note 23 to these consolidated financial statements for further information regarding outstanding nonvested restricted stock awards).

Diluted earnings per share is calculated as income (loss) available to common stockholders, divided by the weighted average number of common and potential common shares outstanding during the period, if dilutive. Potential common shares reflect (1) unvested restricted stock awards and restricted stock units with service vesting conditions, (2) performance stock units with vesting conditions considered probable of achievement and (3) options to purchase common stock, all of which have been included in the diluted earnings per share calculation using the treasury stock method.

(Dollars in thousands, except share and per share amounts)

The reconciliation from basic to diluted weighted average shares outstanding is as follows:

	Years ended December 31,		
	2022	2021	2020
Weighted average shares outstanding – Basic	133,601,322	136,167,384	135,528,977
Dilutive effect of unvested common shares and restricted stock units with service conditions, performance stock units considered probable of vesting and assumed stock option exercises and conversions	1,486,850	1,541,547	921,976
Weighted average shares outstanding – Diluted	135,088,172	137,708,931	136,450,953

Basic and diluted income (loss) per share are calculated as follows:

	Years ended December 31,		
	2022	2021	2020
Numerator:			
Income from continuing operations attributable to Ecovyst Inc.	$ 69,795	$ 1,794	$ 54,280
Income (loss) from discontinued operations attributable to Ecovyst Inc.	3,902	(141,743)	(333,051)
Net income (loss) attributable to Ecovyst Inc.	$ 73,697	$ (139,949)	$ (278,771)
Denominator:			
Weighted average shares outstanding – Basic	133,601,322	136,167,384	135,528,977
Weighted average shares outstanding – Diluted	135,088,172	137,708,931	136,450,953
Net income (loss) per share:			
Basic income per share - continuing operations	$ 0.52	$ 0.01	$ 0.40
Diluted income per share - continuing operations	$ 0.52	$ 0.01	$ 0.40
Basic (loss) income per share - discontinued operations	$ 0.03	$ (1.04)	$ (2.46)
Diluted (loss) income per share - discontinued operations	$ 0.03	$ (1.03)	$ (2.44)
Basic income (loss) per share	$ 0.55	$ (1.03)	$ (2.06)
Diluted income (loss) per share	$ 0.55	$ (1.02)	$ (2.04)

The table below presents the details of the Company's weighted average equity-based awards outstanding during each respective year that were excluded from the calculation of diluted earnings per share:

(Dollars in thousands, except share and per share amounts)

	Years ended December 31,		
	2022	2021	2020
Restricted stock awards with performance only targets not yet achieved	539,688	839,432	1,225,855
Stock options with performance only targets not yet achieved	309,984	373,105	507,461
Anti-dilutive restricted stock awards, restricted stock units and performance stock units	20,497	6,214	1,453,120
Anti-dilutive stock options	776,594	244,473	846,049

Restricted stock awards and stock options with performance only vesting conditions are not included in the dilution calculation, as the performance targets have not been achieved nor were probable of achievement as of the end of the respective periods. Certain stock options to purchase shares of common stock were excluded from the computation of diluted earnings per share for the respective periods, because the combination of the options' exercise price and remaining unamortized stock-based compensation expense was greater than the average market price of the common shares. Anti-dilutive awards are not included in the dilution calculation, as their inclusion would have the effect of increasing diluted income per share.

25. Commitments and Contingent Liabilities:

Environmental Contingencies

There is a risk of environmental impact in chemical manufacturing operations. The Company's environmental policies and practices are designed to comply with existing laws and regulations and to minimize the possibility of significant environmental impact. The Company is also subject to various other lawsuits and claims with respect to matters such as governmental regulations, labor and other actions arising out of the normal course of business. All claims that are probable and reasonably estimable have been accrued for in the Company's consolidated financial statements, some of which are described in detail within this note. When these matters are ultimately concluded and determined, the Company believes that there will be no material adverse effect on its consolidated financial position, results of operations or liquidity.

The Company has recorded a reserve of $306 and $410 as of December 31, 2022 and 2021, respectively, to address remaining subsurface remedial and wetlands/marsh management activities at the Company's Martinez, CA site. Although currently a sulfuric acid regeneration plant, the site originally was operated by Mountain Copper Company ("Mococo") as a copper smelter. Also, the site sold iron pyrite to various customers and allowed their customers to deposit waste iron pyrite cinder and slag on the site. The property is adjacent to Peyton Slough, where Mococo had a permitted discharge point from its process. In 1997, the San Francisco Bay Regional Water Quality Control Board ("RWQCB") required characterization and remediation of Peyton Slough for Copper, Zinc and Acidic Soils. Various remediation activities were undertaken and completed, and the site has received final concurrence from the Army Corps with respect to the completed work. The RWQCB has agreed that Eco Services LLC, a wholly owned subsidiary of the Company ("Eco Services"), has achieved the goals for vegetative cover. The current marsh condition is being sustained by the opening and subsequent closing of the tide gates on a once per year basis. The Company is continuing to indicate to the RWQCB a plan to involve Contra Costa County and work towards development of an alliance for operating, maintaining and funding the tide gates is appropriate. The Company is currently in the process of obtaining permits for the long-term maintenance of Peyton Slough.

As of December 31, 2022 and 2021, the Company has recorded a reserve of $102 and $306, respectively, for subsurface remediation and the Soil Vapor Extraction Project at the Company's Dominguez, CA site. In the 1980s and 1990s, the EPA and the Los Angeles Regional Water Quality Control Board conducted investigations of the site due to historic chlorinated pesticide and chlorinated solvent use. Soil and groundwater beneath the site were impacted by chlorinated solvents and associated breakdown products, petroleum hydrocarbons, chlorinated pesticides and metals. A Corrective Measures Plan approved in October 2011 requires (1) soil vapor extraction ("SVE") in affected areas, (2) covering of unpaved areas containing pesticide impacted soil, and (3) annual groundwater monitoring of the perched water-bearing zone. Annual groundwater sampling and soil vapor monitoring indicates that the SVE system has been

(Dollars in thousands, except share and per share amounts)

effective in reducing subsurface contaminant levels. The Company is moving in the direction of rendering the SVE system dormant and potentially closing this matter within the next few years following rebound testing, including the preparation of an updated long-term Operations and Maintenance Plan as requested by the California Department of Toxic Substances Control.

Letters of Credit

At December 31, 2022, the Company had outstanding letters of credit of $4,043. Letters of credit are guarantees of payment to third parties. The Company's letters of credit are used primarily as collateral for various items, including environmental, energy and insurance payments. The letters of credit are supported by the Company's ABL facility.

26. Related Party Transactions:

The Company maintains certain policies and procedures for the review, approval and ratification of related party transactions to ensure that all transactions with selected parties are fair, reasonable and in the Company's best interests. All significant relationships and transactions are separately identified by management if they meet the definition of a related party or a related party transaction. Related party transactions include transactions that occurred during the year, or are currently proposed, in which the Company was or will be a participant, and for which any related person had or will have a direct or indirect material interest. All related party transactions are reviewed, approved and documented by the appropriate level of the Company's management in accordance with these policies and procedures.

Joint Venture Agreement

The Company entered into a joint venture agreement (the "ZI Partnership Agreement") in 1988 with Shell Catalysts & Technologies, an affiliate of Royal Dutch Shell plc, to form Zeolyst International, a 50/50 joint venture partnership (the "Partnership"). Under the terms of the ZI Partnership Agreement, the Partnership leases certain land used in its Kansas City production facilities from Ecovyst. This lease, which has been recorded as an operating lease, provided for rental payments to the Company of $310, $305 and $295 during the years ended December 31, 2022, 2021 and 2020, respectively. The terms of this lease are evergreen as long as the ZI Partnership Agreement is in place. The Partnership had no sales to the Company during the years ended December 31, 2022, 2021 and 2020, respectively.

The Partnership purchases certain of its raw materials from the Company and is charged for various manufacturing costs incurred at the Company's Kansas City production facility. The amount of these costs charged to the Partnership were $23,699, $19,976 and $16,869 for the years ended December 31, 2022, 2021 and 2020, respectively. Certain administrative, marketing, engineering, management-related, and research and development services are provided to the Partnership by the Company. During the years ended December 31, 2022, 2021 and 2020, the Partnership was charged $13,908, $12,871 and $12,727, respectively, for these services. In addition, the Partnership was charged certain product demonstration costs of $1,621, $2,204 and $1,768 during the years ended December 31, 2022, 2021 and 2020, respectively. These charges to the Partnership are recorded as reductions in either cost of goods sold or selling, general and administrative expenses in the consolidated statements of income, depending on the nature of the expenditures.

As of December 31, 2022 and 2021, the Company had an accounts receivable from the Partnership of $2,636 and $2,943. As of December 31, 2022 and 2021, there were no accounts payable with the Partnership.

Other

From time to time, the Company makes sales to and purchases raw materials from portfolio companies of funds that are affiliated with INEOS Capital Partners. The Company had sales of $10,880, $3,923 and $11,212 to companies affiliated with INEOS Capital Partners during the years ended December 31, 2022, 2021, and December 31, 2020, respectively.

Purchases of raw materials from companies affiliated with INEOS Capital Partners were immaterial for the years ended December 31, 2022, 2021 and 2020.

(Dollars in thousands, except share and per share amounts)

27. Quarterly Financial Summary (Unaudited):

The quarterly financial data is presented for each quarter of the two most recent fiscal years to reflect the material retrospective change in 2021, which was previously disclosed in 2021, to reflect the sale of the Performance Chemicals business as discontinued operations. See Note 5 of these consolidated financial statements for further discussion on the transaction.

The following tables summarize the Company's quarterly financial results during the years ended December 31, 2022 and 2021:

	2022			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Sales	$ 179,714	$ 225,172	$ 232,533	$ 182,740
Gross profit	47,735	59,859	67,669	49,367
Operating income	16,436	27,411	38,536	22,002
Net income from continuing operations	7,875	19,245	21,325	21,350
Net income from discontinued operations, net of tax	—	—	—	3,902
Net income	7,875	19,245	21,325	25,252
Net income attributable to Ecovyst Inc.	7,875	19,245	21,325	25,252
Earnings per common share - basic:				
Continued operations	$ 0.06	$ 0.14	$ 0.16	$ 0.17
Discontinued operations	$ —	$ —	$ —	$ 0.03
Net earnings per share - basic	$ 0.06	$ 0.14	$ 0.16	$ 0.20
Earnings per common share - diluted:				
Continued operations	$ 0.06	$ 0.14	$ 0.16	$ 0.17
Discontinued operations	$ —	$ —	$ —	$ 0.03
Net earnings per share - diluted	$ 0.06	$ 0.14	$ 0.16	$ 0.20
Weighted average shares outstanding:				
Basic	137,684,773	138,035,764	132,622,105	125,962,111
Diluted	138,749,065	139,149,560	134,096,839	127,538,343

(Dollars in thousands, except share and per share amounts)

	2021			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Sales	$ 126,624	$ 146,952	$ 167,428	$ 170,197
Gross profit	30,119	38,473	53,644	54,425
Operating income	2,482	11,652	22,494	17,979
Net (loss) income from continuing operations	(2,748)	(7,870)	4,689	7,723
Net (loss) income from discontinued operations, net of tax	(89,770)	6,520	(75,872)	17,712
Net (loss) income	(92,518)	(1,350)	(71,183)	25,435
Less: Net income attributable to the noncontrolling interest - discontinued operations	117	140	76	—
Net (loss) income attributable to Ecoyvst Inc.	(92,635)	(1,490)	(71,259)	25,435
(Loss) Earnings per common share - basic:				
Continuing operations	$ (0.02)	$ (0.06)	$ 0.03	$ 0.06
Discontinued operations	$ (0.66)	$ 0.05	$ (0.56)	$ 0.13
Net (loss) earnings per share - basic	$ (0.68)	$ (0.01)	$ (0.52)	$ 0.19
(Loss) Earnings per common share - diluted:				
Continuing operations	$ (0.02)	$ (0.06)	$ 0.03	$ 0.06
Discontinued operations	$ (0.66)	$ 0.05	$ (0.55)	$ 0.13
Net (loss) earnings per share - diluted	$ (0.68)	$ (0.01)	$ (0.52)	$ 0.18
Weighted average shares outstanding:				
Basic	136,006,082	136,095,060	136,129,591	136,256,601
Diluted	136,006,082	136,095,060	137,354,427	137,528,028

(Dollars in thousands, except share and per share amounts)

28. Supplemental Cash Flow Information:

The following table presents supplemental cash flow information for the Company, which includes activity from both continuing and discontinued operations:

	Years ended December 31,		
	2022	2021	2020
Cash paid during the year for:			
Income taxes, net of refunds	$ 25,556	$ 11,843	$ 35,013
Interest[(1)]	35,370	59,040	90,291
Non-cash investing activity[(2)]:			
Capital expenditures acquired on account but unpaid as of the year end	4,653	6,116	16,245

(1) Cash paid for interest is shown net of capitalized interest for the periods presented and excludes $2,307 and $4,963 of net interest proceeds on swaps designated as net investment hedges for the years ended December 31, 2021 and 2020, respectively, which are included within cash flows from investing activities, discontinued operations in the Company's consolidated statements of cash flows.

(2) For the supplemental non-cash information on lease liabilities arising from obtaining right-of-use lease assets, see Note 14 to these consolidated financial statements for additional details.

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets as of December 31, 2022, 2021 and 2020 to the total of the same amounts shown in the consolidated statements of cash flows for the years then ended:

	December 31,		
	2022	2021	2020
Cash and cash equivalents	$ 110,920	$ 140,889	$ 113,377
Restricted cash included in prepaid and other current assets	—	—	1,640
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$ 110,920	$ 140,889	$ 115,017

29. Subsequent Events:

On February 9, 2023, we amended the 2021 Term Loan Facility to replace LIBOR with secured overnight financing rate ("SOFR") as the benchmark interest rate, and on February 17, 2023, we amended the ABL Facility to replace LIBOR with SOFR as the benchmark interest rate with respect to U.S. dollar-denominated borrowings. See Note 18 of these consolidated financial statements for further discussion.

On February 21, 2023, we also amended all existing interest rate caps to replace the LIBOR with SOFR as the benchmark interest rate. See Note 20 of these consolidated financial statements for further discussion.

Other than this item, the Company has evaluated subsequent events since the balance sheet date and determined that there are no additional matters to disclose.

SCHEDULE I
ECOVYST INC. AND SUBSIDIARIES (PARENT)
CONDENSED FINANCIAL INFORMATION
CONDENSED STATEMENTS OF INCOME
(in thousands)

	Years ended December 31,		
	2022	2021	2020
Stock compensation expense	$ 20,632	$ 39,523	$ 25,200
Equity in net (income) loss from subsidiaries	(94,329)	100,426	253,571
Net income (loss)	73,697	(139,949)	(278,771)
Other comprehensive income (loss), net of tax:			
Pension and postretirement benefits	(2,676)	9,530	1,710
Net gain from hedging activities	24,382	2,914	1,177
Foreign currency translation	(9,922)	(2,248)	(2,804)
Total other comprehensive income	11,784	10,196	83
Comprehensive income (loss)	$ 85,481	$ (129,753)	$ (278,688)

See accompanying notes to condensed financial statements.

SCHEDULE I
ECOVYST INC. AND SUBSIDIARIES (PARENT)
CONDENSED FINANCIAL INFORMATION
CONDENSED BALANCE SHEETS
(in thousands, except share and per share amounts)

	December 31, 2022		December 31, 2021	
ASSETS				
Investment in subsidiaries	$	707,229	$	740,737
Total assets	$	707,229	$	740,737
LIABILITIES				
Total liabilities	$	—	$	—
STOCKHOLDERS' EQUITY				
Common stock (0.01 par); authorized shares 450,000,000; issued shares 139,571,272 and 137,820,971 on December 31, 2022 and 2021, respectively; outstanding shares 122,186,238 and 136,938,758 on December 31, 2022 and 2021, respectively		1,396		1,378
Preferred stock (0.01 par); authorized shares 50,000,000; no shares issued or outstanding on December 31, 2022 and 2021, respectively		—		—
Additional paid-in capital		1,091,475		1,073,409
Accumulated deficit		(242,010)		(315,707)
Treasury stock, at cost; shares 17,385,034 and 882,213 on December 31, 2022 and 2021, respectively		(149,624)		(12,551)
Accumulated other comprehensive (loss) income		5,992		(5,792)
Total equity		707,229		740,737
Total liabilities and equity	$	707,229	$	740,737

See accompanying notes to condensed financial statements.

SCHEDULE I
ECOVYST INC. AND SUBSIDIARIES (PARENT)
CONDENSED FINANCIAL INFORMATION
CONDENSED STATEMENTS OF CASH FLOWS
(in thousands)

	Years ended December 31,		
	2022	2021	2020
Cash flows from operating activities:			
Net income (loss)	$ 73,697	$ (139,949)	$ (278,771)
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in net income from subsidiaries	(94,329)	100,426	253,571
Stock compensation expense	20,632	39,523	25,200
Net cash provided by operating activities	—	—	—
Cash flows from investing activities:			
Distribution from subsidiaries	—	435,593	243,749
Net cash provided by investing activities	—	435,593	243,749
Cash flows from financing activities:			
Dividends paid to stockholders	—	(435,593)	(243,749)
Net cash used in financing activities	—	(435,593)	(243,749)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	—	—	—
Net change in cash, cash equivalents and restricted cash	—	—	—
Cash, cash equivalents and restricted cash at beginning of period	—	—	—
Cash, cash equivalents and restricted cash at end of period of continuing operations	$ —	$ —	$ —

See accompanying notes to condensed financial statements.

SCHEDULE I
ECOVYST INC. AND SUBSIDIARIES (PARENT)
CONDENSED FINANCIAL INFORMATION
NOTES TO CONDENSED SCHEDULE I

1. Description of Ecovyst Inc. and Subsidiaries

Ecovyst Inc. ("Ecovyst" or the "Parent Company") is a holding company that conducts substantially all of its business operations through its wholly owned subsidiary, Ecovyst Catalyst Technologies LLC. As specified in certain of Ecovyst Catalyst Technologies LLC's debt agreements, there are restrictions on the ability of Ecovyst Catalyst Technologies LLC to make payments to its stockholder, Ecovyst, on behalf of its equity interests (refer to Note 18 to the Ecovyst consolidated financial statements for further information regarding Ecovyst debt).

2. Basis of Presentation

The accompanying condensed Parent Company financial statements are required in accordance with Rule 4-08(e)(3) of Regulation S-X. These condensed financial statements have been presented on a "parent-only" basis. Under a parent-only presentation, the Parent Company's investment in its consolidated subsidiary is presented under the equity method of accounting. Under the equity method, the investment in subsidiary is stated at cost plus contributions and equity in undistributed income (loss) of the subsidiary, less distributions received since the date of acquisition. These parent-only financial statements should be read in conjunction with Ecovyst's audited consolidated financial statements.

3. Stock-Based Compensation

Refer to Note 23 of the notes to the Ecovyst consolidated financial statements for a description of stock-based compensation.

4. Dividends Paid

On December 14, 2020, Ecovyst's Board of Directors declared a special cash dividend of $1.80 per share, using proceeds and cash on hand from the sale of the Performance Materials business. The dividend was paid on December 29, 2020 to the Company's stockholders of record at the close of business on December 21, 2020.

On August 4, 2021, Ecovyst's Board of Directors declared a special cash dividend of $3.20 per share, using the proceeds from the sale of the Performance Chemicals business. The dividend was paid on August 23, 2021 to the Company's stockholders of record at the close of business on August 12, 2021.

Report of Independent Auditors

To the Management Committee of Zeolyst International:

Opinion

We have audited the accompanying financial statements of Zeolyst International (the "Partnership"), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations and accumulated earnings, of changes in partners' capital and of cash flows for the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the three years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis Of Matter

As discussed within Footnote 15 to the financial statements, the Partnership has significant related party transactions. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with US GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
February 28, 2023

ZEOLYST INTERNATIONAL
BALANCE SHEETS
(in thousands)

	December 31, 2022		December 31, 2021	
ASSETS				
Cash	$	5,408	$	29,651
Trade receivables, net:				
Receivables from third parties		43,363		28,208
Receivables from affiliates		42,622		42,138
Inventories		138,135		116,480
Other current assets		4,733		1,210
Total current assets		234,261		217,687
Property, plant and equipment, net		115,782		130,885
Intangible assets		4,950		6,000
Right-of-use lease asset		5,831		5,950
Other long-term assets		3,504		270
Total assets	$	364,328	$	360,792
LIABILITIES				
Trade accounts payable		16,399		13,429
Accounts payable to affiliates		14,206		17,431
Operating lease liability—current		109		109
Accrued liabilities		4,277		6,848
Total current liabilities		34,991		37,817
Operating lease liability—noncurrent		5,721		5,841
Revolver		10,000		—
Total liabilities		50,712		43,658
Commitments and contingencies (Note 14)				
PARTNERS' CAPITAL				
Contributed capital		54,930		54,930
Accumulated earnings		258,686		262,204
Net partners' capital		313,616		317,134
Total liabilities and partners' capital	$	364,328	$	360,792

See accompanying notes to financial statements.

ZEOLYST INTERNATIONAL
STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS
(in thousands)

		Years ended December 31,				
		2022		**2021**		**2020**
Sales	$	155,744	$	183,772	$	129,708
Related party sales		109,316		78,892		127,538
Total sales		265,060		262,664		257,246
Cost of goods sold		87,116		101,967		85,744
Related party cost of goods sold		72,251		59,626		83,018
Total cost of goods sold		159,367		161,593		168,762
Gross profit		105,693		101,071		88,484
Selling, general and administrative expenses (SG&A)		4,999		5,632		3,133
Related party SG&A		33,463		28,333		32,204
Other operating (income) expense, net		(31)		20		(323)
Operating income		67,262		67,086		53,470
Interest expense, net		270		144		224
Other expense (income), net		510		988		(194)
Net income		66,482		65,954		53,440
Accumulated earnings at beginning of year		262,204		246,250		272,810
Dividends paid		(70,000)		(50,000)		(80,000)
Accumulated earnings at end of year	$	258,686	$	262,204	$	246,250

See accompanying notes to financial statements.

ZEOLYST INTERNATIONAL
STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
(in thousands)

	Contributed capital	Accumulated earnings	Net partners' capital
Ecovyst, Inc.:			
Balance, January 1, 2020	$ 27,465	$ 136,405	$ 163,870
Dividends paid		(40,000)	(40,000)
Net income		26,720	26,720
Balance, December 31, 2020	$ 27,465	$ 123,125	$ 150,590
Dividends paid		(25,000)	(25,000)
Net income		32,977	32,977
Balance, December 31, 2021	$ 27,465	$ 131,102	$ 158,567
Dividends paid		(35,000)	(35,000)
Net income		33,241	33,241
Balance, December 31, 2022	$ 27,465	$ 129,343	$ 156,808
CRI Zeolites Inc.:			
Balance, January 1, 2020	$ 27,465	$ 136,405	$ 163,870
Dividends paid		(40,000)	(40,000)
Net income		26,720	26,720
Balance, December 31, 2020	$ 27,465	$ 123,125	$ 150,590
Dividends paid		(25,000)	(25,000)
Net income		32,977	32,977
Balance, December 31, 2021	$ 27,465	$ 131,102	$ 158,567
Dividends paid		(35,000)	(35,000)
Net income		33,241	33,241
Balance, December 31, 2022	$ 27,465	$ 129,343	$ 156,808
Total partners' capital at December 31, 2020	$ 54,930	$ 246,250	$ 301,180
Total partners' capital at December 31, 2021	$ 54,930	$ 262,204	$ 317,134
Total partners' capital at December 31, 2022	$ 54,930	$ 258,686	$ 313,616

See accompanying notes to financial statements.

ZEOLYST INTERNATIONAL
STATEMENTS OF CASH FLOWS
(in thousands)

	Years ended December 31,		
	2022	**2021**	**2020**
Cash flows from operating activities:			
Net income	$ 66,482	$ 65,954	$ 53,440
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	20,393	18,460	17,397
Loss (Gain) on sale or disposal of capital assets	37	(5)	25
Amortization of deferred financing fees	51	45	30
Gain on sale of investment	—	—	(372)
Net change in returns allowance	37	340	(713)
Net change in inventory reserve	300	(96)	—
Other	(3,326)	—	—
Working capital changes that provided (used) cash:			
Receivables, including affiliates	(15,675)	(37,238)	47,163
Inventories	(24,782)	(18,143)	29,623
Other current assets	(747)	(532)	58
Accounts payable, including affiliates	(1,320)	4,350	5,298
Other current liabilities	(2,571)	3,883	(811)
Net cash provided by operating activities	38,879	37,018	151,138
Cash flows from investing activities:			
Purchases of property, plant and equipment	(3,122)	(5,054)	(19,105)
Proceeds from sale of investment	—	—	372
Net cash used in investing activities	(3,122)	(5,054)	(18,733)
Cash flows from financing activities:			
Draw down of revolver	46,000	—	—
Payments on revolver	(36,000)	—	(15,000)
Revolver re-financing payments	—	(150)	(90)
Payments of cash dividends	(70,000)	(50,000)	(80,000)
Net cash used in financing activities	(60,000)	(50,150)	(95,090)
Net change in cash	(24,243)	(18,186)	37,315
Cash at beginning of period	29,651	47,837	10,522
Cash at end of period	$ 5,408	$ 29,651	$ 47,837
Non-cash investing activity:			
Capital expenditures acquired on account but unpaid	$ 1,066	$ 1,969	$ 1,816

See accompanying notes to financial statements.

1. Organization:

Zeolyst International is a Kansas general partnership ("Partnership") by and between Ecovyst Catalyst Technologies LLC ("Ecovyst") and CRI Zeolites Inc. ("CRI"), a Royal Dutch Shell affiliate (collectively, the "Partners") formed pursuant to a Partnership Agreement dated February 1, 1988, as amended ("the Agreement"). Pursuant to a Contribution, Assignment, and Assumption Agreement dated July 29, 2021 (the "Contribution Agreement") by and between Ecovyst and PQ Corporation ("PQ"), PQ transferred and Ecovyst assumed PQ's interest in the Partnership and the Agreement. The percentage interests as of December 31, 2022 and 2021 are as follows:

Ecovyst	50%
CRI	50%

The Partnership was formed pursuant to the Kansas Uniform Partnership Act. The Agreement specifies that the partners share equally in capital contributions. The Agreement states that the profits and losses of the Partnership will be allocated in accordance with the partners' interests in the Partnership. The intent of the Partnership is to develop, manufacture, and sell zeolites and zeolite-containing catalysts.

The Partnership has significant transactions with its partners and related affiliates. See Note 15 for further information on related party transactions.

2. Partnership Business:

The Partnership manufactures zeolites and zeolytic catalysts that are used by refiners to capture impurities in the processing of petroleum based feed streams while increasing value. The selectivity and activity of zeolites used for this purpose can improve yields and have a general life cyle of 3-4 years. As a result, a significant portion of the Partnership's customer base tends to change on an annual basis. A significant percentage of the base materials purchased for the Partnership's manufacturing process are acquired from related parties. In addition, a significant portion of the Partnership's sales are transacted through Criterion Catalyst Company ("Criterion") which is a subsidiary of CRI. The Partnership compensates Criterion with a 2% sales commission or royalty fee on specific sales transactions.

3. Summary of Significant Accounting Policies:

These financial statements have been prepared in accordance with generally accepted accounting principles. These financial statements are accounted for on a historical cost basis and do not reflect the results of any purchase accounting adjustments recorded in the Partners' respective consolidated financial statements.

Cash and Cash Equivalents. Cash and cash equivalents include investments with original terms to maturity of 90 days or less from the time of purchase.

Trade Accounts Receivables and Allowance for Doubtful Accounts: Trade accounts receivables are recorded at the invoiced amount and do not bear interest. The Partnership maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Allowances for doubtful accounts are based on historical experience and known factors regarding specific customers. If the financial condition of the Partnership's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required. Account balances are charged off against the allowance when it is probable the receivable will not be recovered.

Inventories: Inventories are stated at the lower of cost or net realizable value, valued on the first-in, first-out ("FIFO") method. The Partnership establishes reserves for slow-moving and obsolete inventory.

Property, Plant and Equipment: Property, plant, and equipment are carried at cost and include expenditures for new facilities and major renewals and betterments. Interest is capitalized on capital projects as applicable. Maintenance, repairs and minor renewals are charged to expense as incurred. When assets are sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in the results of operations.

Depreciation is generally provided on the straight-line method based on estimated useful lives of the assets, ranging up to 33 years for buildings and improvements and 10 years for machinery and equipment.

We perform an impairment review of property, plant and equipment and other long-lived assets when events and circumstances indicate that those assets may be impaired by comparing the carrying amount of the assets to their fair value. Fair value is determined using quoted market prices where available, or other techniques including discounted cash flows. The Partnership's estimates of future cash flows involve assumptions concerning future operating performance, economic conditions, and technological changes that may affect the future useful lives of the assets.

Leases. The Partnership has an evergreen land lease agreement with a remaining lease term of 29 years as of December 31, 2022. Accounting Standards Codification Topic 842, Leases ("ASC 842"), does not provide definitive guidance as to determining the length of evergreen leasing arrangements. As such, the Partnership estimated the term of the lease agreement to be commensurate with the estimated useful life of the buildings located on the land that is being leased. Upon adoption of ASC 842 on January 1, 2019, the Partnership assigned a 33 year life to the land lease agreement.

When the Company enters into an arrangement, at inception, the Partnership determines if the arrangement contains a lease and whether that lease meets the classification criteria of a finance or operating lease. The Partnership's lease arrangement only contains lease components. The Partnership's lease agreement does not contain any material residual value guarantees or material restrictive covenants.

The Partnership recognizes a right-of-use lease asset and lease liability at the lease commencement date based on the present value of the remaining lease payments over the lease term. The Partnership was unable to readily determine the discount rate implicit in the lease agreement in accordance with the policy. As such, the Partnership utilized its incremental borrowing rate over the relevant lease term, which is the rate of interest that it would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. Short-term leases, which have an initial term of twelve months or less, are not recorded on the Partnership's balance sheet.

Lease expense for the operating lease is recognized on a straight-line basis over the lease term. The amortization expense component of the right-of-use lease asset is included in cost of goods sold and in selling, general and administrative expenses on the consolidated statements of income.

Intangibles and Other Long-term Assets: Other long-term assets primarily include intangible assets, at cost and spare parts. In May 2017, the Partnership made a $6,500 strategic investment for license of materials-based solutions for catalytic and separations processes. In April 2018, the Partnership made a $4,000 strategic investment to buy down royalty obligations related to certain license agreements. The Partnership amortizes these intangible assets over a ten-year period and includes the expense in selling, general and administrative expenses on its statements of operations. These investments are accounted for under the cost method of accounting. The Partnership incurred intangible asset related amortization expense of $1,050 for each of the years ended December 31, 2022, 2021 and 2020, respectively, related to these investments.

Revenue Recognition: In determining the appropriate amount of revenue to be recognized as the Partnership fulfills its obligations under its agreements, the Partnership performs the following steps: (i) identification of the contract with the customer; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) the Partnership satisfies each performance obligation.

The Partnership identifies a contract when an agreement with a customer creates legally enforceable rights and obligations, which occurs when a contract has been approved by both parties, the parties are committed to perform their respective obligations, each party's rights and payment terms are clearly identified, commercial substance exists and it is probable that the Partnership will collect the consideration to which it is entitled.

The Partnership may recognize revenue from bill-and-hold arrangements initiated by a customer. Under these bill-and-hold arrangements, a customer pays for the goods, but does not take physical possession immediately. The Partnership considers satisfaction of performance obligations when they have finished manufacturing the products based on the agreed upon specifications in accordance with the order. These products are custom made to each customer's specifications and cannot be made available for use with another customer's order. Once the goods have been segregated in a designated space in the warehouse and the customer has been invoiced, title to the goods and risk of loss has transferred to the customer. The customers have access to their products to inspect and can take possession of even prior to the scheduled delivery dates.

The Partnership may offer rebates to customers who have reached a specified volume of optional purchases. The Partnership recognizes rebates given to customers as a reduction of revenue based on an allocation of the cost of honoring rebates earned and claimed to each of the underlying revenue transactions that result in progress by the customer toward earning the rebate. Rebates are recognized at the time revenue is recorded. The Partnership measures the rebate obligation based on the estimated amount of sales that will result in a rebate at the adjusted sales price per the respective sales agreement.

The Partnership recognizes revenue when all essential elements of the sales order have shipped and both title and risk of loss has passed to the customer. Hydrocracking and specialty catalyst orders are typically filled by a number of individual shipments, and those shipments may span the end of a fiscal quarter or year. If a portion of the order has not shipped and it is essential to the functionality of the customer's end use, revenue is recognized when the order is completed. A shipment is considered essential if each individual shipment has no value to the customer on a stand-alone basis and if the remaining shipment is not considered inconsequential and perfunctory.

The Partnership reserves 3% of the Hydrocracking Catalyst sales due to a clause in the contract that allows customers to return up to 5% of the unused products they purchase within 90 days, and based on historical experience. The total sales returns reserve was $1,052 and $1,015 as of December 31, 2022 and 2021, respectively.

Shipping and Handling Costs: The Partnership classifies costs related to shipping and handling of products shipped to customers as cost of goods sold.

Research and Development: Research and development costs of $15,102, $13,068 and $13,554 for the years ended December 31, 2022, 2021 and 2020, respectively, were expensed as incurred and reported in selling, general and administrative expenses in the accompanying statements of operations. Costs include salaries, contractor fees, building costs, utilities, and administrative expenses.

Foreign Exchange Transactions: The functional currency of the Partnership is the U.S. Dollar. The Partnership enters into transactions that are denominated in other currencies. Gains and losses on foreign currency transactions are included in other (income) / expense, net on the statements of operations. Foreign exchange loss of $1,824 and $1,551 and gain of $41 were recognized for the years ended December 31, 2022, 2021 and 2020, respectively.

Fair Value Measurements: The Partnership's financial assets and liabilities are reflected in the financial statements at amortized cost which approximates fair market value. Fair value is defined as the price at which an asset could be exchanged in a current transaction between willing market participants. A liability's fair value is defined as the amount that would be paid to transfer the liability to a market participant, not the amount that would be paid to settle the liability with a creditor. The Partnership's cash balances approximate fair value due to their short-term maturity.

Use of Estimates: The preparation of the Partnership's financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification and Correction of an Error. Certain reclassifications have been made to the historical presentation of the consolidated financial statements and the notes accompanying the consolidated financial statements.

4. Recently Issued Accounting Standards:

In March 2020 and January 2021, the Financial Accounting Standards Board issued guidance to address certain accounting consequences from the anticipated transition from the use of the London Interbank Offered Rate ("LIBOR") and other interbank offered rates to alternative reference rates. The new guidance contains practical expedients for reference rate reform related activities that impact debt, leases, derivatives and other contracts. The guidance is optional and may be elected over time as reference rate reform activities occur. The time period through which the practical expedients provided in the guidance is available was set to expire on December 31, 2022, but was extended through December 31, 2024 by the FASB in December 2022. During the year ended December 31, 2020, the Partnership elected to apply the hedge accounting expedients related to probability and the assessments of effectiveness for future LIBOR-indexed cash flows to assume that the index upon which future hedged transactions will be based on matches the index of the corresponding derivatives. Application of these expedients preserves the presentation of derivatives consistent with past presentation. The Partnership continues to evaluate the impact of the guidance and may apply elections as applicable as additional changes in the market occur.

5. Revenue from Contracts with Customers:

The Partnership applies the five-step revenue recognition model to each contract with its customers. Evidence of a contract between the Partnership and its customers may take the form of a master service agreement ("MSA"), a MSA in combination with an underlying purchase order, a combination of a pricing quote with an underlying purchase order or an individual purchase order received from a customer. The Partnership and certain of its customers enter into MSAs that establish the terms, including prices, under which orders to purchase goods may be placed. In cases where the MSA contains a distinct order for goods or contains an enforceable minimum quantity to be purchased by the customer, the Partnership considers the MSA to be evidence of a contract between the Partnership and its customer as the MSA creates enforceable rights and obligations. In cases where the MSA does not contain a distinct order for goods, the Partnership's contract with a customer is the purchase order issued under the MSA. Customers of the Partnership may also negotiate orders via pricing quotes, which typically detail product pricing, delivery terms and payment information. When a customer procures goods under this method, the Partnership considers the combination of the pricing quote and the purchase order to create enforceable rights and obligations. Absent either a MSA or pricing quote, the Partnership considers an individual purchase order to create enforceable rights and obligations.

The Partnership identifies a performance obligation in a contract for each promised good that is separately identifiable from other promises in the contract and for which the customer can benefit from the good. The Partnership's contracts have a single performance obligation, which is the promise to transfer individual goods to the customer. Single performance obligations are satisfied according to the shipping terms noted within the MSA or purchase order.

As described above, the Partnership's MSAs with its customers may outline prices for individual products or contract provisions. Revenue from product sales are recorded at the sales price, which includes estimates of variable consideration for which reserves are established and which result from discounts, returns or other allowances that are offered within contracts between the Partnership and its customers.

The Partnership recognizes revenues when performance obligations under the terms of a contract with its customer are satisfied, which generally occurs at a point in time by transferring control of a product to the customer. The Partnership determines the point in time when a customer obtains control of a product and the Partnership satisfies the performance obligation by considering factors including when the Partnership has a right to payment for the product, the customer has legal title to the product, the Partnership has transferred possession of the product, the customer has assumed the risks and rewards of ownership of the product and the customer has accepted the product. Revenue is measured as the amount of consideration the Partnership expects to receive in exchange for transferring goods. The Partnership does not have any significant payment terms as payment is received at, or shortly after, the point of sale.

Contract Assets and Liabilities

A contract asset is a right to consideration in exchange for goods that the Partnership has transferred to a customer when that right is conditional on something other than the passage of time. A contract liability exists when the

Partnership receives consideration in advance of performance obligations. The Partnership has not recorded any contract assets or contract liabilities on its balance sheet as of December 31, 2022 and 2021.

Practical Expedients and Accounting Policy Elections

The Partnership has elected to use certain practical expedients and has made certain accounting policy elections as permitted under the new revenue recognition guidance. Certain of the Partnership's contracts with customers are based on an individual purchase order; thus, the duration of these contracts are for one year or less. The Partnership has made an accounting policy election to omit certain disclosures related to remaining performance obligations for contracts which have an initial term of one year or less.

The Partnership uses an output method to recognize revenues related to performance obligations. These performance obligations, as described above, are satisfied within a calendar year. As such, the Partnership has elected to utilize the "as-invoiced" practical expedient, which permits the Partnership to recognize revenue in the amount to which it has a right to invoice the customer, provided that the amount corresponds directly with the value provided by the performance obligation as completed to date.

When the Partnership performs shipping and handling activities after the transfer of control to the customer (e.g. when control transfers prior to delivery), they are considered fulfillment activities as opposed to separate performance obligations, and the Partnership recognizes revenue upon the transfer of control to the customer. Accordingly, the costs associated with these shipping and handling activities are accrued when the related revenue is recognized under the Partnership's policy election. The Partnership expenses incremental costs of obtaining a contract as incurred if the expected amortization period of the asset that the Partnership would have recognized is one year or less. Sales, value added and other taxes the Partnership collects concurrent with revenue producing activities are excluded from revenues.

Disaggregated Revenue

The following table disaggregates the Partnership's sales by end use for the years ended December 31, 2022, 2021, and 2020:

	Years ended December 31,		
	2022	**2021**	**2020**
Clean Fuels, Emission Control & Other	$ 206,907	$ 227,586	$ 202,885
Polymers & Engineered Plastics	58,153	35,078	54,361
Total	$ 265,060	$ 262,664	$ 257,246

6. Accounts Receivable and Allowance for Doubtful Accounts:

The components of accounts receivable are as follows:

	December 31,	
	2022	**2021**
Trade accounts receivable	$ 87,037	$ 71,362
Allowance	(1,052)	(1,016)
	$ 85,985	$ 70,346

7. Inventories:

Inventories were classified is as follows:

	December 31,			
	2022		**2021**	
Finished products and work in process	$	127,975	$	110,926
Raw materials and containers		10,160		5,554
	$	138,135	$	116,480

8. Property, Plant and Equipment:

A summary of property, plant and equipment, at cost, and related accumulated depreciation is as follows:

	December 31,			
	2022		**2021**	
Land and buildings	$	68,580	$	68,329
Machinery and equipment		213,612		213,684
Construction in progress		3,834		891
		286,026		282,904
Less: accumulated depreciation		(170,244)		(152,019)
	$	115,782	$	130,885

Depreciation expense was $19,254, $17,197 and $16,134 for the years ended December 31, 2022, 2021, and 2020, respectively. Disposal of assets reduced PP&E and accumulated depreciation by $1,014, $192, and $4,268, respectively with a $37 reduction, a $5 increase, and a $25 reduction to earnings for the years ended December 31, 2022, 2021, and 2020, respectively.

9. Leases:

Operating lease costs of $310 are included in cost of goods sold on the consolidated statements of income for the years ended December 31, 2022, 2021 and 2020, respectively. Cash payments on operating leases included in operating cash flows was $310 for the years ended December 31, 2022, 2021, and 2020, respectively. The weighted average lease term is 29 years with a weighted average discount rate of 3.25%. The current portion of the lease liability is included on the Partnership's balance sheet in other current liabilities. There was no finance lease costs for the year ended December 31, 2022.

Maturities of lease liabilities as of December 31, 2022 are as follows:

	Operating Lease
2023	$ 310
2024	310
2025	310
2026	310
2027	310
Thereafter	7,440
Total lease payments	8,990
Less: Interest	(3,159)
Total lease liabilities	$ 5,831

10. Accrued Liabilities:

A summary of accrued liabilities is as follows:

	December 31,	
	2022	2021
Accrued commissions	$ 3,041	$ 2,425
Accrued rebates	823	3,470
Accrued other	413	953
	$ 4,277	$ 6,848

11. Revolver:

On March 2, 2016, the Partnership entered into a five-year revolving line of credit facility of $60,000, which carries an initial interest rate of LIBOR or the base rate plus an interest margin of 0.75% per annum.

On May 26, 2020 this agreement was initially amended and extended to May 25, 2022. On November 30, 2021, this agreement was amended and extended to November 29, 2026. The interest rate on the facility is LIBOR or the base rate plus an interest margin of 1.00% per annum. A commitment fee is paid to the bank for this agreement. As of December 31, 2022, availability under this agreement was $50,000.

The revolving credit agreement contains certain restrictions and covenants that require the Partnership to maintain a minimum partners' equity, as defined, of $200,000 plus 10% of net income, and a minimum EBITDA of $40,000 on a last twelve month basis measured quarterly. The Partnership was in compliance with all covenants during 2022.

Cash payments for interest were approximately $306, $150 and $225 for the years ended December 31, 2022, 2021 and 2020, respectively.

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction. The carrying amount of the revolving line of credit approximates fair value because it is a short- term liquidity tool to fund operations, which is drawn down and paid back with cash generated from operations.

12. Partners' Contributions:

In accordance with the Agreement, in the event that cash flow from operations is insufficient to meet the Partnership's requirements, following a majority vote by the Management Committee of the Partnership to request capital from the partners, the partners will provide additional capital to enable the Partnership to meet its obligations. No such contributions were made during the years ended December 31, 2022, 2021, or 2020 as the Partnership had the ability to finance operations through cash flow from operations and borrowings under the Partnership's revolving line of credit facility.

13. Income Taxes:

As a partnership, Zeolyst International is not liable for the payment of taxes on income in the U.S. Net income and losses are allocated to the respective partners on an annual basis, and it is the partners' responsibility to pay income taxes, if any, thereon according to their respective tax positions.

14. Commitments and Contingent Liabilities:

In 1998, the Partnership entered into a ten year tolling agreement ("the Tolling Agreement") with CRI Belgium, a related party, for the manufacture of specialty extruded products. Effective January 2004, the 1998 Tolling Agreement was replaced by a new evergreen ten-year tolling agreement with CRI Belgium. Both parties can terminate this agreement without cause with twenty-four months' notice. The Partnership pays CRI Belgium a daily charge rate based on the actual days of production. This charge is included in related party cost of goods sold and totaled $20,134, $19,617 and $15,700 for the years ended December 31, 2022, 2021 and 2020, respectively. In addition, for certain capital expenditures, that are beneficial to the Partnership, the parties will mutually agree on future adjustments to the daily charge rates or propose an alternative method of the Partnership's contribution to those costs.

During 2007, the Partnership entered into a License Agreement with a third party to obtain exclusive licensing rights to use the technology in the manufacturing, using and selling of Powder catalyst and Shaped catalyst. The consideration for the licensing rights includes (1) a down payment of $3,200 payable in six annual installments to acquire the product license, and (2) royalty payments at a rate of 10% of the Powder and Shaped Net Sale price during the royalty period. As of December 31, 2021, the partnership has paid in full the $3,200 down payment. The product license intangible is being amortized over the life of the agreement on a straight-line basis, which is estimated to be 15 years. Amortization expense of $89 was recognized for the year ended December 31, 2022 and $213 was recognized for the year ended December 31, 2021 and 2020, respectively. The royalty period of 10 years began in 2013, immediately after the date on which the Partnership had cumulatively produced the first 250 metric tons of Powder and Shaped catalyst. If at the end of the Royalty Period, the cumulative of running royalties actually paid by the Partnership is less than $3,000, the Partnership will be obligated to pay the difference between the $3,000 and the actual cumulative running royalty amount. The agreement ended in 2022 and the Partnership paid $216 in March 2022. As of December 31, 2022 there were no liabilities recorded related this agreement and in December 31, 2021, there was $200 of liabilities recorded.

15. Related Party Transactions:

Policies and Procedures

The Partnership maintains certain policies and procedures for the review, approval, and ratification of related party transactions. All significant relationships and transactions are separately identified by management if they meet the definition of a related party or a related party transaction. Related party transactions include transactions that occurred during the year, in which the Partnership was or will be a participant and which any related person had or will have a direct or indirect material interest. Due to the nature of the Partnership, material related party transactions are identified on a transaction-based approach. The types of transactions identified and reviewed include, but are not limited to, sales of products, purchases of inventory, tolling costs, sales and marketing costs, research and development, and management-related fees. All related party transactions are reviewed, approved and documented by the appropriate level of the Partnership's management in accordance with these policies and procedures.

Ecovyst

Pursuant to the Contribution Agreement, PQ transferred and Ecovyst assumed PQ's interest in a Lease Agreement by and between PQ and the Partnership dated February 1, 1988 (the "Lease") pursuant to which the Partnership leases certain land used in its Kansas City production facilities, and PQ transferred to Ecovyst the land underlying the Partnership's Kansas City production facility. The Lease, which has been recorded as an operating lease, provided for rental payments of $310, $310, and $310 for the years ended December 31, 2022, 2021 and 2020, respectively. The rent expense is included in the related party cost of goods sold line item in the accompanying statements of operations. The term of the Lease continues as long as the Agreement is in effect. The Partnership purchases certain of its raw materials from Ecovyst and is charged for various manufacturing costs incurred at the Ecovyst Kansas City production facility. The amount of these costs charged to the Partnership by PQ and Ecovyst during the years ended December 31, 2022, 2021 and 2020 were $23,699, $21,778 and $16,065, respectively. These costs are a component of production costs and are included in the related party cost of goods sold line item in the accompanying statements of operations when the inventory is sold. Certain administrative, marketing, engineering, management-related, and research and development services are provided to the Partnership by Ecovyst. During the years ended December 31, 2022, 2021 and 2020, the Partnership was charged by PQ and Ecovyst $13,908, $11,406 and $12,229, respectively, for these services. These amounts are included in the related party selling, general and administrative line item in the accompanying statements of operations. In addition, certain product demonstration costs of $1,621, $924 and $1,853 during the years ended December 31, 2022, 2021 and 2020, respectively, were recorded in the related party cost of goods sold line of the accompanying statements of operations.

The Partnership recognized no sales to Ecovyst for the years ended December 31, 2022 and 2021, respectively, and recognized $861 to the former wholly owned subsidiary of PQ in the year ended December 31, 2020. As of December 14, 2020, PQ divested its ownership of this subsidiary. The Partnership reported activity prior to the date of sale as related party. Subsequent to the date of sale, the Partnership includes this activity as third party.

As of December 31, 2022 and 2021, the accounts payable to affiliates consisted of $2,636 and $2,943 due to Ecovyst. As of December 31, 2022 and 2021, there were no trade receivables due from Ecovyst.

On December 18, 2013, PQ and ZI, entered into a real estate tax abatement agreement with the Unified Government of Wyandotte County and Kansas City, Kansas, assigned by PQ to Ecovyst in 2021, that will utilize an Industrial Revenue Bond financing structure to achieve a 75% real estate tax abatement on the value of the improvements that will be constructed during the expansion of Ecovyst's and ZI's facilities at the jointly-operated Kansas City, Kansas plant.

During the year ended December 31, 2020, the original IRB financing structure from December 2013 was exhausted. In order to fund future plant expansions, the Company entered into an additional IRB financing structure with similar terms and conditions, which also provides for 75% real estate tax abatements on the value of future improvements. The financing obligations and the industrial bonds receivable have been presented net, as the financing obligations and the industrial bonds meet the criteria for right of setoff conditions under GAAP.

CRI and Royal Dutch Shell Affiliates

Royal Dutch Shell affiliates include CRI, Criterion, Shell Development Company, Shell Research and Technology Center-Amsterdam, CRI Center Marketing Asia Pacific, Shell International Oil Products, CRI Belgium and CRI Technology Services. As described in Note 2, a significant portion of the Partnership's sales are transacted through Criterion. During the years ended December 31, 2022, 2021 and 2020 the Partnership recognized sales transacted through Criterion of $108,584, $78,892 and $126,677, respectively. The Partnership purchases certain of its raw materials and is charged for tolling, customer distribution and packaging costs incurred by Criterion. The amount of these costs charged to the Partnership during the years ended December 31, 2022, 2021 and 2020 were $22,459, $24,590 and $21,686, respectively. These costs are a component of production costs and are included in the related party cost of goods sold line item in the accompanying statements of operations when the inventory is sold. Certain engineering, management-related, broker-related, and research and development services are provided to the Partnership by CRI and Royal Dutch Shell affiliates. During the years ended December 31, 2022, 2021 and 2020, the Partnership was charged $19,554, $16,927 and $19,975, respectively, for these services. These amounts are included in the related party selling, general and administrative line item in the accompanying statements of operations.

As of December 31, 2022 and 2021, the accounts payable to affiliates balance consisted of $11,570 and $9,498, respectively, due to CRI and Shell affiliates. Included in trade accounts receivable as of December 31, 2022 and 2021 was $36,030 and $42,138, respectively, of receivables related to sales transacted through Criterion, as described above.

Zeolyst C.V.

Zeolyst C.V. is a limited partnership formed in 1993 pursuant to a joint venture agreement between PQ Zeolites B.V. and CRI for the purpose of the production of Zeolite powders. The Partnership entered into an agreement with Zeolyst C.V. to purchase Zeolite powders manufactured by Zeolyst C.V. Under the terms of the agreement, products manufactured by Zeolyst C.V. are supplied solely to the Partnership. The Partnership has performed a qualitative and quantitative analysis and concluded that for Zeolyst C.V. for which it holds a variable interest but will not absorb a majority of the expected losses or residual returns, the Partnership is not the primary beneficiary and therefore, this VIE was not consolidated in the Partnership's consolidated financial statements. The Partnership has no unfunded commitments or guarantees as a result of its involvement with Zeolyst C.V. The total carrying value of assets and liabilities for Zeolyst C.V was $110,776 and $12,695 as of December 31, 2022 and was $109,050 and $7,150 as of December 31, 2021, respectively. The Partnership currently does not have any exposure to any losses by Zeolyst C.V. The Partnership has purchased $39,027, $54,366 and $43,104 through the sales agreement during the years ended December 31, 2022, 2021 and 2020, respectively. These costs are a component of production costs and are included in the related party cost of goods sold line item in the accompanying statements of operations when the inventory is sold.

As of December 31, 2022 and 2021, the accounts payable to affiliates balance consisted of $6,592 and $4,990, respectively, due to Zeolyst C.V.

16. Subsequent Events:

The Partnership has evaluated subsequent events from the balance sheet date through February 28, 2023 and determined there are no further items to disclose.

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SALES AND ADJUSTED EBITDA BY BUSINESS SEGMENT

($ in millions except %, unaudited)	Year ended December 31, 2022
Sales:	
Ecoservices	159.8
Silica Catalysts	23.0
Total sales	**182.8**
Zeolyst Joint Venture sales	39.9
Adjusted EBITDA[1]:	
Ecoservices	54.4
Catalyst Technologies	20.3
Unallocated corporate expense	(5.5)
Total Adjusted EBITDA	**69.2**
Adjusted EBITDA Margin[1]:	
Ecoservices	34.0%
Catalyst Technologies	32.3%
Total Adjusted EBITDA Margin[1][2]	**31.1%**

[1] Adjusted EBITDA margin calculation includes proportionate 50% share of net sales from the Zeolyst Joint Venture.

[2] Total sales include corporate costs.

NET DEBT LEVERAGE RATIO

($ in millions except ratio)	December 31, 2022
Total Debt	**886.4**
Less: Cash and cash equivalent	110.9
Net Debt	**775.5**
Net income	69.8
Adjusted EBITDA	276.8
Net Debt to Net Income Ratio	**11.1x**
Net Debt Leverage Ratio	**2.8x**

Corporate Governance

Board of Directors

Kevin M. Fogarty
Chairman
Chairperson, Nominating and Corporate Governance Committee

Kurt J. Bitting
Chief Executive Officer and Director of Ecovyst

David A. Bradley
Director
*Compensation Committee
Health, Safety, Environment and Security Committee*

Bryan K. Brown
Director
*Audit Committee
Nominating and Corporate Governance Committee*

Anna C. Catalano
Director
Nominating and Corporate Governance Committee

Robert Coxon
Director
*Chairperson, Health, Safety, Environment and Security Committee
Audit Committee*

Jonny Ginns
Director
*Compensation Committee
Health, Safety, Environment and Security Committee*

Timothy Walsh
Director
Chairperson, Compensation Committee

Susan F. Ward
Director
Chairperson, Audit Committee

Kyle Vann
Director
*Audit Committee
Compensation Committee*

Management Team

Kurt J. Bitting
Chief Executive Officer and Director of Ecovyst

George Vann
President of Ecoservices

Paul Whittleston
President of Catalyst Technologies

Mike Feehan
Chief Financial Officer

Sean Dineen
Vice President
Strategy and Business Development

Elaine T. Simpson
Vice President
Environment and Sustainability

Joseph S. Koscinski
Chief Administrative Officer
Vice President
Secretary and General Counsel

Investor Information

Global Headquarters
300 Lindenwood Drive
Malvern, PA 19355-1740
(484) 617-1200

Website
investor.ecovyst.com

Investor Relations
InvestorRelations@ecovyst.com

Transfer Agent
American Stock Transfer
and Trust Company, LLC (AST)
Toll-Free (800) 937-5449
www.astfinancial.com

Stock Listing
Listed on the New York Stock Exchange on September 29, 2017
Ticker: ECVT

SEC Filings
All ECVT filings are on www.sec.gov

Independent Auditors
PricewaterhouseCoopers LLP
Two Commerce Square
Suite 1800
2001 Market Street
Philadelphia, PA 19103-7042
(267) 330-3000

2023 Annual Meeting of Stockholders
Wednesday, May 10, 2023
8:30 a.m. ET
280 Cedar Grove Road
Conshohocken, PA 19428-2240
(484) 617-1200



Accelerating the transition to a
sustainability-driven future

Ecovyst Inc. 300 Lindenwood Drive / Malvern, PA 19355-1740 / (484) 617-1200 **www.ecovyst.com**